 Filed Pursuant to Rule 424 (b) (3)
Registration No. 333-133649

JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus is being furnished in connection with the solicitation by the Board of Directors of Sterling Bank for proxies of Sterling Bank shareholders for use at its annual meeting of shareholders to be held on December 12, 2006 and by the Board of Directors of Farnsworth Bancorp, Inc., or Farnsworth, for proxies for use at its special meeting of shareholders to be held on December 18, 2006. At the Sterling Bank meeting, among other things, Sterling Bank shareholders will be asked to vote to approve a reorganization, which we refer to as the Reorganization, in which Sterling Bank will become a subsidiary of a newly organized bank holding company, Sterling Banks, Inc., which we refer to as the Holding Company. At the Farnsworth meeting, Farnsworth shareholders will be asked to vote to approve a merger of Farnsworth with and into the Holding Company, which we refer to as the Merger. Approval of the Reorganization by the shareholders of Sterling Bank is not a condition to the consummation of the Merger. If the holders of two-thirds of the outstanding shares of Sterling Bank common stock do not vote in favor of the Reorganization then Sterling Bank will convene a special meeting of its shareholders to approve a merger of Farnsworth with and into Sterling Bank.

This document is also the prospectus of the Holding Company with respect to 5,292,735 shares of the Holding Company common stock that may be issued in exchange for shares of Sterling Bank common stock on a one-for-one basis if the Reorganization is approved at the Sterling Bank meeting and with respect to up to 768,439 shares that may be issued in connection with the Merger.

The Board of Directors of Sterling Bank has unanimously approved the adoption of a holding company structure for Sterling Bank. Establishing a holding company will afford more flexibility in the growth of its business. The Board of Directors of Sterling Bank believes that the Reorganization is in the best interests of the Sterling Bank shareholders and urges Sterling Bank shareholders to vote “FOR” this proposal. The Board of Directors of Farnsworth has unanimously approved the Merger and believes that the Merger is in the best interests of the Farnsworth shareholders and urges Farnsworth shareholders to vote “FOR” this proposal.

As a Sterling Bank shareholder, immediately following the Reorganization but excluding the Merger, your percentage stock ownership interest in the Holding Company will be the same as your present interest in Sterling Bank, subject to any changes as a result of the exercise of dissenters’ appraisal rights. Each share of common stock of Sterling Bank will automatically become one share of common stock of Sterling Banks, Inc. Shares of common stock of Sterling Bank are traded on the Nasdaq Capital Market under the symbol “STNJ.” After the Reorganization, the Holding Company’s common stock will trade on the Nasdaq Capital Market under the symbol “STBK.” If the Merger is approved, then the percentage ownership of Sterling Bank shareholders in the Holding Company following the Merger will be approximately 87% of their pre-Reorganization holdings, excluding the exercise of outstanding stock options.

Approval of the Reorganization requires the favorable vote of the holders of at least two-thirds of the outstanding shares of common stock of Sterling Bank. As a Sterling Bank shareholder, your vote is very important. Failing to vote or abstaining is equivalent to voting against approval of the Reorganization.

Approval of the Merger requires the favorable vote of the holders of at least a majority of votes cast at the Farnsworth special meeting. As a Farnsworth shareholder, your vote is very important.

As a Sterling Bank shareholder, if you oppose the Reorganization, you are entitled to exercise dissenters’ appraisal rights and receive cash for your shares of Sterling Bank common stock in an amount equal to their appraised value. For a description of the actions you must take to exercise your dissenters’ appraisal rights, see “Sterling Bank Proposal II—The Holding Company Reorganization—Rights of Dissenting Shareholders” and Appendix D hereto. Sterling Bank shareholders are not being asked to vote on, and may not dissent from, the Merger.

As a Farnsworth shareholder, if you oppose the Merger, you are entitled to exercise dissenters’ appraisal rights and receive cash for your shares of Farnsworth common stock in an amount equal to their appraised value. For a description of the actions you must take to exercise your dissenters’ appraisal rights, see “Farnsworth Proposal I—The Approval of the Merger—Dissenters’ Rights” and Appendix E hereto.

We urge you to read the enclosed materials carefully, including the section entitled “RISK FACTORS” beginning on page 24.

Whether or not you plan to attend the Sterling Bank annual meeting or the Farnsworth special meeting, please sign and date the enclosed proxy card and return it in the accompanying postage-paid return envelope marked “proxy” as quickly as possible. This will not prevent you from voting in person at the annual meeting or the special meeting, as the case may be, but will assure that your vote is counted if you are unable to attend the annual or special meeting. Neither the Securities and Exchange Commission, the Federal Reserve Board, the New Jersey Department of Banking and Insurance, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated as of November 2, 2006 and was first mailed to shareholders on or about November 7,  2006.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS To be held at 5:00 p.m. on December 12, 2006 To Our Shareholders:
Notice is hereby given that the annual meeting of shareholders (the “Annual Meeting”) of Sterling Bank will be held at the Sterling Bank’s headquarters, 3100 Route 38, Mount Laurel, New Jersey, on December 12, 2006 at 5:00 p.m. for the following purposes:

●	To elect twelve (12) persons to the Board of Directors of Sterling Bank to hold office for a one-year term and until their successors are duly elected and qualified;
●
To approve the Plan of Acquisition whereby Sterling Bank will be reorganized into the holding company form of organization and will become a wholly-owned subsidiary of a newly-formed holding company called Sterling Banks, Inc. and each share of common stock of Sterling Bank (other than dissenting shares) will automatically be converted into one share of common stock of Sterling Banks, Inc. (the “Reorganization”).

●	To approve the 2006 Employee Stock Option Plan;
●
To approve a proposal whereby the Board of Directors shall be authorized to adjourn or postpone the Annual Meeting in order to solicit additional proxies if there are not enough votes at the time of the Annual Meeting to constitute a quorum or to approve the Reorganization or the 2006 Employee Stock Option Plan; and

●	To transact such other business as may properly be brought before the Annual Meeting and adjournment or postponement thereof.

Shareholders of record as of the close of business on October 26, 2006 are entitled to notice of, and to vote at, the Annual Meeting and any postponement or adjournment thereof. As of  October 26, 2006 the directors and executive officers of Sterling Bank collectively beneficially owned approximately 19% of Sterling Bank’s outstanding shares of common stock, and they intend to vote all of these shares in favor of the Reorganization and the approval of the 2006 Employee Stock Option Plan.

You are invited to attend the Annual Meeting. Please carefully read the attached joint proxy statement/prospectus for information regarding the matters to be considered and acted upon at the Annual Meeting. We hope that you will attend the Annual Meeting. Your vote is important. Failing to vote or abstaining has the same effect as a vote against the Reorganization.

Each shareholder has the right to dissent from the Reorganization and demand payment of the value of his or her shares of Sterling Bank’s common stock if the Reorganization is completed. The right of the shareholder to receive such payment is contingent upon strict compliance with the requirements of the New Jersey Banking Act of 1948. The full text of the applicable sections of the New Jersey Banking Act of 1948 is included as Appendix D to this joint proxy statement/prospectus.

Whether or not you plan to attend the Annual Meeting, you are requested to sign, date, and return the enclosed proxy in the enclosed postage-paid envelope. You may revoke your proxy by filing with the secretary of Sterling Bank a written revocation or a duly executed proxy bearing a later date. If you are present at the Annual Meeting you may also revoke your proxy and vote in person on each matter brought before the Annual Meeting. However, if you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder (or your broker if your shares are registered in “street name”) to vote in person at the Annual Meeting.

Important: The prompt return of proxies will save Sterling Bank the expense of further requests for proxies in order to ensure a quorum at the meeting. A self-addressed stamped envelope is enclosed for your convenience. No postage is required if mailed in the United States.

By order of the Board of Directors,

R. Scott Horner
Secretary
Mount Laurel, New Jersey November 7, 2006

Farnsworth Bancorp, Inc. 789 Farnsworth Avenue Bordentown, New Jersey 08505 (609) 298-0723
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS To be held at 10:00 a.m. on December 18, 2006
To Our Shareholders:

Notice is hereby given that a special meeting of shareholders of Farnsworth Bancorp, Inc. will be held at the Days Inn, Route 206, Bordentown, New Jersey, on December 18, 2006 at 10:00 a.m. for the following purposes:

●
To approve an Agreement and Plan of Merger, dated as of June 23, 2006, by and among Sterling Banks, Inc., Sterling Bank and Farnsworth Bancorp, Inc., (the “Merger Agreement”) which provides for the merger of Farnsworth Bancorp, Inc. with and into Sterling Banks, Inc. (the “Merger”). In the Merger, each share of Farnsworth common stock outstanding on the effective date of the Merger (other than shares held by dissenting shareholders) will be converted into the right to elect to receive, subject to adjustment or proration under certain circumstances, either $27.50 in cash, 2.3625 shares of Sterling Banks, Inc. (or, under the circumstances described herein, Sterling Bank) common stock, or a combination thereof;

●
To approve a proposal whereby the Board of Directors shall be authorized to adjourn or postpone the special meeting in order to solicit additional proxies if there are not enough votes at the time of the special meeting to constitute a quorum or to approve the Merger; and

●	To transact other business, if any, that may properly come before the meeting or any adjournments or postponements of the meeting.

Only those persons who hold shares of Farnsworth common stock at the close of business on November 6, 2006 are entitled to notice of and to vote at the meeting or at any adjournment or postponement of the meeting. If your shares are not registered in your own name, you will need additional documentation from the record holder in order to vote personally at the meeting. The meeting may be adjourned or postponed more than once without further notice being given to shareholders of Farnsworth other than an announcement being made at the meeting or at any adjournment or postponement of the meeting. Any business referred to in this notice may be transacted at any adjournment or postponement of the meeting.

Shareholders have the right to dissent from the Merger and demand payment of the fair value of their shares if the Merger is completed. The right of a shareholder to do so is contingent upon strict compliance with the requirements of the New Jersey Business Corporation Act. The relevant sections are attached as Appendix E to this joint proxy statement/prospectus.

We look forward to seeing you at the meeting. Your vote is important.  Please mark, sign and return your proxy card, whether or not you plan to attend the meeting.

The enclosed proxy is solicited by and on behalf of the Farnsworth board of directors. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy so that Farnsworth may be assured of the presence of a quorum at the meeting. A self-addressed envelope marked “proxy” is enclosed for your convenience. No postage is required if mailed in the United States.
By Order of the Board of Directors Charles Alessi, Secretary Bordentown, New Jersey November 7, 2006

i

Voting Rights and Votes Required	33
Voting at the Special Meeting; Proxies	33
Participants in the Peoples Savings Bank Employee Stock Ownership Plan	34
Solicitation of Proxies	34
STERLING BANK PROPOSAL I — ELECTION OF DIRECTORS	35
General	35
Biographical Information	36
Meetings and Committees of the Board	37
Policies Regarding Communications with the Board of Directors and Director Attendance at Annual Meetings	38
SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS	39
DIRECTOR AND EXECUTIVE OFFICER COMPENSATION	41
Directors’ Compensation	41
Executive Compensation	41
Employment/Change-in-Control Agreements	42
Stock Options	42
Certain Transactions	43
Equity Compensation Plan Information	43
STERLING BANK PROPOSAL II — THE HOLDING COMPANY REORGANIZATION	44
General	44
Reasons for the Holding Company Reorganization	44
Description of the Reorganization	44
Effective Time	45
Exchange of Stock and Certificates	45
Material Federal Income Tax Consequences	45
Comparison of Shareholders’ Rights	46
Indemnification and Limitation on Liability
Anti-Takeover Effects	49
Stock Option Plans	50
Conditions and Termination	50
Financial Accounting Treatment	50
Amendment	50
Rights of Dissenting Shareholders	51
Description of the Merger	52
Recommendation of the Sterling Bank Board of Directors	52
STERLING BANK PROPOSAL III — APPROVAL OF 2006 EMPLOYEE STOCK OPTION PLAN	53
Purpose of the Option Plan	53
Description of the Option Plan	53
Administration	53
Eligibility	53
Terms and Exercise of Options	53
Federal Income Tax Consequences	54

Recommendation of the Sterling Bank Board of Directors	55
STERLING BANK PROPOSAL — IV-ADJOURNMENT	56
FARNSWORTH PROPOSAL I — APPROVAL OF THE MERGER	57
General	57
Effective Time of the Merger	57
Background of the Merger	57
Farnsworth’s Reasons for the Merger; Recommendation of Farnsworth’s Board of Directors	59
Sterling Bank’s Reasons for the Merger	60
Certain Projections	60
Opinion of Farnsworth’s Financial Advisor	62
Opinion of Sterling Bank’s Financial Advisor	65
Interests of Certain Persons in the Merger	72
The Merger Agreement	74
Dissenters’ Rights	83
Material Federal Income Tax Consequences of the Merger	84
Resales of Shares of Holding Company Common Stock	86
Comparison of Shareholders’ Rights	87
Anti-Takeover Effects	91
Anticipated Accounting Treatment	93
Expenses	93
FARNSWORTH PROPOSAL II—ADJOURNMENT	94
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION	95
BUSINESS OF THE HOLDING COMPANY	103
Organization	103
Management	103
BUSINESS OF STERLING BANK	104
General	104
Lending Activities	105
Commercial Loans	106

Residential Mortgage Loans	107
Consumer Loans	107
Loans Held for Sale	107
Investment Portfolio	107
Sources of Funds	109
Competition	109
Properties	110
Investment Policies	110
Description of Real Estate and Operating Data	110
Legal Proceedings	110
Employees
BUSINESS OF FARNSWORTH	111
General	111
Competition	111
Lending Activities	112
Non-performing and Problem Assets	114
Investment Activities	116
Sources of Funds
Subsidiary Activity	118
Personnel	118
REGULATION OF STERLING BANK AND THE HOLDING COMPANY	119
Regulation of Sterling Bank	119
Regulation of the Holding Company	120
REGULATION OF FARNSWORTH AND PEOPLES	121
Regulation of Peoples	121
Regulation of Farnsworth	122
DESCRIPTION OF THE HOLDING COMPANY STOCK	124
Common Stock	124
Preferred Stock	124
DESCRIPTION OF STERLING BANK STOCK	125
Common Stock	125
Preferred Stock	125
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR STERLING BANK	126
Overview	126
Critical Accounting Policies	126
Results of Operations for the Six Months Ended June 30, 2006 and the Three Years Ended December 31, 2005, 2004, and 2003	126
Financial Condition	132
Summary of Charge-Off Experience	134
Investment Securities Portfolio	135
Deposits
Borrowings	136

Return on Equity and Assets	136
Liquidity and Capital Resources	137
Off-Balance Sheet Arrangements	137
Asset and Liability Management	138
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR FARNSWORTH	140
General	140
Market Risk Analysis	140
Financial Condition	141
Average Balance Sheet	141
Rate/Volume Analysis	142
Results of Operations	143
Liquidity and Capital Resources	144
SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND
CERTAIN BENEFICIAL OWNERS OF FARNSWORTH COMMON STOCK	146
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	147
EXPERTS	147
Audit Fees	148
Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor	149
SHAREHOLDER PROPOSALS	149
LEGAL MATTERS	149
ADDITIONAL INFORMATION	149
OTHER BUSINESS	150

INDEX TO FINANCIAL STATEMENTS	F-1
APPENDIX A - PLAN OF ACQUISITION	A-1
APPENDIX B - CERTIFICATE OF INCORPORATION OF STERLING BANKS, INC.	B-1
APPENDIX C - BYLAWS OF STERLING BANKS, INC.	C-1
APPENDIX D - SECTION 17.9A-360 THROUGH 17.9A-369 OF THE NEW JERSEY BANKING ACT OF 1948	D-1
APPENDIX E -SECTIONS 14A:11-1 THROUGH 14A:11-11 OF THE NEW JERSEY BUSINESS CORPORATION ACT	E-1
APPENDIX F - 2006 EMPLOYEE STOCK OPTION PLAN	F-1
APPENDIX G - AGREEMENT AND PLAN OF MERGER	G-1
APPENDIX H - FAIRNESS OPINION OF RAYMOND JAMES & ASSOCIATES	H-1
APPENDIX I - FAIRNESS OPINION OF JANNEY MONTGOMERY SCOTT, LLC	I-1

v

QUESTIONS AND ANSWERS FOR STERLING BANK SHAREHOLDERS

        1.  Why is Sterling Bank reorganizing itself into a holding company structure?

By reorganizing, Sterling Bank can take advantage of the more flexible New Jersey Business Corporation Act and the Bank Holding Company Act of 1956. With a holding company structure, Sterling Bank will have a greater ability to compete under the laws and conditions prevailing in the banking field today. As a result of the Reorganization, Sterling Bank will have:

●	greater flexibility in carrying on its business activities;
●	greater ability to respond to future needs and opportunities to expand the financial services it currently offers and the markets it currently serve;
●	greater opportunity for diversification of its business activities either through newly formed subsidiaries or the acquisition of established companies; and
●	greater flexibility to meet future financing needs through issuance of additional common stock or other securities without regulatory approval.

See “Sterling Bank Proposal II—The Holding Company Reorganization—Reasons for the Holding Company Reorganization” and “Regulation of Sterling Bank and the Holding Company.”

         2.  Am I being asked to vote on the proposed Merger with Farnsworth?

No. If the Reorganization is approved, the Merger will not require the approval of Sterling Bank’s or the Holding Company’s shareholders. If the Reorganization is not approved, Sterling Bank has agreed to convene another meeting of its shareholders for the purpose of voting on the merger of Farnsworth into Sterling Bank.

        3.  Will I notice any change in the business, operations, or management of Sterling Bank as a result of the Reorganization?

No. Immediately after the consummation of the Reorganization, Sterling Bank will continue to operate as before and there will be no change in its business or operations. Additionally, the Board of Directors and management of Sterling Bank after the transaction will be the same as prior to the transaction. However, if the Merger is completed, the operations of Peoples Savings Bank, a subsidiary of Farnsworth, will merge into Sterling Bank and the Board of Directors of both the Holding Company and Sterling Bank will be increased by two individuals. See “Farnsworth Proposal I—Approval of the Merger.”

        4.  Is Sterling Bank being sold?

No. Sterling Bank is not being sold. Sterling Bank is reorganizing into a holding company structure, with the end result being that Sterling Bank will be a wholly owned subsidiary of a new holding company, Sterling Banks, Inc. All of the shareholders of Sterling, unless they exercise dissenters' rights, will become shareholders of Sterling Banks, Inc., which, in turn, will own Sterling Bank.

    5.  Will my stock ownership change?

Immediately after the Reorganization, you will own the same number of shares of the Holding Company common stock as you owned of Sterling Bank common stock prior to the Reorganization. Your percentage ownership should also remain the same, although it could increase slightly if other shareholders exercise appraisal rights regarding the Reorganization. If the Merger is approved by Farnsworth shareholders, however, then the total percentage ownership of Sterling Bank shareholders in the Holding Company will be reduced to approximately 87% of their pre-Reorganization holdings, excluding the exercise of outstanding stock options. Therefore, your percentage ownership in the Holding Company will decrease if the Merger is completed.

        6.  How can I vote my shares for or against the Reorganization?

You may execute and return the proxy card included with this proxy statement in the envelope provided, or you can come to the annual meeting and vote by ballot at the meeting.

The Board of Directors urges you to complete the proxy for the annual meeting of shareholders, sign it and return it to Sterling Bank in the envelope provided. The Board of Directors recommends that you vote FOR the proposed Reorganization. See “General Information Relating to Sterling Bank’s Annual Meeting.”

        7.  What if the Reorganization is not approved?

Under the terms of the Merger Agreement, if Sterling Bank shareholders do not approve the Reorganization, Sterling Bank is required to seek approval of the Merger Agreement at another meeting except in limited circumstances. Should this occur, no further approval of Farnsworth shareholders would be necessary, and, if the Sterling Bank shareholders approve the Merger, the shares of stock to be issued in the Merger would be shares of Sterling Bank rather than the Holding Company.

        8.  What do I need to do now?

After carefully reading and considering the information contained in this joint proxy statement/prospectus, please complete, sign and date your proxy card and return it in the enclosed postage paid envelope as soon as possible so that your shares may be represented at the annual meeting. If you later desire to revoke your proxy for any reason, you may do so as described elsewhere in this joint proxy statement/prospectus. See “General Information Relating to Sterling Bank’s Annual Meeting.”

    9.  What if I do not vote?

Sterling Bank must obtain a quorum of at least a majority of shares outstanding to transact business at the annual meeting. If you fail to respond, it will have the same effect as voting against the Reorganization. If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the Reorganization. If you respond and elect to abstain from voting, your shares will count as present for purposes of the quorum requirement but your proxy will have the same effect as voting against the Reorganization.

        10.  If my shares are held in street name by my broker, will my broker vote my shares for me?

Your broker will NOT vote your shares on the Reorganization proposal unless you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, unless your broker has discretionary authority over such matters such as voting, your shares will not be voted, which will have the same effect as voting against the Reorganization.

        11.  Can I change my vote after I have delivered my proxy?

Yes. You can change your vote at any time before your proxy is voted at the annual meeting. You can do this in one of three ways. First, you can revoke your proxy. Second, you can submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the Secretary of Sterling Bank before the annual meeting. If your shares are held in an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote. Third, if you are a holder of record, you can attend the annual meeting and vote in person, thereby revoking your proxy.

        12.  Where will the Holding Company’s common stock be listed for trading?

We will apply to have the common stock issued in the Reorganization listed on the Nasdaq Capital Market with the ticker symbol “STBK.”

        13.  Should I send in my stock certificates now?

No. Please do not send in your stock certificates with your proxy. After the Reorganization is completed, you will receive written instructions from our transfer agent on how to exchange your existing stock certificates for shares of the Holding Company.

                14.  How do I exchange my shares of Sterling Bank stock for Holding Company stock?

If the shareholders approve the Reorganization and it is completed, each share of Sterling Bank stock will automatically be converted into a share of the Holding Company common stock. After the transaction is completed, the Holding Company will ask you to return your stock certificates representing Sterling Bank common stock in order to receive certificates representing Holding Company common stock. If you directly hold your Sterling Bank shares, it may take several days for the Holding Company to issue your new shares. During this time period you may not be able to trade your Holding Company shares. If you hold your shares through a broker in “street name” you will not be required to return your shares and will have the ability to trade them immediately upon the consummation of the reorganization. Please do not return your stock certificates until you are instructed by Sterling Bank to do so.

        15.  How long will this process take?

Sterling Bank expects to complete the Reorganization in the fourth quarter of 2006. Sterling Bank has filed applications to approve the transaction with the Federal Reserve Board and the Commissioner of Banking and Insurance of New Jersey. The Reorganization can only be completed if the shareholders of Sterling Bank approve the transaction and if the transaction has been approved by the Federal Reserve Board and the Commissioner of Banking and Insurance of New Jersey.

    16.  Will I have to pay extra taxes as a result of this transaction?

No. You will incur no additional taxes as a result of the Reorganization unless you exercise dissenters’ appraisal rights. You will recognize no gain or loss upon the exchange of your shares for shares of the Holding Company, and the aggregate tax basis of the shares of the Holding Company’s common stock received by you will be the same as the aggregate tax basis of Sterling Bank common stock that you surrender. Please see the section entitled “Sterling Bank Proposal II—The Holding Company Reorganization—Certain Federal Income Tax Consequences.”

        17.  If I disagree with this transaction, what are my rights?

If you disagree with the Reorganization, you can become a dissenting shareholder and have the right to be paid in cash the appraised value of your shares (as of the time the Reorganization becomes effective) if and when the Reorganization is consummated, if you comply with the following conditions:

●
you must give written notice to Sterling Bank at or prior to the shareholder vote at the annual meeting that you dissent from the proposed Reorganization, which notice must be addressed to R. Scott Horner, Secretary, Sterling Bank, 3100 Route 38, Mount Laurel, New Jersey 08054. If you vote in favor of the proposed Reorganization, you will waive your dissenter’s rights;

●	you must make a written request for payment of the fair value of such shares to Sterling Bank within 20 days after Sterling Bank, notifies you of the shareholder approval of the Reorganization; and

●	you must surrender your certificate(s) representing such shares to Sterling Bank within 20 days after making your written demand for payment.

The value of your shares will be determined, as of the effective date of the Reorganization, by an appraisal, which is further explained in the section entitled “Sterling Bank Proposal II—The Holding Company Reorganization—Rights of Dissenting Shareholders.”

If you hold your shares in “street name,” you should contact your broker regarding the procedure you must follow in order to exercise your dissenters' rights of appraisal.

        18.  Who can I call if I have any questions?

If you have any questions about the reorganization, you can call Robert H. King, President and Chief Executive Officer or R. Scott Horner, Executive Vice President and Chief Financial Officer, at 856-273-5900 or 1-800-432-5889. Additionally, Sterling Bank has engaged D. F. King & Co., Inc. to act as a proxy solicitor in connection with the Annual Meeting, and they may be reached at 1-888-869-7406.

QUESTIONS AND ANSWERS FOR FARNSWORTH SHAREHOLDERS

1.  What am I being asked to vote on?

As a Farnsworth shareholder, you are being asked to vote on the Merger Agreement by and among Sterling Banks, Inc., Sterling Bank and Farnsworth, which provides for the merger of Farnsworth with Sterling Banks, Inc., which we refer to as the Holding Company.

As explained in greater detail in this joint proxy statement/prospectus, if the Reorganization is not completed, Sterling Bank will seek approval of its shareholders to merge Farnsworth into Sterling Bank on substantially the same terms as the Merger of Farnsworth into the Holding Company. In that event, Farnsworth shareholders who receive stock as merger consideration would become shareholders of Sterling Bank rather than the Holding Company. Farnsworth shareholders, however, will not be asked to vote on the Merger again. By voting in favor of the Merger you are approving the Merger with the Holding Company or with Sterling Bank. Therefore, you should assume that if the Merger is approved by the requisite vote of Farnsworth shareholders, the references to Holding Company common stock and the business of the Holding Company refer to Sterling Bank common stock and the business of Sterling Bank in the event that the Reorganization is not approved but the Merger is approved by the Sterling Bank shareholders. See “Farnsworth Proposal I—Approval of the Merger—Comparison of Shareholders’ Rights.”

2.  What if I do not vote?

Farnsworth must obtain a quorum of at least a majority of the shares outstanding to transact business at the special meeting. If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the Merger. If you respond and elect to abstain from voting, your shares will count as present for purposes of the quorum requirement but will have no effect with respect to the vote on the Merger as the Merger must be approved by the holders of at least a majority of votes cast at the special meeting.

3.  What do I need to do now?

After you have carefully read this joint proxy statement/prospectus and decided how to vote, please indicate on your proxy card how you want to vote. Sign and return the proxy card in the enclosed envelope marked “proxy” as soon as possible, so that your shares may be represented and voted at the special meeting to be held on December 18, 2006. See “General Information Relating to the Farnsworth Special Meeting.”

4.  If my shares are held in street name by my broker, will my broker vote my shares for me?

Your broker will NOT vote your shares unless you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, unless your broker has discretionary authority over such matters such as voting, your shares will not be voted.

5.  Can I change my vote after I have delivered my proxy?

Yes. You may revoke your proxy prior to the meeting by delivering a later-dated proxy or written notice of revocation to Charles Alessi, Secretary of Farnsworth. A proxy may be revoked at the meeting by filing a later-dated proxy or written revocation  with the Secretary prior to the vote of such proxy. You may attend the meeting and vote in person if you are a holder of record. Simply attending the meeting, however, will not revoke your proxy. If your shares are held in an account at a broker or bank, you should contact your broker or bank to change your vote.

6.  Should I send in my stock certificates now?

Yes. An election form has been separately mailed to you to allow you to elect to receive cash, the Holding Company (or Sterling Bank) common stock, or a combination of cash and the Holding Company (or Sterling Bank) common stock or to elect no preference as to the type of consideration you receive for your shares of Farnsworth common stock.

Stock Trans, Inc. will act as exchange agent in the Merger and will process the exchange of Farnsworth stock certificates for either cash, the Holding Company (or Sterling Bank) common stock, or a combination of cash and the Holding Company (or Sterling Bank) common stock.

In order for your election to be effective, you must return your properly completed election form, along with your Farnsworth stock certificates or an appropriate guarantee of delivery to Stock Trans, Inc. on or before 4:00 p.m., local time, on December 13, 2006. Instructions for completing the election form are provided on that form. Separate envelopes have been provided for mailing your proxy card and your election form and stock certificates. Please do not mail your election form and your stock certificates together with your proxy card.

If you have a preference for receiving either cash, or common stock of the Holding Company (or Sterling Bank), or a combination of both cash and common stock for your Farnsworth common stock, you should complete and return the election form. If you elect no preference or do not make an election, you will be allocated common stock and/or cash depending on the elections made by other Farnsworth shareholders. Please remember, however, that even if you do make an election, you might not receive the amount of cash, and/or common stock that you elect due to the requirement that 50% of the outstanding shares of Farnsworth common stock will be exchanged for common stock of the Holding Company (or Sterling Bank) and the remaining shares will be exchanged for cash.

If you do not make a proper election, you will receive instructions on how to surrender your Farnsworth stock certificates from the exchange agent after the Merger is completed.

7.  Must my election form cover all of my Farnsworth shares?

Yes. Each holder of Farnsworth shares may submit only one election form. The only exception is for shareholders who hold shares on behalf of others or shareholders who hold shares in a retirement account. Shareholders who hold Farnsworth shares as nominees, trustees or in other representative capacities may submit multiple election forms, provided that each such election form covers all of the shares of Farnsworth common stock held by such representative for a particular beneficial owner. Shareholders who hold shares in a retirement account may also submit multiple election forms as long as such election forms cover all shares held by such shareholder individually and in the retirement account.

8.  Will I have to pay extra taxes as a result of this transaction?

Farnsworth expects that for federal income tax purposes, the Merger will be a taxable event to those Farnsworth shareholders who receive cash in whole or in part in exchange for their Farnsworth common stock, and the Merger will not be a taxable event to those Farnsworth shareholders who receive solely Holding Company (or Sterling Bank) common stock in exchange for their Farnsworth common stock.

Farnsworth, Sterling Bank and the Holding Company will have no obligation to complete the Merger unless tax counsel to Sterling Bank provides a legal opinion that the common stock exchange portion of the Merger (as opposed to the payment of cash) will qualify as a transaction that is generally tax-free for federal income tax purposes. The legal opinion will not bind the Internal Revenue Service, however, and the Internal Revenue Service could take a different view of the transaction.

Farnsworth urges you to consult your personal tax advisor to gain a full understanding of the tax consequences of the Merger to you. Tax matters are very complicated, and in many cases, the tax consequences of the merger will depend on your particular facts and circumstances. See “Farnsworth Proposal I— Approval of The Merger—Material Federal Income Tax Consequences of the Merger.”

9.  If I disagree with this transaction, what are my rights?

If you disagree with the Merger, you can become a dissenting shareholder and have the right to be paid in cash the appraised value of your shares (as of the time the Merger becomes effective) if and when the Merger is consummated, if you comply with the following conditions:

●
you must give written notice to Farnsworth at or prior to the shareholder vote at the special meeting that you dissent from the proposed Merger, which notice must be addressed to Charles Alessi, Corporate Secretary, Farnsworth Bancorp, Inc, 789 Farnsworth Avenue, Bordentown, New Jersey 08505. If you vote in favor of the proposed Merger, you will waive your dissenter’s rights;

●	you must make a written request for payment of the fair value of such shares to Farnsworth within 20 days after Farnsworth notifies you of the shareholder approval of the Merger; and

●	you must surrender your certificate(s) representing such shares to Farnsworth within 20 days after making your written demand for payment.

The value of your shares will be determined, as of the effective date of the Merger, by an appraisal, which is further explained in the section entitled “Farnsworth Proposal I—Approval of the Merger—Rights of Dissenting Shareholders.”

If you hold your shares in “street name,” you should contact your broker regarding the procedure you must follow in order to exercise your dissenters' rights of appraisal.

10.  When do you expect the Merger to be completed?

Farnsworth expects the Merger to be completed during the fourth quarter of 2006.

11.  Who can I call if I have any questions?

If you have any questions about the Merger you may contact Gary N. Pelehaty, President and Chief Executive Officer, at (609) 298-0723.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains “forward-looking statements”, including statements under the sections “Risk Factors,” “Certain Projections,” “Business of The Holding Company,” “Business of Sterling Bank,” “Business of Farnsworth,” “Regulation of Sterling Bank and the Holding Company” and  “Unaudited Pro Forma Combined Financial Information.” The Holding Company, Sterling Bank and Farnsworth intend these forward-looking statements to be covered by the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve risks and uncertainties, such as statements of the Holding Company’s, Sterling Bank’s and Farnsworth’s plans, objectives, expectations, estimates and intentions, which are subject to change based on various important factors (some of which are beyond the control of the Holding Company, Sterling Bank or Farnsworth). The following factors, among others, could cause the Holding Company, Sterling Bank, Farnsworth, or Farnsworth’s subsidiaries’ financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Holding Company, Sterling Bank, Farnsworth, and Farnsworth’s subsidiaries’ conduct operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; the effect that maintaining regulatory capital requirements could have on the growth and earnings of the Holding Company and Sterling Bank; inflation; changes in interest rates; changes in loan portfolio quality; changes in the rate of deposit withdrawals; changes in the volume of loan refinancings; the timely development of and acceptance of new products and services of the Holding Company, Sterling Bank, Farnsworth, and Farnsworth’s subsidiaries and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; changes in consumer spending and saving habits; the impact of additional costs incurred by Farnsworth and Sterling Bank in connection with the Merger; the success or failure of Sterling Bank to integrate the operations of Peoples in a timely manner; the ability of management of Sterling Bank to achieve the anticipated benefits of the Merger; and the success of the Holding Company, Sterling Bank and Farnsworth at managing the risks resulting from these factors.

The Holding Company, Sterling Bank and Farnsworth caution that the above-listed factors are not exclusive.  The Holding Company, Sterling Bank and Farnsworth do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Holding Company, Sterling Bank or Farnsworth.

SUMMARY

The following is a summary of selected information contained in this joint proxy statement/prospectus regarding the proposals to be voted on at the 2006 annual meeting of shareholders of Sterling Bank and the special meeting of shareholders of Farnsworth. The information contained in this joint proxy statement/prospectus gives effect to the 5% stock dividend announced by Sterling Bank on July 28, 2006 and paid on September 8, 2006 to Sterling Bank shareholders of record as of August 25, 2006. This summary is qualified in its entirety by the more detailed information appearing in this joint proxy statement/prospectus and the appendices hereto. Shareholders should review the entire joint proxy statement/prospectus and, in particular, the specific sections referred to in this summary.

Introduction

Sterling Bank. Sterling Bank is a community bank headquartered in Burlington County, New Jersey, with assets of $335 million as of September 30, 2006. Sterling Bank began operations in December 1990 with the purpose of serving consumers and small to medium-sized businesses in its market area. Sterling Bank maintains its principal office at 3100 Route 38, Mount Laurel, New Jersey 08054, and its telephone number at that address is (856) 273-5900. It also conducts business through branch offices in Burlington County and Camden County, New Jersey. Sterling Bank’s website address is www.sterlingnj.com. Information contained on Sterling Bank’s website is not a part of this joint proxy statement/prospectus.

Sterling Banks, Inc.  Sterling Banks, Inc., which we refer to as the Holding Company, is a corporation incorporated in March 2006 under New Jersey law for the purpose of becoming a holding company of Sterling Bank. The Holding Company’s principal executive office is located at 3100 Route 38, Mount Laurel, New Jersey 08054, and its telephone number at that address is (856) 273-5900.

The Holding Company currently conducts no operations and has substantially no assets. It was formed by Sterling Bank solely for the purpose of effecting the holding company reorganization, which we refer to as the Reorganization. Upon the completion of the Reorganization, Sterling Bank will become a wholly-owned subsidiary of the Holding Company, and each shareholder of Sterling Bank will become a shareholder of the Holding Company with the same respective ownership interest therein as presently held in Sterling Bank, subject to the exercise of dissenters’ rights of appraisal as described in this joint proxy statement/prospectus. Immediately after consummation of the Reorganization and completion of the Merger, the Holding Company will not engage in any business activity other than to hold all of the stock of Sterling Bank. In the future, the Holding Company may, however, explore other investment opportunities, including diversification through acquisitions and mergers, although no specific future plans are being considered at this time, other than the proposed Merger. Following the Reorganization, the Holding Company’s website will be www.sterlingnj.com.

Farnsworth Bancorp, Inc.  Farnsworth Bancorp, Inc., which we refer to as Farnsworth, is a New Jersey corporation organized in May 1998 at the direction of Peoples Savings Bank, which we refer to as Peoples, to acquire all of the capital stock that Peoples issued in its conversion from the mutual to stock form of ownership. On September 29, 1998, Peoples completed the conversion and became a wholly-owned subsidiary of Farnsworth. In addition to Peoples, Farnsworth has one other subsidiary, Peoples Financial Services, Inc., which was organized to provide securities brokerage and investment advisory services pursuant to a network agreement with a third party. Farnsworth had assets of $107 million as of September 30, 2006. Farnsworth’s principal executive office is located at 789 Farnsworth Road, Bordentown, New Jersey 08505, and its telephone number at that address is (609) 298-0723. Farnsworth’s website address is www.peoplessb.com. Information contained on Farnsworth’s website is not a part of this joint proxy statement/prospectus.

Farnsworth is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that Peoples retains a specified amount of its assets in housing-related investments. Farnsworth conducts no significant business or operations of its own other than holding all of the outstanding stock of Peoples and investing Farnsworth's portion of the net proceeds obtained in the conversion.

Peoples Savings Bank. Peoples, originally founded in 1880, is a federally-chartered stock savings bank headquartered in Bordentown, New Jersey. Peoples’ principal executive office is located at 789 Farnsworth Road, Bordentown, New Jersey 08505, and its telephone number at that address is (609) 298-0723. Peoples’ website address is www.peoplessb.com. Information contained on Peoples’ website is not a part of this joint proxy statement/prospectus.

The Sterling Bank Annual Meeting

The Sterling Bank annual meeting will be held at the Sterling Bank’s headquarters, 3100 Route 38, Mount Laurel, New Jersey, on December 12, 2006 at 5:00 p.m. for the following purposes:

●	To elect twelve (12) persons to the Board of Directors of Sterling Bank to hold office for a one-year term and until their successors are duly elected and qualified;

●
To approve the Reorganization whereby Sterling Bank will be reorganized into the holding company form of organization and will become a wholly-owned subsidiary of a newly-formed holding company called Sterling Banks, Inc.;

●	To approve the 2006 Employee Stock Option Plan;

●
To approve a proposal whereby the Board of Directors shall be authorized to adjourn or postpone the Annual Meeting in order to solicit additional proxies if there are not enough votes at the time of the Annual Meeting to constitute a quorum or to approve the Reorganization or the 2006 Employee Stock Option Plan; and

●	To transact such other business as may properly be brought before the Annual Meeting and adjournment or postponement thereof.

Sterling Bank shareholders are not voting on a proposal to approve the Merger. As long as the Reorganization is approved, no additional approval of Sterling Bank shareholders will be required to complete the Merger.

The Farnsworth Special Meeting

The special meeting of shareholders of Farnsworth Bancorp, Inc. will be held at the Days Inn, Route 206, Bordentown, New Jersey, on December 18, 2006 at 10:00 a.m.  for the following purposes:

●	To approve the Merger Agreement and the Merger;

●
To approve a proposal whereby the Board of Directors shall be authorized to adjourn or postpone the special meeting in order to solicit additional proxies if there are not enough votes at the time of the special meeting to constitute a quorum or to approve the Merger; and

●	To transact other business, if any, that may properly come before the meeting or any adjournments or postponements of the meeting.

Farnsworth shareholders are not voting on the Reorganization proposal. If Sterling Bank shareholders approve the Reorganization, it will be completed prior to the completion of the Merger. If Sterling Bank shareholders reject the Reorganization proposal, Sterling Bank has agreed to convene another meeting of its shareholders for the purpose of voting on the merger of Farnsworth into Sterling Bank on the same terms as the Merger, except that the shares to be issued would be shares of Sterling Bank rather than shares of the Holding Company.

The Reorganization

Under the Plan of Acquisition, which we refer to as the Plan, a copy of which is attached to this joint proxy statement/prospectus as Appendix A, Sterling Bank will be reorganized into the holding company form of organization. As a result of this Reorganization, Sterling Bank will become a wholly-owned subsidiary of the Holding Company, and each outstanding share of Sterling Bank’s common stock will be automatically converted into one share of common stock of the Holding Company.

Comparison of Shareholders’ Rights Before and After the Reorganization

There are differences between your rights as a shareholder of Sterling Bank and the rights you will have as a shareholder of the Holding Company if the Reorganization is approved, some of which differences you may find important. See “Sterling Bank Proposal II—The Holding Company Reorganization—Comparison of Shareholders’ Rights.”

Recommendation and Reasons for the Reorganization

The Board of Directors of Sterling Bank has unanimously approved the Plan and the Reorganization and unanimously recommends that the shareholders vote FOR the approval and adoption of the Plan. A holding company structure offers certain advantages in comparison to Sterling Bank’s present corporate structure. These advantages include increased organizational flexibility and greater opportunity to offer financial services related to or complementary to banking. See “Sterling Bank Proposal II—The Holding Company Reorganization—The Reasons for the Holding Company Reorganization.”

Conditions and Regulatory Approvals Required for the Reorganization

In addition to approval by shareholders owning at least two-thirds of the outstanding voting shares of Sterling Bank, the consummation of the Reorganization is conditioned upon the receipt of the approval of the New Jersey Department of Banking and Insurance and the Board of Governors of the Federal Reserve System. See “Sterling Bank Proposal II—The Holding Company Reorganization—Conditions and Termination.”

Directors and executive officers owning 19% of the outstanding shares of Sterling Bank common stock have entered into voting agreements with Farnsworth in which they agreed to vote their shares of Sterling Bank common stock in favor of the Reorganization.

Tax Consequences of the Reorganization

The Reorganization will qualify as a tax-free reorganization, and no gain or loss will be recognized by Sterling Bank or by Sterling Bank shareholders whose shares are converted into shares of the Holding Company’s common stock. Dilworth Paxson LLP has rendered a legal opinion regarding the tax consequences of the Reorganization. See “Sterling Bank Proposal II—The Holding Company Reorganization—Certain Income Tax Consequences.”

Rights of Dissenting Shareholders

Under the New Jersey Banking Act of 1948, dissenters’ rights of appraisal are available to Sterling Bank shareholders who follow certain prescribed procedures. See “Sterling Bank Proposal II—The Holding Company Reorganization—Rights of Dissenting Shareholders” and Appendix D.

Management After the Reorganization

The Reorganization will not result in a change in Sterling Bank’s directors, officers, or personnel. For information with respect to the management of the Holding Company, see “Business of the Holding Company — Management” and “Sterling Bank Proposal II—Election of Directors.” If the Merger is completed, however, two directors of Farnsworth will be appointed to the board of directors of the Holding Company and Sterling Bank. See “Farnsworth Proposal I—Approval of the Merger—Interests of Certain Persons in the Merger.”

Regulation and Supervision After the Reorganization

After the Reorganization, the Holding Company will be regulated as a bank holding company by the Federal Reserve Board. Sterling Bank, as a state-chartered commercial bank, will continue to be regulated by the Federal Reserve Board, the New Jersey Department of Banking and Insurance and to have its accounts insured by the Federal Deposit Insurance Corporation, or FDIC. See “Regulation of Sterling Bank and the Holding Company—Regulation of the Holding Company."

Following the Reorganization, the Holding Company will become subject to the periodic and other reporting requirements of the Securities Exchange Act of 1934, as amended, and will file such reports with the Securities and Exchange Commission, or SEC. Currently, Sterling Bank files such reports with the Federal Reserve Board but will no longer be required to do so after the Reorganization. See “Regulation of Sterling Bank and the Holding Company—Regulation of the Holding Company.”

Anti-Takeover Effects

Provisions of the Holding Company's certificate of incorporation and bylaws may have the effect of deterring or discouraging an acquisition of the Holding Company, or stock purchases in furtherance of an acquisition, and could, under some circumstances, discourage transactions that might otherwise have a favorable effect on the price of the Holding Company’s stock. In addition, certain provisions of the New Jersey Shareholders Protection Act, which will apply to the Holding Company following the holding company reorganization, may have similar effects. See “Sterling Bank Proposal II—The Holding Company Reorganization—Comparison of Shareholders’ Rights.”

Exchange of Stock Certificates

Sterling Bank will notify the former shareholders of Sterling Bank who have not dissented of the consummation of the Reorganization. Sterling Bank’s transfer agent will send them a letter of transmittal by which they will forward their stock certificates for Sterling Bank’s common stock to the transfer agent for surrender and exchange for certificates representing the Holding Company’s common stock.

Shareholders should not send their stock certificates for Sterling Bank common stock to Sterling Bank, the Holding Company or the transfer agent until they receive a letter of transmittal.

Approval of 2006 Employee Stock Option Plan for Management Employees

At the meeting, shareholders of Sterling Bank will be also asked to approve the 2006 Employee Stock Option Plan. The Option Plan, if approved, will make available for grant options for up to 300,000 shares of common stock of Sterling Bank, or if the Reorganization is completed, the Holding Company. The Option Plan will become effective upon shareholder approval and will have a term of nine years. Pursuant to the Option Plan, a committee of the Board of Directors of Sterling Bank, or if the Reorganization is completed, the Holding Company, will be authorized to grant non-qualified or incentive stock options to eligible management employees (including employees who may also be directors but excluding any person who owns 10% or more of the outstanding common stock of Sterling Bank, or if the Reorganization is completed, the Holding Company) on terms generally established by the committee. The aggregate fair market value of the stock for which options may be granted in any year to a single employee may not exceed $100,000, and the total number of shares subject to options granted to any individual in one year may not exceed 50,000. The exercise price of stock options will not be less than 100% of the fair market value of the common stock on the date of grant, and no option will be exercisable for more than 10 years from the date of grant. There are no currently proposed grants under the Option Plan, but if it is approved, it is anticipated that stock options may be granted under the Option Plan as early as 2007, consistent with Sterling Bank’s past practice in its annual grants of stock options.

Approval of the 2006 Employee Stock Option Plan requires the affirmative vote of holders of two-thirds of the outstanding common stock of Sterling. See “Sterling Bank Proposal III—Approval of 2006 Employee Stock Option Plan.”

Sterling Bank Adjournment Proposal

At the meeting, shareholders of Sterling Bank will be asked to give Sterling Bank’s Board of Directors discretion to vote upon any other matters that properly be brought before the meeting and adjournment or postponement thereof, as well as a motion to adjourn the meeting in order to solicit additional proxies if there are not enough votes at the time of the meeting to constitute a quorum or to approve the Reorganization.

The Merger

Under the Agreement and Plan of Merger by and among Farnsworth, Sterling Bank and the Holding Company, which we refer to as the Merger Agreement, a copy of which is attached to this joint proxy statement/prospectus as Appendix G, Farnsworth will be merged with and into the Holding Company if the Reorganization is completed. If the Reorganization is not completed, Sterling Bank has agreed to seek shareholder approval for the Merger of Farnsworth into Sterling Bank. Additionally, Peoples will be merged with and into Sterling Bank, with Sterling Bank as the surviving bank.

What Farnsworth Shareholders Will Receive in the Merger

When the Merger is complete, each share of Farnsworth common stock will be converted into the right to receive (at the election of the holder), 2.3625 shares (adjusted from 2.25 shares due to a 5% stock dividend paid by Sterling Bank on September 8, 2006) of Holding Company (or Sterling Bank) common stock, subject to adjustment, $27.50 in cash, or a combination thereof. This 2.3625-to-1 ratio for the stock election is referred to as the exchange ratio.

The Merger Agreement provides that 50% of the total Farnsworth shares outstanding will be converted into stock and 50% will be converted into cash. If elections to receive stock are greater than or less than that number then the elections will be prorated to satisfy this requirement. See “Farnsworth Proposal I—Approval of the Merger—Cash or Stock Election” and “Risk Factors— Risks Relating to the Merger—Farnsworth’s shareholders may receive a form of consideration different from what they elect.” On June 23, 2006, the last trading day prior to the announcement of the Merger, the closing price of Farnsworth common stock was $24.70 and the closing price of Sterling Bank common stock was $12.01. On October 31, 2006, the most recent practicable date prior to the date of this joint proxy statement/prospectus, the closing price of Farnsworth common stock was $27.00 and the closing price of Sterling Bank common stock was $11.20.

The market value of Holding Company (or Sterling Bank) common stock to be received in the Merger is subject to fluctuation. Fluctuations in the market price of Holding Company (or Sterling Bank) common stock would generally result in an increase or decrease in the value of the Holding Company (or Sterling Bank) shares to be received by Farnsworth shareholders in the Merger. An increase in the market value of Holding Company (or Sterling Bank) common stock would generally increase the value of the Holding Company (or Sterling Bank) shares to be received by Farnsworth shareholders in the Merger. A decrease in the market value of Holding Company (or Sterling Bank) common stock would have the opposite effect. At the time of Farnsworth’s shareholder meeting, Farnsworth shareholders will not know the exact value of the stock consideration to be received when the Merger is complete.

In the case of fractional shares, Farnsworth shareholders will receive cash instead of a fractional share. The cash payment for a fractional share will be based upon a price of $27.50 a share. See “Farnsworth Proposal I—Approval of the Merger—Merger Consideration.”

Raymond James & Associates Provided an Opinion to the Farnsworth Board of Directors that the Consideration to be Received by Farnsworth Shareholders in the Merger is Fair from a Financial Point of View to Farnsworth Shareholders.

In deciding to approve the Merger, the Farnsworth board of directors considered the opinion of its financial advisor, Raymond James & Associates, that as of the date of its opinion, the per share consideration to be received by Farnsworth shareholders was fair to them from a financial point of view. The full text of the opinion by Raymond James is attached to this joint proxy statement/prospectus as Appendix H. Farnsworth shareholders should read this opinion carefully and in its entirety to understand the assumptions made, matters considered and limitations of the review undertaken by Raymond James in rendering its opinion. Raymond James will be paid a fee in an amount equal to approximately $300,000 which is contingent, and payable, upon closing of the Merger. See “Farnsworth Proposal I—Approval of the Merger—Opinion of Farnsworth’s Financial Advisor.”

Janney Montgomery Scott LLC Provided an Opinion to the Sterling Bank Board of Directors that the Merger Consideration was Fair from a Financial Point of View to Sterling Bank’s Shareholders.

Janney Montgomery Scott acted as financial advisor to Sterling Bank in connection with the proposed merger and participated in certain of the negotiations leading to the Merger Agreement. The full text of the updated opinion by Janney Montgomery Scott LLC is attached to this joint proxy statement/prospectus as Appendix I. At the June 23, 2006 meeting at which Sterling Bank’s board of directors considered and approved the Merger Agreement, Janney delivered to the board its oral opinion, subsequently confirmed in writing and updated on September 12, 2006 that, as of such date, the merger consideration being proposed was fair from a financial point of view.

See “Farnsworth Proposal I—Approval of the Merger—Opinion of Sterling Bank's Financial Advisor.”

Recommendation and Reasons for the Merger

The board of directors of Farnsworth has unanimously approved the Merger Agreement and unanimously recommends that Farnsworth shareholders vote “FOR” the approval and adoption of the Merger Agreement. See “Farnsworth Proposal I—Approval of the Merger—Farnsworth’s Reasons for the Merger; Recommendation of Farnsworth’s Board of Directors.”

Votes Required

Approval of the Merger Agreement and the proposal to adjourn the meeting, if necessary, to solicit additional proxies will each require the affirmative vote, in person or by proxy, of the holders of a majority of the shares of Farnsworth common stock for which votes are cast at the meeting. Each holder of shares of Farnsworth common stock outstanding on the record date will be entitled to one vote for each share held of record. Since the vote requirement for approval of the Merger Agreement is a percentage of all shares of Farnsworth common stock voted at the special meeting, assuming a quorum is present, abstentions and broker non-votes will have no effect on whether the Merger Agreement is adopted.

Farnsworth Directors and Executive Officers Have Agreed to Vote in Favor of the Merger Agreement

On the record date, the Directors and Executive Officers of Farnsworth had sole or shared voting power over shares of Farnsworth common stock (exclusive of options), or approximately 26% of the shares of Farnsworth common stock outstanding on that date. The Directors and Executive Officers have entered into voting agreements with Sterling Bank and the Holding Company agreeing to vote these shares in favor of the Merger Agreement.

Federal Income Tax Consequences for Farnsworth Shareholders

The federal income tax consequences of the Merger to Farnsworth shareholders will depend primarily on whether the shareholder exchanges his/her Farnsworth common stock for Holding Company (or Sterling Bank) common stock (except for cash received instead of a fractional share of Holding Company (or Sterling Bank) common stock), cash or a combination of stock and cash. Regardless of whether a Farnsworth shareholder elects to receive Holding Company (or Sterling Bank) common stock, cash or a combination of stock and cash, the federal income tax consequences will depend on the actual merger consideration that is received.

If a Farnsworth shareholder receives only shares of Holding Company (or Sterling Bank) common stock and cash in lieu of a fractional share in exchange for Farnsworth common stock, then the shareholder generally will not recognize any gain or loss, except with respect to the cash received in lieu of a fractional share. If a Farnsworth shareholder receives only cash, then the shareholder generally will recognize gain and likely will be permitted to recognize loss equal to the difference between the amount of cash received and the basis in the Farnsworth common stock. The tax treatment of any gain will depend upon each Farnsworth shareholder’s individual circumstances, but generally any gain will result in an increased tax liability while any loss will decrease a tax liability, subject to limitations on capital losses.

If a Farnsworth shareholder receives a combination of Holding Company common stock and cash other than cash in lieu of a fractional share in exchange for his/her Farnsworth common stock, then the shareholder will generally recognize gain in an amount equal to the lesser of the total amount of cash received or the amount of gain realized on the exchange, but the shareholder is not permitted to recognize a loss. Any gain recognized may be treated as a dividend or capital gain, depending on the particular circumstances.

The Merger will not be taxable to Farnsworth, Sterling Bank, or the Holding Company and there will be no tax consequences to Sterling Bank or Holding Company shareholders, other than those shareholders exercising dissenters’ rights.

Farnsworth shareholders should consult their own tax advisors for a full understanding of the Merger’s tax consequences for them. See “Farnsworth Proposal I—Approval of the Merger—Material Federal Income Tax Consequences of the Merger.”

Dissenters’ Rights

The shareholders of Farnsworth have dissenters’ rights to obtain an appraised value of their shares in connection with the Merger. See “Farnsworth Proposal I—Approval of the Merger—Dissenters’ Rights” and Appendix E hereto.

Interests of Certain Persons in the Merger

Some of the directors and executive officers of Farnsworth have interests in the Merger beyond their interest as shareholders. Among those interests are payments to be received under existing employment agreements, consulting arrangements, rights to indemnification for periods of prior service and the rights to participate in the employee benefit plans of the Holding Company and Sterling Bank. Farnsworth’s president and chief executive officer will receive a lump sum payment equal to $600,405 and the chief financial officer will receive a payment equal to $334,478. In addition, both have entered into consulting agreements with Sterling Bank that will become operative following the effectiveness of the Merger and provide for additional payments. See “Farnsworth Proposal I—Approval of the Merger—Interests of Certain Persons in the Merger.”

Conditions That Must be Satisfied for the Merger to Occur

Completion of the Merger is subject to various conditions, which include:

●	approval of the Merger Agreement by Farnsworth’s shareholders; and
●	receipt of all banking and other regulatory consents and approvals necessary to permit completion of the Merger.

See “Farnsworth Proposal I—Approval of the Merger—The Merger Agreement—Conditions to be Satisfied or Waived Before the Merger Can Be Completed.”

The Holding Company Must Obtain Regulatory Approvals for the Merger to Occur

Neither the Holding Company nor Sterling Bank can complete the Merger unless it is approved by both the Federal Reserve Board and the New Jersey Department of Banking. We cannot be certain when or if the Holding Company or Sterling Bank will obtain these regulatory approvals. See “Farnsworth Proposal I—Approval of the Merger—The Merger Agreement—Regulatory Approvals.”

Completion of the Merger

The parties anticipate that the Merger will be completed in the fourth quarter of 2006. See “Farnsworth Proposal I—Approval of the Merger—The Merger Agreement—Timing of Completion of the Merger.”

Termination of the Merger Agreement

Farnsworth, Sterling Bank and the Holding Company can mutually agree at any time to abandon the Merger and terminate the Merger Agreement, even if the Farnsworth shareholders have approved it. Either the Sterling Bank Board, the Holding Company Board or the Farnsworth board may decide, without the consent of the other, to abandon the Merger if:

●	the other party breaches the Merger Agreement in a material way and does not, or cannot, correct the breach within 30 days of receiving notice of the breach;

●	the Merger has not been completed by March 31, 2007;

●
the other party makes an inaccurate representation or warranty that constitutes a material adverse effect and does not, or cannot, correct the inaccuracy within 30 days of giving notice of the inaccuracy;

●	a governmental authority denies an approval necessary to complete the Merger, in a final and nonappealable way;

●	Farnsworth’s shareholders fail to approve the Merger Agreement; or

●	certain conditions to the obligations of Farnsworth, Sterling Bank and the Holding Company to complete the Merger cannot be satisfied.

Under certain circumstances, the exchange ratio could be adjusted upward pursuant to certain provisions of the Merger Agreement. Pursuant to the Merger Agreement, Farnsworth will have the right to terminate the Merger Agreement if, between the time the Merger Agreement was entered into and a 20 day measurement period ending ten trading days before the date the Merger is completed, there has been both (i) a 17.5% absolute decline in the Holding Company’s common stock price from the $11.43 starting price established in the Merger Agreement, as adjusted for stock dividends, and (ii) a 17.5% decline in the Holding Company’s common stock price relative to the stock price of a selected group of 19 companies, referred to as the Index Group. However, if both of the conditions are met and Farnsworth makes such an election, the Holding Company may prevent the termination of the Merger Agreement by adjusting the exchange ratio upward and thereby increasing the number of shares of Holding Company common stock to be received upon exchange of Farnsworth common stock. See “Farnsworth Proposal I—Approval of the Merger—The Merger Agreement—Termination of the Merger Agreement.”

No Solicitation and Termination Fee

Farnsworth has agreed that it will not, directly or indirectly, solicit or encourage an acquisition proposal by any other person. Under certain circumstances it may respond to unsolicited offers. See “Farnsworth Proposal I—Approval of the Merger—The Merger Agreement—Other Covenants and Agreements—No Solicitation.”

Farnsworth may be obligated to pay Sterling Bank and the Holding Company a termination fee of $900,000 in certain circumstances if the Merger Agreement is terminated. Specifically, the termination fee would be due if:

●	the Merger Agreement is terminated by Farnsworth in order to enter into an agreement for a “superior proposal,”

●
(A) an acquisition proposal (as defined below) is offered, presented or proposed to Farnsworth or its shareholders, and thereafter the Merger Agreement and the Merger are disapproved by Farnsworth or by the shareholders of Farnsworth, or (B) Sterling Bank or the Holding Company terminates the Merger Agreement as a result of the Farnsworth board’s failure to recommend approval of the Merger Agreement or the board’s withdrawal or modification of the recommendation, and, in the case of both (A) and (B), an acquisition proposal is consummated or a definitive agreement is entered into by Farnsworth relating to an Acquisition Proposal within 12 months of the date thereof.

For purposes of this provision, the term “acquisition proposal” is defined generally as any merger, consolidation or similar transaction involving 10% or more of the assets of Farnsworth or for 25% or more of the outstanding shares of Farnsworth common stock.  See “Farnsworth Proposal I—Approval of the Merger—The Merger Agreement—Termination Fee.”

Comparison of Shareholders’ Rights Before and After the Merger

Farnsworth shareholders’ rights are governed by New Jersey law and by Farnsworth’s certificate of incorporation and bylaws. After the Merger (and assuming the Reorganization is completed), those Farnsworth shareholders who receive Holding Company stock in the Merger will become Holding Company shareholders and their rights as a shareholder will be governed by New Jersey law, as well as the Holding Company’s certificate of incorporation and bylaws. In addition, in the event Sterling Bank shareholders reject the Reorganization proposal but subsequently approve the Merger, the shares of stock to be issued in the Merger would be shares of Sterling Bank stock. The rights of Sterling Bank shareholders are governed by New Jersey banking law as well as Sterling Bank’s certificate of incorporation and bylaws. There are differences between the rights of Holding Company shareholders, Sterling Bank shareholders and Farnsworth shareholders, some of which you may find important. See “Farnsworth Proposal I—Approval of the Merger—Comparison of Shareholders’ Rights.”

Board of Directors After the Merger

The directors and officers of Sterling Bank and the Holding Company before the Merger will continue to serve as the directors and officers of Sterling Bank and the Holding Company after the Merger. At the time of completion of the Merger, however, two individuals currently serving on the board of Farnsworth will become members of the boards of Sterling Bank and the Holding Company. See “Farnsworth Proposal I—Approval of the Merger—Interests of Certain Persons in the Merger—Board Seats.”

Farnsworth Adjournment Proposal

At the meeting, shareholders of Farnsworth will be asked to give Farnsworth’s Board of Directors discretion to vote upon any other matter that may properly come before the meeting as well as a proposal to adjourn the meeting to solicit additional proxies if there are not enough votes at the time of the meeting to approve the Merger.

UNAUDITED COMPARATIVE PER SHARE DATA

The following tables show per share financial informative reflecting the merger of the Holding Company and Farnsworth (which is referred to as “pro forma” information) and summary historical data for each of Sterling Bank and Farnsworth. The pro forma information assumes that the acquisition of Farnsworth had been completed on the dates and at the beginning of the earliest periods indicated.

The Holding Company and Farnsworth expect that the Merger will result in certain reorganization and restructuring expenses. The pro forma income and dividend data do not reflect any anticipated reorganization and restructuring expenses resulting from the Merger. It is also anticipated that the Merger will provide the combined company with certain financial benefits that include reduced operating expenses and opportunities to earn more revenue. The pro forma information does not reflect any of these anticipated cost savings or benefits. Therefore, the pro forma information, while helpful in illustrating the financial characteristics of the Merger under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how the combined company actually would have performed had the Holding Company and Farnsworth been combined throughout the indicated periods. The equivalent per share data for Farnsworth assumes that the per share consideration in the Merger consists only of Holding Company or Sterling Bank common stock and does not give effect to any cash consideration. This pro forma information gives effect to the 5% stock dividend announced by Sterling Bank on July 28, 2006, and paid on September 8, 2006 to shareholders of record on August 25, 2006.

You should read the information below in conjunction with the financial statements and accompanying notes of Sterling Bank and Farnsworth that are included herein and with the unaudited pro forma combined financial information included under “Unaudited Pro Forma Combined Financial Information.”

	Sterling Bank		Farnsworth
		Pro Forma		Pro Forma
	Historical	Combined (1)	Historical	Equivalent (2)

Net income per basic share:
For the six months ended June 30, 2006	$0.14	$0.08	$0.19	$0.19
For the twelve months ended December 31, 2005	$0.39	$0.28	$0.47	$ 0.66

Net income per diluted share:
For the six months ended June 30, 2006	$0.14	$0.08	$0.18	$0.19
For the twelve months ended December 31, 2005	$0.38	$0.27	$0.44	$0.64

Cash dividends declared per share (3):
For the six months ended June 30, 2006	$0.06	$0.06	$0.00	$0.14
For the twelve months ended December 31, 2005	$0.12	$0.12	$0.10	$0.28

Book value per share:
At June 30, 2006	$7.19	$7.81	$13.93	$18.45
At December 31, 2005	$7.19	$7.85	$14.14	$18.54

Tangible book value per share:
At June 30, 2006	$7.19	$6.21	$13.93	$14.67
At December 31, 2005	$7.19	$6.14	$14.14	$14.51

(1)
Pro forma combined amounts are calculated by combining the historical amounts reported by Sterling Bank and Farnsworth, as adjusted for certain estimated purchase accounting adjustments and the issuance of 768,439 shares of Sterling Bank common stock in connection with the Merger based on the conversion of 50% of the outstanding Farnsworth common stock into shares of Sterling Bank common stock at an assumed exchange ratio of 2.3625.

(2)			Pro forma equivalent amounts are calculated by multiplying the pro forma combined amounts by an assumed exchange ratio of 2.3625.
(3)	Assumes no change in Sterling Bank's cash dividends per share.

SELECTED HISTORICAL FINANCIAL DATA FOR STERLING BANK

The following selected financial data of Sterling Bank is derived from Sterling Bank’s unaudited quarterly financial statements for June 30, 2006 and 2005 and audited financial statements for the five fiscal years ended December 31, 2005, and should be read in conjunction with the financial statements and notes thereto found elsewhere in this joint proxy statement/prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Sterling Bank.” This selected financial data gives effect to the 5% stock dividend announced by Sterling Bank on July 28, 2006 and paid on September 8, 2006 to shareholders of record as of August 25, 2006.

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
INCOME STATEMENT
Interest and dividend income	$11,299	$8,806	$19,132	$13,807	$10,769	$10,432	$10,257
Interest expense	4,982	3,080	7,153	4,122	2,939	3,266	4,684
Net interest income	6,317	5,726	11,979	9,685	7,830	7,166	5,573
Provision for loan losses	90	150	284	155	100	87	5
Net interest income after provision for loan losses	6,227	5,576	11,695	9,530	7,730	7,079	5,568
Noninterest income	343	337	711	706	855	938	899
Noninterest expenses	5,480	4,735	9,809	8,477	7,800	7,264	6,377
Income before income tax (expense)/benefit	1,090	1,178	2,597	1,759	785	753	90
Income tax (expense)/benefit	(414)	(424)	(966)	(633)	(254)	(246)	39
Net income	$676	$754	$1,631	$1,126	$531	$507	$129
PER SHARE INFORMATION (1)
Weighted average shares outstanding	4,768,000	3,614,000	4,192,000	3,155,000	2,295,000	1,789,000	1,560,000
Net income, basic	$0.14	$0.21	$0.39	$0.36	$0.23	$0.28	$0.08
Book value	7.19	7.17	7.19	6.54	6.30	6.84	6.47
BALANCE SHEET DATA
Loans	235,648	207,050	$225,338	$179,765	$130,310	$118,702	$102,771
Loans held for sale	10,114	35,888	40,721	26,026	22,500	21,072	20,066
Allowance for loan losses	1,244	1,023	1,154	913	760	662	691
Total deposits	296,021	282,552	300,411	252,260	218,762	183,983	162,250
Total assets	342,058	335,734	351,316	294,226	255,192	201,906	175,225
Total shareholders’ equity	34,356	34,111	34,248	20,757	19,663	12,234	11,584
OPERATING RATIOS
Return on average assets	0.38%	0.46%	0.50%	0.40%	0.24%	0.27%	0.08%
Return on average equity	3.99	5.20	5.58	5.65	3.55	4.30	1.28
Interest rate spread	3.26	3.52	3.45	3.39	3.54	3.76	3.12
Net interest margin	3.79	3.87	3.86	3.66	3.80	4.08	3.74
ASSET QUALITY
Non-performing loans/total loans	0.52%	0.14%	0.17%	0.35%	0.00%	0.00%	0.31%
Non-performing assets/total assets	0.37	0.10	0.13	0.25	0.00	0.03	0.22
Allowance/total loans	0.51	0.42	0.43	0.44	0.50	0.47	0.56
Allowance/non-performing loans (2)	97.34	295.66	258.17	126.63	N/M	N/M	178.55
Net charge-offs/average loans	0.00	0.02	0.02	0.00	0.00	0.09	0.00
ALLOWANCE FOR LOAN LOSSES
Beginning of period	$1,154	913	$913	$760	$662	$691	$686
Charge-offs	(1)	(41)	(45)	(9)	(8)	(118)	(1)
Recoveries	1	1	2	7	6	2	1
Provision for loan losses	90	150	284	155	100	87	5
End of period	$1,244	$1,023	$1,154	$913	$760	$662	$691
CAPITAL RATIOS
Equity/Assets	10.04%	10.16%	9.75%	7.05%	7.71%	6.06%	6.61%
Leverage	10.09	10.62	10.20	7.17	8.33	6.11	6.63
Tier I	13.28	14.45	12.25	10.00	12.05	8.69	9.59
Total risk based	13.77	14.91	12.67	10.46	12.51	9.16	10.16
___________
(1) As adjusted for stock dividends.
(2) N/M=Not meaningful because non-performing loans were zero in each of 2002 and 2003.

SELECTED HISTORICAL FINANCIAL DATA FOR FARNSWORTH

The following selected financial data of Farnsworth is derived from Farnsworth’s unaudited quarterly financial statements for June 30, 2006 and 2005 and audited financial statements for the fiscal years ended September 30, 2005, 2004, 2003, 2002 and 2001, and should be read in conjunction with the financial statements and notes thereto found elsewhere in this joint proxy statement/prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Farnsworth.”

	Nine Months Ended June 30,		Year Ended September 30,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
INCOME STATEMENT
Interest and dividend income	$4,673	$4,212	$5,721	$5,335	$5,292	$4,841	$4,110
Interest expense	1,853	1,390	1,930	1,528	1,736	2,061	2,313
Net interest income	2,820	2,822	3,751	3,806	3,556	2,780	1,797
Provision for loan losses	118	76	109	123	71	116	41
Net interest income after provision For loan losses	2,702	2,746	3,642	3,683	3,485	2,664	1,756
Noninterest income	193	235	281	372	506	344	316
Noninterest expense	2,518	2,468	3,339	3,084	2,965	2,396	2,057
Net income	$210	$305	$336	$606	$614	$395	$10
PER SHARE INFORMATION
Net income, basic	$0.33	$0.52	$0.54	$1.22	$1.51	$0.98	$0.03
Book value	13.69	14.38	14.21	13.38	12.63	11.91	10.90
BALANCE SHEET DATA
Loans, net	$73,955	$69,832	$70,005	$66,502	$61,462	$58,026	$44,987
Allowance for loan losses	639	511	531	451	328	280	207
Total deposits	96,834	93,249	93,583	86,826	83,714	75,289	58,156
Total assets	107,237	104,119	104,145	95,494	91,830	83,154	67,529
Total shareholders’ equity	8,904	9,354	9,237	7,263	6,563	6,187	5,665
OPERATING RATIOS
Return on average assets	0.19	0.31	0.33	0.65	0.71	0.53	0.02
Return on average equity	2.33	3.35	3.71	8.47	9.51	6.84	0.18
Interest rate spread	3.50	3.59	3.56	3.87	3.98	3.59	2.60
ASSET QUALITY
Non-performing loans/total assets	0.97	0.39	0.53	0.79	0.52	0.17	0.03
Allowance/total loans	0.86	0.72	0.69	0.64	0.52	0.48	0.46
ALLOWANCE FOR LOAN LOSSES
Beginning of period	$531	$451	$451	$328	$280	$207	$186
Charge-offs	10	16	29	--	23	43	20
Provision for loan losses	118	76	109	123	71	116	41
End of period	$639	$511	$531	$451	$328	$280	$207
CAPITAL RATIOS
Tangible	7.85%	7.79%	7.84%	7.05%	6.71%	6.58%	7.34%
Core	7.85	7.79	7.84	7.05	6.71	6.58	7.34
Total risk-based	13.18	14.28	14.11	13.11	12.72	12.86	15.56

SUPPLEMENTAL QUARTERLY FINANCIAL DATA FOR STERLING BANK

The following supplemental financial data of Sterling Bank is derived from Sterling Bank’s unaudited quarterly financial statements for fiscal years ended December 31, 2005 and 2004 and should be read in conjunction with the financial statements and notes thereto found elsewhere in this joint proxy statement/prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Sterling Bank.” This supplemental financial data gives effect to the 5% stock dividend announced by Sterling Bank on July 28, 2006 and paid on September 8, 2006 to shareholders of record as of August 25, 2006.
	Three Months Ended (unaudited)
	December 31,	September 30,	June 30,	March 31,
2006

Interest income			$5,667,000	$5,633,000
Interest expense			2,541,000	2,441,000
Net interest income			3,126,000	3,192,000
Provision for loan losses			45,000	45,000
Income before income tax expense			474,000	616,000
Income tax expense			180,000	234,000
Net income			294,000	382,000

Net income per common share: (1)
Basic			$0.06	$0.08
Diluted			$0.06	$0.08

2005

Interest income	$5,302,000	$5,024,000	$4,634,000	4,172,000
Interest expense	2,175,000	1,898,000	1,660,000	1,420,000
Net interest income	3,127,000	3,126,000	2,974,000	2,752,000
Provision for loan losses	32,000	102,000	87,000	63,000
Income before income tax expense	561,000	858,000	649,000	529,000
Income tax expense	216,000	326,000	234,000	190,000
Net income	345,000	532,000	415,000	339,000

Net income per common share: (1)
Basic	$0.08	$0.11	$0.10	$0.10
Diluted	$0.07	$0.11	$0.10	$0.10

2004

Interest income	3,849,000	3,602,000	3,336,000	3,020,000
Interest expense	1,217,000	1,070,000	961,000	874,000
Net interest income	2,632,000	2,532,000	2,375,000	2,146,000
Provision for loan losses	(3,000)	93,000	25,000	40,000
Income before income tax expense	616,000	483,000	383,000	277,000
Income tax expense	233,000	169,000	134,000	97,000
Net income	383,000	314,000	249,000	180,000

Net income per common share: (1)
Basic	$0.12	$0.10	$0.08	$0.06
Diluted	$0.11	$0.10	$0.08	$0.06

(1) - Adjusted for stock dividends

RECENT DEVELOPMENTS

         On November 1, 2006, Sterling Bank issued a press release announcing its results for the quarter ending September 30, 2006 and the issuance of a quarterly cash dividend of $0.03 per common share of Sterling Bank common stock. The $0.03 cash dividend will be paid on November 22, 2006, to shareholders of record as of November 8, 2006.

         Sterling Bank announced income before taxes of $1,572,000 for the nine month period ended September 30, 2006. This compared to the nine month period ended September 30, 2005, which totaled $2,036,000, and reflects the absorption of the enhanced operating expenses related to the expansion of Sterling Bank’s branch system; the effects of the industry wide compression of the net interest margins, and a decline in the held for sale loan totals associated with the national student loan program. Net income for the nine month period totaled $975,000, compared to net income for the same period of 2005, which totaled $1,286,000. On a basic and diluted per share basis, the net income for the nine month period was $0.20 per share, compared to net income of $0.32 per share (adjusted for stock dividends) for the period ending September 30, 2005.

     For the quarter ended September 30, 2006, income before taxes totaled $482,000, compared to net income of $858,000 for the third quarter of 2005. Net income amounted to $299,000 for the third quarter of 2006, compared to net income of $532,000 for the third quarter of 2005. On a basic and diluted per share basis, net income for the third quarter of 2006 amounted to $0.06 per share, compared to net income of $0.11 per share (adjusted for stock dividends) for the third quarter of 2005.

     Sterling Bank’s change in earnings is attributable primarily to an increase of $1,033,000, or 15%, in non-interest expenses, from $7,100,000 during the first nine months of 2005, to $8,100,000 during the first nine months of 2006. An increase in compensation expense of $590,000, or 15%, is primarily related to personnel costs for staffing increases to support growth initiatives, including our new Voorhees branch. Occupancy, equipment and data processing expenses increased $369,000, or 21%, primarily as a result of the opening of our Voorhees branch in November 2005.

         As of September 30, 2006, Sterling Bank’s assets totaled $335,000,000 compared to assets of $343,000,000 on September 30, 2005, representing a 2% decrease. Total loans amounted to $248,000,000 on September 30, 2006, reflecting a decrease of 6% over total loans as of September 30, 2005 of $265,000,000. Total deposits expanded to $288,000,000 on September 30, 2006, an increase of 3% from $279,000,000 on September 30, 2005.

         The decrease in total loans is primarily the result of the decline in initial advances for student loans originated through SLM, Inc. the national student loan marketing association. These loans are classified as held for sale, and have declined from $43,000,000 as of September 30, 2005, to $4,200,000 as of September 30, 2006. This decrease of $38,800,000 results from SLM’s decision to self-fund these loans. Core loan outstanding balances expanded to $243,600,000 on September 30, 2006, from $221,900,000 on September 30, 2005, a 10% increase.

MARKET PRICE AND DIVIDEND INFORMATION

Comparative Prices

The following table presents the closing prices for Sterling Bank common stock on the Nasdaq Capital Market and Farnsworth common stock on the OTC-Electronic Bulletin Board on June 23, 2006, the last trading day prior to our public announcement that we signed the Merger Agreement, and on October 31, 2006, the most recent practicable date prior to the date of this joint proxy statement/prospectus. We announced the Merger Agreement after close of trading on June 23, 2006.

Date	Closing Price of Sterling Bank Stock	Closing Price of Farnsworth Stock

6/23/06	$12.01	$24.70
10/31/06	$11.20	$27.00

Historical Market Prices and Dividends for Sterling Bank

In May 2005, Sterling Bank completed the sale of a total of 1,437,500 shares of common stock, par value $2.00 per share, in a public offering at $9.75 per share, and Sterling Bank received net proceeds of approximately $12.8 million. The offer and sale of these shares of common stock was exempt from registration under the Securities Act of 1933 pursuant to section 3(a)(2) thereof.

The following table shows the stock option exercises in 2005. Only employees of Sterling Bank exercised such options in 2005.

Date	Exercised Shares	Price
01/06/05	350	$8.86
04/27/05	1,055	7.34
04/29/05	1,408	7.34
10/24/05	2,956	6.99

Stock option exercises are also exempt offers and sales under Section 3(a)(2) of the Securities Act.

The number of shareholders of record of Sterling Bank common stock, as of October 26, 2006, was 240. This does not reflect the number of persons or entities who held stock in nominee or “street” name through various brokerage firms.

The table below presents the high and low sales prices reported for Sterling Bank common stock as reported by the Nasdaq Capital Market for the periods indicated.

Nasdaq Capital Market
Year	Quarter	High price	Low price

2006	4th (through 10/31/06)	$11.62	$10.60
	3rd	$11.87	$10.21
	2nd	13.66	11.36
	1st	17.55	11.19

2005	4th	12.50	10.51
	3rd	12.51	10.55
	2nd	12.00	9.75
	1st	11.98	10.00

2004	4th	12.00	9.54
	3rd	10.75	9.03
	2nd	10.75	8.60
	1st	11.44	9.26

Dividend Policy of Sterling Bank

The holders of Sterling Bank’s common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Sterling Bank’s ability to pay cash dividends is limited by applicable state and federal law.

Sterling Bank first paid a quarterly cash dividend to its shareholders in 2004, declaring a cash dividend of $0.02 per common share payable February 2004. Sterling Bank also paid a quarterly cash dividend of $0.02 per common share in each of May, August, and November 2004. In January 2005, Sterling Bank declared a quarterly cash dividend of $0.03 per share payable February 2005. Sterling Bank also paid a quarterly cash dividend of $0.03 per common share in each of May, August, and November 2005. On January 24, 2006, Sterling Bank declared a cash dividend of $0.03 per common share payable February 23, 2006 to shareholders of record as of February 10, 2006. On April 25, 2006, Sterling Bank declared a cash dividend of $0.03 per common share payable May 25, 2006, to shareholders of record as of May 15, 2006. On July 28, 2006, Sterling Bank declared a cash dividend of $0.03 per common share payable August 25, 2006, to shareholders of record as of August 11, 2006.  On October 25, 2006, Sterling Bank declared a cash dividend of $0.03 per common share payable November 22, 2006 to shareholders of record as of November 8, 2006.   Sterling Bank’s future dividend policy is subject to the discretion of its Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs, general business conditions and applicable dividend limitations.

Sterling Bank has distributed a 5% stock dividend each year during the period from 1997 through 2002, as well as in 2004 and 2005. On July 28, 2006, Sterling Bank declared a 5% stock dividend that was paid on September 8, 2006 to shareholders of record as of August 25, 2006. Sterling Bank may consider declaring additional stock dividends in the future.

Dividend Restrictions Imposed on the Holding Company

Certain restrictions generally imposed on corporations incorporated in New Jersey may have an impact on the Holding Company’s ability to pay dividends to its shareholders. New Jersey law provides that dividends may not be paid if it would cause the corporation to be unable to pay its debts as they become due in the normal course of business or if it would cause the corporation’s total assets to be less than its total liabilities.

Additionally, holders of Holding Company common stock are entitled to receive dividends when, as and if declared by the Holding Company Board of Directors out of funds legally available for dividends. However, immediately after the Effective Time, the only source of any cash dividends on Holding Company common stock would be dividends paid to the Holding Company by Sterling Bank. Therefore, the restrictions on Sterling Bank dividend payments will be directly applicable to the Holding Company. The existing restrictions have not affected Sterling Bank to date.

Dividend Restrictions Imposed on Sterling Bank

Dividend payments to Sterling Bank shareholders are subject to the New Jersey Banking Act of 1948 (the “Banking Act”), the Federal Reserve Act, and the Federal Deposit Insurance Act (the “FDIA”). Under the Banking Act, no dividends may be paid if after such payment Sterling Bank's surplus (generally, additional paid-in capital plus retained earnings) would be less than 50% of Sterling Bank's capital stock. Under Federal Reserve Board regulations, without prior approval of the Federal Reserve Board, Sterling Bank cannot pay dividends that exceed its net income from the current year and the preceding two years and, in any event, cannot pay any dividends if we have an accumulated deficit. Under the FDIA, no dividends may be paid by an insured bank if Sterling Bank is in arrears in the payment of any insurance assessment due to the FDIC.

State and federal regulatory authorities have adopted standards for the maintenance of adequate levels of capital by banks. Adherence to such standards further limits Sterling Bank’s ability to pay dividends to its shareholders. See "Regulation of Sterling Bank and the Holding Company."

Historical Market Prices and Dividends for Farnsworth

The Farnsworth common stock has been traded in the over the counter market on the OTC-Electronic Bulletin Board under the trading symbol of “FNSW” since it commenced trading on September 30, 1998. The following table reflects high and low sales prices for the calendar quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

The number of shareholders of record of Farnsworth common stock as of November 6, 2006, was approximately 389. This does not reflect the number of persons or entities who held stock in nominee or “street” name through various brokerage firms. On the record date, November 6, 2006, there were approximately 650,530 shares issued and outstanding.

OTC-Electronic Bulletin Board
Fiscal Year	Quarter	High price	Low price

2007	1st (through 10/31/06)	$27.00	$25.10

2006	4th	$27.00	$25.10
	3rd	27.00	23.00
	2nd	25.00	22.00
	1st	26.00	18.25

2005	4th	21.90	18.60
	3rd	19.75	18.75
	2nd	19.25	17.85
	1st	20.10	17.10

2004	4th	20.40	16.15
	3rd	18.00	16.50
	2nd	21.00	16.67
	1st	18.00	16.75

Dividend Policy of Farnsworth

The holders of the Farnsworth’s common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Farnsworth’s ability to pay cash dividends is limited by applicable state and federal law.

Farnsworth paid a semi-annual cash dividend of $0.05 per common share in each of May and November 2004 and 2005.

Dividend Restrictions Imposed on Farnsworth

Farnsworth’s ability to pay dividends to shareholders is largely dependant upon the dividends it receives from Peoples. Peoples may not declare or pay a cash dividend on any of its stock it the effect thereof would cause Peoples’ regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the mutual-to-stock conversion, or (2) the regulatory requirements imposed by the Office of Thrift Supervision, or OTS.

RISK FACTORS

Risks Related to Sterling Bank’s Business

Sterling Bank’s success will depend upon its ability to effectively manage its future growth.

Sterling Bank’s objective is the continued growth of its banking business. However, Sterling Bank’s continued growth and profitability depends on the ability of its officers and key employees to manage such growth effectively, to maintain its level of capital, to attract and retain skilled employees and to maintain adequate internal controls and a strong credit culture. Accordingly, there can be no assurance that Sterling Bank will be successful in managing its expansion, and the failure to do so would adversely affect Sterling Bank’s financial condition and results of operations.

If Sterling Bank experiences excessive loan losses relative to its allowance, Sterling Bank’s earnings will be adversely affected.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable.

If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if regulatory authorities require Sterling Bank to increase the allowance for loan losses as a part of their examination process, Sterling Bank's earnings and capital could be significantly and adversely affected.

As of June 30, 2006, Sterling Bank’s allowance for loan losses was approximately $1.2 million, which represented 0.51% of outstanding loans. At such date, Sterling Bank had no loans on non-accrual status. Although management believes that Sterling Bank’s allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our non-performing or performing loans. Additions to Sterling Bank’s allowance for loan losses would result in a decrease in Sterling Bank’s net income and capital, and could have a material adverse effect on Sterling Bank’s financial condition and results of operations.

Most of Sterling Bank’s loans are commercial loans, which have a higher degree of risk than other types of loans.

Commercial loans are often larger and may involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the property or business involved, repayment of such loans may be more sensitive than other types of loans to adverse conditions in the real estate market or the economy. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower’s ability to repay the loan may be impaired.

Sterling Bank’s business is geographically concentrated and is subject to regional economic factors that could have an adverse impact on its business.

Substantially all of Sterling Bank’s business is with customers in the market area of southern New Jersey. Most of Sterling Bank’s customers are consumers and small and medium-sized businesses which are dependent upon the regional economy. Adverse changes in economic and business conditions in Sterling Bank’s markets could adversely affect Sterling Bank’s borrowers, their ability to repay their loans and to borrow additional funds, and consequently Sterling Bank’s financial condition and performance.

Additionally, Sterling Bank often secures its loans with real estate collateral, most of which is located in southern New Jersey. A decline in local economic conditions could adversely affect the values of such real estate. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

Sterling Bank has incurred and expects to continue to incur significant expenses in connection with its branch expansion.

Sterling Bank has historically experienced growth through expansion of its existing branches as well as through the establishment of new branches. A natural consequence of growth during the branch expansion program has been a significant increase in non-interest expenses. These costs are associated with marketing, increased staffing, branch construction and equipment needs sufficient to create the infrastructure necessary for branch operations. Unless and until a new branch generates sufficient income to offset these additional costs, a new branch will reduce Sterling Bank's earnings.

Sterling Bank’s legal lending limits are relatively low and restrict its ability to compete for larger customers.

At June 30, 2006, Sterling Bank’s lending limit per borrower was approximately $5.5 million, or approximately 15% of its capital. Accordingly, the size of loans that Sterling Bank can offer to potential borrowers is less than the size of loans that many of its competitors with larger capitalization are able to offer. Sterling Bank may engage in loan participations with other banks for loans in excess of its legal lending limits. However, there can be no assurance that such participations will be available at all or on terms which are favorable to Sterling Bank and its customers.

Most of Sterling Bank’s loans are secured, in whole or in part, with real estate collateral which may be subject to declines in value.

In addition to the financial strength and cash flow characteristics of the borrower in each case, Sterling Bank often secures its loans with real estate collateral. As of June 30, 2006, approximately 63% of Sterling Bank’s loans, including loans held for sale, had real estate as a primary, secondary or tertiary component of collateral. Real estate values and real estate markets are generally effected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies, and acts of nature. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower. If real estate prices in Sterling Bank’s markets decline, the value of the real estate collateral securing Sterling Bank’s loans could be reduced. If Sterling Bank is required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, Sterling Bank’s earnings and capital could be adversely effected.

The loss of Sterling Bank’s executive officers and certain other key personnel could hurt its business.

Sterling Bank’s success depends, to a great extent, upon the services of Robert H. King, its President and Chief Executive Officer; R. Scott Horner, its Executive Vice President and Chief Financial Officer; John Herninko, its Senior Vice President and Senior Loan Officer; and Theresa S. Valentino Congdon, its Senior Vice President and Senior Retail Officer. From time to time, Sterling Bank also needs to recruit personnel to fill vacant positions for experienced lending and credit administration officers. Competition for qualified personnel in the banking industry is intense, and there can be no assurance that Sterling Bank will continue to be successful in attracting, recruiting and retaining the necessary skilled managerial, marketing and technical personnel for the successful operation of Sterling Bank’s existing lending, operations, accounting and administrative functions or to support the expansion of the functions necessary for Sterling Bank’s future growth. Sterling Bank’s inability to hire or retain key personnel could have a material adverse effect on its results of operations.

As a public company, Sterling Bank’s business is subject to numerous reporting requirements that are currently evolving and could substantially increase its operating expenses and divert management’s attention from the operation of its business.

The Sarbanes-Oxley Act of 2002, which became law in July 2002, may require future changes in some of Sterling Bank’s corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the SEC and Nasdaq have promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards may significantly increase Sterling Bank’s legal and financial and accounting costs in the future, once full compliance is required. In addition, full compliance with the requirements may take a significant amount of management’s and the Board of Directors’ time and resources. Likewise, these developments may make it more difficult for Sterling Bank to attract and retain qualified members of its board of directors, particularly independent directors, or qualified executive officers.

As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports filed with the SEC that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, in the future, the public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. This requirement as it relates to Sterling Bank will become applicable beginning with Sterling Bank’s fiscal year ending December 31, 2007. The costs associated with the implementation of this requirement, including documentation and testing, have not been estimated. If Sterling Bank is ever unable to conclude that it has effective internal control over financial reporting or, if its independent auditors are unable to provide Sterling Bank with an unqualified report as to the effectiveness of its internal control over financial reporting for any future year-ends as required by Section 404, investors could lose confidence in the reliability of Sterling Bank’s financial statements, which could result in a decrease in the value of Sterling Bank’s securities.

Risks Related to Holding Company and Sterling Bank Common Stock

A limited trading market for Sterling Bank common stock (and the Holding Company common stock if the Reorganization is approved), may adversely impact Sterling Bank's ability to sell shares and the price received for shares.

Sterling Bank’s common stock has limited trading activity, and although the Holding Company’s common stock is approved for quotation on the Nasdaq Capital Market, Sterling Bank expects that the trading activity in the Holding Company common stock would be similarly limited. This means that there may be limited liquidity for Sterling Bank common stock or for Holding Company common stock, if the Reorganization is approved. Limited liquidity of Sterling Bank or Holding Company common stock may negatively affect the price of Sterling Bank or Holding Company common stock, and may cause volatility in the price of Holding Company common stock.

Sterling Bank has a limited history of paying cash dividends, and there will be restrictions on the Holding Company's ability to pay cash dividends.

Sterling Bank has a limited history of paying cash dividends on Sterling Bank’s common stock. Sterling Bank paid its first cash dividend to its shareholders in February 2004. Although Sterling Bank subsequently paid cash dividends on a quarterly basis, there is no assurance that it will continue to pay cash dividends. The Holding Company’s ability to pay cash dividends to its shareholders will depend on the ability of Sterling Bank to pay dividends to the Holding Company. Future payment of cash dividends, if any, will be at the discretion of the Board of Directors and will be dependent upon a number of factors, including future earnings, financial condition, cash needs, general business conditions and applicable legal limitations, including meeting regulatory capital requirements. See “Market Price and Dividend Information—Dividend Restrictions Imposed on the Holding Company” and “Regulation of Sterling Bank and the Holding Company—Regulation of the Holding Company.”

Sterling Bank’s management and significant shareholders control a substantial percentage of Sterling Bank’s stock and therefore have the ability to exercise substantial control over Sterling Bank's affairs.

As of June 30, 2006, Sterling Bank’s directors and executive officers beneficially owned 927,000 shares, or approximately 19%, of Sterling Bank’s common stock, including options to purchase approximately 262,000 shares, in the aggregate, of Sterling Bank’s common stock at exercise prices ranging from $6.66 to $9.52 per share. In addition, approximately 8% of Sterling Bank’s common stock is controlled by a non-management shareholder, an affiliate of whom is a member of its Board of Directors. Also, approximately 6% of Sterling Bank’s common stock is controlled by an institutional investor. Unless holders of a significant number of shares of Sterling Bank’s common stock exercise dissenters’ appraisal rights, these shareholders will, following the Reorganization, own similar percentages of Holding Company common stock. Because of the large percentage of stock held by Sterling Bank’s directors and executive officers and other significant shareholders, these persons could influence the outcome of any matter submitted to a vote of the Holding Company’s shareholders following the Reorganization.

The Holding Company may issue additional shares of common stock, which may dilute the ownership and voting power of Sterling Bank’s shareholders and the book value of the Holding Company’s common stock.

Upon consummation of the Reorganization, the Holding Company will be authorized to issue up to 15,000,000 shares of common stock and 10,000,000 shares of preferred stock. Of that amount, 4,775,810 shares will be issued as a result of the Reorganization, based on the number of shares outstanding on June 30, 2006 (adjusted for the stock dividend) and assuming that no shareholders exercise dissenters’ appraisal rights. If the Merger is approved, an additional 768,439 shares will be issued, based on 650,530 shares of Farnsworth common stock outstanding on June 23, 2006. Sterling Bank’s Board of Directors has authority, and the Board of Directors of the Holding Company will have the authority, without action or vote of the shareholders (except to the extent required under applicable rules of the Nasdaq Capital Market), to issue all or part of the authorized but unissued shares of stock. In addition, 516,675 shares of common stock have been reserved for issuance under our existing stock option plans. A total of 413,172 shares of common stock have been reserved for issuance under options outstanding on June 30, 2006.

As of June 30, 2006, options to purchase a total of 378,365 shares were exercisable and had exercise prices ranging from $6.66 to $11.22. If the Reorganization is completed, all outstanding stock options and all stock option plans will be assumed by the Holding Company on their existing terms. Furthermore, assuming the 2006 Employee Stock Option Plan is approved by Sterling Bank’s shareholders as described in Proposal III, the Holding Company will assume the 2006 Employee Stock Option Plan upon the completion of the Reorganization, which will mean that an additional 300,000 shares of Holding Company common stock will be reserved for issuance. Any issuance of Holding Company common stock will dilute the percentage ownership interest of shareholders and may further dilute the book value of the Holding Company’s common stock.

The Holding Company certificate of incorporation and New Jersey corporate law contain antitakeover provisions.

New Jersey has enacted statutory anti-takeover provisions in its Shareholder Protection Act, under Sections 14A:10A-1 through 10A-6 of the New Jersey Business Corporation Act. Statutory anti-takeover provisions can be effective by causing substantial delays before an acquirer can consummate certain business combinations (including a merger), which typically either causes the takeover to fail or enables the corporation to locate a more favorable acquirer. This Act applies to the Holding Company and to Farnsworth, but not to Sterling Bank.

New Jersey’s statute provides for a five-year prohibition on consummation of a business combination with the target from the date an acquirer becomes an “interested shareholder” (i.e. the acquirer holds 10% or more of the target corporation’s voting stock) unless the business combination is approved by the board of directors prior to the time the interested shareholder acquired its 10% holding.

Also, New Jersey corporations may not engage in a business combination with an interested shareholder at any time unless one of the following three conditions is met: (i) approval by the target’s board of directors, prior to the 10% acquisition; (ii) an affirmative vote of two-thirds of the outstanding voting stock not owned by the interested shareholder; or (iii) compliance with certain financial formulations designed to assure a fair price for the target’s shareholders in exchange for their ownership interest.

Additionally, the Holding Company’s certificate of incorporation authorizes its board of directors to issue from time to time, and without shareholder action, one or more series of preferred stock, and to fix the relative rights and preferences of such preferred stock. The terms of any preferred stock that the Holding Company issues, such as dividend rights or the right to appoint one or more directors, could reduce the amount of earnings and assets available for distribution to the Holding Company’s common shareholders or otherwise adversely affect their other rights and powers, including voting rights. Moreover, any issuance of preferred stock may make it more difficult or may discourage another party from acquiring voting control of the Holding Company, even if such acquisition would be beneficial to the Holding Company’s common shareholders.

Voting requirements to approve mergers and stock issuances by Sterling Bank make takeovers of Sterling Bank, or acquisitions of Sterling Bank, very difficult to achieve.

The New Jersey Banking Act requires that any issuance of stock and any merger involving Sterling Bank be approved by a vote of holders of two-thirds of the outstanding shares of Sterling Bank common stock. This approval requirement makes such transactions difficult to complete and may further deter other companies from entering into transactions with Sterling Bank that are subject to these voting requirements.

Neither Sterling Bank common stock nor the Holding Company common stock is or will be insured, and you could lose the value of your entire investment.

An investment in shares of the Sterling Bank or Holding Company common stock is not a deposit and is not insured against loss by the government.

Risks Related to Sterling Bank’s Industry

Sterling Bank operates in a competitive market which could constrain its future growth and profitability.

Sterling Bank operates in a competitive environment, competing for deposits and loans with commercial banks, savings associations and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial intermediaries operating in Sterling Bank's market area offer certain services, such as trust investment and international banking services, which Sterling Bank does not offer. Moreover, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers. See “Business of Sterling Bank—Competition.”

Sterling Bank is required to comply with extensive and complex governmental regulation which can adversely affect its business.

Sterling Bank’s operations are and will be affected by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. Sterling Bank is subject to supervision and examination by the Federal Reserve Board, or FRB, the Federal Deposit Insurance Corporation, or FDIC, and the New Jersey Department of Banking and Insurance. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution’s growth and the return to its investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. Sterling Bank is also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that it is found by regulatory examiners to be undercapitalized, or if required by the FRB as a condition to approving the Merger, to be less than well capitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that any such changes may have on our future business and earnings prospects. Further, the cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

In addition, the monetary policies of the FRB have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. Among the instruments of monetary policy used by the FRB to implement its objectives are changes in the discount rate charged on bank borrowings and changes in the reserve requirements on bank deposits. It is not possible to predict what changes, if any, will be made to the monetary policies of the FRB or to existing federal and state legislation or the effect that such changes may have on Sterling Bank’s future business and earnings prospects.

During the past several years, significant legislative attention has been focused on the regulation and deregulation of the financial services industry. Non-bank financial institutions, such as securities brokerage firms, insurance companies and money market funds, have been permitted to engage in activities which compete directly with traditional bank business.

Sterling Bank realizes income primarily from the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and changes in interest rates may adversely affect its profitability and assets.

Changes in prevailing interest rates may hurt Sterling Bank’s business. Sterling Bank derives its income mainly from the difference or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more Sterling Bank earns. When market rates of interest change, the interest Sterling Bank receives on its assets and the interest it pays on its liabilities will fluctuate. This can cause decreases in Sterling Bank’s spread and can adversely affect its income.

Interest rates affect how much money Sterling Bank can lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. In addition, changes in interest rates can affect the average life of loans and investment securities. A reduction in interest rates generally results in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because Sterling Bank generally is unable to reinvest prepayments at rates that are comparable to the rates it earned on the prepaid loans or securities. Changes in market interest rates could also reduce the value of Sterling Bank’s financial assets. If Sterling Bank is unsuccessful in managing the effects of changes in interest rates, its financial condition and results of operations could suffer.

Risks Related to the Merger

Farnsworth shareholders may receive a form of consideration different from what they elect.

The Merger Agreement allows Farnsworth shareholders to elect whether to receive cash, shares of Holding Company stock, or a combination of cash and stock in exchange for their Farnsworth shares. However, this election is subject to the requirement that 50% of the outstanding shares of Farnsworth stock be exchanged for cash and the remainder be exchanged for Holding Company stock. The Merger Agreement contains proration and allocation procedures designed to achieve this outcome. If Farnsworth shareholders elect to receive cash and the available cash is oversubscribed, then they will receive a greater portion of the merger consideration than they elect in the form of Holding Company stock. Likewise, if Farnsworth shareholders elect to receive Holding Company stock and the available stock is oversubscribed, then they will receive a greater portion of the merger consideration than they elected in the form of cash. Therefore, Farnsworth shareholders may not receive exactly the form and proportion of consideration that they elected. Because the tax consequences of the Merger depend upon the form of consideration  received, Farnsworth shareholders may recognize gain or loss on some of their shares of Farnsworth stock notwithstanding their election to receive shares of Holding Company stock in the Merger in exchange for their Farnsworth stock.

Farnsworth shareholders may receive Sterling Bank stock instead of Holding Company Stock if the Reorganization is not completed.

If the Reorganization fails to receive the requisite approval by Sterling Bank shareholders but the Merger is approved by Farnsworth shareholders, then Sterling Bank has agreed to seek the approval of its shareholders for a merger between Farnsworth and Sterling Bank. Such a merger would be on the same terms as the proposed Merger, but the surviving entity would be Sterling Bank rather than the Holding Company. Sterling Bank would be required to hold another meeting of its shareholders at a later date which could delay the anticipated completion of the Merger. Since Farnsworth shareholders are required to surrender their certificates prior to the special meeting in order to make an election, this could increase the time period during which Farnsworth shareholders are unable to trade their shares. A merger involving Sterling Bank requires the approval of two-thirds of the outstanding shares of Sterling Bank stock. If Sterling Bank’s shareholders do not approve the Reorganization but subsequently approve the Merger, Farnsworth shareholders who receive stock in the Merger may receive stock of Sterling Bank rather than stock of the Holding Company and the rights of Sterling Bank shareholders differ from those of Holding Company shareholders.

Because the market price of Sterling Bank’s and the Holding Company’s stock (assuming the Reorganization is completed) fluctuate, Farnsworth shareholders cannot be sure of the market value of the stock that they will receive in the Merger.

Each share of Farnsworth common stock owned by Farnsworth shareholders will entitle the holder to receive either cash, shares of Holding Company or Sterling Bank stock, or a combination of cash and shares. Fluctuations in the price of Sterling Bank stock results from changes in the business, operations or prospects of Sterling Bank, regulatory considerations, general market and economic conditions and other factors. These factors will also attract the price of Holding Company stock if the Reorganization is completed.  The price of Sterling Bank or Holding Company stock when the Merger takes place may be less than its price at the date of this joint proxy statement/prospectus, at the date of Farnsworth’s shareholder meeting, and at the date each Farnsworth shareholder receives the merger consideration. At the time of Farnsworth’s shareholder meeting, Farnsworth shareholders will not know the exact value of the stock consideration to be received when the Merger is completed.

The risk of a decline in the value of the stock portion of the merger consideration is exacerbated by the potential delay between the Farnsworth special meeting and the Merger if the Reorganization is not approved by Sterling Bank’s shareholders. If the Reorganization is not approved, Sterling Bank has agreed to hold a special meeting of its shareholders to seek approval of the Merger. Doing this would take significant additional time to hold the special meeting and to obtain regulatory approvals for the merger involving Sterling Bank. In those circumstances, the time between a Farnsworth shareholder’s election to receive stock in the Merger and the receipt of that stock would be at least two months and could be more.

If Farnsworth shareholders tender shares of Farnsworth stock to make an election, they will not be able to sell those shares until after the Merger, unless they revoke their election prior to the election deadline.

In order to make a cash or stock election in the merger, Farnsworth shareholders must tender their stock certificates to the exchange agent by the election deadline, which is 4:00 p.m., eastern time, on December 13, 2006. After such shares are tendered, a Farnsworth shareholder will not be able to sell any shares of Farnsworth stock that are tendered, unless he or she validly revokes his/her election prior to the election deadline by written notice to the exchange agent, by withdrawal of the stock certificates or by revoking the guarantee of delivery of such certificates prior to the election deadline. Absent such revocation, until Farnsworth shareholders receive their merger consideration, they will not be able to liquidate their investment to gain access to cash, to take advantage of other investment opportunities, to reduce the potential for a decrease in value of their investment or for any other reason.

Each Farnsworth shareholder will have less influence as a shareholder of the Holding Company or Sterling Bank than as a shareholder of Farnsworth.

Shareholders of Farnsworth currently have the right to control Farnsworth through their ability to elect the Board of Directors of Farnsworth and to vote on other matters. The Merger will transfer control of Farnsworth to the Holding Company and Sterling Bank. After completion of the Merger (and assuming that no Farnsworth shareholder successfully maintains any claim of dissenters’ rights), former Farnsworth shareholders as a group will likely own approximately 13% of the Holding Company’s or Sterling Bank’s stock. Consequently, the former Farnsworth shareholders as a group will exercise much less influence over the management and policies of the Holding Company and Sterling Bank than they currently exercise over the management and policies of Farnsworth.

Officers and directors of Farnsworth have interests in the Merger that differ from the interests of Farnsworth shareholders.

When considering the recommendations of Farnsworth’s Board of Directors, Farnsworth shareholders should be aware that some executive officers and directors of Farnsworth have interests in the Merger that are different from their interests. For example, certain executive officers have entered into consulting agreements with the Holding Company and Sterling Bank. These agreements may create potential conflicts of interest. These and other interests of Farnsworth’s directors and executive officers are described in this joint proxy statement/prospectus. These payments and benefits may cause some of Farnsworth’s directors and executive officers to view the proposed Merger differently than you view it as a Farnsworth shareholder. See “Farnsworth Proposal I—Approval of the Merger—Interests of Certain Persons in the Merger.”

The Merger may fail to qualify for tax-free treatment.

The Merger has been structured to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. Although the Internal Revenue Service has not provided a ruling on the matter (and neither Farnsworth, Sterling Bank nor the Holding Company expect to seek such a ruling as a condition to consummation of the Merger), Farnsworth and Sterling Bank expect to receive an opinion from Dilworth Paxson LLP that the Merger qualifies as a tax-free reorganization. The opinion neither binds the Internal Revenue Service nor prevents the Internal Revenue Service from adopting a contrary position. If the Merger fails to qualify as a tax-free reorganization, a Farnsworth shareholder would likely recognize a gain or loss on each share of Farnsworth common stock in the amount of the difference between each shareholder’s basis in the securities and the fair market value of Holding Company stock and other consideration received by the Farnsworth shareholder in the exchange. See “Farnsworth Proposal I—Approval of The Merger—Material Federal Income Tax Consequences of the Merger.”

If Sterling Bank is unable to successfully integrate the businesses of Farnsworth and Sterling Bank, the Holding Company’s business and earnings may be adversely affected.

The success of the Merger will depend, in part, on Sterling Bank’s ability to realize the estimated costs savings from combining the businesses of Sterling Bank and Farnsworth. While the management of Sterling Bank and Farnsworth believe that Sterling Bank’s cost saving estimates are achievable, it is possible that these potential cost savings could be more difficult to achieve than anticipated. Sterling Bank’s cost saving estimates will depend upon the ability to combine the businesses of Sterling Bank and Farnsworth in a manner that permits those savings to be realized. Integration of the businesses will involve consolidation of the operations, systems and procedures of the two institutions in order to eliminate redundant functions and costs and to operate on a consistent basis. Sterling Bank cannot assure you that it will be able to integrate the two operations without encountering difficulties, including the possible loss of employees or customers, disruptions in the delivery of services or inconsistencies in standards, controls, procedures and policies. Such difficulties could interfere with its ability to fully realize the expected benefits of the Merger.

The regulatory capital of the combined company will be reduced by goodwill incurred in connection with the Merger.

The Merger will be accounted for by the Holding Company as a purchase, and the amount by which the purchase price exceeds the fair value of the net tangible and identifiable intangible assets acquired by the Holding Company through the Merger will be recorded as goodwill. Based on the financial information of Farnsworth as of June 30, 2006, the estimated pro forma goodwill of the Holding Company will be approximately $9.8 million, but the actual amount of goodwill is based on many factors and could exceed that amount. Because goodwill reduces regulatory capital, the Merger will make it more difficult for the Holding Company to meet its regulatory capital requirements. This could be exacerbated if the FRB requires Sterling Bank or the Holding Company to maintain sufficient capital to be considered well capitalized following the Merger. Sterling Bank currently expects that upon completion of the Merger, it will have sufficient regulatory capital to meet or slightly exceed the minimum capital required to be considered well capitalized. However, actions that Sterling Bank or the Holding Company might take following the Merger in order to increase regulatory capital could have the effect of limiting growth or reducing profitability.

GENERAL INFORMATION RELATING TO STERLING BANK’S ANNUAL MEETING

Introduction and Purpose of Sterling Bank’s Annual Meeting

This joint proxy statement/prospectus is furnished in connection with the solicitation of proxies by the Board of Directors of Sterling Bank to be used at the annual meeting of shareholders which will be held at Sterling Bank’s headquarters, 3100 Route 38, Mount Laurel, New Jersey on December 12, 2006 at 5:00 p.m. and at any adjournments or postponements thereof. Shareholders at the meeting will elect 12 directors of Sterling Bank to serve for a term of one year, as well as consider and vote upon the adoption of the Plan, set forth as Appendix A to this joint proxy statement/prospectus, pursuant to which Sterling Bank will become a wholly-owned subsidiary of a newly formed holding company called Sterling Banks, Inc, or the Holding Company. See “Sterling Bank Proposal I—Election of Directors” and “Sterling Bank Proposal II—The Holding Company Reorganization.”  Shareholders will also be asked to approve the 2006 Employee Stock Option Plan. See “Sterling Bank Proposal III—Approval of the 2006 Employee Stock Option Plan.” Lastly, shareholders will be asked to approve a proposal to adjourn the annual meeting, if necessary, to solicit additional proxies.

Voting Securities, Record Date and Quorum

Record Date. The Board of Directors of Sterling Bank has fixed the close of business on October 26, 2006 as the record date for the determination of those shareholders who are entitled to notice of, and to vote at, the annual meeting and any postponement or adjournment thereof. Sterling Bank had 4,775,810 shares of common stock outstanding at the close of business on the record date.

Quorum. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast at the annual meeting, or 2,387,906 shares, constitutes a quorum for the annual meeting. Abstentions and broker non-votes (i.e., shares for which a broker indicates on the proxy that it does not have discretionary authority as to such shares to vote on such matter) are not counted as votes cast on any matter to which they relate but are counted in determining the presence of a quorum.

Voting Rights and Solicitation of Proxies

Voting Rights. Shareholders who execute proxies retain the right to revoke them at any time. Unless so revoked, the shares represented by signed proxies will be voted at the annual meeting and all adjournments thereof. Proxies may be revoked by written notice delivered in person or mailed to the Secretary of Sterling Bank at the address of Sterling Bank or by the filing of a later-dated proxy prior to a vote being taken on a particular proposal at the annual meeting. A proxy will not be voted if a shareholder attends the annual meeting and votes in person. Proxies solicited by the Board of Directors will be voted as specified thereon. Proxies marked “abstain” will have the effect of a vote against approval of the Reorganization and the Option Plan. If there are not sufficient votes to approve one of more of the proposals, the Board of Directors of Sterling Bank may adjourn the meeting to allow for solicitation of additional proxies.

 The proxy confers discretionary authority on the persons named thereon to vote with respect to the election of any person as a director where the nominee is unable to serve, or for good cause will not serve, and with respect to matters incident to the conduct of the annual meeting. If no specification is made, signed proxies will be voted (I) “FOR” the nominees for Director as set forth herein, (II) “FOR” approval of the Reorganization, (III) “FOR” the approval of the 2006 Employee Stock Option Plan, and (IV) “FOR” the approval of the Adjournment Proposal.

The Board of Directors is not aware of any additional matters that will be presented for consideration at the annual meeting. Execution of a proxy, however, confers on the designated proxyholder the discretionary authority to vote the shares represented by such proxy in accordance with their best judgment on such other business, if any, that may properly come before the annual meeting or any adjournment thereof.

With respect to Proposal I, the election of directors, the proxy provided by the Board of Directors of Sterling Bank allows a shareholder to vote for the election of the nominees proposed by the Board of Directors, to withhold authority to vote for the nominees being proposed, or to withhold authority for specifically designated nominees. Under Sterling Bank’s bylaws, directors are elected by a plurality of votes cast, without regard to either (i) broker non-votes or (ii) proxies as to which authority to vote for the nominees being proposed is withheld.

With respect to Sterling Bank Proposal II, approval of the Reorganization, a shareholder may vote “FOR” the proposal, “AGAINST” the proposal or “ABSTAIN” from voting on the proposal. Approval of Sterling Bank Proposal II requires the affirmative vote of at least two-thirds of the issued and outstanding shares of Sterling Bank’s common stock eligible to be voted at the annual meeting. Abstentions and broker non-votes will have the effect of a vote against Sterling Bank Proposal II. As of the record date, directors and executive officers of Sterling Bank beneficially owned approximately 19% of Sterling Bank’s common stock. These persons have signed a voting agreement with Farnsworth agreeing to vote these shares “FOR” the Reorganization.

With respect to Sterling Bank Proposal III, approval of the 2006 Employee Stock Option Plan, a shareholder may vote “FOR” the proposal, “AGAINST” the proposal or “ABSTAIN” from voting on the proposal. Approval of Sterling Bank Proposal III requires the affirmative vote of at least two-thirds of the issued and outstanding shares of Sterling Bank’s common stock eligible to be voted at the annual meeting. Abstentions and broker non-votes will have the effect of a vote against Sterling Bank Proposal III.

With respect to Sterling Bank Proposal IV, authority to postpone or adjourn meeting, a shareholder may vote “FOR” the proposal, “AGAINST” the proposal or “ABSTAIN” from voting on the proposal. Approval of Sterling Bank Proposal IV requires the affirmative vote of the majority of votes cast regardless of whether a quorum is present.

Concerning any other matters that may properly come before the annual meeting, unless otherwise required by law, all such matters shall be determined by a majority of votes cast affirmatively or negatively without regard to (i) broker non-votes or (ii) proxies marked “ABSTAIN” as to that matter.

You may revoke your proxy at any time prior to its exercise at the meeting by:

• writing to R. Scott Horner and notifying him that you wish to revoke your written proxy,

• properly completing, signing and returning to us another proxy that is dated after any proxy or proxies previously granted by you, or

• attending the meeting and voting in person.

All written notices of revocation and other communications about your proxy should be addressed to Sterling Bank as follows:

Sterling Bank
3100 Route 38
Mount Laurel, New Jersey 08054
Attention R. Scott Horner, Corporate Secretary

All notices of revocation of proxies must be received as originals sent by hand delivery, U.S. mail or overnight courier. You may not revoke your proxy by sending your written notice by any other means, including facsimile, telex or any form of electronic communication.

Solicitation of Proxies. The cost of soliciting proxies for the annual meeting of the shareholders will be borne by Sterling. Sterling Bank will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Sterling Bank’s common stock. In addition to solicitations by mail, directors, officers, and regular employees of Sterling Bank may solicit proxies personally or by telephone without additional compensation. Sterling Bank has engaged D. F. King & Co., Inc. to act as a proxy solicitor in connection with the annual meeting, and the anticipated cost of this engagement is approximately $25,000.

GENERAL INFORMATION RELATING TO THE FARNSWORTH SPECIAL MEETING

Introduction and Purpose of Special Meeting

Farnsworth is furnishing this joint proxy statement/prospectus to its shareholders in connection with the solicitation of proxies by the Board of Directors of Farnsworth to be used at the special meeting of shareholders which will be held at the Days Inn, Route 206, Bordentown, NJ, on December 18, 2006 at 10:00 a.m. and at any adjournments or postponements thereof. In addition, the Holding Company is furnishing this joint proxy statement/prospectus to the shareholders of Farnsworth as its prospectus in connection with the offering and issuance of shares of its common stock in the Merger.

At the special meeting, Farnsworth shareholders will consider and vote upon the proposal to approve the Merger Agreement pursuant to which Farnsworth will merge with and into the Holding Company, with the result that each share of Farnsworth stock will be converted, at the election of the holder, subject to the proration and allocation procedures described below under “Farnsworth Proposal I—Approval of The Merger—The Merger Agreement—Election Procedures,” into $27.50 in cash, 2.3625 shares of Holding Company (or Sterling Bank) common stock, or a combination thereof on the basis described in this joint proxy statement/prospectus. The Merger Agreement is attached to this joint proxy statement/prospectus as Appendix G. For a description of the Merger and the terms of the Merger Agreement, see “Farnsworth Proposal I—Approval of The Merger.” You will also be asked to vote in favor of a proposal to adjourn the meeting, if necessary, to solicit additional proxies. See “Farnsworth Proposal II—Adjournment.”

Voting Securities, Record Date and Quorum.

Record Date. The Board of Directors of Farnsworth has fixed the close of business on November 6, 2006 as the record date for the determination of those shareholders who are entitled to notice of, and to vote at, the special meeting and any postponement or adjournment thereof. Farnsworth had approximately 650,530 shares of common stock outstanding at the close of business on the record date.

Quorum. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast at the special meeting, or approximately 325,266 shares, constitutes a quorum for the special meeting. Abstentions and broker non-votes (i.e., shares for which a broker indicates on the proxy that it does not have discretionary authority as to such shares to vote on such matter) are not counted as votes cast on any matter to which they relate but are counted in determining the presence of a quorum.

Voting Rights and Votes Required

Each share of Farnsworth common stock is entitled to one vote on every matter to be considered at the special meeting. Approval of the Merger and the adjournment proposal require the affirmative vote of the majority of the votes cast at the special meeting.

As of the close of business on the record date, Farnsworth’s directors and executive officers and their affiliates were entitled to vote approximately 170,110 shares of Farnsworth common stock, which represents approximately 26% of the shares of Farnsworth common stock issued and outstanding on that date. Each of the Farnsworth directors and executive officers has executed an affiliate and voting agreement with Sterling Bank and the Holding Company in which he agreed to vote the shares of Farnsworth common stock owned by him “FOR” the proposal to approve the Merger at the special meeting.

Voting at the Special Meeting; Proxies

Shareholders of record can vote in person at the meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee in order to vote in person at the meeting. If you wish to vote on the Merger proposal you may either attend the meeting and vote your shares of Farnsworth common stock in person, or you may appoint the Farnsworth board of directors to act as your proxy and they will vote your shares at the meeting in accordance with your instructions. If you wish to vote your shares by way of a proxy, please complete, sign and date the proxy card enclosed with this document and mail it to Farnsworth in the enclosed envelope. If you properly complete a proxy and Farnsworth receives the proxy before or at the meeting, your shares of Farnsworth common stock will be voted in accordance with the voting instructions you completed on the proxy. If you grant a proxy by signing and returning to Farnsworth the enclosed proxy card without completing the voting instructions, your shares of Farnsworth common stock will be voted “FOR” the proposal to approve the Merger and “FOR” the proposal to approve the adjournment, if necessary.

Farnsworth's board of directors does not know of any matters to be presented for consideration at the meeting other than the proposal to approve the Merger Agreement and the proposal to adjourn the meeting if necessary to solicit additional proxies. If any other matters properly come before the meeting for consideration, it is the intention of the board of directors to vote the shares of Farnsworth common stock in accordance with their best judgment with respect to such other matters.

        You may revoke your proxy at any time prior to its exercise at the meeting by:

• writing to Charles Alessi and notifying him that you wish to revoke your written proxy,

• properly completing, signing and returning to us another proxy that is dated after any proxy or proxies previously granted by you, or

• attending the meeting and voting in person.

All written notices of revocation and other communications about your proxy should be addressed to Farnsworth as follows:

Farnsworth Bancorp, Inc.
789 Farnsworth Avenue
Bordentown, New Jersey 08505
Attention: Charles Alessi, Corporate Secretary

All notices of revocation of proxies must be received as originals sent by hand delivery, U.S. mail or overnight courier. You may not revoke your proxy by sending your written notice by any other means, including facsimile, telex or any form of electronic communication.

If you grant a proxy by completing, signing and returning the enclosed proxy card, you are not prevented from attending the special meeting and voting in person. However, your attendance at the meeting will not by itself revoke a proxy that you have previously granted; you must also vote in person at the meeting. If you instructed your broker to vote your shares of Farnsworth common stock, you must contact your broker and follow your broker’s directions in order to change your vote.

Participants in the Peoples Savings Bank Employee Stock Ownership Plan

Participants in the Peoples Savings Bank Employee Stock Ownership Plan will receive a voting instruction form that reflects all shares he or she may vote under the Plan. Under the terms of the Plan, all shares held in the ESOP are voted by the plan trustee but each participant in the ESOP may direct the trustee as to how to vote the shares allocated to his or her ESOP account. Where properly executed instructions are returned to the plan trustee with no specific instruction on how to vote at the meeting, the plan trustee will vote “FOR” approval of the Merger Agreement and “FOR” the approval of the adjournment proposal. The trustee will vote allocated shares for which no timely voting direction is received and unallocated ESOP shares as directed by the ESOP Committee, subject to the fiduciary duties of such trustee. The deadline for returning your voting instructions to the plan trustee is December 13, 2006.

Solicitation of Proxies

This proxy solicitation of Farnsworth shareholders is being made by Farnsworth’s Board of Directors. The cost of solicitation of proxies from Farnsworth shareholders will be borne by Farnsworth. Proxies may also be solicited personally or by telephone, fax, or telegraph by Farnsworth’s directors, officers, and employees, without additional compensation. Farnsworth will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy soliciting materials to the beneficial owners of shares of Farnsworth common stock.

STERLING BANK PROPOSAL I — ELECTION OF DIRECTORS
General

The bylaws of Sterling Bank provide that the Board of Directors shall consist of not less than five nor more than 25 directors, with the exact number fixed by the Board of Directors. The Board of Directors currently consists of 12 members.

The bylaws require that shareholder nominations for directors to be elected at the annual meeting must be submitted in writing to the President of Sterling Bank not later than the close of business on the fourteenth day immediately preceding the date of the annual meeting. Directors serve for a term of one year and until their successors are duly elected and qualified. Each nominee is currently a member of the Board of Directors. Each director has consented to being named as a nominee for director of Sterling Bank and has agreed to serve if elected.

Proxies solicited by the Board of Directors will be voted for the election of each of the named nominees, unless otherwise specified. If any of the nominees are unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute (if any) as the Board of Directors may recommend or the size of the Board may be reduced to eliminate the vacancy. At this time, the Board of Directors knows of no reason why any of the nominees might be unavailable to serve. The vote of a plurality of the shares cast at the annual meeting is necessary to elect each of the nominees for director.

Recommendation of Sterling Bank Board of Directors

The Sterling Bank Board of Directors recommends a vote “FOR” the election as Directors of the nominees set forth below.

The following table sets forth certain information concerning the nominees for election to the Board of Directors:

Name	Director Since	Position Held With Us
S. David Brandt, Esq. (1) (2) (4)	1990	Director
Jeffrey Dubrow (6)	1990	Director
A. Theodore Eckenhoff (1) (2) (3) (4) (5) (6)	1990	Chairman of the Board, Director
Benjamin D. Goldman (4)	2002	Director
R. Scott Horner (5) (6)	1998	Executive Vice President and Chief Financial Officer, Director
James L. Kaltenbach, M.D. (1) (3) (5) (6)	1992	Director
Robert H. King (1) (2) (5) (6)	1993	President and Chief Executive Officer, Director
Howard E. Needleman (1) (2)	1990	Vice-Chairman, Director
Luis G. Rogers (2) (5) (6)	2001	Director
Ronald P. Sandmeyer (1) (2) (3)	1990	Director
Jeffrey P. Taylor (1) (3) (4) (6)	1990	Director
James W. Yoh, PhD. (1) (3) (5) (6)	2001	Director
_________________________________
(1)    Executive Committee
(2)    Loan Committee
(3)    Audit Committee
(4)    Personnel Committee
(5)    Asset/Liability Management and Investment Committee
(6)    Community Reinvestment Committee

Biographical Information

The principal occupation of, and certain other information about, each of Sterling Bank’s directors and executive officers is set forth below.

Directors

S. David Brandt, 71, an attorney, has been a partner at the law firm of Ballard Spahr Andrews & Ingersoll, LLP in Voorhees, New Jersey, since 2002. From 1971 until 2001, Mr. Brandt was a partner at the law firm of Brandt, Haughey in Moorestown, New Jersey. Mr. Brandt has been a member of Sterling Bank’s Board of Directors since 1990.

Jeffrey Dubrow, 45, has been President of Duco Corporation, a custom builder and developer, since 1983 and, since 1990, Mr. Dubrow has been the managing partner of Sibo Partners, an investment company, each of which is located in Moorestown, New Jersey. Since 2001, Mr. Dubrow has been owner of Duco Holdings LLC and since 2003 he has been owner of Mansfield Land Investment Corporation. Mr. Dubrow was the President of CPB Inc., an architectural millwork company located in Winslow, New Jersey, from 1995 until its sale in 2002. Mr. Dubrow has been a member of Sterling Bank’s Board of Directors since 1990.

A. Theodore Eckenhoff, 68, has been self-employed as a farmer since 2002. From 1982 until 2002, Mr. Eckenhoff was President and Chief Executive Officer of Eckenhoff Buick in Cherry Hill, New Jersey. Mr. Eckenhoff has been a member of Sterling Bank’s Board of Directors since 1990.

Benjamin D. Goldman, 60, has served as Vice-Chairman of the Board of Directors of Orleans Homebuilders, Inc. since 1998. From May 1992 until April 1998, Mr. Goldman served as President and Chief Operating Officer of Orleans Homebuilders, Inc. Mr. Goldman has been a member of Sterling Bank’s Board of Directors since 2002.

R. Scott Horner, 55, has been our Executive Vice President and Chief Financial Officer since 1997 and a member of Sterling Bank’s Board of Directors since 1998.

James L. Kaltenbach, M.D., 63, is a physician and has been a principal of South Jersey Pediatric Associates since January 1982 and a member of Sterling Bank’s Board of Directors since 1992.

Robert H. King, 59, has served as our President and Chief Executive Officer and as a member of Sterling Bank’s Board of Directors since 1993.

Howard E. Needleman, 66, has been President of Needleman Management Company, a real estate management company in Cherry Hill, New Jersey, since 1984. Mr. Needleman has been a member of Sterling Bank’s Board of Directors since 1990.

Luis G. Rogers, 64, has been President of Lease Group Resources in Mt. Holly, New Jersey since 1986 and a member of Sterling Bank’s Board of Directors since 2001.

Ronald P. Sandmeyer, 76, has served as Chairman of the Board of Sandmeyer Steel Company in Philadelphia, Pennsylvania since 1998 and has been a member of Sterling Bank’s Board of Directors since 1990.

Jeffrey P. Taylor, 58, has served as City Engineer/Director, City of Burlington, New Jersey since February of 2005. From 1997 until January 2005, Mr. Taylor served as President of Environmental Resolutions, Inc., an engineering consulting firm in Mount Laurel, New Jersey. Mr. Taylor has been a member of Sterling Bank’s Board of Directors since 1990.

James W. Yoh, PhD., 49, has been President and Chief Executive Officer of Galaxy Technology LLC since June 2004. From 1988 until July 2005, Mr. Yoh also served as President and Chief Executive Officer of Galaxy Scientific Corporation. Dr. Yoh has been a member of Sterling Bank’s Board of Directors since 2001.

Executive Officers (who are not also directors)

John Herninko, 57, has been a Senior Vice President of Sterling Bank since 1997 and Sterling Bank’s Senior Loan Officer since 1995.

Theresa S. Valentino Congdon, 48, has been a Senior Vice President and Senior Retail Officer of Sterling Bank since April 2001. From September 1990 to April 2001, Ms. Valentino Congdon served as one of Sterling Bank’s Vice Presidents, concentrating in both the commercial and consumer lending areas.

Meetings and Committees of the Board

During 2005, Sterling Bank’s Board of Directors held 11 regular meetings. Sterling Bank does not have standing compensation or nominating committees. Instead, all independent members of Board of Directors perform the function of a nominating committee, as more fully described below. Established committees of the Board of Directors are the Executive Committee, Audit Committee, Personnel Committee, and Asset/Liability Management and Investment Committee. In addition, the Board has established the Loan Committee and Community Reinvestment Committee, each of which consists of members of the Board and senior management, and has created ad-hoc committees from time to time for particular purposes.

No director attended fewer than 75% of the total meetings of the Board of Directors and committees on which such director served during the year ended December 31, 2005, other than Director Brandt, who attended 71% of the meetings.

Audit Committee. The Audit Committee presently consists of Directors Taylor (Chair), Eckenhoff, Kaltenbach, Sandmeyer, and Yoh. All members of the Audit Committee are “independent” as such term is defined under the rules of the Nasdaq Capital Market. The Audit Committee assists the Board of Directors in fulfilling its oversight of the audit and integrity of Sterling Bank’s financial statements; the qualifications, independence and performance of Sterling Bank’s independent auditor; the adequacy and effectiveness of Sterling Bank’s accounting, auditing and financial reporting processes; and Sterling Bank’s compliance with legal and regulatory requirements. The duties of the Audit Committee include the selection and appointment of Sterling Bank’s independent auditor, and meeting with Sterling Bank’s independent auditor, with and without management present, to discuss the conduct of its audit and the overall integrity of Sterling Bank’s accounting, auditing, and financial reporting processes. The Board of Directors of Sterling Bank has determined that Sterling Bank does not have an “audit committee financial expert” (as defined in regulations adopted under the Securities Exchange Act of 1934) serving on the Audit Committee. However, the Board believes that the members of the Audit Committee collectively possess all of the attributes of an audit committee financial expert. The Board also believes that the substantial financial and business experience and knowledge of the members of the Audit Committee are sufficient to enable the Audit Committee to properly perform all of its duties and responsibilities. The Board of Directors has adopted a written charter for the Audit Committee, which is reviewed annually by the Audit Committee. The Audit Committee meets on a regular basis at least quarterly; it met 12 times during the year ended December 31, 2005.

Nomination of Directors. Pursuant to New Jersey banking law, the directors of Sterling Bank serve one-year terms. Of the 12 current members of the Board of Directors, ten members are “independent” under the definition set forth in applicable Nasdaq listing requirements. The Board of Directors does not have a standing nominating committee and all independent directors of Sterling Bank perform the function of the nominating committee to select persons to be nominated to serve as directors of Sterling Bank and to fill any vacancies of the Board of Directors. All nominees for directors of Sterling Bank made by the Board must be recommended to the Board by a majority of independent directors of the Board.

The Board of Directors of Sterling Bank met in January 2006 in connection with the nomination of directors for election to the Board.

At its annual reorganization meeting, the Board of Directors reviews all authority and committees of the Board. As part of its ongoing strategic planning process, the Board of Directors at least annually reviews the composition of the Board and the strengths and skills that each member brings to the Board.

Under state and federal banking law, the directors of Sterling Bank are subject to extensive scrutiny. In addition, state banking law requires directors to maintain a minimum ownership level in Sterling Bank’s common stock. While all director candidates must satisfy strong ethical standards, there are no express minimum qualifications for director candidates. Historically, Sterling Bank has considered the following criteria in connection with the evaluation of director candidates:

• how their service as a director will benefit Sterling Bank;
• how they are expected to interact with the full Board of Directors and management;
• whether the director candidates come from Sterling Bank’s market areas; and
• the extent of their business leadership and local community involvement.

In addition, since Sterling Bank’s inception, share ownership also has been a significant factor in selecting candidates for director.

The Board of Directors will consider director nominees recommended by shareholders in accordance with the procedures set forth in Sterling Bank’s bylaws. Under Sterling Bank’s bylaws, shareholder nominations are required to be made in writing and delivered or mailed to the President of Sterling Bank not later than 14 days prior to the meeting at which directors are to be elected. The notification must include:

● the name and address of each proposed nominee;
● the principal occupation of each proposed nominee;
● the name and residence address of the shareholder; and
● the number of shares of stock owned by the shareholder.

Candidates nominated by shareholders must meet all regulatory qualifications as well as conditions for coverage under Sterling Bank’s insurance policies. Shareholder nominees will be evaluated on the basis of the same criteria that all other director nominees are evaluated.

Historically, the Board of Directors has acted as a group to identify individuals who could be considered as viable Board members. When an individual director identifies a potential candidate he is encouraged to bring that individual’s name to the full Board of Directors for consideration. Sterling Bank has not engaged a third party or parties to identify or evaluate or assist in evaluating potential nominees for directorship.

Policies Regarding Communications with the Board of Directors and Director Attendance at Annual Meetings

Shareholders wishing to communicate with the Board of Directors of Sterling Bank are welcome to contact the Board by sending such communication to Robert H. King, President and Chief Executive Officer. All shareholder communications will be brought to the attention of the full board unless the communication is a personal grievance, or is abusive, illegal or otherwise manifestly inappropriate.

The Board of Directors of Sterling Bank also adopted a formal policy encouraging Board attendance at annual meetings of shareholders. The bylaws provide that the annual meeting shall be held on the fourth Tuesday of April or such other date as may be determined by the Board of Directors. Eleven of the 12 members of the Board of Directors attended the 2005 annual meeting of shareholders.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS
 AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information, as of June 30, 2006, with respect to the beneficial ownership of shares of common stock of Sterling Bank by (i) each shareholder known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of common stock; (ii) each of Sterling Bank’s directors; (iii) each executive officer named in the Summary Compensation Table appearing below under “Director and Executive Officer Compensation;” and (iv) all executive officers and directors as a group. Except as indicated in the footnotes to the table, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock which they respectively beneficially own.

The address of each person who is one of Sterling Bank's executive officers or directors is 3100 Route 38, Mt. Laurel, New Jersey 08054.

	Number of Shares Beneficially Owned (1)	Percent of Bank Common Stock (1)
Certain Beneficial Owners:
Jeffrey P. Orleans (2)	386,520	8.10%
Wellington Management Company, LLP (3)	300,425	6.30%
Directors and Executive Officers:
S. David Brandt, Esq. (4)	29,745	*
Jeffrey Dubrow (5)	24,303	*
A. Theodore Eckenhoff (6)	81,476	1.71%
Benjamin D. Goldman (7)	94,526	1.98%
John Herninko (8)	38,122	*
R. Scott Horner (9)	61,320	1.28%
James L. Kaltenbach, M.D. (10)	40,400	*
Robert H. King (11)	148,647	3.11%
Howard E. Needleman (12)	104,754	2.20%
Luis G. Rogers (13)	17,534	0*
Ronald P. Sandmeyer (14)	129,410	2.71%
Jeffrey P. Taylor (15)	121,570	2.55%
Theresa S. Valentino Congdon (16)	25,113	*
James W. Yoh, PhD. (17)	10,415	*
All Directors and Executive Officers of Sterling Bank as a Group (14 persons) (18)	927,337	19.43%
___________________ *Less than one percent
(1)  Number and percent of outstanding shares are based on 5,037,572 outstanding shares of common stock as of June 30, 2006 (adjusted for stock dividend) and, which includes, in the case of each holder, all securities “beneficially owned” by an individual as determined in accordance with the regulations of the Securities and Exchange Commission and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power. A person is also deemed to beneficially own shares of common stock which such person does not own but has the right to acquire presently or within the next 60 days.

(2)    Based solely on information provided to us by the named beneficial owner, Jeffrey P. Orleans, One Greenwood Square, 3333 Street Road, Bensalem, Pennsylvania 19020. Mr. Orleans owns 279,000 shares directly and has voting and investment power over (i) 42,470 shares owned by Orleans Investment Land Associates, LP, a limited partnership of which Mr. Orleans owns 100% of the corporate general partner, and (ii) 65,050 shares owned by 16A Associates, LP, a limited partnership of which Mr. Orleans owns 100% of the corporate general partner. Mr. Orleans is the Chairman and Chief Executive Officer of Orleans Homebuilders, Inc., a company of which Benjamin D. Goldman serves as the Vice-Chairman of the Board. Mr. Orleans disclaims beneficial ownership of shares that Mr. Goldman beneficially owns.

(3)    Information provided by Schedule 13G under the Securities Exchange Act of 1934 filed by the named beneficial owner, Wellington Management Company, LLP, 75 State Street, Boston, MA 02109 in its capacity as investment advisor, are owned of record by clients of Wellington Management. Wellington Management has shared power to vote on 213,989 shares and shared power to dispose of all 300,425 shares.

(4)    Includes 4,051 shares held by Mr. Brandt’s wife, 2,643 shares held by Mr. Brandt in an Individual Retirement Account and an option to purchase 6,566 shares.

(5)    Includes 772 shares held by Mr. Dubrow as custodian for his child, 1,456 shares held in an Individual Retirement Account and an option to purchase 6,566 shares.

(6)    Includes 7,097 shares held by Mr. Eckenhoff’s wife, 7,751 shares held in an Individual Retirement account, and an option to purchase 6,566 shares.

(7)    Includes an option to purchase 2,186 shares. Mr. Goldman serves as the Vice-Chairman of the Board of Orleans Homebuilders, Inc., a company of which Jeffrey P. Orleans is the Chairman and Chief Executive Officer. Mr. Goldman disclaims beneficial ownership of shares that Mr. Orleans beneficially owns.

(8)    Includes 1,263 shares held in an Individual Retirement Account and an option to purchase 33,755 shares.

(9)    Includes 19,489 shares held jointly with Mr. Horner’s wife, 4,972 shares held in an Individual Retirement Account and an option to purchase 36,859 shares.

(10)    Includes 33,154 shares held in an Individual Retirement Account, 680 shares held by Dr. Kaltenbach’s wife, and an option to purchase 6,566 shares.

(11)    Includes 41,483 shares held jointly with Mr. King’s wife and an option to purchase 107,164 shares.

(12)    Includes 2,712 shares held by Mr. Needleman’s wife, 16,202 shares held in an Individual Retirement Account, 2,315 shares held by Needleman & Co. in an Individual Retirement Account in which Mr. Needleman has voting and investment power, and an option to purchase 6,566 shares.

(13)    Includes 150 shares held by Justice for All People, a nonprofit organization of which Mr. Rogers is the executive director, and an option to purchase 2,186 shares.

(14)    Includes 31,080 shares held by Mr. Sandmeyer’s wife as custodian for their grandchildren, 41,350 shares held jointly with his wife and an option to purchase 6,566 shares.

(15)    Includes 49,176 shares held by Mr. Taylor’s wife, 347 shares held by Mr. Taylor’s wife as custodian for their son, 11,083 held in an Individual Retirement Account, and an option to purchase 6,566 shares.

(16)    Includes 694 shares held as custodian for Ms. Valentino Congdon’s son and an option to purchase 24,650 shares.

(17)    Includes an option to purchase 2,186 shares.

(18)    Includes 256,498 shares subject to option.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Directors’ Compensation

For each regular meeting of Sterling Bank’s Board of Directors attended in person, each member will receive $500. Members of the committees of Sterling Bank’s Board of Directors receive $400 for attendance at each committee meeting. In addition, a quarterly retainer is paid to each director as follow: the Board Chairman and the Audit Committee Chairman each receive $1,250; Audit Committee members each receive $1,000; and all other directors each receive $750.

Directors’ fees are not paid to any director who is also an employee of Sterling Bank. Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with attendance at meetings of Sterling Bank’s Board of Directors and committees of the Board. No other compensation was paid to directors in 2005.

Executive Compensation

The following table sets forth summary information regarding compensation paid or accrued by Sterling Bank for services during fiscal years 2005, 2004 and 2003 to Sterling Bank’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Senior Vice President and Senior Loan Officer, and Senior Vice President and Senior Retail Officer (the “Named Executive Officers”). Sterling Bank did not have any other executive officer whose salary and bonus during any of the years ended December 31, 2005, 2004 and 2003 exceeded $100,000.

Summary Compensation Table
		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities underlying Stock Option Grants	All Other Compensation (1)
Robert H. King,	2005	$199,793	$43,106	$0	22,050	$4,627
President and Chief	2004	$193,128	$21,400	$0	57,881	$4,168
Executive Officer	2003	$192,425	$20,600	$0	1,376	$5,092

R. Scott Horner,	2005	$123,708	$31,390	$0	2,756	$3,573
Executive Vice President	2004	$118,982	$10,903	$0	8,269	$3,466
and Chief Financial Officer	2003	$115,071	$10,000	$0	6,007	$2,976

John Herninko,	2005	$124,421	$30,444	$0	2,756	$3,695
Senior Vice President	2004	$119,644	$10,335	$0	8,269	$3,762
and Senior Loan Officer	2003	$115,786	$10,000	$0	6,007	$3,587

T. S. Valentino Congdon,	2005	$93,201	$22,043	$0	2,756	$2,783
Senior Vice President	2004	$90,079	$7,885	$0	8,269	$2,698
and Senior Retail Officer	2003	$88,323	$7,677	$0	6,007	$2,864
_______________
(1)  Represents employer contributions to Sterling Bank’s 401(k) plan.

In 2004, Sterling Bank adopted an incentive compensation plan for selected executives of Sterling. Each executive officer and some other senior officers participate in the incentive plan. Awards under the incentive plan are based on a series of criteria which are established annually by the Board of Directors. Awards are, however, subject to the discretion of the Board of Directors. The maximum cash incentive that any named executive officer may receive under the incentive plan is 30 percent of the individual's annual salary. The performance goals consist of targets for growth in total deposits; growth of pre-taxed income; and a qualitative assessment of the individual's contributions during the annual period of the review. Each assessment area is weighted as 33% of the formula. The annual assessments are completed during the first quarter of the year and considers the progress of Sterling Bank and the individual during the previous annual period. The Personnel Committee of the Board of Directors, consisting of independent directors,  is responsible to the Board for administration of the program. The established criteria includes limiting factors which would preclude awards during a specific period. Included among the limiting factors would be if the overall CAMELS rating of Sterling Bank falls below designated acceptable levels, or if pre-tax income declines from the prior year. In such cases, no incentive will be paid to the participants, and the program would be suspended until a return to acceptable operating levels developed. An additional limiting factor would be if the capital to asset ratio falls below 6%, then the growth goal component of the incentive compensation formula will not have been satisfied. All awards under the incentive plan are paid in cash in a lump sum payment.

Employment/Change-in-Control Agreements

Sterling Bank has entered into an employment agreement with Mr. King effective January 25, 2006, for a term of three years (“Term of Employment”) and extending daily until Mr. King reaches the age of 65. The agreement provides for salary and benefits to be paid to Mr. King for services rendered as President and Chief Executive Officer. In addition, Sterling Bank may terminate Mr. King’s employment without Cause (as defined in the agreement), or Mr. King may terminate his employment with Good Reason (as defined in the agreement) with 30 days written notice by either party. If Sterling Bank terminates Mr. King’s employment without Cause or if Mr. King terminates his employment with Good Reason, Sterling Bank shall pay Mr. King an amount equal to three times his highest annualized base salary during the Term of Employment plus an average of the annual bonuses paid to him during the three years preceding the year of termination. This amount shall be paid over a three period in 36 equal monthly installments. In addition, Mr. King shall receive a continuation of any welfare benefits he would be participating in at the time of termination for a period of three years. The above payments of salary, bonus and continuation of benefits also apply in the event of a “change in control”, except that Mr. King has 180 days from a change in control event to terminate his employment. If a “change in control” as defined in Mr. King’s employment agreement were to have occurred on June 30, 2006, Mr. King would have been entitled to receive approximately $709,000 in the aggregate, plus continuation of his welfare benefits he was receiving from Sterling Bank, if his employment had been terminated without Cause or if he terminated it with Good Reason.

Sterling Bank has also entered into change-in-control agreements with Mr. Horner, Mr. Herninko and Ms. Valentino Congdon, which provides for their employment for a term of 18 months (“Term of Employment”) from the date of any change in control at their then base salary and with benefits at least comparable to those received by them prior to the change in control. This agreement also provides that within 30 days of any change in control, they may elect to terminate their employment, but shall be entitled to receive 66% of their base salary and the same benefits for the balance of the Term of Employment. If they should die during the Term of Employment following any such termination, Sterling Bank shall pay to his executors, administrators or personal representatives a lump sum in cash equal to the aggregate amount of the remaining salary payments for the Term of Employment. A “change in control” is defined in the agreement to mean a consolidation or merger of Sterling Bank, in which Sterling Bank is not the continuing or surviving entity; any sale, lease, exchange or other transfer of substantially all of Sterling Bank’s assets; or any person or group (not including present members of the Board of Directors) becoming the beneficial owner of 25% or more of Sterling Bank’s outstanding voting securities. If a “change in control” were to have occurred on June 30, 2006 and Mr. Horner, Mr. Herninko and Ms. Valentino Congdon had each elected to terminate their employment with Sterling Bank, they would have been entitled to received $122,000, $122,000 and $93,000, respectively, under these agreements, plus a continuation of their existing benefits as noted.

Stock Options

The following table sets forth certain information concerning the grant of options to the Chief Executive Officer and other Named Executive Officers in fiscal 2005.

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/sh)	Expiration Date
Robert H. King	21,050	34.22%	$ 9.14	3/22/15
R. Scott Horner	2,756	4.28%	$ 9.14	3/22/15
John Herninko	2,756	4.28%	$ 9.14	3/22/15
Theresa S. Valentino Congdon	2,756	4.28%	$ 9.14	3/22/15
____________________
(1)  On December 31, 2005, the Board of Directors approved the acceleration of vesting of all remaining stock options held by Sterling Bank’s employees, including those granted in fiscal 2005. An aggregate of 99,627 stock options were accelerated. The Board of Directors determined that the acceleration was in the best interests of Sterling Bank and its shareholders because it reduced compensation expense that Sterling Bank would otherwise be required to record in future periods due to the application of Financial Accounting Standards Board Statement No. 123 “Share-Based Payment (Revised 2004).” See Note 1 to Sterling Bank’s Consolidated Audited Financial Statements. The options have an exercise price equal to the fair market value of the common stock on the date of grant.

The following table summarizes the value realized upon exercise of outstanding stock options during fiscal 2005 and the value of the outstanding options held by the Chief Executive Officer and Named Executive Officers.

Aggregated Stock Option Exercises in 2005 and Year-End Stock Option Values
			Number of Securities Underlying Unexercised Stock Options at Year-End 2005(2)		Value of Unexercised in the Money Stock Options at Year-End 2005(1)(2)
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert H. King	—	$—	107,164	—	$353,014	$—
R. Scott Horner	—	$—	36,859	—	$135,397	$—
John Herninko	2,956	$13,066	33,756	—	$119,138	$—
T. S. Valentino Congdon	—	$—	32,437	—	$91,646	$—

(1)            Computed by multiplying the number of in the money stock options by the difference between (i) $11.90, the closing price per share of the common stock on December 31, 2005 and (ii) the option exercise price per share.
(2)           As previously stated, on December 31, 2005, the Board of Directors approved the acceleration of vesting of all remaining stock options held by Sterling Bank’s employees, including those granted in fiscal 2005.

Certain Transactions

Sterling Bank has had, and expects in the future to have, banking transactions in the ordinary course of business with its directors and executive officers (and their associates). All loans by Sterling Bank to such persons (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features.

As of December 31, 2005, Sterling Bank had total loans and loan commitments outstanding to directors and their affiliates of approximately $7.3 million and no loans outstanding to executive officers.

Sterling Bank believes that all such transactions were on terms at least as favorable to us as we would have received in transactions with an unrelated party.

Equity Compensation Plan Information

The following table sets forth information regarding Sterling Bank’s equity compensation plans as of December 31, 2005:

Plan Category	Number of shares of common stock to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding options reflected in column (a)) (c)
Equity compensation plans approved by shareholders	404,077	$8.55	126,017
Equity compensation plans not approved by shareholders	Not applicable	Not applicable	Not applicable
Total	404,077	$8.55	126,017

STERLING BANK PROPOSAL II — THE HOLDING COMPANY REORGANIZATION

General

Sterling Bank’s Board of Directors has formed the Holding Company, a business corporation organized under the New Jersey Business Corporation Act. Sterling Bank and the Holding Company have entered into a Plan of Acquisition as permitted by the New Jersey Banking Act. Under the terms of the Plan, each share outstanding of Sterling Bank common stock will be exchanged for one share of Holding Company common stock. The Plan must be approved by the Commissioner of Banking and Insurance of New Jersey and by the FRB.

If the Plan is approved by Sterling Bank’s shareholders, and assuming Sterling Bank receives the necessary regulatory approvals, Sterling Bank will become the wholly-owned subsidiary of the Holding Company, the shareholders of Sterling Bank will become the shareholders of the Holding Company, and Sterling Bank will continue its business substantially unchanged under the same management. These arrangements are sometimes referred to in this joint proxy statement/prospectus as the “Reorganization.”

If all the terms and conditions of the Plan have been satisfied, Sterling Bank’s Board of Directors intends that the Plan will become effective on the fifth business day following the annual meeting, which will be referred to as the Effective Time. The descriptions of the Plan set forth in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of the Plan, a copy of which is attached to this joint proxy statement/prospectus as Appendix A.

The Holding Company has also entered into an Agreement and Plan of Merger, which is referred to in this joint proxy statement/prospectus as the “Merger Agreement” whereby Farnsworth Bancorp, Inc. will be merged with and into the Holding Company if the Reorganization is completed and the Merger is approved by Farnsworth’s shareholders. For a complete description of the Merger Agreement see “Farnsworth Proposal I—Approval of The Merger.” The descriptions of the Merger set forth in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this joint proxy statement/prospectus as Appendix G.

Reasons for the Holding Company Reorganization

Sterling Bank’s Board of Directors believes that the implementation of the Reorganization will provide greater flexibility in financing and a more favorable corporate structure for business growth.

The Holding Company structure also affords more flexibility for expansion beyond Sterling Bank’s traditional banking business and for geographic expansion outside of New Jersey. There are no present plans for such expansion other than to continue the activities of Peoples Financial Services.

The Holding Company’s certificate of incorporation authorizes 15,000,000 shares of common stock and 10,000,000 shares of preferred stock. No preferred stock will be issued in connection with the Reorganization. The authorized but unissued shares of Holding Company common and preferred stock will be available for issuance from time to time by action of the Board of Directors of the Holding Company to raise additional capital, for authorized acquisitions, and for other corporate purposes without further action by the shareholders of the Holding Company unless otherwise required by law or Nasdaq listing requirements. With the exception of the Merger, there are no present plans for the issuance of such shares. The Holding Company will also have the authority to incur indebtedness and to advance the proceeds to Sterling Bank as debt or as a contribution to Sterling Bank’s equity capital.

The New Jersey Business Corporation Act will govern the Holding Company’s corporate organization and is less restrictive in various respects than the New Jersey Banking Act. For example, an amendment of the certificate of incorporation or a merger under the New Jersey Banking Act requires the approval of shareholders holding two-thirds of the outstanding stock. Under the New Jersey Business Corporation Act, such actions, to the extent shareholder approval is even necessary, require the approval of a majority of the votes cast by shareholders entitled to vote. See “—Comparison of Shareholders’ Rights.”

Description of the Reorganization

Upon shareholder approval and adoption of the Plan, the Reorganization will be accomplished as follows:

1. Upon the Effective Time, each outstanding share of Sterling Bank’s common stock shall be deemed to have been acquired by the Holding Company in exchange for one share of Holding Company common stock, and the holders of the then issued and outstanding shares of Sterling Bank’s common stock, except shareholders who exercise dissenters’ rights, shall, without any further action on their part or on the part of the Holding Company, automatically and by operation of law cease to own such shares of Sterling Bank and shall instead become owners of one share of Holding Company common stock for each share of Sterling Bank’s common stock theretofore held by them.

2. Upon or immediately after the Effective Time, Sterling Bank shall notify all shareholders of the procedure by which certificates representing shares of Sterling Bank’s common stock may be exchanged for certificates of Holding Company common stock. Sterling Bank’s transfer agent, Stock Trans, Inc., shall act as exchange agent in effecting the exchange of certificates. After receipt of such notification, each holder shall be obligated to surrender the certificates representing shares of Sterling Bank common stock in exchange for certificates of Holding Company common stock as promptly as possible. Notwithstanding the foregoing, any shareholder not desiring to exchange his or her shares shall be entitled to dissenters’ rights as provided under the New Jersey Banking Act of 1948. See “—Rights of Dissenting Shareholders.”

The Board of Directors presently intends to cause the Holding Company to be initially capitalized with a nominal amount of cash. Future capitalization of the Holding Company will be dependent upon dividends declared by Sterling Bank based on future earnings and subject to regulatory requirements or the raising of additional capital by the Holding Company through a future issuance of securities, debt, or by other means. With the exception of the Merger, the Board of Directors has made no determination as to any future issuance of securities or debt at this time.

Each option for shares of Sterling Bank common stock outstanding immediately prior to the consummation of the Reorganization will be assumed by the Holding Company and become an outstanding option for an equal number of shares of Holding Company common stock for the same exercise price. All provisions of the applicable Sterling Bank stock option grants and plans will remain in full force and effect, except that each such stock option may be exercised only for the same number of shares of Holding Company common stock.

After the Reorganization, Sterling Bank will continue its existing business and operations as a wholly-owned subsidiary of the Holding Company. The consolidated capitalization, assets, liabilities, income, and financial statements of the Holding Company immediately following the Reorganization will be substantially the same as those of Sterling Bank immediately prior to consummation of the Reorganization. The corporate existence of Sterling Bank will continue unaffected and unimpaired by the Reorganization. The Reorganization will not result in a change in Sterling Bank’s directors, officers, or personnel. For information with respect to the management of the Holding Company see “Business of the Holding Company—Management.” After consummation of the Reorganization, Sterling Bank will be subject to regulation and supervision by regulatory authorities to the same extent as it is now. It is expected that Sterling Bank will pay the initial expenses of the Holding Company after consummation of the Reorganization, which expenses are expected to be nominal. For information with respect to the supervision and regulation of the Holding Company, see “Regulation of Sterling Bank and the Holding Company—Regulation of the Holding Company.”

In connection with the Reorganization, Sterling Bank has filed applications for approval to form a bank holding company with the Board of Governors of the Federal Reserve System, which we refer to as the FRB and with the New Jersey Department of Banking and Insurance. New Jersey law authorizes a New Jersey corporation and a state-chartered bank to enter into a plan of acquisition to exchange shares in Sterling Bank for shares in the Holding Company and requires that the Plan be approved by the affirmative vote of two-thirds of the outstanding shares of voting stock of Sterling Bank and that Sterling Bank’s shareholders be accorded dissenters’ rights of appraisal.

Effective Time

The Effective Time of the Reorganization will be the fifth business day following the satisfaction of all conditions to the Plan or such later date as may be specified by the Boards of Directors of the Holding Company and Sterling Bank. Upon the Effective Time, Sterling Bank will file a certification of the president of Sterling Bank that the Plan was approved at the meeting by the holders of at least two-thirds of the outstanding shares of Sterling Bank.

Exchange of Stock and Certificates

At the Effective Time, all of the shares of Sterling Bank common stock then issued and outstanding, other than shares held by dissenting shareholders, shall be deemed to have been acquired by the Holding Company in exchange for the issuance of an equal number of shares of Holding Company common stock; and all holders of shares of Sterling Bank common stock shall cease being shareholders of Sterling Bank and shall have only the right to receive one share of Holding Company common stock for each share of Bank common stock previously held by them.

As soon as reasonably practicable after the Effective Time, the Holding Company will cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the effective time evidenced outstanding shares of Sterling Bank common stock, other than dissenting shareholders, (i) a letter of transmittal which shall specify that the delivery shall be effected, and risk of loss and title to the certificate shall pass, only upon proper delivery of the certificate to the Holding Company and shall be in such form and have such other provisions as the Holding Company may reasonably specify, and (ii) instructions for use in effecting the surrender of the certificate in exchange for a certificate evidencing shares of Holding Company common stock. Upon surrender of a certificate together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such certificate shall be entitled to receive in exchange therefor (A) a certificate or certificates evidencing an equal number of shares of Holding Company common stock, and (B) any dividends or other distributions to which such holder is entitled under the Plan. In the event of a transfer of ownership of shares of Sterling Bank common stock which is not registered in the transfer records of Sterling Bank, a certificate evidencing the proper number of shares of Holding Company common stock may be issued to a transferee if the certificate evidencing such shares of Sterling Bank common stock is presented to the Holding Company, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each certificate, other than those held by dissenting shareholders, shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the same number of shares of Holding Company common stock.

Material Federal Income Tax Consequences

The following discussion summarizes material federal and state income tax consequences of the Reorganization to holders of Sterling Bank common stock. The discussion does not address all aspects of federal income taxation that may be relevant to particular shareholders and may not be applicable to shareholders who are not citizens or residents of the United States, or who will acquire their Holding Company common stock pursuant to the exercise or termination of employee stock options or otherwise as compensation, nor does the discussion address the effect of any applicable foreign, state, local or other tax laws, except as expressly set forth below. This discussion assumes that Bank shareholders hold their Bank common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  Each shareholder should consult his or her own tax advisor as to the particular tax consequences to him or her of the Reorganization, including the applicability and effect of foreign, state, local and other tax laws.

In the opinion of Dilworth Paxson LLP, counsel to the Holding Company, the Reorganization will, under current law, constitute a tax-free reorganization under Section 368(a) of the Code and the Holding Company and Sterling Bank will each be a party to the Reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel has relied upon written representations as to facts and covenants of the Holding Company and Sterling Bank. No ruling has been sought from the Internal Revenue Service as to the federal income tax consequences of the Reorganization, and the opinion of counsel is not binding on the Internal Revenue Service or any court.

As a tax-free reorganization, in counsel’s opinion, the Reorganization will have the following federal income tax consequences for the shareholders, Sterling Bank and the Holding Company:

1. No gain or loss will be recognized by holders of Sterling Bank common stock as a result of the exchange of such shares for shares of Holding Company common stock pursuant to the Reorganization. In addition, no gain or loss will be recognized for state income tax purposes as a result of such exchange for holders of Sterling Bank common stock that reside in New Jersey or Pennsylvania.

2. The tax basis of the shares of Holding Company common stock received by each shareholder of Sterling Bank will equal the tax basis of such shareholder’s shares of Sterling Bank common stock exchanged in the Reorganization.

3. The holding period for the shares of Holding Company common stock received by each shareholder of Sterling Bank will include the holding period for the shares of Sterling Bank common stock of such shareholder exchanged in the Reorganization.

4. Neither the Holding Company nor Sterling Bank will recognize gain or loss as a result of the Reorganization.

5. Dissenting shareholders of Sterling Bank who receive cash in lieu of Holding Company common stock will recognize gain or loss on receipt of such cash for federal and state income tax purposes. Generally, any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the tax basis of the shareholder’s Sterling Bank common stock.

Comparison of Shareholders’ Rights

The Holding Company is incorporated in New Jersey pursuant to the New Jersey Business Corporation Act, and Sterling Bank is a New Jersey bank formed under the New Jersey Banking Act. The rights of Sterling Bank shareholders are currently governed by the New Jersey Banking Act, Sterling Bank certificate of incorporation and Sterling Bank bylaws. Upon completion of the Reorganization, Sterling Bank shareholders will become Holding Company shareholders, and their rights will be governed by the New Jersey Business Corporation Act, the Holding Company certificate of incorporation and the Holding Company bylaws. The following is a summary of the material differences between the rights of holders of Holding Company common stock and the rights of holders of Sterling Bank common stock, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the New Jersey Business Corporation Act, the New Jersey Banking Act, the Holding Company certificate of incorporation, Sterling Bank certificate of incorporation, the Holding Company bylaws and Sterling Bank bylaws.

Authorized Capital Stock

Sterling Bank’s authorized capital stock consists of 15,000,000 shares of capital stock, at $2.00 par value per share. Sterling Bank currently has only common stock outstanding, but is permitted under New Jersey law to issue preferred stock if an amendment to the certificate of incorporation authorizing the issuance of preferred stock is approved by the holders of at least two-thirds of the outstanding shares of common stock.

The Holding Company’s authorized capital stock consists of 25,000,000 shares, of which 15,000,000 shares are common stock, $2.00 par value per share, and 10,000,000 shares are preferred stock, with no par value per share. No shareholder approval is required for the Holding Company to issue shares of preferred stock. Preferred stock, which possibly would represent an additional class of stock required to approve any proposed acquisition, may be issued from time to time without shareholder approval in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. Issuance of the preferred stock could adversely affect the relative voting rights of holders of the Holding Company’s common stock. In the event of a proposed merger, tender offer or other attempt to gain control of the Holding Company that the Board of Directors does not approve, it might be possible for the Board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock may be to deter a future non-negotiated takeover attempt. The Board has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board deems to be in the best interests of the shareholders. The preferred stock, none of which has been issued by the Holding Company, together with authorized but unissued shares of common stock, also could represent additional capital required to be purchased by the acquirer.

Dividends

The ability of Sterling Bank to pay dividends on its capital stock is restricted by applicable federal and state law. Although the Holding Company is not directly subject to these restrictions, such restrictions will indirectly affect the Holding Company because dividends from Sterling Bank will be the Holding Company’s primary source of funds for the payment of dividends to shareholders of the Holding Company. There are also restrictions on the Holding Company’s ability to pay dividends to its shareholders. New Jersey law provides that dividends may not be paid if it would cause the corporation to be unable to pay its debts as they become due in the normal course of business or if it would cause the corporation's total assets to be less than its total liabilities. For a full description of the ability of Sterling Bank and the Holding Company to pay dividends, see “Market Prices and Dividends—Dividends.”

Voting

No Cumulative Voting. Neither Sterling Bank nor the Holding Company permit cumulative voting in the election of directors.

Required Vote for Certain Business Combinations. An agreement of merger or plan of acquisition involving Sterling Bank requires the affirmative vote of holders of at least two-thirds of the shares of stock entitled to vote on the matter.

In general, any plan of merger or plan of consolidation involving the Holding Company will require the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote on the matter. However, if the Holding Company were the surviving corporation in a merger, approval of the shareholders is not required if (i) the plan of merger does not make an amendment of the certificate of incorporation of the Holding Company that would otherwise require shareholder approval; (ii) the shares outstanding immediately before the effectiveness of the merger are not changed by the merger; and (iii) the number of voting or participating shares outstanding after the merger, after giving effect to the merger, including shares issuable upon conversions of other securities or upon exercise of rights or warrants issued pursuant to the merger, will not exceed by more than 40% the number of voting and participating shares, as the case may be, of the Holding Company outstanding immediately prior to the merger.

Provisions Relating to Directors

Number of Directors. Sterling Bank and Holding Company Boards of Directors must consist of not less than five nor more than 25 directors with the exact number of directors to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any shareholders’ meeting. Both Sterling Bank’s Board of Directors and the Holding Company’s Board of Directors currently consist of 12 Directors. If the Merger is completed, then the Board of the Holding Company (or Sterling Bank if the Merger is not approved by Sterling Bank’s shareholders) will be expanded to include two Farnsworth shareholders.

Terms of Directors. The directors of Sterling Bank and of the Holding Company each serve one-year terms so that the entire Board of Directors of both Sterling Bank and the Holding Company must be elected each year.

Shareholder Nominations.  Sterling Bank’s bylaws provide that nominations for election to the Board of Directors, other than those made by the Board of Directors, must be made via written notice to the President of Sterling, not less than 14 days prior to any meeting of the shareholders called for the election of directors. Nominations not made in this manner may be disregarded by the Chairman of the meeting, at his discretion.

The bylaws of the Holding Company provide that all nominations, other than those made by the Board, must be made via written notice to the Secretary of the Holding Company not later than the latest date upon which shareholder proposals must be submitted for inclusion in the Holding Company’s proxy statement under the federal securities laws or, if no such rules apply, at least 90 days in advance of the preceding year’s annual meeting. If the election will be held via special meeting, the notice must be given at least 30 days prior to the printing of the Holding Company’s proxy materials or, if no such proxy materials are being distributed, at least the close of business on the fifth day following the date on which notice of such meeting is given to the shareholder.

Amendment of Governing Instruments

Sterling Bank’s certificate of incorporation may be amended upon the affirmative vote of holders of at least two-thirds of the stock entitled to vote. Sterling Bank’s bylaws may be amended, altered or repealed upon the vote of a majority of the entire Board of Directors at any Board meeting, subject to alteration or repeal by the shareholders at any meeting.

The Holding Company Board of Directors is authorized to amend the certificate of incorporation so as (i) to divide the authorized shares of preferred stock into series; (ii) to determine the designation and number of shares of any series; and (iii) to determine the relative voting, dividend, conversion, redemption, liquidation and other rights, preferences and limitations of the authorized shares of preferred stock. All other amendments to the Holding Company certificate of incorporation must be adopted by the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon. The Holding Company bylaws may be amended upon vote of a majority of the entire Board of Directors at any meeting of the Board of Directors but bylaws made by the Board of Directors may be altered or repealed and new bylaws adopted by the Holding Company shareholders by the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon.

Special Meetings of Shareholders

Special meetings of Sterling Bank shareholders may be called by Sterling Bank Board of Directors, Sterling Bank president or any three shareholders owning, in the aggregate, not less than 10% of Sterling Bank common stock outstanding.

Special meetings of Holding Company shareholders may be called at any time by the Board of Directors. In addition, upon the application of the holder or holders of not less than 10% of all shares entitled to vote at a meeting, the New Jersey Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order.

Dissenters’ Rights

Under the Banking Act, dissenters’ rights of appraisal are available to Bank shareholders who follow certain prescribed procedures. See “— Rights of Dissenting Shareholders.”

Dissenters’ rights are not available pursuant to a plan of merger or consolidation if the shares of the Holding Company are listed on a national securities exchange or held of record by at least 1,000 holders or if the shareholder will receive as consideration in such merger or consolidation only (i) cash; (ii) shares of stock, obligations, or other securities which are either listed on a national securities exchange or held of record by more than 1,000 shareholders; or (iii) a combination of cash and such securities.

New Jersey Shareholders Protection Act

New Jersey has enacted statutory anti-takeover provisions in its Shareholder Protection Act, under Sections 14A:10A-1 through 10A-6 of the New Jersey Business Corporation Act. Statutory anti-takeover provisions can be effective by causing substantial delays before an acquirer can consummate certain business combinations (including a merger), which typically either causes the takeover to fail or enables the corporation to locate a more favorable acquirer. This Act applies to the Holding Company, but not to Sterling Bank.

New Jersey’s statute provides for a five-year prohibition on consummation of a business combination with the target from the date an acquirer becomes an “interested shareholder” (i.e. the acquirer holds 10% or more of the target corporation’s voting stock) unless the business combination is approved by the board of directors prior to the time the interested shareholder acquired its 10% holding.

In addition, a New Jersey corporation may not engage in a business combination with an interested shareholder at any time unless one of the following three conditions is met: (i) approval by the target’s board of directors, prior to the 10% acquisition; (ii) an affirmative vote of two-thirds of the outstanding voting stock not owned by the interested shareholder; or (iii) compliance with certain financial formulations designed to assure a fair price for the target’s shareholders in exchange for their ownership interest.

Anti-Takeover Effects

Anti-Takeover Provisions of the Holding Company’s Certificate of Incorporation and Bylaws

The Holding Company’s certificate of incorporation and bylaws contain several provisions, in addition to those pertaining to the issuance of additional shares of the Holding Company’s authorized common stock and preferred stock without the approval of the holders of the Holding Company’s common stock, that could delay or make more difficult the acquisition of the Holding Company through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price of the Holding Company common stock. Such provisions, which are described below, include an advance notice requirement and a classified board of directors. In addition, provisions of the New Jersey Business Corporation Act and federal and state telecommunications laws could have similar effects.

Advance Notice Procedure for Director Nominations. The Holding Company’s bylaws provide that a shareholder may nominate one or more persons for election as directors at a meeting only if written notice of the shareholder’s nomination has been given to the secretary of the Holding Company not later than the latest date for the submission of shareholder proposals under Rule 14a-8 under the Securities Exchange Act of 1934 (or other applicable federal securities laws) or if no such rules or laws apply, at least 90 days prior to the one year anniversary of the prior annual meeting of shareholders. For elections of directors at a special meeting of shareholders, a shareholder nomination for director must be delivered at least 30 days prior to the printing of the Holding Company’s proxy materials, or, if no such proxy materials are being distributed, at least the close of business on the fifth day following the date on which notice of such meeting is given to the shareholders. Each notice must contain:

●	the name and address of the person making the nomination and the name of each nominee;

●	a representation that the shareholder is a holder of record of capital stock of the Holding Company entitled to vote in the election of directors;

●	a description of all arrangements and understandings between the shareholder and each nominee pursuant to which the nomination was made;

●	any other information relating to each nominee required by the Securities and Exchange Commission’s proxy rules with respect to a nominee nominated by the Board of Directors; and

●	the consent of each nominee to serve as director if elected.

Consideration of Community Interest. The New Jersey Business Corporation Act provides that, in determining what is in the best interests of a corporation when considering a tender offer or a proposal for a merger or other acquisition, a director may consider “community interest” factors in addition to the effects of the action on the shareholders of the corporation. Community interest factors include:

●	the effects of the action on the corporation’s employees, suppliers, creditors and customers;

●	the effects of the action on the communities in which the corporation operates; and

●
the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

If, on the basis of these community interest factors, the board of directors determines that the acquisition proposal is not in the best interests of the corporation, it may reject the proposal. If the board determines to reject the proposal, the New Jersey Business Corporation Act states that the board has no duty to facilitate or to remove any barriers to or refrain from impeding the acquisition proposal.

The Board of Directors of Sterling Bank is not currently aware of any effort to acquire control of Sterling Bank or, following the Reorganization, of the Holding Company.

Indemnification and Limitation on Liability

Under New Jersey law and in accordance with Sterling Bank’s bylaws, Sterling Bank shall indemnify a director, officer, employee or agent who is a party to any action, suit or proceeding, civil or criminal, by reason of the fact that he acted in such capacity for Sterling Bank, subject to certain limitations and qualifications. Sterling Bank’s certificate of incorporation also provides that directors and officers shall not be personally liable to Sterling Bank or its shareholders for damages for breach of any duty owed to Sterling Bank or its shareholders, subject to certain limitations and qualifications.

Under New Jersey law and in accordance with the Holding Company’s certificate of incorporation, the Holding Company shall indemnify a director, officer, employee or agent who is a party to any action, suit or proceeding, civil or criminal, by reason of the fact that he acted in such capacity for the Holding Company, subject to certain limitations and qualifications. The Holding Company’s certificate of incorporation also provides that directors and officers shall not be personally liable for damages for breach of any duty owed to the Holding Company or its shareholders, other than a breach of duty based upon an act or omission (i) in breach of the duty of loyalty, (ii) not in good faith or involving a knowing violation of law; or (iii) resulting in receipt of an improper personal benefit. The certificate of incorporation also provides that any amendment or repeal of this provision will not adversely affect any right of a director of the Holding Company with respect to any right or protection of a director of the Holding Company existing at the time to such amendment or repeal.

Stock Option Plans

Each option for shares of Sterling Bank common stock outstanding immediately prior to the consummation of the Reorganization will be assumed by the Holding Company and become an outstanding option for an equal number of shares of Holding Company common stock for the same exercise price. All provisions of the applicable Sterling Bank stock option grants and plans will remain in full force and effect, except that each such stock option may be exercised only for the same number of shares of Holding Company common stock.

Conditions and Termination

The Plan is conditional upon the approval by holders of two-thirds of the outstanding shares of Sterling Bank common stock. The Reorganization is also subject to the prior approval of the FRB and the New Jersey Department of Banking and Insurance.

The Boards of Directors of the Holding Company and Sterling Bank may also terminate the Plan for any reason at any time prior to the annual meeting and shall have the right to terminate the Plan after the annual meeting if shareholders holding more than 75,000 shares of Sterling Bank common stock have filed a notice of dissent to the Plan at or prior to the annual meeting or at their discretion.

Financial Accounting Treatment

For financial reporting and related purposes, the assets, liabilities, and shareholders’ equity of Sterling Bank immediately prior to the Reorganization will be carried forward on consolidated financial statements of Sterling Bank and the Holding Company after the Reorganization at the amounts carried on their respective books at the Effective Time of the Reorganization.

Amendment

Subject to the approval of the Commissioner of Banking and Insurance of New Jersey, the Boards of Directors of the Holding Company and Sterling Bank may amend the provisions of the Plan, provided that any such amendment does not affect the number of shares of Holding Company common stock to be received by holders of shares of Sterling Bank common stock.

Rights of Dissenting Shareholders

Under the Banking Act, holders of Sterling Bank common stock have dissenters’ rights in connection with the Plan. If the Reorganization is not consummated for any reason, the demand for appraisal will be of no effect. The following is a summary of such dissenters’ rights which is qualified by the full text of applicable sections of the Banking Act set forth in Appendix D. As a shareholder of Sterling Bank common stock, if you hold your shares in “street name,” you should contact your broker regarding the procedures you must follow in order to exercise your dissenters' rights of appraisal.

Any shareholder of Sterling Bank may dissent from the Plan prior to the shareholder vote at the annual meeting by filing a written notice with Sterling Bank, stating that such shareholder intends to demand payment for such shareholder shares if the Plan becomes effective. A shareholder may not dissent as to less than all shares beneficially owned by such shareholder. Within 10 days of approval of the Plan, Sterling Bank will notify all shareholders by certified mail who filed a written notice of dissent and any such shareholder has 20 days thereafter to make a written demand for the fair value of such shareholder shares. Once such a demand is made, such shareholder is referred to as a “Dissenting Shareholder” and ceases to have any rights as a shareholder except the right to be paid the fair value of such shareholder shares.

A Dissenting Shareholder must submit the certificate or certificates representing the shares of Sterling Bank common stock to Sterling Bank within 20 days of demanding payment of fair value. The certificates will receive a notation that a demand has been made, and the certificates will be returned to the Dissenting Shareholder.

The fair value of the Dissenting Shareholder’s shares will be determined as of the day before the annual meeting. Any appreciation or depreciation in the value of the shares as a result of the consummation of the Plan will not be considered.

A Dissenting Shareholder’s right to be paid the fair value of such shareholder's shares will cease if:

• such shareholder's certificates were not presented for notation, unless a court shall otherwise direct;

• demand for payment is withdrawn with the written consent of Sterling;

• the fair value of the shares is not agreed upon as provided in the Banking Act, and no action for the determination of fair value is timely commenced;

• the New Jersey Superior Court determines the shareholder is not entitled to payment for such shareholder's shares;

• the Plan is abandoned, rescinded or terminated; or

• a court permanently enjoins or sets aside the acquisition of shares.

Upon the happening of any of the aforementioned events, the rights of the Dissenting Shareholder as a shareholder of Sterling Bank will be reinstated.

A Dissenting Shareholder may not withdraw his demand for payment of the fair value of his shares without the written consent of Sterling Bank. A Dissenting Shareholder’s enforcement of his right to receive payment for his shares excludes enforcement of any other right to which he might be entitled as a shareholder. A Dissenting Shareholder is not prevented from bringing an action on the ground that the Plan will be or is ultra vires, unlawful or fraudulent as to him.

Within 10 days after the effective date of the Plan, Sterling Bank will mail to each Dissenting Shareholder Sterling Bank’s balance sheet and the surplus statement as of the latest available date and a profit and loss statement for not less than a 12-month period ended on the date of the balance sheet. In the mailing Sterling Bank may include a written offer to pay each Dissenting Shareholder for his shares at a specified price deemed by Sterling Bank to be fair value. If the fair value of the shares is agreed upon within 30 days of the mailing, payment will be made upon surrender of the certificate or certificates representing these shares. If the fair value of the shares is not agreed upon within such 30-day period, the Dissenting Shareholder may serve a written demand on Sterling Bank that it commence an action in the New Jersey Superior Court for a fair value determination. A Dissenting Shareholder has 30 days from the end of the 30-day period to agree on a fair value to make such demand, and Sterling Bank has 30 days after receipt of such demand to bring an action. If Sterling Bank fails to bring an action, then the Dissenting Shareholder has 60 days to bring an action in the name of Sterling Bank.

In any action to determine the fair value of shares: the Superior Court shall have jurisdiction; all Dissenting Shareholders that do not agree on the price to be paid for their shares will be made parties to the action; an appraiser may be appointed by the court to report on the issue of fair value; and the court shall render judgment against Sterling Bank and in favor of each participating Dissenting Shareholder for the amount of the fair value of his shares.

The judgment for the fair value of the shares is payable upon surrender to Sterling Bank of the certificate or certificates representing the shares. Sterling Bank must pay interest from the day of the annual meeting to the day of payment unless the court finds the Dissenting Shareholder’s refusal to accept Sterling Bank’s offer of fair value was not in good faith, in which case no interest will be paid to him.

The court will determine and apportion among the parties the costs and expenses of bringing the action. Fees and expenses for counsel and experts will not be apportioned unless the court finds that Sterling Bank’s offer was not made in good faith or an offer was never made, in which case the court may award the Dissenting Shareholder reasonable legal and expert fees.

Upon payment for shares, Sterling Bank will acquire all the right, title and interest in and to such shares, notwithstanding any other provision of law. Shares acquired by Sterling Bank will be disposed of as provided under the Banking Act.

Description of the Merger

The Holding Company and Sterling Bank have entered into the Merger Agreement with Farnsworth. For a complete description of the Merger, see “Farnsworth Proposal I—Approval of the Merger.”

Recommendation of the Sterling Bank Board of Directors

The Sterling Bank Board of Directors recommends a vote “FOR” this proposal to approve the Plan of Acquisition and the Reorganization.

STERLING BANK PROPOSAL III — APPROVAL OF 2006 EMPLOYEE STOCK OPTION PLAN

On February 28, 2006, the Board of Directors of Sterling Bank adopted the 2006 Employee Stock Option Plan (the “Option Plan”), subject to shareholder approval at a meeting of shareholders and the filing of a copy of the Option Plan with the New Jersey Department of Banking. The Option Plan, if approved, will make available for grant options in addition to those outstanding under the 1994, 1998 and 2003 Employee Option Plans and the 1998 Director Stock Option Plan (the “Existing Option Plans”). As of June 30, 2006, there were options for 516,675 shares outstanding under the Existing Option Plans. If the Reorganization is completed, then the Existing Option Plans and the Option Plan (assuming that it is also approved by Sterling Bank’s shareholders at the annual meeting) will automatically be assumed by the Holding Company.

Purpose of the Option Plan

The purpose of the Option Plan is to encourage stock ownership by certain of Sterling Bank’s key employees so that these employees may increase their proprietary interest in Sterling Bank’s success and be encouraged to remain employed by Sterling Bank.

Description of the Option Plan

The principal features of the Option Plan are summarized below, but the summary is qualified in its entirety by the full text of the Option Plan. A copy of this Option Plan is attached to this joint proxy statement/prospectus as Appendix F.

A total of 300,000 shares of our common stock will be reserved for issuance upon the exercise of options to be granted under the Option Plan (subject to adjustments in the event of certain changes in our capitalization).

The effective date of the Option Plan will be the date of shareholder approval of the Option Plan, and the Option Plan will have a term of nine years from the effective date.

Administration

The Option Plan will be administered by an option committee (“Option Committee”) consisting of all of the members the Board of Directors of Sterling Bank (or, if the Reorganization is completed, of the Holding Company) who are both “non-employee directors” as such term is defined under the Securities Exchange Act of 1934, as amended, and “outside directors” as defined by applicable Treasury Regulations. The Option Committee will have the final authority to grant options under the Option Plan.

Eligibility

The persons who will be eligible to receive options under the Option Plan will be the management employees of Sterling Bank, consisting of approximately 30 employees of Sterling Bank, (including employees who may be members of the Board of Directors), but excluding persons who may own 10% or more of the outstanding common stock at the time of grant. An option holder may hold more than one option but only on the terms and subject to the restrictions contained in this joint proxy statement/prospectus and the Option Plan. Options under the Option Plan may be “incentive stock options” as defined in Section 422 of the Internal Revenue Code, as amended ( the “Code”) or “nonstatutory stock options,” unless otherwise designated at the time of grant.

The total fair market value (determined as of the time the option is granted under the Option Plan) of the stock for which any employee may be granted incentive stock options which are first exercisable in any calendar year (under all such stock options plans of Sterling Bank (or, if the Reorganization is completed, of the Holding Company)) will not exceed $100,000. No employee will be granted options covering more than 50,000 shares during any calendar year.

Terms and Exercise of Options

When the Option Committee grants options, a Notice of Grant of Stock Option (“Notice”) will be given to the optionee, stating the number of shares to which it pertains and the option price. The option price will not be less than 100% of the fair market value of the Sterling Bank common stock (or, if the Reorganization is completed, Holding Company common stock) on the date of the granting of the option. The option price will be payable to Sterling Bank (or, if the Reorganization is completed, of the Holding Company) by the option holder in cash or check.

Each Notice will also state the date on which the option will expire, as determined by the Option Committee. However, no option will be exercisable after 10 years from the date on which it is granted and no option may be exercised after the expiration of its term.

Options may only be exercised by an optionee while he or she is employed by us but in the event of termination or retirement options may be exercised at anytime within three months of the optionee’s termination date. However, any unexercised options that have not vested will not be exercisable.

If the optionee dies or becomes disabled while employed by Sterling Bank, any unexercised option, including any installments as described below, will be fully exercisable at any time within 12 months after the optionee's death or disability by the optionee if disabled or by the executors or administrators of the optionee’s estate or by any person or persons who will have acquired the option directly from the optionee by bequest or inheritance.

The Notice may also provide that the option will be exercisable in installments rather than exercisable immediately in full, but the Option Committee may provide, in the case of an option not immediately exercisable in full, for the acceleration of the time at which the option may be exercised.

Any Notice may contain such limitations and restrictions upon the exercise of the option as will be necessary in order that such option will be an “incentive stock option” as defined in Section 422 of the Code, where such treatment is intended.

During the lifetime of the optionee, an option will be exercisable only by the optionee, will not be assignable or transferable, and no other person will acquire any rights of the optionee under the option.

An optionee will have no rights as a shareholder of Sterling Bank until the date of the issuance of shares in accordance with the option. No adjustment will be made for dividends or distributions or other rights for which the record date is prior to the date such stock is issued.

Subject to the terms and conditions and within the limitations of the Plan, the Option Committee may modify, extend or renew outstanding options granted under the Option Plan, or accept the surrender of outstanding options. The number of shares of common stock cover by the Option Plan and by each outstanding Option, and the price per share of such Option shall be proportionately adjusted for any recapitalization. However, no modification of an option will, without the consent of the optionee, impair any rights or obligations under any option granted under the Option Plan.

Each option under the Option Plan will be granted on the condition that the purchases of stock will be for investment purposes only and not with a view to resale or distribution, except that in the event the stock subject to such option is registered under the Securities Act or in the event a resale of such stock without such registration would otherwise be permissible, such condition will be inoperative if, in the opinion of our counsel, such condition is not required under the Securities Act or any other applicable law, regulation or rule of any governmental agency.

The Board of Directors Sterling Bank (or, if the Reorganization is completed, of the Holding Company), may suspend or discontinue the Option Plan or revise or amend it in any respect whatsoever except that, without approval of the shareholders, no such revision or amendment will change the number of shares subject to the Option Plan, change the designation of the class of employees eligible to receive options, decrease the price at which options may be granted, or remove the administration of the Option Plan from the Option Committee. Furthermore, the Plan may not, without the approval of the shareholders, be amended in any manner that will cause options issued under it to fail to meet the requirements of incentive stock options as defined in Section 422 of the Code.

The Option Plan provides that the grant of an option will not be construed to imply or to constitute evidence of  Sterling Bank's agreement, express or implied, to continue to employ an employee and is not intended to alter the responsibilities, duties or authority of any employee.

Federal Income Tax Consequences

For federal income tax purposes under the current law, no taxable income will be recognized by the recipient of an incentive stock option within the meaning of Section 422 of the Code upon either the grant or exercise of the option. The excess of the market price of the shares obtained upon exercise over the exercise price will be included in alternative minimum taxable income in the year of exercise and may be subject to alternative minimum tax. If so, a credit for such tax paid may be allowable against any regular income tax due when the stock is eventually sold. Any gain on sale will represent long term capital gain provided no disposition of the stock received upon exercise of the option is made within two years of the granting of the option or within one year of the exercise. The gain or loss will be measured by the difference between the sale price of the stock and the option price. If the holding periods described above are met, Sterling Bank will receive no deduction for the difference between the exercise price and the market price at the time of exercise. If the holding periods are not met, then the recipient will reorganize ordinary compensation income upon disposition of the shares in an amount equal to the lesser of (i) the sale price or (ii) the value of the shares at the time of exercise, over the exercise price. Sterling Bank will receive a compensation deduction in an equivalent amount.

While no taxable income will be recognized by the recipient of an option that does not qualify as an incentive stock option upon the grant of the option, the recipient of a nonqualified option will recognize ordinary compensation income upon the exercise of such option.

The amount recognized will be the excess of the fair market of stock received upon exercise over the exercise price. This amount will be subject to withholding taxes and the recipient must arrange with Sterling Bank for the payment of such taxes upon exercise. Sterling Bank will receive a compensation deduction in such same amount in the year of exercise.

This summary does not address any state, local or foreign tax aspects of the options. The grantee of an option should consult his or her own tax advisor regarding the tax consequences of exercise and disposition of shares, and any state, local or foreign tax consequences.

The affirmative vote of the holders of at least two-thirds of the shares of Sterling Bank’s common stock entitled to vote at the annual meeting is required to approve the Option Plan.

Recommendation of the Sterling Bank Board of Directors

The Sterling Bank Board of Directors recommends a vote “FOR” this proposal to approve Sterling Bank’s 2006 Employee Stock Option Plan.

STERLING BANK PROPOSAL — IV-ADJOURNMENT

    In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the Reorganization at the time of the meeting, the Reorganization could not be approved unless the meeting was adjourned in order to permit further solicitation of proxies. In order to allow proxies that have been received by Sterling Bank, at the time of the meeting, to be voted for adjournment, if necessary, Sterling Bank has submitted the question of adjournment to its shareholders as a separate matter for their consideration. Properly executed proxies will be voted in favor of the adjournment proposal, unless otherwise indicated on the proxy. If it is necessary to adjourn the meeting, no notice of the time and place of the adjourned meeting is required to be given to shareholders other than an announcement of time and place that is given at the meeting.

The Sterling Bank Board of Directors recommends a vote “FOR” the adjournment proposal.

FARNSWORTH PROPOSAL I — APPROVAL OF THE MERGER

The following discussion describes the material aspects of the Merger. Since this discussion is a summary, it may not contain all of the information that is important to you to make your decision about the merger. To understand the merger fully, and for a more complete description of the legal terms of the merger, we encourage you to read this entire document and the Merger Agreement completely and carefully. A copy of the Merger Agreement without any exhibits or schedules is attached as Appendix G to this document and is incorporated by reference herein.

General

The Boards of Directors of Sterling Bank, the Holding Company and Farnsworth have unanimously adopted the Merger Agreement and approved the Merger. If the Merger is completed:

● Farnsworth will be merged with and into the Holding Company and will cease to exist as a separate entity;

● the surviving entity will be the Holding Company and, as the surviving entity, it will succeed to all of Farnsworth’s assets and liabilities;

● Peoples will be merged with and into Sterling Bank, as the surviving bank;

● Sterling Bank will continue to be wholly-owned by the Holding Company;

● each share of Farnsworth common stock will be converted into the right to receive 2.3625 shares of Holding Company common stock, (adjusted from 2.25 due to a 5% stock dividend paid on September 8, 2006,) $27.50 in cash or a combination thereof, subject to proration as described below under “—Cash or Stock Election”; and

● the operations of Farnsworth will be merged into the operations of the Holding Company.

Shareholders of Sterling Bank are being asked to approve at the Sterling Bank annual meeting a proposal to reorganize Sterling Bank so that it becomes a subsidiary of the Holding Company. Assuming Sterling Bank shareholders approve this proposal, the parties anticipate that the Reorganization will be completed prior to the Merger. In the event shareholders of Sterling Bank do not approve the Reorganization, the Merger Agreement provides that Sterling Bank would be required to hold another meeting of its shareholders for the purpose of voting on the Merger but with Sterling Bank as the parent entity rather than the Holding Company. If the Sterling Bank shareholders subsequently approved the Merger, the shares to be issued in the Merger in exchange for the Farnsworth common stock would be shares of Sterling Bank.

Effective Time of the Merger

Farnsworth will consummate the Merger if it is approved by Farnsworth’s shareholders, and the Sterling Bank shareholders approve the Reorganization, all required regulatory approvals and actions are obtained and all other conditions to the Merger have been met. See “—Regulatory Approvals” for a description of the nature of the approvals to be obtained and how the timing of the Merger may be affected by the approval process.

Unless Farnsworth and the Holding Company agree to another date and subject to the satisfaction or waiver of all conditions to closing, the Merger will become effective on the 10th business day following the later to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the Merger and (ii) the date on which the shareholders of Farnsworth and Sterling Bank approve the Merger Agreement.

Farnsworth and the Holding Company anticipate that the Merger will be completed in the fourth quarter of 2006.

Background of the Merger

The Farnsworth board regularly reviews Farnsworth’s competitive and strategic position. Part of this review includes an evaluation of various ways of enhancing shareholder value. In the fall of 2005, the board decided to hire Raymond James as its financial advisor to assist in its evaluation of Farnsworth’s strategic options to maximize shareholder value. Throughout the fall of 2005, representatives of Raymond James met with the board and management and reviewed financial and other materials related to Farnsworth. Raymond James was formally engaged on April 7, 2006.

On January 30, 2006, representatives of Raymond James met with the Farnsworth board to present its preliminary findings regarding its assessment of Farnsworth’s strategic alternatives. This assessment concluded that shareholder value was more likely to be maximized in a merger transaction than through continuing independent operations. The board discussed this report at length at that meeting and ultimately voted to authorize Raymond James to begin the process of soliciting indications of interest from parties in a possible business combination with Farnsworth.

At a regularly scheduled meeting of the Farnsworth board held on February 21, 2006 that was attended by representatives of Raymond James, the board had further discussions regarding a possible business combination and the process by which indications of interest would be solicited. The board reviewed a list prepared by Raymond James of parties that it believed may have an interest in a combination with Farnsworth.

Raymond James prepared a confidential information memorandum regarding Farnsworth in March 2006 and contacted 25 institutions it believed might have an interest in acquiring Farnsworth. Of these institutions, 15, including Sterling Bank, expressed an interest in receiving the confidential information, which was distributed to such parties after execution of a standard confidentiality agreement. Representatives of Raymond James met again with the board on March 30, 2006 to update the board on the status of the process.

On April 12, 2006, Farnsworth received preliminary indication of interests from two parties, one of which was Sterling Bank. The board met with representatives of Raymond James on April 17, 2006 to review these two indications of interest and decided to authorize both parties to conduct off-site due diligence after which they were to submit best and final proposals. Due diligence was completed on May 3, 2006, and shortly thereafter Sterling Bank submitted a revised written proposal at a price of $27.25 per share. The other party indicated verbally the range of value it was willing to pay although it wanted to conduct additional due diligence. The value indicated in its verbal indication was below the Sterling Bank proposal. Raymond James had additional discussions with both parties regarding the terms of their proposals and seeking further increases in the value being offered and Sterling Bank subsequently increased the value it was offering to $27.50 per share. The board met on June 5, 2006 to discuss the two revised proposals in detail and, based on the value being offered by the two, as well as the perceived contingencies associated with the other party, in particular, the desire of that party to conduct additional due diligence, authorized negotiations towards a definitive merger agreement with Sterling Bank at that meeting.

Legal counsel for Farnsworth prepared a draft definitive agreement and various ancillary agreements in mid-May. Messrs. Pelehaty and Alessi, legal counsel, representatives of Raymond James and representatives of Kronick, Kalada and Berdy, Farnsworth’s external auditors, conducted due diligence on Sterling Bank on June 6, 2006. The terms of the definitive agreement and ancillary agreements were negotiated amongst the parties through June 22, 2006. During this period, legal counsel and representatives of Raymond James had numerous conversations with representatives of Sterling Bank, its legal counsel, and financial advisor with respect to certain provisions of the proposed agreement including the nonsolicitation provisions, termination fee provisions, the impact of Sterling Bank’s pending holding company reorganization on the Merger as well as the selection of the individuals who were to join Sterling Bank’s board of directors. These provisions were perceived to be the most critical provisions of the Agreement that were still being negotiated by the parties since they affected the likelihood of the transaction being completed as well as restrictions on Farnsworth’s ability to respond to any unsolicited superior proposals it might receive. Initially, Sterling Bank had proposed that consummation of the Reorganization be a condition to consummation of the Merger. Farnsworth believed it was important to obtain a commitment from Sterling Bank to submit the Merger to its stockholders at a later meeting in the event the Reorganization was not approved and ultimately Sterling Bank agreed to do so. Farnsworth also sought the right to terminate the Merger Agreement in the event an unsolicited superior proposal was received by it. Sterling Bank initially resisted such a termination right but eventually agreed to permit it provided Sterling Bank was given the opportunity to match any such superior proposal. With respect to the appointment of two individuals from Farnsworth to the Sterling Bank board of directors, which Sterling Bank had offered in its proposal, there was negotiation between the parties as to whom was to select the two individuals. Farnsworth initially took the position that it was their right to select the individuals which was consistent with Sterling Bank’s proposals. However, Sterling Bank desired the right to select these individuals to which Farnsworth assented after receiving favorable results on the other issues.

On June 23, 2006, representatives of Raymond James and legal counsel for Farnsworth met with the entire Farnsworth board to discuss the financial and other terms of the definitive agreement. Raymond James made a detailed presentation regarding the financial terms of the Merger Agreement and delivered its opinion that the merger consideration was fair to shareholders from a financial point of view. After deliberation, the board determined that the Merger and the Merger Agreement were in the best interests of shareholders and unanimously approved the Merger Agreement. The Merger Agreement was executed later that day by both parties and announced by a joint press release.

Farnsworth’s Reasons for the Merger; Recommendation of Farnsworth’s Board of Directors

The Farnsworth Board has unanimously determined that the Merger is fair to, and in the best interests of, Farnsworth and its shareholders. In arriving at this determination and approving and recommending the merger agreement, the Farnsworth Board, among other things, consulted with Raymond James with respect to the financial aspects and fairness of the merger consideration to the Farnsworth shareholders from a financial point of view and with its legal counsel as to the legal duties and the other terms of the Merger Agreement. The primary reason for the Board's determination was its understanding of the results that could be expected to be obtained by Farnsworth if it continued to operate independently and the likely benefits and risks to shareholders of such course as compared with the value of the merger consideration being offered by the Holding Company. Additionally, the Board considered the opinion of Farnsworth's financial advisor that the merger consideration is fair, from a financial point of view, to the holders of Farnsworth common stock.

In connection with its review and approval of the Merger Agreement, the board also considered numerous factors, including the following positive and negative factors:

Positive Factors

●	The value of the merger consideration being offered as compared to the book value, earnings per share and historical trading prices of the Farnsworth common stock;

●
The fact that Farnsworth shareholders who receive shares of the Holding Company common stock should experience an increase in the liquidity for their shares as the the Holding Company common stock will be traded on the Nasdaq Capital Market rather than the OTC Bulletin Board;

●
Farnsworth's positive perception about Sterling Bank and the Holding Company and its prospects due to its understanding of and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Sterling Bank and the Holding Company including the results of its due diligence review of Sterling Bank;

●
The Farnsworth board's belief that pursuing the Merger would be more beneficial to shareholders than remaining independent due to the current and prospective environment in which Farnsworth operates, including national, regional and local economic conditions, the competitive environment for banks and other financial institutions generally and the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry and the likely effects of these factors of Farnsworth in light of, and in the absence of, the proposed Merger;

●	The fact that there is no financing contingency on the part of the Holding Company to complete the Merger;

●	The perceived ability of Sterling Bank and the Holding Company to receive the requisite regulatory approvals in a timely manner; and

●
The terms and conditions of the Merger Agreement, including the parties' respective representations and warranties, the conditions to closing and termination provisions which the Board believed provided adequate assurances about the current operations of Sterling Bank and the Holding Company.

Negative Factors

●
The provisions in the Merger Agreement limiting the number of shares that may be exchanged for cash and for stock which is likely to result in some shareholders receiving a form of merger consideration other than what they actually elected;

●
The fact that the Merger Agreement provides for Farnsworth's payment of a termination fee of $900,000 to the Holding Company if the Merger Agreement is terminated under certain limited circumstances although this factor was mitigated somewhat by the fact that such circumstances would generally involve the receipt of an acquisition proposal with a third party; and

●
The fact that the Merger Agreement limits Farnsworth's ability to solicit or discuss alternative transactions during the pendancy of the merger, although this was mitigated by the fact that Farnsworth's board is permitted, in certain circumstances in the exercise of its fiduciary duties, to engage in discussions with parties who submit an unsolicited proposal.

The Farnsworth Board of Directors also considered the fact that some of our officers and directors have interests in the Merger described under “—Interests of Certain Persons in the Merger” that are in addition to and different from their interests as Farnsworth shareholders. The discussion of the information and factors considered by the Farnsworth board is not exhaustive, but includes all material factors considered by the Farnsworth board of directors. In view of the wide variety of factors considered by the Farnsworth board of directors in connection with its evaluation of the Merger and the complexity of these matters, the Farnsworth board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Farnsworth board of directors evaluated the factors described above, including asking questions of Farnsworth’s management and Farnsworth’s legal and financial advisors, and reached the unanimous decision that the Merger was in the best interests of Farnsworth and Farnsworth’s shareholders. In considering the factors described above, individual members of the Farnsworth board of directors may have given different weights to different factors. The Farnsworth board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

The Farnsworth board of directors determined that the Merger, the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Farnsworth and its shareholders. Accordingly, the Farnsworth board of directors unanimously approved and adopted the Merger Agreement and unanimously recommends that Farnsworth shareholders vote “FOR” the approval of the Merger and of the Merger Agreement.

Sterling Bank’s Reasons for the Merger

The Sterling Bank board has unanimously determined that the Merger is fair to, and in the best interests of, Sterling Bank and its shareholders. In arriving at this determination and approving and recommending the Merger Agreement, the Sterling Bank board, among other things, consulted with Janney Montgomery Scott LLC with respect to the financial aspects and fairness of the merger consideration to the Sterling Bank shareholders from a financial point of view and with its legal counsel as to the legal duties and the other terms of the Merger Agreement.

In arriving at its determination, the Sterling Bank board of directors considered a number of factors, including the following:

●	the potential for increased earnings due to the expected increased interest and other income and cost savings as a result of the transaction;

●	Farnsworth shares the community oriented philosophy of Sterling Bank;

●	the ability of the combined larger organization to more efficiently invest in technology and leverage its fixed costs;

●	the potential for the successful operation of the combined organizations to increase its franchise value; and

●	the presentation of Janney Montgomery Scott LLC and the opinion of Janney Montgomery Scott LLC that the acquisition is fair, from a financial point of view, to the Sterling Bank shareholders.

This discussion of information and factors considered by the Sterling Bank board is not intended to be exhaustive, but includes the material factors considered in evaluating the transaction. The Sterling Bank board did not assign particular weight or rank to the factors it considered in approving the transaction. In considering the factors described above, individual directors may have given different weight to the various factors.

Certain Projections

Sterling Bank

Sterling Bank does not publicly disclose forecasts or internal projections as to its future earnings per share or financial condition. However, in the course of their discussions in connection with the Merger, Sterling Bank’s management provided Raymond James with certain internally prepared budget projections with respect to its business which were not publicly available. Such projections include those set forth below. See “Forward-Looking Statements” beginning on page 7.

FIVE YEAR BUDGET PROJECTIONS

	2006	2007	2008	2009	2010
After Tax Income	$ 2,127,000	$ 2,747,770	$ 3,681,000	$ 4,692,000	$ 5,968,000
Net Interest Income	$ 13,954,000	$ 16,432,000	$ 18,982,000	$ 21,610,000	$ 24,439,000
Earnings Per Share	$ 0.47	$ 0.61	$ 0.81	$ 1.03	$ 1.31
Book Value Per Share	$ 7.90	$ 8.38	$ 9.07	$ 9.98	$ 11.18

Farnsworth

Farnsworth does not publicly disclose forecasts or internal projections as to its future revenues, earnings or financial condition. However, in the course of their discussions in connection with the Merger, Farnsworth’s management provided Janney Montgomery Scott with certain internally prepared budget projections with respect to its business which were not publicly available. Such projections include those set forth below. See “Forward-Looking Statements” beginning on page 7.

2006 BUDGET PROJECTIONS

September 30, 2006 budget
Net Interest Income	$3,548,150
Income Before Tax	$278,330
Net Income	$158,648

While the projections set forth above were prepared in good faith by Farnsworth’s and Sterling Bank’s respective management, no assurance can be made regarding future events. Therefore, such projections cannot be considered a reliable predictor of future operating results, and this information should not be relied on as such. The information in this section was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, published guidelines of the SEC regarding forward-looking statements, or U.S. generally accepted accounting principles. This information is not historical fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on this information.

The prospective financial information (projections or forecasts) of Sterling Bank and Farnsworth included in this document has been prepared by, and is the responsibility of, Sterling Bank’s and Farnsworth’s respective management. The estimates and assumptions underlying the projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of Sterling Bank and Farnsworth and will be beyond the control of combined company after the Merger. Sterling Bank's budget projections were prepared in the fall of 2005 and were not updated to reflect events that occurred subsequent to that time, including the changes in the U.S. economic environment, the continued restraint by the FRB on monetary policy and the loss of loans originated by SLM Corporation. In addition, the projections were prepared with a view of Sterling Bank and Farnsworth on a stand-alone basis, and without reference to transaction-related costs. Accordingly, the actual results will differ materially from those presented in the projectsion above even if the Marger is not completed. These projections are not included in this document in order to induce any shareholder to vote in favor of adoption of the Merger or to impact any investment decision with respect to shares of Sterling Bank or Farnsworth common stock.

Neither Sterling Bank nor Farnsworth intend to update or otherwise revise these projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error. Neither Sterling Bank nor Farnsworth intends to update or revise these projections to reflect changes in general economic or industry conditions.

Opinion of Farnsworth’s Financial Advisor

By letter agreement dated as of April 7, 2006, Farnsworth retained Raymond James to act as independent financial advisor in connection with evaluating, negotiating a definitive agreement and rendering an opinion related to the proposed business combination with the Holding Company. Raymond James is a nationally recognized investment banking firm who, in the ordinary course of its investment banking business is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Raymond James acted as financial advisor to Farnsworth in connection with the proposed Merger with the Holding Company and participated in certain of the negotiations leading to the Agreement. At the request of Farnsworth’s Board, representatives of Raymond James participated in the June 23, 2006 meeting at which the Board considered and approved the Merger Agreement. At that meeting, Raymond James delivered to Farnsworth’s Board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair, from a financial point of view, to Farnsworth shareholders.

The full text of the Raymond James opinion is attached as Appendix H to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Raymond James in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Farnsworth’s shareholders are urged to read the opinion carefully and in its entirety in connection with their consideration of the proposed Merger. Raymond James’ opinion was directed to Farnsworth’s board of directors and was provided to the board for its information in considering the Merger.

The opinion is directed only to the fairness of the merger consideration to Farnsworth shareholders from a financial point of view. It does not address the underlying business decision of Farnsworth to engage in the Merger or any other aspect of the Merger and its not a recommendation to any Farnsworth shareholder as to how such shareholder should vote at the special meeting with respect to the Merger or any other matter.

In connection with rendering its June 23, 2006 opinion, Raymond James has, among other things:

●	reviewed the financial terms and conditions as stated in the Merger Agreement;

●	reviewed the Annual Report to Shareholders of Farnsworth for the periods ended September 30, 2005, 2004 and 2003 and of Sterling Bank for the periods ended December 31, 2005, 2004 and 2003;

●	reviewed the Annual Reports on Form 10-KSB of Farnsworth for the years ended September 30, 2005, 2004 and 2003 and of Sterling Bank for the years ended December 31, 2005, 2004 and 2003;

●	reviewed the Quarterly “TFR Reports” filed with the OTS of Peoples for the three month periods ended March 31, 2006, December 31, 2005 and September 30, 2005;

●
reviewed the Quarterly Reports on Form 10-QSB of Farnsworth for the quarters ended March 31, 2006 and December 31, 2005 and of Sterling Bank for the three month periods ended March 31, 2006, December 31, 2005 and September 30, 2005;

●	reviewed certain financial analyses and forecasts of Farnsworth and Sterling Bank which were prepared by the respective managements of Farnsworth and Sterling Bank;

●	reviewed comparative financial and operating data on the banking industry and certain institutions which we deemed to be comparable to each of Farnsworth and Sterling Bank;

●	reviewed the historical market prices and trading activity for the common stock of Farnsworth and Sterling Bank;

●	reviewed the pro forma financial impact of the Merger;

●
reviewed certain bank mergers and acquisitions on a regional and nationwide basis for institutions which we deemed to be comparable to Farnsworth and compared the proposed consideration with the consideration paid in such other mergers and acquisitions;

●	conducted limited discussions with members of senior management of each of Farnsworth and Sterling Bank concerning the financial condition, business and prospects of each respective company; and

●	reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

In performing its reviews and analyses and in rendering its opinion, Raymond James assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of Farnsworth and the Holding Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Raymond James was not asked to and did not undertake an independent verification of the accuracy or completeness of any of such information and does not assume any responsibility or liability for the accuracy or completeness of any of such information. Raymond James did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Farnsworth or the Holding Company or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. In addition, Raymond James has not conducted any physical inspection of the properties or facilities of Farnsworth or the Holding Company. Raymond James is not an accounting firm and relied, with Farnsworth's consent, on the reports of the independent accountants of Farnsworth and the Holding Company for the accuracy and completeness of the audited financial statements furnished to them.

Raymond James’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Raymond James assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Merger Agreement are not waived. Raymond James also assumed, with Farnsworth's consent, that there has been no material change in Farnsworth's and the Holding Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Farnsworth and the Holding Company will remain as going concerns for all periods relevant to its analyses, and that the Merger will be accounted for as a purchase transaction and will not be a taxable transaction at the corporate level for federal income tax purposes.

In rendering its June 23, 2006 opinion, Raymond James performed a variety of financial analyses. The following is a summary of the material analyses performed by Raymond James, but is not a complete description of all the analyses underlying Raymond James's opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Raymond James' comparative analyses described below is identical to Farnsworth and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Farnsworth or the companies to which it is being compared.

The earnings projections for Farnsworth relied upon by Raymond James in its analyses were based upon internal projections provided by Farnsworth’s management for the years ended September 30, 2006 through September 30, 2010. With respect to such financial projections, Farnsworth's management confirmed to Raymond James that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management of the future financial performance of Farnsworth and Raymond James assumed for purposes of its analyses that such performance would be achieved. Raymond James expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to Raymond James by Farnsworth were prepared for internal purposes only and not with a view towards public disclosure. These projections were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Raymond James also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Farnsworth, the Holding Company and Raymond James The analyses performed by Raymond James are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Raymond James prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Farnsworth’s Board at the June 23, 2006 meeting. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Raymond James' analyses do not necessarily reflect the value of Farnsworth's common stock or the prices at which Farnsworth's common stock may be sold at any time.

Summary of Proposal. Raymond James reviewed the financial terms of the proposed transaction. Based upon the exchange rate of 2.25 the Holding Company shares for each share of Farnsworth and the Holding Company's closing market price on June 23, 2006, the per share cash consideration of $27.50 and Farnsworth's March 31, 2006 financial information, Raymond James calculated the following ratios:

Transaction value/ LTM EPS	72.4x
Transaction value/book value	211%
Transaction value/tangible book value	211%
Tangible book premium/deposits(3)	11.40%

The aggregate transaction value was approximately $19.1 million, based upon 694,856 fully diluted shares of Farnsworth common stock outstanding, which was determined using the treasury stock method at the per share transaction value. For purposes of Raymond James' analyses, earnings per share were based on fully diluted earnings per share.

Analysis of Selected Merger Transactions. Raymond James reviewed 34 transactions announced nationwide from January 1, 2003 to June 23, 2006 involving thrift sales with less than $500 million in total assets. Raymond James also reviewed within this asset range seven regional transactions. Raymond James reviewed for both groups the multiples of transaction value at announcement to last twelve months' earnings, transaction value to book value, transaction value to tangible book value, transaction value to assets and tangible book premium to deposits. The table below summarizes the comparison of the Farnsworth transaction to the two peer groups:

(In Millions)	FWFC	Nationwide	Regional

Deal Value	$19.1	$28.1	$31.0
to EPS	72.4x	23.9x	23.8x
to Book	211%	170%	173%
to Tang. Book	211%	175%	173%
to Assets	18.10%	16.80%	21.70%
Premium to Deposits	11.40%	12.50%	20.00%

Assets	$105	$136	$193
ROA	0.27%	0.66%	0.34%
NPA / Assets	0.58%	0.39%	0.01%

Discounted Terminal Value Analysis. Raymond James also performed an analysis which estimated the future terminal value of Farnsworth common stock at September 30, 2010, Raymond James applied price/earnings multiples ranging from 14x to 22x. The terminal values were then discounted to present values using different discount rates ranging from 10% to 18% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Farnsworth common stock. This analysis indicated an imputed range of values per share of Farnsworth common stock of $8.81 to $14.29.

In connection with its analyses, Raymond James considered and discussed with the Board of Directors of Farnsworth how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets and net income. Raymond James noted that the discounted terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Underlying Value of the Holding Company Shares Received. Raymond James performed an analysis that compares the underlying value of the shares of the Holding Company that shareholders of Farnsworth would receive as a result of the Merger. In this analysis, the book value per share of $13.92 as of March 31, 2006 and projected earnings per share for 2006 of $0.24 were compared to the underlying book value, earnings, and dividends that each shareholder will receive as a result of the Merger. The analysis was performed using an assumed exchange ratio of 2.25 (the exchange rate prior to Sterling Bank’s recent stock dividend). Using this exchange ratio, the restated pro forma underlying book value represented by each Farnsworth share equates to $17.84, an increase of 26.2%. The pro forma underlying estimated earnings per share represented by each Farnsworth share at December 31, 2006 equates to $0.90, an increase of 275.0%. Farnsworth, at the time of the transaction announcement, was issuing dividends to common shareholders in the amount of $0.10 annually. On a pro forma basis as a result of the acquisition, each shareholder of Farnsworth common stock would receive $0.27 in dividends for each share held, an increase of 170.0%.

Using publicly available information on Farnsworth and the Holding Company and applying the capital guidelines of banking regulators, Raymond James' analysis indicated that the Merger would not permanently dilute the capital and earnings capacity of the Holding Company and would, therefore, likely not be opposed by the banking regulatory agencies from a capital perspective. Furthermore, Raymond James considered the likely market overlap and the FRB guidelines with regard to market concentration and concluded that possible antitrust issues do not exist.

Raymond James relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. Raymond James assumed that all estimates were reasonably prepared by management, and reflect their best current judgments. Raymond James did not make an independent appraisal of the assets or liabilities of either Farnsworth or the Holding Company, and has not been furnished such an appraisal.

No company or transaction used as a comparison in the above analysis is identical to Farnsworth, the Holding Company, or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.

Raymond James will be paid (1) a transaction fee of approximately $300,000 (2) reasonable out-of-pocket expenses for its services. Farnsworth has agreed to indemnify Raymond James against certain liabilities, including certain liabilities under federal securities laws.

Opinion of Sterling Bank’s Financial Advisor

Pursuant to the terms of its agreement, Janney Montgomery Scott LLC, which we will refer to as Janney, was retained by Sterling Bank to act as its financial advisor in connection with a possible business combination with Farnsworth. Sterling Bank selected Janney because of Janney’s knowledge of, experience with, and reputation in the financial services industry. Janney agreed to assist Sterling Bank in analyzing, structuring, negotiating and effecting a possible merger. Janney, as part of its investment banking business, continually engages in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Janney acted as financial advisor to Sterling Bank in connection with the proposed Merger and participated in certain of the negotiations leading to the Merger Agreement. At the June 23, 2006 meeting at which Sterling Bank’s Board of Directors considered and approved the Merger Agreement, Janney delivered to the Board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair to Sterling Bank’s shareholders from a financial point of view.

The full text of Janney’s updated opinion is attached as Appendix I to this joint proxy statement/prospectus. Sterling Bank’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Janney in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion.

Janney’s opinion speaks only as of the date of the opinion. The opinion is directed to the Sterling Bank Board of Directors and addresses only the fairness, from a financial point of view, of the Merger Agreement to Sterling Bank. It does not address any other aspect of the Merger or the underlying business decision of Sterling Bank to proceed with the Merger and is not a recommendation to any Sterling Bank shareholder as to how the shareholder should vote at the Sterling Bank annual meeting.

In rendering its opinion, Janney reviewed and considered, among other things:

● the Merger Agreement;

● publicly available financial statements and other historical financial information of Sterling Bank that Janney deemed relevant;

● publicly available financial statements and other historical financial information of Farnsworth that Janney deemed relevant;

● internal financial projections for Sterling Bank for the year ending December 31, 2006 prepared by and reviewed with management of Sterling Bank;

● internal financial projections for Farnsworth for the year ending September 30, 2006 prepared by and reviewed with management of Farnsworth;

● the pro forma financial impact of the Merger on Sterling Bank, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings;

● the publicly reported historical stock price and trading activity for Sterling Bank and Farnsworth’s common stock, including a comparison of certain financial and stock market information for Sterling Bank and Farnsworth with similar publicly available information for certain other companies, the securities of which are publicly traded;

● the financial terms of certain recent business combinations in the banking industry, to the extent publicly available;

● the current market environment generally and the banking environment in particular; and

● such other information, financial studies, analyses and investigations and financial, economic and market criteria as Janney considered relevant.

Janney also discussed with certain members of senior management of Sterling Bank the business, financial condition, results of operations and prospects of Sterling Bank and held similar discussions with certain members of senior management of Farnsworth regarding the business, financial condition, results of operations and prospects of Farnsworth.

In performing its review and in rendering its opinion, Janney relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Sterling Bank or Farnsworth or their respective representatives or that was otherwise reviewed by Janney, and assumed such accuracy and completeness for purposes of rendering its opinion. Janney further relied on the assurances of management of Sterling Bank and Farnsworth that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Janney has not been asked to and has not undertaken any independent verification of any such information and Janney does not assume any responsibility or liability for the accuracy or completeness thereof. Janney did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Sterling Bank or Farnsworth or any of their subsidiaries, or the collectibility of any such assets, nor has Janney been furnished with any such evaluations or appraisals. Janney did not make any independent evaluation of the adequacy of the allowance for loan losses of Sterling Bank or Farnsworth or any of their subsidiaries nor has Janney reviewed any individual credit files and has assumed that their respective allowances for loan losses are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

The earnings projections for Sterling Bank and Farnsworth used and relied upon by Janney in its analyses were based upon internal financial projections provided by each company. With respect to such financial projections and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the Merger furnished to Janney by Sterling Bank, Sterling Bank’s and Farnsworth’s managements confirmed to Janney that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Sterling Bank and Farnsworth, respectively, and Janney assumed for purposes of its analyses that such performances would be achieved. Janney expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections for Sterling Bank and Farnsworth were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Janney in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Janney also made numerous assumptions with respect to industry performance, business, economic and market conditions and various other matters, many of which cannot be predicted and are beyond the control of Sterling Bank and Farnsworth and Janney. The analyses performed by Janney are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Janney prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Sterling Bank Board of Directors on June 23, 2006. In addition, Janney’s opinion was among several factors taken into consideration by the Sterling Bank Board of Directors in making its decision to approve the Merger Agreement and the Merger.

Janney’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Events occurring after the date of the opinion could materially affect the opinion. Janney expressed no opinion herein as to what the value of Sterling Bank’s common stock will be when issued to Farnsworth shareholders pursuant to the Merger Agreement or the prices at which Sterling Bank or Farnsworth’s common stock may trade at any time.

In rendering its opinion, Janney performed a variety of financial analyses. The following is a summary of the material analyses prepared by Janney for its meeting with the Sterling Bank Board of Directors on June 23, 2006. The summary is not a complete description of all the analyses underlying Janney’s opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Janney believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. The financial analyses summarized below include information presented in a tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. Also, no company or transaction used in the comparable analyses listed below is identical to Sterling Bank or Farnsworth and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or Merger transactions values, as the case may be, of Sterling Bank or Farnsworth and the companies to which they are being compared.

Summary of Proposal. Janney reviewed the financial terms of the proposed transaction. Based on an implied transaction price per share of $27.50, 650,530 shares of Farnsworth common stock outstanding and 66,724 options to purchase Farnsworth, common stock at a weighted average exercise price of $8.64, Janney calculated the aggregate merger consideration to be $19.1 million.

Based upon Farnsworth’s financial information as of and for the twelve months ended March 31, 2006, Janney calculated the following ratios:

Transaction Ratios
Transaction Price / Last Twelve Months’ Earnings	69.6 x
Transaction Price / Estimated 2006 Earnings	89.2 x
Transaction Price / Stated Book Value	211.3%
Transaction Price / Stated Tangible Book Value	211.3%
Transaction Price / Total Assets	18.1%
Tangible Book Premium / Core Deposits	11.2% (1)
Premium to Market	11.3% (2)
_______________
(1) Tangible Book Premium / Core Deposits is equal to (Total Deal Consideration - Tangible Book Value) / Core Deposits. Core Deposits exclude brokered certificates of deposits and time deposits greater than $100,000.
(2) Calculated based on the closing sales price of Farnsworth’s common stock as of June 20, 2006.

For purposes of Janney’s analyses, earnings per share were based on fully diluted earnings per share.

Farnsworth Stock Trading History. Janney reviewed the history of the reported trading prices and volume of Farnsworth’s common stock and the relationship between the movements in the prices of Farnsworth’s common stock to movements in the following indices: Standard & Poor’s 500 Index, Standard & Poor’s Bank Index, the NASDAQ Bank Index and the weighted average (by market capitalization) performance of a peer group of publicly traded thrifts selected by Janney. The composition of the peer group is discussed under “—Farnsworth Comparable Company Analysis” below. During the period beginning June 20, 2005 and ended June 20, 2006, Farnsworth common stock outperformed each of the indices to which it was compared. During the period beginning June 20, 2003 and ended June 20, 2006, Farnsworth common stock outperformed each of the indices to which it was compared. The results of the indexed comparisons are as follows:

One-Year Stock Performance of Farnsworth

	Beginning Index Value June 20, 2005	Ending Index Value June 20, 2006

Farnsworth	100.00%	129.66%
Farnsworth Peer Group	100.00%	109.97%
NASDAQ Bank Index	100.00%	103.79%
S&P Bank Index	100.00%	100.78%
S&P 500 Index	100.00%	101.98%

Three-Year Stock Performance of Farnsworth

	Beginning Index Value June 20, 2003	Ending Index Value June 20, 2006

Farnsworth	100.00%	197.60%
Farnsworth Peer Group	100.00%	112.02%
NASDAQ Bank Index	100.00%	126.60%
S&P Bank Index	100.00%	120.82%
S&P 500 Index	100.00%	124.55%

Farnsworth Comparable Company Analysis.Janney used publicly available information to compare selected financial and market trading information for Farnsworth and a group of publicly traded thrift institutions headquartered in Maryland, New Jersey, New York, Pennsylvania and the District of Columbia selected by Janney. This peer group consisted of the following publicly traded thrift institutions with total assets less than $500 million:

●	American Bank Holdings, Inc.
●	Elmira Savings Bank, FBS
●	Prince George’s Federal Savings Bank
●	Rome Bankcorp, Inc.
●	Washington Savings Bank, F.S.B.
●	BUCS Financial Corp.
●	Independence Federal Savings Bank
●	Roebling Financial Corp., Inc.
●	SE Financial Corp.
●	WVS Financial Corporation

The analysis compared publicly available financial information for Farnsworth with that of each of the institutions in the peer group. The table below sets forth the data for Farnsworth and the median data for the peer group. Unless otherwise noted, financial data was as of and for the twelve months ended March 31, 2006 and market data was as of June 20, 2006. Certain financial data prepared by Janney, and as referenced in the tables presented below, may not correspond to the data presented in Farnsworth’s historical financial statements, as a result of the different periods, assumptions and methods used by Janney to compute the financial data presented. The results of this analysis are summarized in the following table.

	Farnsworth	Peer Group Median

Loans/assets	69.2%	69.2%
Borrowings/assets	0.5%	11.9%
Tangible Equity/Tangible Assets	8.58%	9.00%
Non-performing assets for more than 90 days/assets	0.15%	0.36%
Loan loss reserve/Non-performing assets for more than 90 days	341.6%	192.1%
LTM Core ROAA	0.26%	0.68%
LTM Core ROAE	2.91%	4.27%
Asset Growth Rate (year over year)	5.4%	5.4%
Loan Growth Rate (year over year)	5.3%	11.1%
Deposit Growth Rate (year over year)	6.1%	(0.4)%
Net interest margin	3.77%	3.51%
Efficiency ratio	83.87%	69.09%
Noninterest income/average assets	0.24%	0.56%
Noninterest expense/average assets	3.28%	3.26%
Price/last twelve months earnings per share	65.0%	14.7%
Price/tangible book value per share	177.4%	122.4%

Farnsworth Discounted Dividend and Terminal Value Analysis.Janney also estimated the present value of Farnsworth common stock by estimating the future stream of after-tax cash flows of Farnsworth over the period beginning December 31, 2006 and ending in December 2011. Based on discussions with Farnsworth’s management, a growth rate of approximately 4.0% was used to project earnings. To approximate the terminal value, Janney applied multiples of tangible book value ranging from 170% to 210%. The cash flows and terminal values were then discounted to present values using discount rates ranging from 11.0% to 15.0%. The discount rates were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Farnsworth’s common stock. As illustrated in the following tables, this analysis indicated an imputed range of values from $12.56 to $18.67 when applying multiples of tangible book value.

		2011 Estimated Tangible Book Value Multiple ($ per share)
		170.0%	180.0%	190.0%	200.0%	210.0%
	11.0%	$15.21	$16.07	$16.94	$17.80	$18.67
Discount	12.0%	14.48	15.31	16.13	16.96	17.78
Rate	13.0%	13.80	14.59	15.38	16.16	16.95
Range	14.0%	13.16	13.91	14.66	15.41	16.15
	15.0%	12.56	13.27	13.98	14.69	15.41

In connection with the discounted dividend and terminal value analysis performed, Janney considered and discussed with Sterling Bank’s Board of Directors how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net income and the dividend payout ratio (the percentage of earnings per share payable to shareholders). Janney noted that the discounted dividend and terminal value analysis is a widely used valuation methodology, but the results are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Comparable Transactions Analysis. Janney reviewed certain financial data related to four groups of comparable thrift transactions.

The first group of comparable transactions included 22 acquisitions announced nationwide from January 1, 2005 to June 20, 2006, involving thrift institutions with an asset size of less than $250 million (which we refer to as the Nationwide transactions). The second group of transactions included seventeen acquisitions of thrift institutions headquartered in Maryland, New Jersey, New York, Pennsylvania and the District of Columbia announced from January 1, 2004 to June 20, 2006 (which we refer to as the Mid-Atlantic transactions). The third group of comparable transactions included twelve acquisitions of thrift institutions in New Jersey & Pennsylvania announced from January 1, 2003 to June 20, 2006 (which we refer to as NJ & PA transactions). The fourth group of comparable transactions included nine acquisitions announced nationwide from January 1, 2005 to June 20, 2006 involving thrift institutions with an asset size of less than $250 million with return on average assets less than 1.0% and return on average equity less than 5.0% (which we refer to as Performance-Based transactions).

Janney reviewed the multiples of transaction price at announcement to book value, transaction price to tangible book value, transaction price to last twelve months’ earnings per share, transaction price to total assets and tangible book premium to core deposits for each transaction and computed the median multiples and premiums for the four groups of transactions. Based upon financial information for Farnsworth at and for the twelve months ended March 31, 2006 and an implied transaction value of $27.50 per share, Janney calculated the same multiples and premiums for the Merger. The table below sets forth the multiples for the Merger and median multiples for groups described above.

	Sterling /	Nationwide	Mid-Atlantic	NJ & PA	Performance
	Farnsworth	Thrift	Thrift	Thrift	Based Thrift
	Bancorp	Transactions	Transactions	Transactions	Transactions
	Transaction	Median	Median	Median	Median
Price / Book	211%	168%	198%	181%	168%
Price / Tangible Book	211%	172%	225%	194%	169%
Price / Last Twelve Months EPS	69.6x	23.3x	22.5x	38.6x	35.9x
Price / Total Assets	18.1%	17.2%	21.5%	18.8%	14.6%
Tangible book premium / Core deposits	11.2%	12.9%	20.4%	19.5%	7.9%

Sterling Bank Stock Trading History. Janney reviewed the history of the reported trading prices and volume of Sterling Bank’s common stock and the relationship between the movements in the prices of Sterling Bank’s common stock to movements in the following indices: Standard & Poor’s 500 Index, Standard & Poor’s Bank Index, the NASDAQ Bank Index and the weighted average (by market capitalization) performance of a peer group of publicly traded banks selected by Janney. The composition of the peer group is discussed under “—Sterling Bank Comparable Company Analysis” below. During the period beginning June 20, 2005 and ended June 20, 2006, Sterling Bank common stock outperformed each of the indices to which it was compared. During the period beginning June 20, 2003 and ended June 20, 2006, Sterling Bank common stock underperformed its peer group and outperformed each of the indices to which it was compared. The results of the indexed comparisons are as follows:

One-Year Stock Performance of Sterling Bank

	Beginning Index Value June 20, 2005	Ending Index Value June 20, 2006

Sterling	100.00%	112.39%
Sterling Bank Peer Group	100.00%	95.52%
NASDAQ Bank Index	100.00%	103.79%
S&P Bank Index	100.00%	100.78%
S&P 500 Index	100.00%	101.98%

Three-Year Stock Performance of Sterling Bank

	Beginning Index Value June 20, 2003	Ending Index Value June 20, 2006

Sterling	100.00%	143.13%
Sterling Bank Peer Group	100.00%	153.80%
NASDAQ Bank Index	100.00%	126.60%
S&P Bank Index	100.00%	120.82%
S&P 500 Index	100.00%	124.55%

Sterling Bank Comparable Company Analysis.Janney used publicly available information to compare selected financial and market trading information for Sterling Bank and a group of publicly traded banks headquartered in New Jersey selected by Janney. This peer group consisted of the following publicly traded banks with total assets between $250 million and $750 million:

●	1st Constitution Bancorp
●	Boardwalk Bancorp, Inc.
●	Community Partners Bancorp
●	Parke Bancorp, Inc.
●	Sussex Bancorp
●	BCB Bancorp, Inc.
●	Central Jersey Bancorp
●	First Morris Bank & Trust
●	Stewardship Financial Corporation
●	Unity Bancorp

The analysis compared publicly available financial information for Sterling Bank with that of each of the institutions in the peer group. The table below sets forth the data for Sterling Bank and the median data for the peer group. Unless otherwise noted, financial data was as of and for the twelve months ended March 31, 2006 and market data was as of June 20, 2006. Certain financial data prepared by Janney, and as referenced in the tables presented below, may not correspond to the data presented in Sterling Bank’s historical financial statements, as a result of the different periods, assumptions and methods used by Janney to compute the financial data presented. The results of this analysis are summarized in the following table:

	Sterling Bank	Peer Group Median

Loans / assets	75.8%	71.5%
Borrowings / assets	5.6%	8.0%
Tangible Equity/ Tangible Assets	9.71%	8.35%
Non performing assets for more than 90 days / assets	0.25%	0.26%
Loan loss reserve / Non-performing assets for more than 90 days	135.2%	182.4%
LTM Core ROAA	0.49%	0.81%
LTM Core ROAE	5.15%	10.06%
Asset Growth Rate (year over year)	14.1%	15.5%
Loan Growth Rate (year over year)	23.5%	21.1%
Deposit Growth Rate (year over year)	12.5%	12.5%
Net interest margin	3.79%	4.14%
Efficiency ratio	77.50%	64.40%
Noninterest income / average assets	0.20%	0.44%
Noninterest expense / average assets	2.99%	2.99%
Price / last twelve months earnings per share	31.3x	19.0x
Price / tangible book value per share	157.1%	185.6%

Sterling Bank has agreed to pay Janney a transaction fee of $150,000 in connection with the Merger, of which 33% was paid upon the signing of the Merger Agreement and the balance of which is contingent and payable upon consummation of the Merger. Sterling Bank has also agreed to reimburse certain of Janney’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Janney and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain liabilities.

Janney has in the past provided certain investment banking services to Sterling Bank and has received compensation for such services and may provide, and receive compensation for, such services in the future. Furthermore, in the ordinary course of its business as a broker-dealer, Janney may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Sterling Bank or Farnsworth for its own account or for the accounts of its customers.

Interests of Certain Persons in the Merger

General. Certain members of the management and the Board of Directors of Farnsworth have interests in the Merger that are in addition to, and may be different from, any interests they may have as shareholders of Farnsworth generally. These interests include, among others, provisions in the Merger Agreement relating to indemnification of the irectors and officers of Farnsworth, board seats, certain employee benefits and payments under certain employment agreements, as described below. The Farnsworth Board was aware of these interests in approving the Merger Agreement and the Merger.

Indemnification. Sterling Bank and the Holding Company have agreed in the Merger Agreement that for a period of six years after the Merger is completed, they will indemnify, defend and hold harmless each person entitled to indemnification from Farnsworth against all liabilities arising out of actions or omissions occurring at or prior to completion of the Merger to the maximum extent permitted by law (including advancement of expenses). In addition, Sterling Bank and the Holding Company have agreed that after the Merger is completed, it will indemnify, defend and hold harmless each person entitled to indemnification from Farnsworth against all liabilities arising out of actions or omissions occurring after completion of the Merger to the same extent and subject to the same conditions as officers, directors and employees of Sterling Bank and the Holding Company as set forth in the certificate of incorporation and bylaws of Sterling Bank and the Holding Company, under such directors’ and officers’ liability insurance policies as Sterling Bank or the Holding Company may then make available and by applicable law. Subject to certain conditions, Sterling Bank and the Holding Company have further agreed in the Merger Agreement to use their best efforts to maintain in effect for three years after completion of the Merger Farnsworth’s existing directors’ and officers’ liability insurance policy.

Board Seats. Sterling Bank and the Holding Company have agreed to appoint two individuals currently serving on the Board of Farnsworth to the Boards of Directors of Sterling Bank and the Holding Company upon completion of the Merger.

Cancellation of Options. Farnsworth has issued options to directors and officers under various option plans. At or immediately prior to the effective time of the Merger, any unvested stock options become immediately vested and exercisable. Immediately prior to the closing of the Merger, all outstanding options will be cancelled and each option holder will be entitled to receive a cash payment from Farnsworth in an amount equal to the excess of $27.50 over the per share exercise price of the option multiplied by the number of shares that may be purchased pursuant to such options, less required withholding taxes.

The following table reflects the number of options held by each director (who has options) and executive officer (who has options) and the payment that each will receive in exchange for their options (before deduction of any applicable withholding taxes), assuming the individuals do not exercise any options prior to the Merger closing.

Name	Number of Options	Total Payment for Options
Edgar N. Peppler	6,453	$119,830
George G. Aaronson, Jr.	5,110	96,422
Charles E. Adams	5,873	119,830
Joseph H. Kelly	3,299	57,502
G. Edward Koenig, Jr.	4,386	83,802
William H. Wainright, Jr.	6,766	125,286
Gary N. Pelehaty	20,874	400,617
Charles Alessi	11,803	227,792

Termination of Employee Stock Ownership Plan.The Merger Agreement provides that the Peoples Savings Bank Employee Stock Ownership Plan, or the ESOP, will be terminated as part of the Merger. As soon as practicable after the receipt of a favorable determination letter from the IRS as to the tax qualified status of the ESOP upon its termination, distributions of the benefits under the ESOP shall be made to the ESOP Participants. If the ESOP cannot obtain a favorable final determination letter, or that the amounts held therein cannot be so applied, allocated or distributed without causing the ESOP to lose its tax-qualified status, then Farnsworth before the effective time, and Sterling Bank or Sterling Bank after the effective time, will take such action as they may reasonably determine with respect to the distribution of benefits to the ESOP participants, provided that the assets of the ESOP shall be held or paid only for the benefit of the ESOP participants, as determined on the effective time. At the time distribution of benefits is made under the ESOP on or after the effective time, at the election of the ESOP Participant, the amount thereof that constitutes an “eligible rollover distribution” (as defined in the Code) may be rolled over by such ESOP Participant to any qualified Sterling Bank or Holding Company benefit plan that permits rollover distributions or to any eligible individual retirement account.

401(k) Plan.On or before the effective time, Farnsworth and Peoples will cause its 401(k) Plan to be terminated and its trust assets distributed in accordance with the plan documentation; provided, however, that no such distributions will occur until a favorable letter of determination upon termination of the plan has been received from the Internal Revenue Service or upon the consent of Sterling Bank, which consent shall not be unreasonably withheld.

Payments and Consulting Agreements with Farnsworth’s President and Chief Financial Officer. Farnsworth previously entered into employment agreements with its president and chief executive officer, Mr. Gary N. Pelahaty and its chief financial officer, Mr. Charles Alessi pursuant to which each would have been entitled to certain payments upon completion of the Merger. In connection with the execution of the Merger Agreement, each of Mr. Pelahaty and Mr. Alessi entered into Settlement Agreements with Sterling Bank pursuant to which they will receive a lump sum payment equal to $600,405 and $ 334,478, respectively assuming the Merger is completed in 2006. In addition, each also entered into Consulting and Non-Competition Agreements with Sterling Bank for a period of three years following the effective time of the Merger. Mr. Pelahaty’s agreement provides for a lump sum payment at the effective time of the Merger of $208,000 and $8,667 per month for a period of 24 months. Mr. Alessi’s agreement provides for a lump sum payment of $111,800 upon the effectiveness of the Merger and a monthly payment of $4,658 for a period of 24 months. The agreements also contain provisions limiting their competition with Sterling Bank and certain other matters.

Employee Benefit Plans. Following completion of the Merger and subject to certain conditions described below, Sterling Bank and the Holding Company have agreed that the officers and employees of Farnsworth whom Sterling Bank or the Holding Company employ will be eligible to participate in the employee benefit plans of Sterling Bank or the Holding Company, including welfare and fringe benefit plans, sick leave, vacation, holiday pay and similar payroll practices on the same basis and subject to the same conditions as are applicable to any newly-hired employee of Sterling, except that:
●	With respect to each Sterling Bank and Holding Company group health plan, Sterling Bank and the Holding Company will waive all waiting periods under those plans for pre-existing conditions; and

●
Credit for each such employee’s past service with Farnsworth prior to the completion of the Merger will be given by Sterling Bank and the Holding Company to each such employee, as if such service had been performed for Sterling Bank or the Holding Company for purposes of establishing participation in and vesting under Sterling Bank and the Holding Company’s welfare and fringe benefit plans.

The Merger Agreement

        Merger Consideration

If the Merger becomes effective, each share of Farnsworth common stock issued and outstanding immediately prior to the completion of the Merger (other than shares the holders of which have perfected dissenters’ rights of appraisal) will automatically be converted into the right to receive, at the holder’s election and subject to certain restrictions:

•	$27.50 in cash (without interest);

•
2.3625 shares (adjusted from 2.25 shares due to a 5% stock paid dividend on September 8, 2006) of Holding Company (or Sterling Bank) common stock (subject to adjustment as described below) and cash in lieu of fractional shares; or

•	a combination thereof.

The market value of Holding Company (or Sterling Bank) common stock to be received in the Merger is subject to fluctuation. Fluctuations in the market price of Sterling Bank common stock would generally result in an increase or decrease in the value of the Holding Company shares to be received by Farnsworth shareholders in the Merger. An increase in the market value of Holding Company (or Sterling Bank) common stock would generally increase the value of the Holding Company (or Sterling Bank) shares to be received by Farnsworth shareholders in the Merger. A decrease in the market value of Holding Company (or Sterling Bank) common stock would have the opposite effect. On October 31, 2006, the closing price of Sterling Bank common stock was $11.20 per share. For purposes of illustration only, the value of 2.3625 shares of Holding Company common stock on that date would be $26.46.

Under certain circumstances, the exchange ratio could be adjusted upward pursuant to certain provisions of the Merger Agreement. Pursuant to the Merger Agreement, Farnsworth will have the right to terminate the Merger Agreement if, during a 20 day period shortly before the closing date of the Merger there has been both (i) a 17.5% or greater absolute decline in the value of the Holding Company (or Sterling Bank’s) common stock price from the $11.43 starting price established in the Merger Agreement, as adjusted for stock dividends, and (ii) a 17.5% or greater decline in the value of the Holding Company (or Sterling Bank’s) common stock price relative to the change in value of a selected group of companies, referred to as the Index Group. However, if both of these conditions are met and Farnsworth makes such an election, the Holding Company may prevent the termination of the Merger Agreement by adjusting the exchange ratio upward (and thereby increasing the number of shares of the Holding Company (or Sterling Bank) common stock to be received upon exchange of Farnsworth common stock). For a description of the upward adjustment, see “—Termination of the Merger Agreement.”

The exchange ratio is also subject to appropriate adjustment in the event of certain stock splits, stock dividends, reclassifications or similar distributions effected by the Holding Company. No fractional shares of Holding Company common stock will be issued in the Merger, and in lieu thereof, each Farnsworth shareholder that otherwise would have been entitled to receive a fractional share of Holding Company (or Sterling Bank) common stock will be entitled to receive a cash payment. The cash payment for a fractional share will be based upon a price of $27.50 per share.

        Cash or Stock Election

Under the terms of the Merger Agreement, Farnsworth shareholders may elect to exchange their shares for cash, shares of Holding Company (or Sterling Bank) common stock or a combination thereof. All elections of Farnsworth shareholders are further subject to the allocation and proration provisions described in the Merger Agreement. These provisions are designed to ensure that 50% of the total number of shares of Farnsworth common stock issued and outstanding on the date of the Merger will be converted into the right to receive shares of Holding Company (or Sterling Bank) common stock and the remaining outstanding shares of Farnsworth common stock will be converted into cash. We are not making any recommendation as to whether Farnsworth shareholders should elect to receive cash or Holding Company (or Sterling Bank) common stock in the Merger. Each holder of Farnsworth common stock must make his or her own decision with respect to such election.

It is unlikely that elections will be made in the exact proportions provided for in the Merger Agreement. As a result, the Merger Agreement describes procedures to be followed if Farnsworth shareholders in the aggregate elect to receive more or less of the Holding Company (or Sterling Bank) common stock than the Holding Company agreed to issue. These procedures are summarized below.

●
If Holding Company (or Sterling Bank) Common Stock Is Oversubscribed: If Farnsworth shareholders elect to receive more Holding Company (or Sterling Bank) common stock than the Holding Company (or Sterling Bank) has agreed to issue in the Merger, then all Farnsworth shareholders who have elected to receive cash, or who have made no election, will receive cash for their Farnsworth shares and all shareholders who elected to receive Holding Company (or Sterling Bank) common stock will receive a pro rata portion of the available Holding Company (or Sterling Bank) common stock plus cash for those shares not converted into Holding Company (or Sterling Bank) common stock.

●
If Holding Company (or Sterling Bank) Common Stock Is Undersubscribed: If Farnsworth shareholders elect to receive fewer shares of Holding Company (or Sterling Bank) common stock than the Holding Company (or Sterling Bank) agreed to issue in the Merger, then all Farnsworth shareholders who have elected to receive Holding Company (or Sterling Bank) stock will receive Holding Company (or Sterling Bank) common stock and those shareholders who elected to receive cash, or who have made no election, will be treated in the following manner:

●
if the number of shares held by Farnsworth shareholders who have made no election is sufficient to make up the shortfall in the number of Holding Company (or Sterling Bank) shares that the Holding Company (or Sterling Bank) required to issue, then all Farnsworth shareholders who elected cash will receive cash, and those shareholders who made no election, will receive a combination of cash and shares of Holding Company (or Sterling Bank)  common stock in whatever proportion is necessary to make up the shortfall; or

●
if the number of shares held by Farnsworth shareholders who have made no election is insufficient to make up the shortfall, then all Farnsworth shareholders who made no election will receive shares of Holding Company (or Sterling Bank) common stock and those Farnsworth shareholders who elected to receive cash will receive a pro rata portion of cash plus Holding Company (or Sterling Bank) common stock for those shares not converted into cash.

No guarantee can be made that Farnsworth shareholders will receive the amounts of cash and/or stock they elect. As a result of the allocation procedures and other limitations outlined in this document and in the Merger Agreement, a shareholder may receive Holding Company (or Sterling Bank) common stock or cash in amounts that vary from the amounts they elected to receive.

        Election Procedures; Surrender of Stock Certificates

An election form has been separately mailed to each Farnsworth shareholder in conjunction with this joint proxy statement/prospectus. The election form allows each Farnsworth shareholder to elect to receive cash, Holding Company (or Sterling Bank) common stock, or a combination of cash and Holding Company (or Sterling Bank) common stock, or elect no preference with respect to the merger consideration he/she wishes to receive. Please submit the completed election form and Farnsworth stock certificates in the envelope marked “Election” that you receive with the election form.

Stock Trans, Inc. will act as exchange agent in the Merger and will process the exchange of Farnsworth stock certificates for cash and/or Holding Company (or Sterling Bank) common stock. To make a valid election, a Farnsworth shareholder must submit a properly completed election form, along with their Farnsworth stock certificates representing all shares of Farnsworth common stock covered by the election form (or an appropriate guarantee of delivery) to the exchange agent before 4:00 p.m., local time, on December 13, 2006. Shortly after the Merger, the exchange agent will allocate cash and Holding Company (or Sterling Bank) common stock among Farnsworth shareholders, consistent with their elections and the allocation and proration procedures set forth in the Merger Agreement. If the shareholder does not submit an election form, he/she will receive instructions from the exchange agent on how to surrender his/her Farnsworth stock certificates after the Merger is completed. Do not forward your Farnsworth stock certificates in the envelope with your proxy cards but rather in the envelope with your election form.

A Farnsworth shareholder may change his/her election at any time prior to the election deadline by written notice accompanied by a properly completed and signed revised election form received by the exchange agent prior to the election deadline. In addition, a Farnsworth shareholder may revoke his/her election by written notice received by the exchange agent prior to the election deadline or by withdrawal of his/her stock certificates by written notice prior to the election deadline. All elections will be revoked automatically if the Merger Agreement is terminated. If a shareholder has a preference for receiving either Holding Company (or Sterling Bank) stock and/or cash for his/her Farnsworth stock, the shareholder should complete and return the election form. If the shareholder does not make an election, he/she will be allocated Holding Company (or Sterling Bank) common stock and/or cash depending on the elections made by other shareholders.

If stock certificates for Farnsworth common stock are not immediately available to a Farnsworth shareholder or if he/she is unable to send the election form and other required documents to the exchange agent prior to the election deadline a valid election may be made, if:

●
elections are made by or through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the United States;

●
the exchange agent receives, prior to the election deadline, a properly completed and duly executed notice of guaranteed delivery substantially in the form provided with the election form (delivered by hand, mail, overnight courier, telex or facsimile transmission); and

●
the exchange agent receives, prior to the third business day before the election deadline, the certificates for all exchanged Farnsworth shares, or confirmation of the delivery of all such certificates into the exchange agent’s account with the Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.

Farnsworth shareholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of Farnsworth common stock designated as non-election shares.

Farnsworth shareholders who hold their shares of common stock in “street name” through a bank, broker or other financial institution, and who wish to make an election, should seek instruction of how to make an election from the institution holding their shares.

The Holding Company (or Sterling Bank) will deposit with the exchange agent the shares of Holding Company (or Sterling Bank) common stock and cash to be issued to Farnsworth shareholders in exchange for the shares of Farnsworth common stock. Within five business days after completion of the Merger, the exchange agent will mail to Farnsworth shareholders who did not submit election forms or who revoked such forms, a letter of transmittal, together with instructions for the exchange of their Farnsworth stock certificates for the merger consideration. Until a shareholder’s Farnsworth stock certificates are surrendered for exchange, the shareholder will not be paid dividends or other distributions declared after the Merger with respect to any Holding Company (or Sterling Bank) common stock into which the shareholder’s Farnsworth shares have been converted. No interest will be paid or accrued to Farnsworth shareholders on the cash consideration, cash in lieu of fractional shares or unpaid dividends, if any. After the completion of the Merger, there will be no further transfers of Farnsworth common stock. Farnsworth stock certificates presented for transfer after the completion of the Merger will be canceled and exchanged for the merger consideration.

If a shareholder’s Farnsworth stock certificates have been either lost, stolen or destroyed, the shareholder will have to prove his/her ownership of these certificates and that they were lost, stolen or destroyed before he/she receives any consideration for his/her shares. The shareholder must call the exchange agent at (610) 649-7300 to receive additional documentation (an affidavit of lost certificate(s) and an indemnity agreement) that he/she must complete and return with his/her election form prior to the election deadline or such shares will be designated as non-election shares. In addition to agreeing to indemnify and hold the Holding Company (or Sterling Bank) harmless in respect of such certificate(s), the shareholder will be required to purchase an indemnity bond for such certificate(s).

None of the Holding Company, Farnsworth, Sterling Bank the exchange agent or any other person will be liable to any Farnsworth shareholder for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         Effect of the Merger on Farnsworth Stock Options

At the effective time of the Merger, all rights with respect to Farnsworth shares issuable upon the exercise of outstanding Farnsworth stock options granted by Farnsworth under Farnsworth’s stock option plans will be cancelled and converted into the right to receive a cash payment equal to the difference between $27.50 and the per share exercise price multiplied by the number of shares that may be purchased pursuant to the option.

         Timing of Completion of the Merger

The parties are working toward completing the Merger as soon as possible. Assuming that the Merger is approved by the Farnsworth shareholders and by all applicable regulatory authorities, the parties anticipate that completion of the Merger will occur in the fourth quarter of 2006. The Merger cannot be completed unless and until:

●	shareholders of Farnsworth and Sterling Bank (if necessary) approve the Merger Agreement;

●	all conditions to the Merger have been waived or satisfied; and

●	the Merger has been approved by the FRB and the New Jersey Department of Banking and Insurance

The Merger timing may be affected by the timing of the regulatory review of any application for approval of the Merger. For a more detailed discussion of the regulatory procedures and any potential effects on the timing of the completion, see “Regulatory Approvals” immediately following.

        Regulatory Approvals

In addition to the approval of the Merger Agreement by the Farnsworth shareholders, the Merger and the transactions contemplated by the Merger Agreement are subject to the receipt of all requisite approvals by federal and state regulatory authorities.

Federal Reserve Board.  Sterling Bank’s Reorganization and the Merger with Farnsworth are subject to the prior approval of the FRB under Section 3 of the Bank Holding Company Act of 1956, as amended. The subsequent merger of Farnsworth’s bank subsidiary into Sterling Bank is subject to the prior approval of the FRB under the Bank Merger Act. The FRB may not approve any of these transactions if they would result in a monopoly or otherwise be anti-competitive. The FRB is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served and the effectiveness of the parties in combating money-laundering activities. Under the Community Reinvestment Act of 1977, the FRB also must take into account the record of performance of the parties in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by them. Applicable regulations require publication of notice of an application for approval of the Merger and an opportunity for the public to comment on the application in writing and to request a hearing.

A period of not less than 15 days must expire following approval by the FRB, within which period the United States Department of Justice may file objections to the Merger under the federal antitrust laws. Although we believe that the likelihood of such action by the Department of Justice is remote in this Merger, there can be no assurance that the Department of Justice will not initiate such a proceeding. If such a proceeding is instituted or a challenge is made, we cannot ensure a favorable result.

New Jersey Commissioner of Banking and Insurance.  Sterling Bank’s Reorganization has been approved by the New Jersey Commissioner of Banking and Insurance under the New Jersey Banking Act. The merger of Farnsworth’s banking subsidiary into Sterling Bank is subject to the prior approval of the New Jersey Commissioner.

Neither Farnsworth nor Sterling Bank is aware of any other material governmental or regulatory approvals or actions that are required to complete the Merger, other than those described above. Sterling Bank and Farnsworth have filed all required applications and notices in connection with these transactions. Should any other approval or action be required, it is the current intention of both parties to obtain those approvals or actions. Any approval received from the FRB or any other governmental agency reflects only that the agency’s view that the Merger does not contravene the competitive standards imposed by applicable law and regulation, and that the Merger is consistent with applicable regulatory policies relating to the safety and soundness of the banking industry. The approval of the Merger by the FRB and other regulatory authorities is not an endorsement or recommendation of the Merger.

         Conditions to be Satisfied or Waived Before the Merger Can Be Completed

Neither Farnsworth nor Sterling Bank is required to complete the Merger unless various conditions have either been satisfied or, where appropriate, waived by the party in whose favor the condition is granted. These conditions include, among others, the following:

●	the approval of the Merger by the shareholders of Farnsworth;

●	the receipt and effectiveness of all required regulatory approvals and the expiration of all related waiting periods;

●
there are no actual or threatened causes of action, investigations or proceedings that (i) challenge the validity or legality of the Merger Agreement or the Merger, (ii) seek damages in connection with the Merger or (iii) seek to restrain or invalidate the Merger, and which would be expected to have a material adverse effect on either of the parties;

●
the registration statement with respect to the shares of Holding Company common stock to be issued in the Merger shall have been declared effective and no stop orders suspending the effectiveness of such registration shall have been issued or proceedings to do so initiated;

●
the representations and warranties of each of the parties are accurate in all material respects, except for the parties’ representations regarding capitalization, which shall be accurate except to an immaterial extent, and the obligations and agreements made by all parties have been fully performed;

●	receipt by Farnsworth and the Holding Company of an opinion of the Holding Company’s counsel regarding the tax effects of the Merger and the exchange of various closing certificates;

●	each party shall have obtained all necessary thirty party consents to the Merger except for those consents which would not have a material adverse effect on such party or the completion of the Merger;

●
the absence of any action, statute, rule, regulation or order made applicable to the Merger by any regulatory authority or in connection with any required regulatory consent which, in the judgment of Sterling Bank or the Holding Company, imposes any material adverse requirement upon Sterling Bank or the Holding Company; and

●
the shares issued by the Holding Company or Sterling Bank in connection with the Merger shall have been duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights and shall have been approved for listing on the Nasdaq Capital Market.

        Conduct of Business by Farnsworth Pending the Merger

Farnsworth has agreed that until the Merger is completed it will not, without first obtaining Sterling Bank or the Holding Company’s written consent:

●	amend its organizational documents or the organizational documents of any subsidiary;

●	issue any additional shares of Farnsworth common stock except pursuant to outstanding options;

●	issue or grant any options, warrants or other rights to purchase shares of Farnsworth capital stock;

●
declare dividends or other distributions on shares of Farnsworth common stock, except that Farnsworth may declare and pay its regular semi-annual cash dividend of up to $0.05 per share prior to completion of the Merger consistent with past practices;

●	except for deposit liabilities, FHLB borrowings or short-term borrowings in the ordinary course of business, incur any material liability or indebtedness, directly or as guarantor;

●	make any capital expenditures individually in excess of $15,000 individually or $50,000 in the aggregate;

●	sell or otherwise dispose of any real property (including other real estate owned) or any interest in real property;

●
except as otherwise provided in the Merger Agreement, pay any bonuses to officers, directors and employees or increase the compensation of officers, directors and employees other than for ordinary course salary increases;

●
except as required by law or as previously disclosed to the Holding Company and Sterling Bank, enter into any new or amend any existing employment, consulting, non-competition or independent contractor agreement, amend any incentive bonus or commission plan, or adopt or amend in any material respect any existing employee benefit plan;

●	enter into or extend any agreement, lease or license relating to property or data processing or bankcard functions;

●	acquire five percent (5%) or more of the assets or equity securities of any entity or acquire direct or indirect control of any entity;

●	originate, purchase, extend or grant any loan other than in the ordinary course of business;

●	file any applications or make any contracts for new branch offices;

●	form any new subsidiaries or materially change the activities conducted by existing subsidiaries;

●	change the interest paid on time deposits or on certificates of deposit, except in accordance with past practices; or

●	change any method of accounting principles or practices other than as required by applicable law, generally accepted accounting principles or regulatory accounting principles.

        Other Covenants and Agreements

Mutual Agreements.  Farnsworth, Sterling Bank and the Holding Company have agreed that each will:

●	conduct its business in the usual, regular and ordinary course of business consistent with past practices, prudent banking principles and in compliance in all material respects with applicable law;

●	use its best efforts to maintain and preserve intact its business organization, employees, goodwill with customers and business relationships and retain the services of its officers and key employees;

●
except as required by law, refrain from taking any action that would adversely affect or delay the ability of the parties to obtain all required regulatory approvals or any other consent required for consummation of the Merger or to perform its respective obligations under the Merger Agreement;

●	refrain from taking any action that is intended or reasonably expected to result in any of the conditions to the Merger to not be satisfied;

●	knowingly commit any act or omission which constitutes a breach or default under any agreement with any regulatory authority or under any material contract;

●	knowingly take any action that would, or would reasonably be expected to, prevent the Merger from having the expected tax consequences;

●	enter into any new material line of business;

●
knowingly take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect at any time at or prior to the effective time, or (ii) a material violation of any provision of the Merger Agreement, except in each case as may be required by applicable law or regulation;

●	use its best efforts to take all actions required under the Merger Agreement to permit the Merger to be completed at the earliest possible date;

●	cooperate in furnishing information for the preparation and filing of this document;

●
cooperate in the preparation and filing of any regulatory application required to be filed with respect to the Merger and to file such applications within 60 days after the date of the Merger Agreement;

●	not publish any news release or other public announcement or disclosure about the Merger without the consent of the other, unless such disclosure is required by law or regulation;

●
if the Merger is not completed, for a period of two years after the Merger Agreement is terminated, keep as confidential all information relating to, and provided by the other, except as may be required by law and with respect to information that is already in the public domain;

●	provide each other with access to information and employees and copies of periodic financial statements;

●	promptly notify the other of any event, condition or occurrence which may cause any of its representations and warranties in the Merger Agreement to not be true and correct in all material respects;

●	promptly notify the other of any event, condition or occurrence which, individually or in the aggregate has or is reasonably likely to have a material adverse effect on such parties; and

●	promptly notify the other of any communication from a third party alleging that the consent of such third party is or may be required in connection with the Merger.

Agreements of Sterling Bank and the Holding Company.  Sterling Bank and the Holding Company have agreed to take all actions necessary to register, or obtain valid exemptions from registration, pursuant to applicable federal and state securities laws all shares of the Holding Company common stock that the Holding Company will issue in the Merger. In addition, Sterling Bank and the Holding Company have agreed to cause these additional shares of Holding Company common stock to be listed on the Nasdaq Capital Market.

Sterling Bank has also agreed to take all action necessary to hold a meeting of its shareholders to vote on the Reorganization. Further, in the event the Sterling Bank shareholders do not approve the Reorganization, Sterling Bank will be obligated to hold another meeting of its shareholders to vote on a proposal to approve the Merger without the Holding Company. Any such subsequent meeting must be held within 75 days of the date of the first meeting; provided, that Sterling Bank will not be obligated to hold such a meeting if, after an evaluation of the results of the first meeting and based on the advice of its proxy solicitation advisor, Sterling Bank reasonably believes in good faith that the Merger will not be approved and Farnsworth consents in writing to not submitting the Merger at a subsequent meeting.

Sterling Bank and the Holding Company have also agreed that all of the Farnsworth employees and officers who are employed by Sterling Bank or the Holding Company after the Merger is completed will be eligible to participate in Sterling Bank and the Holding Company’s employee benefit plans on the same basis and subject to the same conditions as are applicable to any newly-hired employee of Sterling Bank or the Holding Company, provided, however, that any waiting periods for pre-existing conditions under the health insurance plan shall be waived to the extent that such conditions were previously covered under Farnsworth’s plan and credit for deductibles paid in the current calendar year shall be given. Such employees and officers will receive credit for their period of service as employees of Farnsworth for purposes of determining vacation, severance, sick leave and other leave benefits and accruals and for establishing eligibility for participation in and vesting under Sterling Bank and the Holding Company’s welfare and fringe benefit plans.

Agreements of Farnsworth.  Farnsworth has agreed that from the date the Merger Agreement was entered into until the completion of the Merger, it will keep Sterling Bank and the Holding Company informed of current information as follows and confer on a regular basis with Sterling Bank and the Holding Company and report the general status of its ongoing operations.

Farnsworth has agreed to take the necessary steps to call a special meeting of its shareholders to vote on approval of the Merger and use its best efforts to obtain shareholder approval of the Merger, including the board of directors’ recommendation to the Farnsworth shareholders that the Merger be approved. Farnsworth has agreed that if all conditions to completion of the Merger have been satisfied or waived, it will immediately before completion of the Merger make such reserves and accruals as reasonably requested by Sterling Bank and the Holding Company in order to conform Farnsworth’s loan, accrual, reserve and other accounting policies to Sterling Bank’s policies.

No Solicitation.Farnsworth has agreed that it will not directly, nor ask anyone to (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making or proposal that constitutes, or is reasonably likely to lead to, an acquisition proposal; (ii) enter into any agreement with respect to an acquisition proposal; (iii) participate in any discussions or negotiations regarding an acquisition proposal, or (iv) make or authorize any statement or recommendation in support of any acquisition proposal.

Despite this restriction, Farnsworth may do so in response to an unsolicited acquisition proposal if:

●	the Farnsworth board reasonably determines in good faith after consultation with its outside legal counsel that it is required to do so in order for the board to comply with its fiduciary duties;

●	the Farnsworth board determines that the acquisition proposal constitutes a “superior proposal” as such term is defined below; and

●	Farnsworth provides notice to Sterling Bank and the Holding Company of its intention to do so.

A “superior proposal” is defined in the Merger Agreement as:

●
a bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Farnsworth common stock then outstanding or all or substantially all of the assets of Farnsworth and otherwise;

●
on the terms which the Farnsworth board determines in good faith, after consultation with its financial advisor(s), to be more favorable from a financial point of view to Farnsworth’s shareholders than the Merger;

●
a transaction that, in the good faith judgment of the Farnsworth board is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal; and

●
for which financing, to the extent required, is then committed or which in the good faith judgment of the Farnsworth board based on written advice from its financial advisor is likely to be obtained by such third party.

Farnsworth Board’s Covenant to Recommend Approval. The Merger Agreement requires the Farnsworth Board of Directors to recommend to the Farnsworth shareholders that the Merger Agreement be approved provided that its financial advisor was able to issue an updated “fairness opinion” within five days of the date of mailing of this joint proxy statement/prospectus. The Farnsworth Board may withhold, withdraw or amend this recommendation if the Board of Directors determines, after consultation with outside legal counsel, that such action is legally required in order for the board to comply with its fiduciary duties under applicable law.

         Waiver and Amendment

Prior to or at the effective time of the Merger, either party may: (1) waive any default in the performance of any term of the Merger Agreement by the other; and (2) waive or extend the time for compliance or fulfillment by the other of any and all of the other’s obligations, except with respect to any condition that, if not satisfied, would result in the violation of any law or any applicable governmental regulation. The Merger Agreement may be amended if Sterling Bank, the Holding Company and Farnsworth execute a written document that amends the existing terms of the Merger Agreement.

         Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger may be abandoned any time prior to the effective time if the parties mutually consent to the termination. The Merger Agreement may also be terminated and the Merger abandoned at any time before the Merger is completed by Sterling Bank, the Holding Company or Farnsworth if:

●
the Merger has not been completed by March 31, 2007; provided the failure to complete it by such date is not caused by a breach of any of the representations, warranties, covenants or agreements under the Merger Agreement by the party seeking to terminate;

●
any of the representations and warranties of the other party are not true and correct, the inaccuracy would constitute a “material adverse effect” (except for the representations and warranties relating to capitalization, which must be true and correct except to an immaterial extent), and the inaccuracy cannot be, or has not been, cured within 30 days after written notice to breaching party of such inaccuracy has been given; provided the party wishing to terminate is not also in material breach of any representation or warranty or covenant or agreement;

●
the other party materially breaches any of its covenants, obligations or agreements and the breach cannot be, or has not been, cured within 30 days after written notice to breaching party has been given; provided the party wishing to terminate is not also in material breach of any representation or warranty or covenant or agreement;

●	a regulatory authority denies approval of the Merger by final nonappealable action or if any action taken by a regulatory authority is not appealed within the time limit for appeal;

●	Farnsworth’s or Sterling Bank’s shareholders fail to approve the Merger Agreement;

●
if the other party fails to hold a shareholders’ meeting to vote on the approval of the Merger Agreement within 60 days of the registration statement being declared effective by the Securities and Exchange Commission;

●
by Sterling Bank or the Holding Company if Farnsworth’s Board of Directors fails to recommend approval of the Merger Agreement or withdraws or changes such recommendation in any manner adverse to Sterling Bank or the Holding Company; or

●
by Farnsworth, if it receives an unsolicited takeover proposal and determines in good faith that such proposal constitutes a “superior proposal” and enters into a definitive agreement with respect to such superior proposal, provided that Farnsworth may only terminate enter into a new agreement not earlier than 72 hours after giving notice to the Holding Company.

Additionally, Farnsworth will have the right to terminate the Merger Agreement at any time during the five day period commencing two business days after the Determination Date (which is defined as the 10th trading day prior to the date the Merger is completed) if there is both (i) a 17.5% absolute decline in the value of the Holding Company (or Sterling Bank’s) common stock price from the $12.00 starting price established in the Merger Agreement and (ii) a 17.5% decline in the value of the Holding Company (or Sterling Bank’s) common stock price relative to the change in value of a group of 20 companies, referred to as the Index Group.

Specifically, the Merger Agreement provides that Farnsworth may elect to terminate the Merger Agreement if both of the following occur:

●
the average closing price of the Holding Company (or Sterling Bank’s) common stock for the 20 consecutive trading days ending on the 10th trading day prior to the closing date (this is referred to as the “Average Closing Price”) is less than $9.43, as adjusted for stock dividends, recapitalizations, and similar changes, and

●
the ratio of the Average Closing Price to the June 22, 2006 Holding Company (or Sterling Bank) closing price of $11.43, as adjusted for stock dividends, (such ratio is referred to as the “Sterling Ratio”) is 17.5% less than the Index Ratio. The Index Ratio is defined as the ratio of (a) the average closing prices for the 20 companies in the Index Group on the 10th trading day prior to the closing date (weighted in accordance with the respective market capitalizations of the 20 companies) to (b) the average closing prices for the 20 companies in the Index Group on June 22, 2006 (weighted in accordance with the respective market capitalizations of the 20 companies).

However, if both of the conditions are met and Farnsworth makes such an election, the Holding Company (or Sterling Bank) may prevent the termination of the Merger Agreement by increasing the per share stock consideration (and thereby increasing the number of shares of Holding Company (or Sterling Bank) stock to be received upon exchange of Farnsworth common stock). If Farnsworth elects to terminate the Merger Agreement pursuant to the provision described above, it must give notice to the Holding Company (or Sterling Bank) within the aforementioned five day period. During the five day period commencing with its receipt of such notice, the Holding Company has the option of increasing the per share stock consideration to the lesser of:

●	the price equal to a quotient, the numerator of which is the product of $9.43 multiplied by the per share stock consideration and divided by the Average Closing Price, or

●	the price equal to the Index Ratio multiplied by 2.3625 divided by the Sterling Ratio.

If the Merger Agreement is terminated, it will become void and have no effect, except that some of the provisions of the Merger Agreement may continue after the termination. Provisions requiring the parties to keep confidential any information they have obtained, other than through publicly available sources, about the other party will also continue after termination of the Merger Agreement. In the event the Merger Agreement is terminated, each party will still remain liable for any uncured willful breach of any of its representations, warranties, covenants or other agreements that gave rise to the termination.

         Termination Fee

Farnsworth may be obligated to pay Sterling Bank and the Holding Company a termination fee of $900,000 in certain circumstances if the Merger Agreement is terminated. Specifically, the termination fee would be due if:

●	the Merger Agreement is terminated by Farnsworth in order to enter into an agreement for a “superior proposal;” or

●
(A) an acquisition proposal (as defined below) is offered, presented or proposed to Farnsworth or its shareholders, and thereafter the Merger Agreement and the Merger are disapproved by Farnsworth or by the shareholders of Farnsworth, or (B) the Holding Company (or Sterling Bank) terminates the Merger Agreement as a result of the Farnsworth board’s failure to recommend approval of the Merger Agreement or the board’s withdrawal or modification of the recommendation, and, in the case of both (A) and (B), an acquisition proposal is consummated or a definitive agreement is entered into by Farnsworth relating to an Acquisition Proposal within 12 months of the date thereof.

For purposes of this provision, the term “acquisition proposal” is defined generally as any merger, consolidation or similar transaction involving 10% or more of the assets of Farnsworth or for 25% or more of the outstanding shares of Farnsworth common stock.

Dissenters’ Rights

Farnsworth is a New Jersey corporation. New Jersey Law provides that dissenters' rights are available to shareholders of a corporation in a merger if such shareholders are to receive as consideration in the merger shares of stock of another corporation that are not, as of the record date, listed on a national securities exchange or held of record by more than 1,000 shareholders. Dissenters' rights are available to Farnsworth’s shareholders in connection with the proposed Merger because the shares of the Holding Company stock are neither listed on a national securities exchange nor held of record by more than 1,000 shareholders.

If the Merger is not consummated for any reason, the demand for appraisal will be of no effect. Any shareholder who objects to the Merger may seek the remedies provided in Section 14A:11 of the New Jersey statutes. The following summary of this law does not purport to be complete and is qualified in its entirety by reference to Appendix E hereto, which contains the complete text of this law.

A shareholder wishing to demand appraisal rights must file with the Corporate Secretary of Farnsworth, 789 Farnsworth Avenue, Bordentown, New Jersey 08505, a written notice of dissent stating that such shareholder intends to demand payment for his or her shares if the Merger is completed. This objection to the Merger must be received by the Secretary before the vote is taken at the Farnsworth meeting. Voting against the Merger, by proxy or otherwise, is not sufficient to enable a shareholder to perfect the rights of a dissenting shareholder. However, any shareholder who files the required notice of dissent and votes in favor of the Merger, whether in person or by proxy (including those shareholders who return the enclosed proxy card executed but without a designation as to the vote on the Merger) will be deemed to have waived the right to qualify as a dissenter.

Within 10 days after the effective date of the Merger, the Holding Company (or Sterling Bank) , as the surviving corporation, will give written notice of the effective date of the consummation of the Merger by certified mail to each shareholder who filed written notice of dissent and who did not vote in favor of the Merger. A dissenting shareholder who filed a timely written objection and did not vote in favor of the Merger, must within 20 days of the mailing of such notice, make written demand on the Holding Company for payment of the fair value of his or her shares. Within 20 days of demanding payment for his or her shares, a dissenting shareholder must submit the certificate(s) for his or her shares to the Holding Company for notation thereon that a demand for payment has been made, after which the certificate(s) will be returned to the shareholder. If those shares are transferred, each new certificate issued for such shares shall bear similar notation, and the transferee shall acquire the rights the dissenting shareholder had. If the shareholder does not submit the stock certificate(s) for notation, the Holding Company (or Sterling Bank) may elect to terminate the shareholder's appraisal rights.

Once made, a demand for payment cannot be withdrawn except with the consent of the Holding Company (or Sterling Bank). A dissenting shareholder's right to payment of fair value shall terminate (a) if the Merger is abandoned, (b) if the approval of the Merger is rescinded or (c) if a court of competent jurisdiction determines that the shareholder is not entitled to payment. Upon withdrawal or upon termination of the right to be paid fair value, such person's status as a shareholder will be restored retroactively.

Unless a shareholder files a written notice of dissent prior to the vote on the Merger and also makes demand for the payment of the fair value of such shares within the applicable time period, the shareholder will be conclusively presumed to have consented to the Merger and will be bound by the terms of the Merger. Purchasers of shares as to which dissenters' rights have been exercised are bound by that exercise and acquire no rights in the Holding Company other than the appraisal rights of a dissenting shareholder.

Not later than 10 days after the expiration of the period within which shareholders must make written demand for payment, the Holding Company (or Sterling Bank) will deliver to dissenting shareholders a statement of financial condition, a statement of shareholders' equity, and a statement of income as of and for the latest available date, but dated not more than 12 months prior to such delivery. The Holding Company (or Sterling Bank) may include with such statements an offer for payment of a specified price deemed fair value by the Holding Company (or Sterling Bank) (the offer).

If the fair value of the shares can be agreed upon between the Holding Company (or Sterling Bank) and a dissenting shareholder within 30 days after the offer is made (the negotiation period), the Holding Company (or Sterling Bank) shall pay the agreed value to that shareholder upon surrender of the certificates of that shareholder. If the shareholder and the Holding Company (or Sterling Bank) cannot agree to a fair value during the negotiation period, the shareholder may make written demand upon the Holding Company (or Sterling Bank) not later than 30 days after the expiration of the negotiation period for commencement of a judicial determination of fair value, and the Holding Company (or Sterling Bank) would have to commence such determination proceeding within 30 days of such demand. If the Holding Company (or Sterling Bank) fails to commence the judicial proceeding within that time, any dissenting shareholder may commence in the name of the Holding Company (or Sterling Bank) not later than 60 days after such failure.

Under New Jersey law, the costs and expenses of a judicial proceeding shall be determined by the court and shall be apportioned and assessed upon the parties as the court may find equitable.

No notification of the beginning or end of any statutory period will be given by the Holding Company (or Sterling Bank) any dissenting shareholder except as required by law.   Shareholders who are considering dissenting and claiming an appraisal remedy are urged to consult their own legal counsel.

Material Federal Income Tax Consequences of the Merger

The following is a discussion of the material United States federal income tax consequences of the Merger to Sterling Bank, the Holding Company, Farnsworth and holders of Farnsworth common stock (each, a “Farnsworth shareholder”). The discussion is based upon the Code, IRS Treasury regulations, IRS rulings, and judicial and administrative decisions in effect as of the date of this document. This discussion assumes that Farnsworth common stock is generally held as a capital asset within the meaning of Section 1221 of the Code.

No information is provided with respect to the tax consequences of the Merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of Farnsworth shareholders, including but not limited to:

(a)	certain corporations, certain foreign trusts, mutual funds, dealers in securities or foreign currencies, financial institutions, insurance companies or tax exempt organizations;

(b)	persons who are not United States citizens, resident aliens of the United States or domestic entities (partnerships or trusts);

(c)
persons who are subject to alternative minimum tax (to the extent such tax affects the income tax consequences of the Merger), who elect to apply a mark-to-market method of accounting or who are subject to the “golden parachute” provisions of the Code (to the extent such provisions affect the tax consequences of the Merger);

(d)
holders of options granted by Farnsworth, or persons who acquired Farnsworth stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restrictions related to employment;

(e)	persons who do not hold their Farnsworth shares as capital assets; or

(f)	persons who hold their Farnsworth shares as part of a “hedge,” “constructive sale,” “straddle,” or “conversion transaction” or other “integrated transaction.”

Classification as a Reorganization.The Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Federal Income Tax Consequences to Sterling Bank, the Holding Company, Farnsworth and Shareholders of the Holding Company.  No gain or loss will be recognized by Sterling Bank, the Holding Company, Farnsworth or any shareholders of the Holding Company as a result of the Merger.

Federal Income Tax Consequences to Farnsworth Shareholders.  The United States federal income tax consequences of the Merger to a Farnsworth shareholder, generally, will depend on whether such Farnsworth shareholder exchanges its Farnsworth common stock for cash, Holding Company (or Sterling Bank) common stock or a combination of cash and Holding Company (or Sterling Bank) common stock.

●
Exchange Solely for Holding Company (or Sterling Bank) Common Stock.. A Farnsworth shareholder will not recognize taxable gain or loss upon the exchange of Farnsworth common stock for Holding Company common stock (as discussed below).

●
Exchange for Part Cash and Part Holding (or Sterling Bank) Company Common Stock.. A Farnsworth shareholder who receives part cash (not including cash received instead of a fractional share of Holding Company (or Sterling Bank) common stock) and part Holding Company (or Sterling Bank) common stock in exchange for Farnsworth common stock will recognize taxable gain (but not loss) in an amount, if any, equal to the lesser of: (i) the excess of the sum of the amount of cash and the fair market value of Holding Company (or Sterling Bank) common stock received in the Merger over the holder's adjusted tax basis in the shares of Farnsworth common stock (not including any tax basis allocable to any fractional shares of Holding Company (or Sterling Bank) common stock for which an Farnsworth shareholder is paid in cash) surrendered by the holder, or (ii) the amount of cash received by the holder in the Merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any taxable gain to a Farnsworth shareholder on the exchange of Farnsworth common stock will generally be treated as capital gain (either long-term or short-term capital gain depending on the shareholder's holding period for the Farnsworth common stock). If, however, the cash received has the effect of the distribution of a dividend (as discussed below), the gain will be treated as a dividend to the extent of the holder's ratable share of accumulated earnings and profits of Farnsworth as calculated for federal income tax purposes.

●
Exchange Solely for Cash.. A Farnsworth shareholder who receives solely cash in exchange for Farnsworth common stock will recognize gain or loss in an amount, if any, equal to the difference between the cash received and the holder's adjusted tax basis in the shares of Farnsworth common stock surrendered by the holder. Any taxable gain to an Farnsworth shareholder on the exchange of Farnsworth common stock will generally be treated as capital gain, either long-term or short-term capital gain, depending on the shareholder's holding period for the Farnsworth common stock.

●
Exchange of Cash in Lieu of Fractional Share. A Farnsworth shareholder who receives cash instead of a fractional share of Holding Company (or Sterling Bank) common stock will generally be treated as having received such fractional share and then having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the Farnsworth shareholder's aggregate adjusted tax basis of the Farnsworth shares exchanged in the Merger which is allocable to the fractional share of Holding Company (or Sterling Bank) stock. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Farnsworth common stock is more than one year at the effective time of the Merger.

●
Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the Farnsworth shareholder's deemed percentage stock ownership in the Holding Company (or Sterling Bank). For purposes of this determination, the Farnsworth shareholder is treated as if it first exchanged all of its shares of Farnsworth common stock solely for Holding Company (or Sterling Bank) common stock and then Holding Company immediately redeemed, which we refer to in this document as the “Deemed Redemption,” a portion of the Holding Company (or Sterling Bank) common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as a capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the Farnsworth shareholder or (2) “not essentially equivalent to a dividend.”

The Deemed Redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether a Deemed Redemption is “not essentially equivalent to a dividend” with respect to a Farnsworth shareholder will depend upon the Farnsworth shareholder's particular circumstances. At a minimum, however, in order for the Deemed Redemption to be “not essentially equivalent to a dividend,” the Deemed Redemption must result in a “meaningful reduction” in the Farnsworth shareholder's deemed percentage stock ownership of the Holding Company (or Sterling Bank). In general, that determination requires a comparison of: (1) the percentage of the outstanding stock of the Holding Company (or Sterling Bank) that the Farnsworth shareholder is deemed actually and constructively to have owned immediately before the Deemed Redemption and (2) the percentage of the outstanding stock of the Holding Company (or Sterling Bank) actually and constructively owned by the Farnsworth shareholder immediately after the Deemed Redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder's option to purchase such stock in addition to the stock actually owned by the holder. Farnsworth shareholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of Farnsworth common stock will be treated as a dividend.

The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a meaningful reduction.

Backup Withholding. Payments of cash to a holder surrendering shares of Farnsworth common stock will be subject to information reporting and backup withholding (whether or not the holder also receives Holding Company (or Sterling Bank) common stock) at a rate of 28% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Any amounts withheld from payments to a holder under the backup withholding rules may be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service. Each holder of Farnsworth common stock should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedures for claiming such exemption.

It is a condition to the obligation of Sterling Bank, the Holding Company and Farnsworth to complete the Merger that Sterling Bank, the Holding Company and Farnsworth will have received an opinion of Dilworth Paxson LLP, special counsel to Sterling Bank and the Holding Company, dated as of the completion of the Merger with respect to certain conditions. Such opinion will state that:

(1)	the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

(2)	no taxable gain or loss will be recognized by Sterling Bank, the Holding Company or Farnsworth as a result of the Merger; and

(3)
any gain (but not loss) realized in the Merger will be recognized by the shareholders of Farnsworth only to the extent of cash or other property (other than Holding Company (or Sterling Bank) common stock) received by the shareholders of Farnsworth in the Merger, including cash received in lieu of fractional share interests.

In rendering its opinion, counsel will rely upon representations contained in certificates of officers of Sterling Bank, the Holding Company and Farnsworth. No ruling has been or will be requested from the Internal Revenue Service with respect to the tax effects of the Merger.

Although the Merger Agreement allows the parties to waive the condition that we receive a tax opinion from counsel, we currently do not anticipate doing so.

Tax matters are complicated and the tax consequences of the Merger to each holder of Farnsworth common stock will depend on the facts of each such shareholder’s particular situation. The United States federal income tax discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular holder and may not be applicable to all holders’ special situations. Farnsworth shareholders are urged to consult their own tax advisor about the federal income tax consequences under their own particular facts and circumstances, and also as to any state, local, foreign or other tax consequences arising out of the Merger.

Resales of Shares of Holding Company Common Stock

If the Merger is approved and completed, generally, any shares of Holding Company (or Sterling Bank) common stock issued to Farnsworth shareholders will be freely tradeable and not subject to restrictions.

However, if you are an “affiliate” of Farnsworth when the Merger is completed or otherwise party to a voting agreement with Sterling Bank or the Holding Company, you will be subject to restrictions that limit how you may sell your shares of Holding Company (or Sterling Bank) stock and in some cases may limit the number of shares of Holding Company (or Sterling Bank) common stock that you may sell at any one time.

If you are deemed to be an affiliate of the Holding Company, you may resell the shares of Holding Company common stock you receive in the Merger only:

●	in transactions permitted by Rule 145 under the Securities Act of 1933; or

●	otherwise as permitted by the Securities Act, such as pursuant to an effective registration statement or in transactions that are otherwise exempt from registration under the Securities Act.

Rule 145 imposes restrictions on the manner in which an affiliate may resell and the quantity of any such resale of the shares of Holding Company common stock received in the Merger by an affiliate. This prospectus does not cover resales of Holding Company common stock received by any person who may be deemed to be an affiliate of Farnsworth, and the Holding Company does not intend to register such shares for resale. Each director and executive officer of Farnsworth entered into an affiliate and voting agreement with Sterling Bank and the Holding Company in which the affiliate agreed not to offer, sell or otherwise transfer any of the shares of Holding Company common stock distributed to them in connection with the Merger except in compliance with Rule 145 or in a transaction otherwise exempt from the Securities Act.

Comparison of Shareholders’ Rights

The Holding Company is incorporated in New Jersey pursuant to the New Jersey Business Corporation Act, and Sterling Bank is a New Jersey bank formed under the New Jersey Banking Act. Farnsworth is also a New Jersey corporation. The rights of Farnsworth shareholders are currently governed by the New Jersey Business Corporation Act, its certificate of incorporation and its bylaws. Upon completion of the Merger, those Farnsworth shareholders who receive shares of the Holding Company in exchange for their shares of Farnsworth will become Holding Company shareholders, and their rights will be governed by the New Jersey Business Corporation Act, the Holding Company certificate of incorporation and the Holding Company bylaws. In the event shareholders of Sterling Bank do not approve the Reorganization but subsequently approve the Merger at a later meeting, the shares of stock to be received in the Merger will be shares of Sterling Bank rather than shares of the Holding Company. The rights of Sterling Bank shareholders are governed by the New Jersey Banking Act and the Sterling Bank certificate of incorporation and bylaws and are different in some respects from the rights of Holding Company shareholders. The following is a summary of the material differences between the rights of holders of Farnsworth common stock, Holding Company common stock and the rights of holders of Sterling Bank common stock, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the New Jersey Business Corporation Act, the New Jersey Banking Act, the Farnsworth certificate of incorporation and bylaws, the Holding Company certificate of incorporation, Sterling Bank certificate of incorporation, the Holding Company bylaws and Sterling Bank bylaws.

Authorized Capital Stock

The Holding Company. The Holding Company’s authorized capital stock consists of 25,000,000 shares, of which 15,000,000 shares are common stock, $2.00 par value per share, and 10,000,000 shares are preferred stock, with no par value per share. No shareholder approval is required for the Holding Company to issue shares of common stock or preferred stock (except as may be required by Nasdaq). Preferred stock, which possibly would represent an additional class of stock required to approve any proposed acquisition, may be issued from time to time without shareholder approval in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. Issuance of the preferred stock could adversely affect the relative voting rights of holders of the Holding Company’s common stock. In the event of a proposed merger, tender offer or other attempt to gain control of the Holding Company that the Board of Directors does not approve, it might be possible for the Board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock may be to deter a future non-negotiated takeover attempt. The Board has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board deems to be in the best interests of the shareholders. The preferred stock, none of which has been issued by the Holding Company, together with authorized but unissued shares of common stock, also could represent additional capital required to be purchased by the acquiror.

Sterling Bank. Sterling Bank’s authorized capital stock consists of 15,000,000 shares of capital stock, at $2.00 par value per share. Sterling Bank currently has only common stock outstanding, but is permitted under New Jersey law to issue preferred stock if an amendment to the certificate of incorporation authorizing the issuance of preferred stock is approved by the holders of at least two-thirds of the outstanding shares of common stock.

Farnsworth. Farnsworth’s authorized capital stock consists of 5,000,000 shares of common stock, par value $0.10 per share and 1,000,000 shares of serial preferred stock, par value $0.10 per share. As of the record date, November 6, 2006, there are approximately 650,530 shares of common stock are outstanding and no shares of preferred stock are outstanding. The Farnsworth certificate of incorporation permits the Board of Directors to issue additional shares of common stock and/or preferred stock without shareholder approval except to the extent required by any provision of a national securities exchange, if applicable. The Board of Directors is also authorized to fix the designations, powers, preferences and relative participating and other special rights of any shares of preferred stock it issues, including voting rights (which could be multiple or as a separate class) and conversion rights.

Dividends

The Holding Company and Sterling Bank. The ability of Sterling Bank to pay dividends on its capital stock is restricted by applicable federal and state law. Although the Holding Company is not directly subject to these restrictions, such restrictions will indirectly affect the Holding Company because dividends from Sterling Bank will be the Holding Company’s primary source of funds for the payment of dividends to shareholders of the Holding Company. There are also restrictions on the Holding Company’s ability to pay dividends to its shareholders. New Jersey law provides that dividends may not be paid if it would cause the corporation to be unable to pay its debts as they become due in the normal course of business or if it would cause the corporation's total assets to be less than its total liabilities. For a full description of the ability of Sterling Bank and the Holding Company to pay dividends, see “Market Price and Dividend Information—Dividend Restrictions Imposed on the Holding Company” and “—Dividend Restrictions Imposed on Sterling Bank.”

Farnsworth. Farnsworth is also subject to the provisions of New Jersey law restricting the payment of dividends in the event it would cause it to be unable to pay its debts as they become due in the normal course of business or would cause its assets to be less than its total liabilities. In addition, as a holding company, its ability to pay dividends is dependent upon the payment of dividends to it by its subsidiary, Peoples. Peoples’ ability to pay dividends is limited by federal law and regulations. See “Market Price and Dividend Information—Dividend Restrictions Imposed on Farnsworth.”

Required Vote for Certain Business Combinations

The Holding Company. In general, any plan of merger or plan of consolidation involving the Holding Company will require the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote on the matter. However, if the Holding Company were the surviving corporation in a merger, approval of the shareholders is not required if (i) the plan of merger does not make an amendment of the certificate of incorporation of the Holding Company that would otherwise require shareholder approval; (ii) the shares outstanding immediately before the effectiveness of the merger are not changed by the merger; and (iii) the number of voting or participating shares outstanding after the merger, after giving effect to the merger, including shares issuable upon conversions of other securities or upon exercise of rights or warrants issued pursuant to the merger, will not exceed by more than 40% the number of voting and participating shares, as the case may be, of the Holding Company outstanding immediately prior to the merger. Under the rules of the Nasdaq Capital Market, shareholder approval of a merger or other business combination is generally required if the Holding Company would issue more than 20% of its outstanding sock to the shareholders of the target company in such transaction.

Sterling Bank. An agreement of merger or plan of acquisition involving Sterling Bank requires the affirmative vote of holders of at least two-thirds of the shares of stock entitled to vote on the matter.

Farnsworth. In general, any plan of merger or plan of consolidation involving Farnsworth requires the approval of the affirmative vote of at least a majority of the votes cast by holders of shares entitled to vote on the matter. Farnsworth’s certificate of incorporation also provides that a supermajority vote (80% of the shares outstanding) would be required to approve certain business combinations with “interested stockholders” of Farnsworth. An interested stockholder is defined generally as a person who is the beneficial owner of 10% or more of the voting power of Farnsworth, who is an affiliate or associate of Farnsworth and at any time during a five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more the voting power of Farnsworth or who is an assignee of any shares of voting stock beneficially owned by an interested stockholder any time within a two year period immediately preceding the date in question. Neither the Holding Company nor Sterling Bank meets the definition of an interested stockholder and therefore the Merger is not subject to this supermajority vote requirement.

Size of Board of Directors; Term of Directors

The Holding Company and Sterling Bank. Sterling Bank and the Holding Company’s Boards of Directors must consist of not less than five nor more than 25 directors with the exact number of directors to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any shareholders’ meeting. Both Sterling Bank’s Board of Directors and the Holding Company’s Board of Directors currently consist of 12 Directors. If the Merger is completed, then the Board of the Holding Company (or Sterling Bank if the Merger is not approved by Sterling Bank’s shareholders) will be expanded to include two Farnsworth shareholders. The Directors of Sterling Bank and of the Holding Company each serve one-year terms so that the entire Board of Directors of both Sterling Bank and the Holding Company must be elected each year.

Farnsworth.  Farnsworth’s bylaws specify that the board of directors shall consist of seven members although the number may be increased from time to time to as many as 15. Currently, there are 9 members on the Board of Directors. Farnsworth’s certificate of incorporation provides that the board is divided into three classes, as nearly equal in number as possible. Directors serve a three-year term with only one class of directors being elected annually. In the event the size of the Board is increased, such additional directorships are to be allocated among the three classes so that the class size is as nearly equal as possible. In the event of a decrease in the number of directors, the class to be decreased will be the class in which the incumbent director leaving the board was serving.

Removal of Directors

The Holding Company. The Holding Company’s certificate of incorporation and bylaws do not provide for the removal of directors. Under New Jersey corporate law, a director or the entire board of directors may be removed with or without cause by a majority of the votes entitled to be cast by all shareholders.

Sterling Bank. Neither Sterling Bank’s certificate of incorporation nor its bylaws provides for removal of directors. Likewise, New Jersey banking law does not provide for shareholder removal of directors.

Farnsworth. Farnsworth’s certificate of incorporation provides that directors may only be removed for cause by the holders of at least 80% of the shares outstanding. The Board of Directors also has the authority to remove directors for cause and to suspend directors pending a final determination that cause exists for removal.

Shareholder Nomination of Directors

The Holding Company. The bylaws of the Holding Company provide that all nominations, other than those made by the Board, must be made via written notice to the Secretary of the Holding Company not later than the latest date upon which shareholder proposals must be submitted for inclusion in the Holding Company’s proxy statement under the federal securities laws or, if no such rules apply, at least 90 days in advance of the preceding year’s annual meeting. If the election will be held via special meeting, the notice must be given at least 30 days prior to the printing of the Holding Company’s proxy materials or, if no such proxy materials are being distributed, at least the close of business on the fifth day following the date on which notice of such meeting is given to the shareholder.

Sterling Bank. Sterling Bank’s bylaws provide that nominations for election to the Board of Directors, other than those made by the Board of Directors, must be made via written notice to the President of Sterling Bank, not less than 14 days prior to any meeting of the shareholders called for the election of directors. Nominations not made in this manner may be disregarded by the Chairman of the meeting, at his discretion.

Farnsworth. The bylaws of Farnsworth provide that all nominations, other than those made by the Board, must be made by written notice not less than 60 days prior to the anniversary date of the immediately preceding annual meeting. The bylaws require that certain information regarding the nominee be included in the notice. Nominations not made in accordance with these procedures may not be considered at the annual meeting.

Shareholder Proposals

The Holding Company. The Holding Company’s bylaws provide that proposals for shareholder consideration, other than those made by or at the direction of the Board of Directors, must be made by the deadline set forth in Rule14a-8 of the Securities Exchange Act of 1934, as amended, if they are to be included in the Holding Company’s proxy materials. For proposals to be considered but not included in the proxy materials the shareholder must give notice of such proposal not less than 90 days prior to the anniversary date of the last annual meeting, With respect to an election to be held at a special meeting of the shareholders, proposals must be submitted at least 30 days prior to the printing of the Holding Company’s proxy materials and, if no proxy materials are being distributed to shareholders, at least the close of business on the fifth day following the date on which notice of such meeting is first given to the shareholder.

Sterling Bank. Sterling Bank’s bylaws permit shareholders of record to nominate candidates for election to the Board of Directors. Nominations must be made via written notice to the President of Sterling Bank, not less than 14 days prior to any meeting of the shareholders called for the election of directors. Nominations not made in this manner may be disregarded by the Chairman of the meeting, at his discretion.

Farnsworth. Farnsworth’s bylaws provide that proposals for shareholder consideration, other than those made by or at the direction of the board of directors, must be made by the deadline set forth in Rule14a-8 of the Securities Exchange Act of 1934, as amended, if they are to be included in Farnsworth’s proxy materials. For proposals to be considered but not included in the proxy materials, the shareholder must give notice of such proposal not less than 60 days prior to the anniversary date of the last annual meeting, The notice is required to specify the nature of the proposal along with certain information regarding the shareholder making the proposal.

Amendment of Governing Instruments

The Holding Company. The Holding Company Board of Directors is authorized to amend the certificate of incorporation so as (i) to divide the authorized shares of preferred stock into series; (ii) to determine the designation and number of shares of any series; and (iii) to determine the relative voting, dividend, conversion, redemption, liquidation and other rights, preferences and limitations of the authorized shares of preferred stock. All other amendments to the Holding Company certificate of incorporation must be adopted by the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon. The Holding Company bylaws may be amended upon vote of a majority of the entire Board of Directors at any meeting of the Board of Directors but bylaws made by the Board of Directors may be altered or repealed and new bylaws adopted by the Holding Company shareholders by the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon.

Sterling Bank. Sterling Bank’s certificate of incorporation may be amended upon the affirmative vote of holders of at least two-thirds of the stock entitled to vote. Sterling Bank’s bylaws may be amended, altered or repealed upon the vote of a majority of the entire Board of Directors at any Board meeting, subject to alteration or repeal by the shareholders at any meeting.

Farnsworth. With the exception of certain provisions, Farnsworth’s certificate of incorporation may be amended in the manner provided by law. The New Jersey Business Corporation Act currently requires the approval of a majority of the votes cast to amend the certificate of incorporation. Farnsworth’s certificate of incorporation provides that a supermajority vote (80% of the shares outstanding) is required to amend provisions of the certificate of incorporation relating to the absence of preemptive rights, stockholder meetings and voting, the procedure for stockholder nominations and proposals, the board of directors, removal of directors, certain limitations of acquisition of shares and voting rights, approval of business combinations with interested stockholders, elimination of director and officer liability, indemnification, amendment of bylaws and amendment of the certificate of incorporation. Farnsworth’s certificate of incorporation provides that the bylaws may be altered by the board by a vote of two-thirds of the directors present. In addition, shareholders may amend the bylaws but only by the affirmative vote of 80% of the shares outstanding at a meeting called for that purpose.

Special Meetings of Shareholders

The Holding Company. Special meetings of Holding Company shareholders may be called at any time by the Board of Directors. In addition, upon the application of the holder or holders of not less than 10% of all shares entitled to vote at a meeting, the New Jersey Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order.

Sterling Bank. Special meetings of Sterling Bank shareholders may be called by Sterling Bank Board of Directors, Sterling Bank president or any three shareholders owning, in the aggregate, not less than 10% of Sterling Bank common stock outstanding.

Farnsworth. Farnsworth’s certificate of incorporation provides that special meetings of its shareholders may be called at any time by the President, a majority of the Board of Directors or a committee of the Board of Directors specifically authorized to call such meetings. Farnsworth’s certificate of incorporation does not permit shareholders to call special meetings.

Dissenters’ Rights

The Holding Company. Dissenters’ rights are not available pursuant to a plan of merger or consolidation if the shares of the Holding Company are listed on a national securities exchange or held of record by at least 1,000 holders or if the shareholder will receive as consideration in such merger or consolidation only (i) cash; (ii) shares of stock, obligations, or other securities which are either listed on a national securities exchange or held of record by more than 1,000 shareholders; or (iii) a combination of cash and such securities.

Sterling Bank. Under the New Jersey Banking Act of 1948, dissenters’ rights of appraisal are available to Bank shareholders who follow certain prescribed procedures. See “Sterling Bank Proposal II — The Holding Company Reorganization — Rights of Dissenting Shareholders.”

Farnsworth. As with the Holding Company, dissenters rights are not available pursuant to a plan of merger or consolidation if its shares were listed on a national securities exchange or held of record by at least 1,000 holders or if the shareholder will receive as consideration in such merger or consolidation only (i) cash; (ii) shares of stock, obligations, or other securities which are either listed on a national securities exchange or held of record by more than 1,000 shareholders; or (iii) a combination of cash and such securities. Neither Farnsworth nor Sterling are listed on a national securities exchange or held of record by more than 1,000 shareholders. As such, Farnsworth shareholders are entitled to exercise dissenters’ rights in connection with the Merger. See “—Dissenters’ Rights.”

New Jersey Shareholders Protection Act

The Holding Company. New Jersey has enacted statutory anti-takeover provisions in its Shareholder Protection Act, under Sections 14A:10A-1 through 10A-6 of the New Jersey Business Corporation Act. Statutory anti-takeover provisions can be effective by causing substantial delays before an acquirer can consummate certain business combinations (including a merger), which typically either causes the takeover to fail or enables the corporation to locate a more favorable acquirer. This Act applies to the Holding Company, but not to Sterling Bank.

New Jersey’s statute provides for a five-year prohibition on consummation of a business combination with the target from the date an acquirer becomes an “interested shareholder” (i.e. the acquirer holds 10% or more of the target corporation’s voting stock) unless the business combination is approved by the board of directors prior to the time the interested shareholder acquired its 10% holding.

In addition, a New Jersey corporation may not engage in a business combination with an interested shareholder at any time unless one of the following three conditions is met: (i) approval by the target’s board of directors, prior to the 10% acquisition; (ii) an affirmative vote of two-thirds of the outstanding voting stock not owned by the interested shareholder; or (iii) compliance with certain financial formulations designed to assure a fair price for the target’s shareholders in exchange for their ownership interest.

Sterling Bank. The Shareholder Protection Act does not apply to Sterling Bank.

Farnsworth. The Shareholder Protection Act is also applicable to Farnsworth. In addition, Farnsworth’s certificate of incorporation includes a provision that limits the voting rights of any shareholder owning in excess of 10% of the outstanding shares of Farnsworth common stock on any record date for determination of shareholders eligible to vote.

Anti-Takeover Effects

Anti-Takeover Provisions of the Holding Company’s Certificate of Incorporation and Bylaws

The Holding Company’s certificate of incorporation and bylaws contain several provisions, in addition to those pertaining to the issuance of additional shares of the Holding Company’s authorized common stock and preferred stock without the approval of the holders of the Holding Company’s common stock, that could delay or make more difficult the acquisition of the Holding Company through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price of the Holding Company common stock. Such provisions, which are described below, include an advance notice requirement for nominations to the Holding Company’s board of directors. In addition, provisions of the New Jersey Business Corporation Act could have similar effects.

Advance Notice Procedure for Director Nominations. The Holding Company’s bylaws provide that a shareholder may nominate one or more persons for election as directors at a meeting only if written notice of the shareholder’s nomination has been given to the secretary of the Holding Company not later than the latest date for the submission of shareholder proposals under Rule 14a-8 under the Securities Exchange Act of 1934 (or other applicable federal securities laws) or if no such rules or laws apply, at least

90 days prior to the one year anniversary of the prior annual meeting of shareholders. For elections of directors at a special meeting of shareholders, a shareholder nomination for director must be delivered at least 30 days prior to the printing of the Holding Company’s proxy materials, or, if no such proxy materials are being distributed, at the close of business on the fifth day following the date on which notice of such meeting is given to the shareholder. Each notice must contain:

●	the name and address of the person making the nomination and the name of each nominee;

●	a representation that the shareholder is a holder of record of capital stock of the Holding Company entitled to vote in the election of directors;

●	a description of all arrangements and understandings between the shareholder and each nominee pursuant to which the nomination was made;

●	any other information relating to each nominee required by the Securities and Exchange Commission’s proxy rules with respect to a nominee nominated by the Board of Directors; and

●	the consent of each nominee to serve as director if elected.

Consideration of Community Interest. The New Jersey Business Corporation Act provides that, in determining what is in the best interests of a corporation when considering a tender offer or a proposal for a merger or other acquisition, a director may consider “community interest” factors in addition to the effects of the action on the shareholders of the corporation. Community interest factors include:

●	the effects of the action on the corporation’s employees, suppliers, creditors and customers;

●	the effects of the action on the communities in which the corporation operates; and

●
the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

If, on the basis of these community interest factors, the board of directors determines that the acquisition proposal is not in the best interests of the corporation, it may reject the proposal. If the board determines to reject the proposal, the New Jersey Business Corporation Act states that the board has no duty to facilitate or to remove any barriers to or refrain from impeding the acquisition proposal.

Indemnification and Limitation on Liability

The Holding Company. Under New Jersey law and in accordance with the Holding Company’s certificate of incorporation, the Holding Company shall indemnify a director, officer, employee or agent who is a party to any action, suit or proceeding, civil or criminal, by reason of the fact that he acted in such capacity for the Holding Company, subject to certain limitations and qualifications. The Holding Company’s certificate of incorporation also provides that directors and officers shall not be personally liable for damages for breach of any duty owed to the Holding Company or its shareholders, other than a breach of duty based upon an act or omission (i) in breach of the duty of loyalty, (ii) not in good faith or involving a knowing violation of law; or (iii) resulting in receipt of an improper personal benefit.  The certificate of incorporation also provides that any amendment or repeal of this provision will not adversely affect any right of a director of the Holding Company with respect to any right or protection of a director of the Holding Company existing at the time to such amendment or repeal.

Sterling Bank. Under New Jersey law and in accordance with Sterling Bank’s bylaws, Sterling Bank shall indemnify a director, officer, employee or agent who is a party to any action, suit or proceeding, civil or criminal, by reason of the fact that he acted in such capacity for Sterling, subject to certain limitations and qualifications. Sterling Bank’s certificate of incorporation also provides that directors and officers shall not be personally liable to Sterling Bank or its shareholders for damages for breach of any duty owed to Sterling Bank or its shareholders, subject to certain limitations and qualifications.

Farnsworth. Farnsworth’s certificate of incorporation and bylaws also include provisions for indemnification of directors and officers and limiting the liability of directors and officers, both to the same extent as those included in the Holding Company’s certificate of incorporation.

Anticipated Accounting Treatment

The Holding Company will account for the Merger as a purchase, as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of Farnsworth will be recorded on the Holding Company’s consolidated balance sheet at their estimated fair value at the effective date of the Merger. The amount by which the purchase price paid by the Holding Company exceeds the fair value of the net tangible and identifiable intangible assets acquired by the Holding Company through the Merger will be recorded as goodwill. Financial statements of the Holding Company issued after the effective date of the Merger will reflect these values and will not be restated retroactively to reflect the historical position or results of operations of Farnsworth.

Expenses

Sterling Bank, the Holding Company and Farnsworth will be responsible and pay for their own expenses incurred by them in connection with completing the Merger.

FARNSWORTH PROPOSAL II—ADJOURNMENT

                In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the Merger Agreement at the time of the meeting, the Merger could not be approved unless the meeting was adjourned in order to permit further solicitation of proxies. In order to allow proxies that have been received by Farnsworth, at the time of the meeting, to be voted for adjournment, if necessary, Farnsworth has submitted the question of adjournment to its shareholders as a separate matter for their consideration. Properly executed proxies will be voted in favor of the adjournment proposal, unless otherwise indicated on the proxy. If it is necessary to adjourn the meeting, no notice of the time and place of the adjourned meeting is required to be given to shareholders other than an announcement of time and place that is given at the meeting.

The Farnsworth Board of Directors recommends a vote “FOR” the adjournment proposal.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information is presented for illustrative purposes only and does not purport to be indicative of the financial position and results of operations for future periods or the results that actually would have been realized had Sterling Bank and Farnsworth been a combined company during the specified periods. The unaudited pro forma condensed combined balance sheet at June 30, 2006 assumes the acquisition was completed on that date. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2005 and the six months ended June 30, 2006 give effect to the acquisition as if it had been completed on January 1, 2005 and January 1, 2006, respectively. Farnsworth’s historical unaudited consolidated statement of income for the year ended December 31, 2005 was derived by adding the unaudited consolidated statement of income for the quarter ended December 31, 2005 to the audited consolidated statement of income for the fiscal year ended September 30, 2005 and deducting the unaudited consolidated statement of income for the quarter ended December 31, 2004. The unaudited pro forma combined financial information shows the impact of the acquisition on Sterling Bank’s and Farnsworth’s combined financial position and results of operations under the purchase method of accounting with Sterling Bank treated as the acquirer. Under this method of accounting, the assets and liabilities of Farnsworth will be recorded at their estimated fair values as of the date the acquisition is completed. Sterling Bank’s assets and liabilities will be reported at historical cost.

The unaudited pro forma combined financial information has been derived from and should be read in conjunction with the historical financial statements and related notes of both Sterling Bank and Farnsworth that are included elsewhere in this document.

The pro forma adjustments were based upon available information and upon certain assumptions and estimates and are subject to change. The fair value adjustments contained in the pro forma financial information are preliminary estimates. Final fair value adjustments will be determined as of the closing date of the acquisition and could differ significantly.

Furthermore, the information does not include the impact of possible revenue enhancements, expense efficiencies and asset dispositions, among other factors. Sterling Bank also expects to incur certain integration expenses.

Sterling Bank
Unaudited Pro Forma Condensed Combined Balance Sheet

	As of June 30, 2006
	Sterling Bank	Farnsworth	Pro Forma Adjustments			Pro Forma Combined
	(Dollars in thousands)
ASSETS:
Cash and due from banks	$18,176	$8,946	$(7,343)	(a	)	$19,779
Federal funds sold	7,037	—	(7,037)	(a	)	—
Cash and cash equivalents	25,213	8,946	(14,380)	(a	)	19,779

Investment securities held-to-maturity, at cost	10,455	663	—			11,118
Investment securities available-for-sale, at fair value	48,090	19,700	—			67,790
Total investment securities	58,545	20,363	—			78,908

Nonmarketable equity securities	1,654	207	—			1,816
Loans held for sale	10,114	—	—			10,114
Loans	235,648	74,594	(1,310)	(b	)	308,293
Less: Allowance for loan losses	(1,244)	(639)	—			(1,883)
Net loans	234,404	73,955	(1,310)			307,049
Bank premises and equipment, net	6,617	2,140	1,870	(c	)	10,627
Goodwill	—	—	9,776	(d	)	9,776
Intangibles - core deposit premium	—	—	3,602	(e	)	3,602
Accrued interest receivable and other assets	5,511	1,626	320	(d	)	7,457
Total assets	$342,058	$107,237	$(122)			$449,173
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Deposits	$296,021	$96,834	$—	(b	)	$392,855
Borrowings	10,735	532	—			11,267
Accrued interest payable and other accrued liabilities	946	967	—	(d	)	1,913
Total liabilities	307,702	98,333	—			406,035
SHAREHOLDERS ’ EQUITY:
Common stock	9,552	66	(66)	(f	)
			1,537	(g	)	11,089
Additional paid-in capital	23,892	8,484	(8,484)	(f	)
			7,245	(g	)	30,137
Retained earnings	3,149	1,484	(1,484)	(f	)	3,149
Accumulated other comprehensive income	(1,237)	(789)	789	(f	)	(1,237)
Treasury stock	—	(118)	118	(f	)	—
Common stock acquired by ESOP	—	(223)	223	(f	)	—
Total shareholders’ equity	34,356	8,904	(122)			43,138
Total liabilities and shareholders’ equity	$342,058	$107,237	$(122)			$449,173

(a)	Adjustment to recognize the cash consideration paid to complete the acquisition, including costs of the acquisition, contract termination costs, severance obligations and prepaid consulting contracts.

•	The cash portion of the purchase price was determined as follows:

Farnsworth shares outstanding	650,530

% of payment price in cash	50%

Number of shares paid out in cash	325,265

Merger consideration- per share-cash	$27.50

Aggregate cash consideration	$8,944,788

Add - transaction costs (legal, accounting, financial advisory)	$1,150,000

Add - payment for cancellation of Farnsworth options outstanding
(acquisition price per share $27.50 less average strike price of
$8.64 x 66,724 options outstanding)	$1,258,415

$11,353,203

•
Cash paid out at the time of acquisition for severance obligations, contract terminations and prepaid consulting contracts. This is a payment of the “other accrued liabilities” recorded in footnote (d) to the pro-forma balance sheet.

Termination of Farnsworth contracts that will not be used after the Merger and will have no further benefit to Sterling Bank	$1,005,000

Severance payments	$1,702,000

Consulting contracts	$320,000

$3,027,000

•	Total cash outlay
$14,380,203

(b)	This adjustment represents the adjustment of Farnsworth’s loans to market value. Market value of deposits approximated book value.

(c)
This adjustment represents the write-up of Farnsworth’s premises and equipment to market value and relates principally to real estate. A valuation will be completed at the closing date of the acquisition and this estimate will be adjusted based on the results of that valuation.

(d)
This adjustment represents the recognition of goodwill created in the acquisition arising from the excess of the purchase price over the fair value of the net assets acquired. The calculation of the purchase price was determined as follows:

Farnsworth shares outstanding	650,530

Merger consideration cash (325,265 shares x $27.50)	$8,944,788

Merger consideration shares (325,265 shares x $27.00) (Sterling Bank stock fair value of $11.43 (as adjusted for stock dividend) at time of Merger Agreement x conversion ratio of 2.3625)	$8,782,155

Sub-total	$17,726,943

Cancellation of Farnsworth options outstanding (merger consideration of $27.50 per share less average strike price of $8.64 times 66,724 options outstanding)	$1,258,415

•      The options are being redeemed at their intrinsic value based on a $27.50 purchase price. Using a Black-Scholes option pricing model the fair value of the options will never be less than the underlying intrinsic value, and, therefore, there is no excess consideration being paid.

Transaction costs	$1,150,000

$20,135,358

Farnsworth book value 6/30/06	$8,904,000

Fair value adjustments:
Premises and equipment	$1,870,000
Core deposits	$3,602,000
Loan portfolio	(1,310,000)
Other accrued liabilities (severance payments and contract termination)	(2,707,000)

$10,359,000

Goodwill	$9,776,358

•
Other accrued liabilities are increased by $2,707,000 as a result of required contract terminations and severance obligations and by $320,000 for prepaid consulting contracts and then considered paid out at the time of the Merger. Accordingly, the net pro-forma adjustment for other accrued liabilities is shown at $0.

(e)	This adjustment represents the recognition of identifiable intangible assets assumed to be recorded as a result of the acquisition.

(f)	This adjustment represents the elimination of Farnsworth’s historical shareholders’ equity.

(g)
This adjustment represents the shares of Sterling Bank common stock issued in the Merger based on the exchange ratio of 2.3625 to 1. The adjustment to common stock and additional paid-in capital were calculated as follows:

Farnsworth shares outstanding	650,530
% of merger consideration of paid in stock	50%
Number of Farnsworth shares paid out in Sterling Bank shares	325,265
Conversion ratio - 2.3625 to 1.0	2.3625
Sterling Bank shares required	768,439
Sterling Bank common stock par value	$2.00
Amount allocated to common stock	$1,536,878

Number of Farnsworth shares paid out
In Sterling Bank shares	325,265

Merger consideration- per share (fair value of Sterling Bank Stock at time of Merger Agreement)	$27.00 8,782,155

Less amount allocated to common stock	(1,536,878)

Amount allocated to additional paid-in capital	$7,245,277

(h) This pro forma balance sheet does not give effect to any deferred tax adjustments to be recorded due to basis adjustments.

Sterling Bank
Unaudited Pro Forma Condensed Combined Statement of Income
For the Year Ended December 31, 2005
(Dollars in thousands, except per share amounts)
	For the Year Ended December 31, 2005
	Sterling Bank		Farnsworth	Pro Forma Adjustments			Pro Forma Combined
Interest Income:
Interest and fees on loans	$16,505		$4,769	$175	(a	)	$21,449
Interest and dividends on securities and on federal funds sold	2,627		1,120	(466)	(b	)	3,281
Total interest and dividend income	19,132		5,889	(291)			24,730
Interest Expense:
Interest on deposits	6,542		2,037	—			8,579
Interest on borrowings	611		40	—			651
Total interest expense	7,153		2,077	—			9,230
Net interest income	11,979		3,812	(291)			15,500
Provision for loan losses	284		117	—			401
Net interest income after provision for loan losses	11,695		3,695	(291)			15,099
Non-Interest Income:
Gains on sales of securities, net	1		30	—			31
Service charges and miscellaneous fees	710		238	—			948
Total non-interest income	711		268	—			979
Non-Interest Expense:
Compensation and benefits	5,498		1,872	213	(c	)	7,583
Occupancy, equipment and data processing	2,397		485	94	(d	)	2,976
Intangible amortization	—		—	360	(e	)	360
Other	1,914		1,011	—			2,925
Total non-interest expenses	9,809		3,368	667			13,844

Income before income tax expense	2,597		595	(958)			2,234
Income tax expense	966		281	(383)	(f	)	864
Net Income	$1,631		$314	$(575)			$1,370

BASIC AND DILUTED EARNINGS PER COMMON SHARE:

Basic	$0.39		$0.47	$—			$0.28

Diluted	$0.38		$0.44	$—			$0.27

WEIGHTED AVERAGE SHARES OUTSTANDING:

Basic	4,192,000	(i)	668,000	(668,000)	(g	)
				768,000	(h	)	4,961,000

Diluted	4,270,000	(i)	708,000	(708,000)	(g	)
				768,000	(h	)	5,038,000

(a) Amortization of the fair value adjustment to loans over an estimated life of 7.5 years.

(b)
Reduction in interest income for federal funds and due from banks to fund the acquisition. The rates used of 3.15% and 3.34% were Sterling Bank’s average yields for 2005 for “federal funds sold” and “due from banks”, respectively, and were multiplied by the amounts determined to be used on the proforma balance sheet.

federal funds sold     3.15% x $7,037,000=         221,665
due from banks          3.34% x $9,343,000=        245,256
                  $466,921

(c)	This adjustment represents the expense relating to certain consulting contracts entered into as a result of the Merger
Agreement. Contracts in the amount of $630,000 are being amortized over 36 months.
(d)	Adjustment to record additional depreciation expense due to fair value adjustment for premises and equipment with an assumed average life of twenty years.
(e)	This adjustment represents the expense related to the amortization of identifiable intangible assets and is based on an amortizable life of ten years.
(f)	This adjustment represents the income tax benefit of the pro forma adjustments at the statutory tax rate of 40%.
(g)	This adjustment represents the elimination of Farnsworth’s historical shareholders’ equity.
(h)	This adjustment represents the shares of Sterling Bank common stock issued in the Merger based on the exchange ratio of
2.3625 to 1.
(i)	As adjusted for the 5% stock dividend as declared in July 2006.

Sterling Bank
Unaudited Pro Forma Condensed Combined Statement of Income
For the Six Months Ended June 30, 2006
(Dollars in thousands, except per share amounts)

	For the six months ended June 30, 2006
	Sterling Bank	Farnsworth	Pro Forma Adjustments			Pro Forma Combined
Interest Income:
Interest and fees on loans	$9,821	$2,475	$88	(a	)	$12,384
Interest and dividends on securities and on federal funds sold	1,478	645	(352)	(b	)	1,771
Total interest and dividend income	11,299	3,120	(264)			14,155
Interest Expense:
Interest on deposits	4,727	1,251	—			5,978
Interest on borrowings	255	17	—			272
Total interest expense	4,982	1,268	—			6,250
Net interest income	6,317	1,852	(264)			7,305
Provision for loan losses	90	88	—			178
Net interest income after provision for loan losses	6,227	1,764	(264)			7,727
Non-Interest Income:
Gains on sales of securities, net	—	2	—			2
Service charges and miscellaneous fees	343	115	—			458
Total non-interest income	343	117	—			460
Non-Interest Expense:
Compensation and benefits	3,041	990	106	(c	)	4,137
Occupancy, equipment and data processing	1,398	238	46	(d	)	1,682
Intangible amortization	—	—	180	(e	)	180
Other	1,041	441	—			1,482
Total non-interest expenses	5,480	1,669	332			7,481

Income before income tax expense	1,090	212	(596)			706
Income tax expense	414	92	(238)	(f	)	268
Net Income	$676	$120	$(358)			$438
BASIC AND DILUTED EARNINGS PER COMMON SHARE
Basic	$0.14	$0.19	$—			$0.08

Diluted	$0.14	$0.18	$—			$0.08

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	4,768,000	628,000	(628,000)	(g	)
			768,000	(h	)	5,536,000

Diluted	4,868,000	669,000	(669,000)	(g	)
			768,000	(h	)	5,636,000

(a)			Amortization of the fair value adjustment to loans over an estimated life of 7.5 years.

(b)
Reduction in interest income for federal funds and due from banks used to fund the acquisition. The rates used of 4.91% and 4.88% were Sterling Bank’s average yields for the six months ended June 30, 2006 for “fed funds sold” and “due from banks,” respectively, and were multiplied by the amounts determined to be used on the pro-forma balance sheet.

federal funds sold 4.91% x $7,037,000 x 6/12 = $172,758
due from banks 4.88% x $7,343,000 x 6/12 =      $179,169
$351,927

.
(c)	This adjustment represents the expense relating to certain consulting contracts entered into as a result of the Merger
Agreement. Contracts in the amount of $630,000 are being amortized over 36 months.
(d)	Adjustment to record additional depreciation expense due to fair value adjustment for premises and equipment with an assumed average life of twenty years.
(e)	This adjustment represents the expense related to the amortization of identifiable intangible assets and is based on an amortizable life of ten years.
(f)	This adjustment represents the income tax benefit of the pro forma adjustments at the statutory tax rate of 40%.
(g)	This adjustment represents the elimination of Farnsworth’s historical shareholders’ equity.
(h)	This adjustment represents the shares of Sterling Bank common stock issued in the Merger based on the exchange ratio of
2.3625 to 1.

BUSINESS OF THE HOLDING COMPANY

Organization

The Holding Company was incorporated as a New Jersey business corporation under the New Jersey Business Corporation Act on March 8, 2006. The Holding Company is currently a non-operating corporation. Upon completion of the Reorganization, Sterling Bank will become a wholly-owned subsidiary of the Holding Company and each shareholder of Sterling Bank will become a shareholder of the Holding Company, with the same respective ownership interest therein as is presently held in Sterling. The Holding Company has authorized 15,000,000 shares of common stock, with a par value of $2.00 per share, and 10,000,000 shares of preferred stock with no par value. The terms and conditions of any preferred stock to be issued shall be determined by the Board of Directors of the Holding Company. The certificate of incorporation of the Holding Company is attached as Appendix B to this joint proxy statement/prospectus.

The Holding Company expects to function primarily as the holder of all Sterling Bank common stock. Although it does not have any present acquisition plans, other than the Merger, it may acquire additional subsidiaries in the future, including other banks.

The Holding Company does not own or lease any property, has no paid employees, and will not actively engage in business until after the consummation of the Reorganization. Until then, the Holding Company will use Sterling Bank space and employees without payment. Sterling Bank will pay the expenses incurred in implementing the Reorganization.

Management

The directors of the Holding Company are the same persons who are currently directors of Sterling. For additional information concerning the directors of the Holding Company, see “Sterling Bank Proposal I—Election of Directors—Biographical Information.”

The executive officers of the Holding Company are as follows:

Name:	Position:

Robert H. King	President and Chief Executive Officer

R. Scott Horner	Executive Vice President and Secretary

John Herninko	Senior Vice President

Theresa Valentino Congdon	Senior Vice President

All of these individuals are executive officers of Sterling. For additional information concerning the executive officers of the Holding Company, see “Sterling Bank Proposal I—Election of Directors—Biographical Information.”

It is not anticipated that the Holding Company will pay any remuneration to its executive officers or directors during 2006, and that the remuneration paid to them will be paid by Sterling Bank, except the directors may receive remuneration for each additional meeting that they attend. Sterling Bank expects to extend its present director and officer liability insurance policy to cover the Holding Company’s directors and officers without significant additional cost.

BUSINESS OF STERLING BANK

General

Sterling Bank is a community bank headquartered in Burlington County, New Jersey, with assets of $335 million as of September 30, 2006. Sterling Bank’s main office is located in Mount Laurel, New Jersey and six other Community Banking Centers are located in Burlington and Camden Counties, New Jersey. Sterling Bank believes that this geographic area represents a stable and attractive banking market with a diversified and expanding economy. Sterling Bank began operations in December 1990 with the purpose of serving consumers and small to medium-sized businesses in its market area. Sterling Bank has chosen to focus on the higher growth areas of western Burlington County and eastern Camden County. Sterling Bank believes that understanding the character and nature of the local communities that it serves, and having first-hand knowledge of customers and their needs for financial services enable it to compete effectively and efficiently.

Sterling Bank’s primary market area consists of Burlington and Camden counties which border southeastern Pennsylvania and the City of Philadelphia. Because of the proximity, the Sterling Bank’s local market economy is dependent upon the economic vitality of Philadelphia. The economy of Philadelphia is generally diverse, and not solely dependent on any one major industry or employer. The area is experiencing steady growth across multiple segments of the economy. Services, led by the education/health and leisure/hospitality sectors, are driving hiring in the area. Strengths in the Philadelphia economy include a concentration of well-regarded institutions of higher education, strong health services and medical research capital, and relatively affordable housing and cost of living. New Jersey’s economy also continues to expand with broad based employment gains, particularly in the leisure/hospitality sector, although business and financial services firms are also driving forces in the state’s current expansion. Strengths in the economy include a highly diverse industrial base and a large contingent of high-tech and research operations. The largest employers in the Burlington and Camden counties include Lockheed Martin, VIRTUA Health System, Commerce Bank, Rowan University, Cooper Health System, Kennedy Health System, and Cendant Mortgage Corp. According to 2000 Census data, the median family income for Sterling Bank’s primary market area was $75,418. Of the 96,582 families in the market area, 74% are middle and upper-income. Business demographics indicate that 15,461 businesses are located in Sterling Bank’s primary market area. The substantial majority of businesses are in middle (42%) and upper-income (55%) census tracts.

Sterling Bank’s growth and the strength of its asset quality result from its implementation of a carefully developed strategic planning process that provides the basis for its activities and direction. Sterling Bank is guided by a series of important principles that provides the focus from which it continues to effectively and systematically expand its operations. These principles include: attracting core deposits; developing a cohesive branch network; maintaining a community focus; emphasizing local loan generation; providing attentive and highly-personalized service; vigorously controlling and monitoring asset quality; and attracting and empowering highly-experienced personnel.

Emphasizing Core Deposit Generation.  Sterling Bank seeks to attract core deposits as the starting point of a relationship development process. Sterling Bank generally does not pay above-market rates on deposits. It endeavors to attract loyal depositors by offering fairly priced financial services, convenient banking hours and a relationship-focused approach. Sterling Bank believes that its growth is driven by its ability to generate stable core deposits that in turn are used to fund local, quality loans. Sterling Bank’s approach contrasts with that of some banks, where a priority on loan generation drives a need to obtain sources of funds. Its approach and philosophy allows management to have more control in managing both its net interest margin and the quality of its loan portfolio.

Development of the Branch Network.  Sterling Bank has achieved its growth by expanding its branch presence into markets it has identified as growth opportunities. Sterling Bank began a period of facility expansion in September 1996 with the opening of its second branch in Cherry Hill, New Jersey. This was followed by the opening of new branches in Mount Laurel (November 1997), Southampton Township-Vincentown (December 1998), Maple Shade (May 1999) and Medford (May 2000). In November 2005, Sterling Bank opened its seventh branch in Voorhees Township, Camden County, New Jersey. Each of these full-service Community Banking Centers is carefully positioned to deliver competitively priced and personalized products and services over expanded banking hours during both traditional and non-traditional hours of availability. Sterling Bank is continuing to plan the development of a cohesive network of community-focused branches. Sterling Bank is actively evaluating a number of additional sites for the establishment of new branches and has entered into a lease agreement relating to the construction and opening of a new branch in Delran Township, New Jersey.

Maintaining a Community Focus.Sterling Bank offers a wide array of banking products and services specifically designed for the consumer and the small to medium-sized business, informed and friendly professional staff, expanded operating hours, consistently-applied credit policies, and local and timely decision making.

Sterling Bank’s market area has a concentration of national and regional financial institutions that have increasingly focused on large corporate customers and standardized loan and deposit products. Sterling Bank believes that many customers of these financial institutions are dissatisfied. As a result, it believes that there exists a significant opportunity to attract and retain those customers dissatisfied with their current banking relationship.

Providing Attentive and Personalized Service.  Sterling Bank believes that a very attractive niche exists serving consumers and small to medium-sized businesses that, in its management’s view, are not adequately served by larger competitors. Sterling Bank believes that this segment of the market responds very positively to the attentive and highly personalized service that it provides.

Emphasizing Local Loan Generation.  Sterling Bank’s management team’s depth of experience in commercial lending has been an important factor in its efforts to increase its lending to consumers and small to medium-sized businesses in the southern New Jersey region. Sterling Bank generates substantially all of its loans in its immediate market area. Sterling Bank’s knowledge of the market has enabled it to identify niche markets that are similar to those in which it currently operates. For example, Sterling Bank has formed two specific groups: the Specialized Lending and the Private Banking Group. The Specialized Lending Group focuses on construction loans and non-traditional student loans through a program offered by SLM Corporation. SLM has begun to self-fund student loans. Sterling Bank’s Private Banking Group targets wealthy individuals and families in its markets and offers flexible, responsive service.

Vigorous Control of Asset Quality.  Sterling Bank has maintained high overall credit quality through the establishment and consistent observance of prudent lending policies and practices. In addition, senior management and the Board of Directors are actively involved in the loan development and approval process.

Experienced Personnel.The members of Sterling Bank’s executive management have an average of 34 years of banking experience in providing quality service to consumers and businesses in the southern New Jersey region. In addition, all of Sterling Bank’s executive officers have experience with larger institutions and have chosen to affiliate with a community-oriented organization serving consumers and small to medium-sized businesses. Sterling Bank’s ability to meet market service expectations with skilled locally based and experienced staff has significantly enhanced the market acceptance of its service-centered approach.

Lending Activities

Loan Portfolio

General.  Sterling Bank engages in a variety of lending activities, which are primarily categorized as commercial and consumer lending. Commercial lending (consisting of commercial real estate, commercial business, construction and other commercial lending) is currently Sterling Bank’s main lending focus. Sources to fund loans are derived primarily from deposits.

Sterling Bank generates substantially all of its loans in the State of New Jersey, with a significant portion in Burlington and Camden Counties. At June 30, 2006, Sterling Bank’s loan portfolio totaled approximately $235.6 million, excluding loans held for sale.

At June 30, 2006, Sterling Bank’s lending limit to one borrower under applicable regulations was approximately $5.5 million, or approximately 15% of capital funds.

Loans are generated through marketing efforts, its present customers, walk-in customers and referrals. Sterling Bank has been able to maintain a high overall credit quality through the establishment and observance of prudent lending policies and practices and sound management. Sterling Bank has established a written loan policy for each category of loans. These loan policies have been adopted by the Board of Directors and are reviewed annually. All loans to directors (and their affiliates) must be approved by the Board of Directors in accordance with federal law.

In managing the growth of its loan portfolio, Sterling Bank has focused on: (i) the application of prudent underwriting criteria; (ii) active involvement by senior management and the Board of Directors in the loan approval process; (iii) monitoring of loans to ensure that repayments are made in a timely manner and to identify potential problem loans; and (iv) review of select aspects of our loan portfolio by independent consultants.

Analysis of Loan Portfolio.  Set forth below is selected data relating to the composition of Sterling Bank’s loan portfolio by type of loan at the dates indicated.

	At June 30,		At December 31,
	2006		2005		2004
Type of Loans:	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$161,269,000	68.4%	$154,046,000	68.3%	$120,163,000	66.8%
Consumer	45,481,000	19.3	41,175,000	18.3	30,936,000	17.2
Residential Mortgage	28,898,000	12.3	30,117,000	13.4	28,666,000	16.0
Total	$235,648,000	100.0%	$225,338,000	100.0%	$179,765,000	100.0%

	At December 31,
	2003		2002		2001
Type of Loans:	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$88,826,000	68.2%	$80,538,000	67.9%	$69,514,000	67.7%
Consumer	19,185,000	14.7	18,565,000	15.6	16,060,000	15.6
Residential Mortgage	22,299,000	17.1	19,599,000	16.5	17,197,000	16.7
Total	$130,310,000	100.0%	$118,702,000	100.0%	$102,771,000	100.0%

Loan Maturity.  The following table sets forth the contractual maturity of Sterling Bank’s loan portfolio at December 31, 2005. The table does not include prepayments or scheduled principal repayments.

	Due within 1 year	Due after 1 through 5 years	Due after 5 years	Total
Commercial	$95,060,000	$20,053,000	$38,933,000	$154,046,000
Consumer	1,095,000	4,958,000	35,122,000	41,175,000
Residential Mortgage	34,000	2,334,000	27,749,000	30,117,000
Total amount due	$96,189,000	$27,345,000	$101,804,000	$225,338,000

The following table sets forth the dollar amount of all loans due after December 31, 2006, which have predetermined interest rates and which have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
Commercial	$21,364,000	$37,622,000	$58,986,000
Consumer	39,799,000	281,000	40,080,000
Residential Mortgage	14,644,000	15,439,000	30,083,000
Total	$75,807,000	$53,342,000	$129,149,000

Commercial Loans

Sterling Bank’s commercial loan portfolio consists primarily of commercial business loans to small and medium-sized businesses and individuals for business purposes and commercial real estate loans and construction loans. Commercial loans that exceed established lending limits are accomplished through participations with other local commercial banks.

Sterling Bank has established written underwriting guidelines for commercial loans. In granting commercial loans, Sterling Bank looks primarily to the borrowers’ cash flow as the principal source of loan repayment. Collateral and personal guarantees may be secondary sources of repayment. A credit report and/or Dun & Bradstreet report is typically obtained on all prospective borrowers, and a real estate appraisal is required on all commercial real estate loans. Generally, the maximum loan-to-value ratio on commercial real estate loans is 75%. All appraisals are performed by a state licensed or certified, independent appraiser. Sterling typically requires the personal guarantees of the principals of the entities to whom it lends.

Commercial loans are often larger and may involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the property or business involved, repayment of such loans may be more sensitive than other types of loans to adverse conditions in the real estate market or the economy. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower’s ability to repay the loan may be impaired.

Construction loans involve additional risks because loan funds are advanced based on the security of the project under construction. The majority of these loans are to fund single family residential construction projects which have permanent financing provided by other financial institutions. Sterling Bank seeks to minimize these risks through underwriting guidelines. There can be no assurances, however, that Sterling Bank will be successful in its efforts to minimize these risks.

Commercial Real Estate Loans.  Commercial real estate loans are made for the acquisition of new property or the refinancing of existing property. These loans are typically related to commercial business loans and secured by the underlying real estate used in these businesses or real property of the principal. These loans are offered on a fixed or variable rate basis with three to five year maturity and a 15 to 20 year amortization schedule.

Construction Loans.  Construction loans are made on a short-term basis for both residential and non-residential properties and are secured by land and improvements. Construction loans are usually for a term of six to 12 months.

Commercial Business Loans.  Commercial business loans are usually made to finance the purchase of inventory, new or used equipment, or to provide short-term working capital. Generally, these loans are secured, but these loans are sometimes granted on an unsecured basis. To further enhance Sterling Bank’s security position, Sterling Bank generally requires personal guarantees of principal owners. These loans are made on both a line of credit basis and on a fixed-term basis ranging from one to five years in duration.

Residential Mortgage Loans

Sterling Bank’s residential mortgage loan portfolio consists of home equity lines of credit and loans, and primary and first lien residential mortgages. Sterling Bank generates substantially all of its residential mortgage loans in its market area and maintains strict underwriting guidelines throughout the residential mortgage portfolio.

Consumer Loans

Sterling Bank offers a full range of consumer loans. Consumer loans consist of automobile loans, boat loans, mobile home loans, personal loans, and overdraft protection.

Loans Held for Sale

Loans held for sale consist almost entirely of student loans generated from an agreement Sterling Bank has with SLM Corporation. Sterling Bank funds loans made by SLM Corporation to students for a period of 30 to 45 days. SLM Corporation is contractually obligated to purchase the loans from Sterling Bank on a monthly basis after the loans have been outstanding for at least 30 days. SLM Corporation has reduced the number of loans its fund through Sterling Bank, and Sterling Bank expects that these loans will eventually be funded entirely by SLM Corporation.

Under Sterling Bank’s agreement with SLM Corporation, SLM originates and services loans, and Sterling Bank funds the loans to the schools based on instructions from SLM. The agreement with SLM provides for certain mandatory and optional sales to SLM of loans funded by Sterling Bank.  Sterling Bank has in practice sold all student loans to SLM within 30-40 days of their funding at a purchase price equal to outstanding principal plus accrued interest.  The agreement has an indefinite term and may only be terminated by the mutual consent of SLM and Sterling Bank, or by SLM due to a breach or insolvency of Sterling Bank.

Investment Portfolio

Sterling Bank’s investment portfolio consists primarily of U.S. Government securities, mortgage-backed securities, and municipal securities. Government regulations limit the type and quality of instruments in which Sterling Bank may invest its funds.

Sterling Bank has established a written investment policy, which is reviewed annually. The investment policy identifies investment criteria and states specific objectives in terms of risk, interest rate sensitivity and liquidity. Sterling Bank emphasizes the quality, term and marketability of the securities acquired for its investment portfolio.

Sterling Bank conducts its asset liability management through consultation with members of the Board of Directors, senior management and outside financial advisors. Sterling Bank has an Investment Committee, which is composed of certain members of the Board of Directors. The Investment Committee can propose changes to the investment policy to be approved by the Board of Directors, which changes may be adopted without a vote of shareholders. This Investment Committee, in consultation with the Asset/Liability Management Committee, is responsible for the review of interest rate risk and evaluates future liquidity needs over various time periods. In this capacity, the Investment Committee is responsible for monitoring our investment portfolio and ensuring that investments comply with our investment policy. The Investment Committee may from time to time consult with investment advisors. Sterling Bank’s President and another senior executive officer may purchase or sell securities in accordance with the guidelines of the Investment Committee. The Board of Directors reviews Sterling Bank’s investment portfolio on a quarterly basis.

Sources of Funds

Deposits and Other Sources of Funds.  Deposits are the primary source of funds used by Sterling Bank in lending and other general business purposes. In addition to deposits, Sterling Bank may derive additional funds from principal repayments on loans, the sale of loans and investment securities, and borrowings from other financial institutions or the Federal Home Loan Bank of New York, which functions as a credit facility for member institutions within its assigned region. Loan amortization payments have historically been a relatively predictable source of funds. The level of deposit liabilities can vary significantly and is influenced by prevailing interest rates, money market conditions, general economic conditions and competition.

Sterling Bank’s deposits consist of checking accounts, regular savings accounts, money market accounts and certificates of deposit. Sterling Bank also offers Individual Retirement Accounts (“IRAs”). Deposits are obtained from individuals, partnerships, corporations and unincorporated businesses in its market area. Sterling Bank attempts to control the flow of deposits primarily by pricing its accounts to remain generally competitive with other financial institutions in its market area, although it does not necessarily seek to match the highest rates paid by competing institutions.

Borrowings.  Deposits are the primary source of funds for Sterling Bank’s lending and investment activities as well as for general business purposes; however, should the need arise, Sterling Bank may access the Federal Reserve Bank discount window to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Sterling Bank maintains the ability to borrow funds on an overnight basis under secured and unsecured lines of credit with correspondent banks. In addition, Sterling Bank has advances from the FHLB as of December 31, 2005 with maturities of two years or less and cannot be prepaid without penalty.

The following table sets forth information regarding Sterling Bank’s borrowed funds:

	At December 31,
	2005	2004	2003
Amount outstanding at year end	$15,641,000	$20,329,000	$16,000,000
Weighted average interest rate at year end	3.1%	2.5%	2.2%
Maximum outstanding at any month end	$34,002,000	$25,827,000	$16,000,000
Average outstanding	$21,824,000	$23,277,000	$1,991,000
Weighted average interest rate during the year	2.8%	2.3%	2.1%

Competition

Sterling Bank experiences substantial competition in attracting and retaining deposits and in making loans. In attracting depositors and borrowers, Sterling Bank competes with commercial banks, savings banks, and savings and loan associations, as well as regional and national insurance companies, regulated small loan companies, local credit unions, regional and national issuers of money market funds and corporate and government borrowers. The principal market presently served by Sterling Bank has in excess of 30 offices of other financial institutions. In New Jersey generally, and in its Burlington and Camden County market specifically, large commercial banks, as well as savings banks and savings and loan associations, hold a dominant market share. By virtue of their larger capital and asset size, many such institutions have substantially greater lending limits and other resources than Sterling Bank has. In addition, many such institutions are empowered to offer a wider range of services, including international banking and trust services.

In addition to having established deposit bases and loan portfolios, these institutions, particularly the large regional commercial and savings banks, have the ability to finance extensive advertising campaigns and to allocate considerable resources to locations and products perceived as profitable. Significantly, these institutions have larger lending limits (ceilings on credit a bank may provide to a single customer that are linked to the institution’s capital) and, in certain cases, lower funding costs (the price a bank must pay for deposits and other borrowed monies used to make loans to customers).

Although Sterling Bank faces competition for deposits from other financial institutions, management believes that Sterling Bank has been able to compete effectively for deposits because of its image as a community-oriented bank, providing a high level of personal service as well as an attractive array of deposit programs. Sterling Bank has emphasized personalized banking services and the advantage of local decision-making in its banking business, and management believes that this emphasis has been well received by consumers and businesses in Sterling Bank’s market area.

Although Sterling Bank faces competition for loans from mortgage banking companies, savings banks, savings and loan associations, other commercial banks, insurance companies, consumer loan companies, credit unions, and other institutional and private lenders, management believes that Sterling Bank’s image in the community as a local bank that provides a high level of personal service and direct access to senior management gives it a competitive advantage. Factors that affect competition include the general availability of lendable funds and credit, general and local economic conditions, current interest rate levels and the quality of service.

Properties

Location and Condition of Property

Sterling Bank currently operates seven bank branches; four are owned and three are leased. Sterling Bank’s principal office in Mount Laurel, New Jersey consisting of 10,500 square feet is leased. The lease expires on December 31, 2015 with renewal options available through December 31, 2035. A second branch office is leased in Medford, New Jersey consisting of 3,000 square feet. The Medford lease expires on May 31, 2025 with renewal options available through May 31, 2035. A third branch office is leased in Voorhees, New Jersey consisting of 3,000 square feet. The Voorhees lease expires on November 30, 2020 with 5 successive 5 year renewals at Sterling Bank’s option. In addition, Sterling Bank owns branch offices located in Cherry Hill, Mount Laurel, Vincentown and Maple Shade, New Jersey containing 3,000, 7,200, 6,400 and 3,300 square feet, respectively.

Sterling Bank also leases an administrative office in Mount Laurel, New Jersey consisting of 8,100 square feet. This lease will expire on July 31, 2008.

Management considers the physical condition of all offices and branches to be good and adequate for the conduct of Sterling Bank’s business.

Investment Policies

Sterling Bank’s investments are primarily acquired to produce income, and to a lesser extent, possible capital gain.

(1) Investments in Real Estate or Interests in Real Estate. See “—Properties” and Note 8 “Bank Premises and Equipment,” to the Notes to Financial Statements of Sterling Bank.

(2)  Investments in Real Estate Mortgages. Sterling Bank receives real estate mortgages in the ordinary course of its lending activities; Sterling Bank services those mortgages that it holds. See “—Lending Activities.”

(3)  Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities. With the exception of purchases of mortgage-backed securities issued by the U.S. government-sponsored enterprises, Sterling Bank does not invest in securities of or interest in persons primarily engaged in real estate activities. See “—Investment Portfolio” and Note 3 “Investment Securities” to the Notes to Financial Statements of Sterling Bank.

Description of Real Estate and Operating Data

See “—Properties” and Note 8, “Bank Premises and Equipment” to the Notes to Financial Statements. In management’s view, Sterling Bank’s properties are adequately covered by insurance.

Legal Proceedings

Sterling Bank, from time to time, is a party to routine litigation that arises in the normal course of business. Management does not believe the resolution of this litigation, if any, would have a material adverse effect on Sterling Bank’s financial condition or results of operations. However, the ultimate outcome of any such matter, as with litigation generally, is inherently uncertain and it is possible that some of these matters may be resolved adversely to Sterling Bank.

Employees

As of June 30, 2006, Sterling Bank had 80 full-time and 34 part-time employees. Sterling Bank’s employees are not represented by a collective bargaining agreement. Sterling Bank believes its relationship with its employees is good.

BUSINESS OF FARNSWORTH
General

Farnsworth is a New Jersey corporation organized in May 1998 at the direction of Peoples Savings Bank to acquire all of the capital stock that Peoples Savings Bank issued in its conversion from the mutual to stock form of ownership (the “Conversion”). On September 29, 1998, Peoples Savings Bank completed the Conversion and became a wholly-owned subsidiary of Farnsworth. Farnsworth is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that Peoples Savings Bank retains a specified amount of its assets in housing-related investments. Farnsworth conducts no significant business or operations of its own other than holding all of the outstanding stock of Peoples and investing Farnsworth's portion of the net proceeds obtained in the Conversion.

Peoples, originally founded in 1880, is a federally-chartered stock savings bank headquartered in Bordentown, New Jersey. Peoples is subject to examination and comprehensive regulation by the Office of Thrift Supervision and its deposits are federally insured by the Federal Deposit Insurance Corporation.

Peoples is a member of, and owns capital stock in, the Federal Home Loan Bank of New York, which is one of the 12 regional banks in the FHLB System.

Peoples operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by one- to four-family residential real estate.

In addition to Peoples, Farnsworth has one subsidiary, Peoples Financial Services, Inc., a New Jersey corporation which was incorporated in November 2000. Peoples Financial Services, Inc. was organized for the purpose of providing securities brokerage and investment advisory services and products to customers of Peoples and the general public. Peoples Financial Services, Inc. has a networking agreement with a third party, and began offering such products and services from Peoples' main and branch offices in December 2000.

Competition

Peoples is one of many financial institutions serving its market area of northern Burlington County, New Jersey. The competition for deposit products comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, and multi-state regional banks in Peoples' market area. Deposit competition also includes a number of insurance products sold by local agents and investment products such as mutual funds and other securities sold by local and regional brokers. Loan competition varies depending upon market conditions and comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, multi-state regional banks, and mortgage bankers.

Lending Activities

Loan Portfolio Data.  Set forth below is selected data relating to the composition of Peoples' loan portfolio by type of loan on the dates indicated:

	At June 30,		At September 30,
	2006		2005		2004
	$	%	$	%	$	%
	(Dollars in Thousands)
Type of Loans:
Residential	$37,184	47.1%	$36,296	47.0%	$32,510	46.5%
Construction	4,382	5.6	7,556	9.8	3,382	4.8
Commercial real estate	26,359	33.4	22,135	28.7	24,830	35.5
Commercial business	1,252	1.6	1,310	1.7	1,316	1.9
Consumer loans:
Home Equity	3,580	4.5	3,434	4.4	3,541	5.1
Savings account	126	0.2	238	0.3	226	0.3
Automobile and mobile home	5,776	7.3	5,908	7.7	3,759	5.4
Other	275	0.3	307	0.4	374	0.5
	78,934	100.0%	77,184	100.0%	69,938	100.0%
Less:

Loans in process	4,374		6,663		2,876
Deferred loan origination fees and costs	(34)		(15)		109
Allowance for loan losses	639		531		451
Total loans, net	$73,955		$70,005		$66,502

Loan Maturity.  The following table sets forth the estimated maturity of Peoples' loan portfolio at September 30, 2005. The table does not include prepayments or scheduled principal repayments. Prepayments and scheduled principal repayments on loans totaled $16.7 million for the year ended September 30, 2005. Adjustable-rate mortgage loans are shown as maturing based on contractual maturities.

	Due within 1 year	Due after 1 through 5 years	Due after 5 years	Total
	(Dollars in thousands)

Residential	$956	$3,393	$31,947	$36,296
Construction	7,556	-	-	7,556
Commercial real estate	3,392	3,585	15,158	22,135
Commercial business	1,310	-	-	1,310
Consumer	1,173	479	8,235	9,887
Total	$14,387	$7,457	$55,340	$77,184

The following table sets forth the dollar amount of all loans due after September 30, 2006, which have pre-determined interest rates and which have floating or adjustable interest rates.
	Fixed Rates	Floating or Adjustable Rates	Total
	(Dollars In thousands)
Residential	$34,726	$614	$35,340
Commercial real estate	5,575	13,168	18,743
Consumer	8,714	-	8,714
Total	$49,015	$13,782	$62,797

One- to Four-Family Residential Loans.  Peoples' primary lending activity consists of originating one- to four-family fixed-rate residential mortgage loans which are owner-occupied and secured by property located in Peoples' market area. Peoples generally originates fixed-rate loans with terms, conditions and documentation which would permit it to either sell the loans to Federal National Mortgage Association (“FNMA”), or Federal Home Loan Mortgage Corporation (“FHLMC”), in the secondary market or retain them in its portfolio, depending on the yield on the loan and on Peoples' asset/liability management objectives. While Peoples has in the past originated adjustable-rate mortgage (“ARM”) loans, this has not been a significant aspect of Peoples' business. At June 30, 2006, Peoples had $1,037,000 in residential ARM loans.

Peoples' fixed-rate loans generally have terms from 10 to 30 years with principal and interest payments calculated using up to a 30-year amortization period. Some of these fixed-rate loans are balloon loans with terms of five or seven years, with principal and interest payments calculated using up to a 30-year amortization period. The maximum loan-to-value ratio on residential mortgage loans is 95%. Loans originated with a loan-to-value ratio in excess of 80% require private mortgage insurance.

Peoples' mortgage loans generally include due-on-sale clauses. This gives Peoples the right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property securing the mortgage loan without Peoples' consent.

Commercial Real Estate Loans. Peoples' commercial real estate loans are secured by office buildings, retail establishments and other commercial properties. These loans may be made in an amount up to Peoples' maximum loan to one borrower limit of approximately $1,250,000. These loans generally do not have terms greater than 15 years. If a borrower should require a longer amortization period, the loan will be an adjustable or balloon mortgage, adjusting or maturing in five years.

Commercial real estate lending entails significant additional risks compared to residential property lending. These loans typically involve large loan balances to single borrowers or groups of related borrowers. The repayment of these loans typically is dependent on the successful operation of the real estate project securing the loan. For commercial real estate these risks can be significantly affected by supply and demand conditions in the market for office retail space and may also be subject to adverse conditions in the economy. To minimize these risks, Peoples generally limits this type of lending to its market area and to borrowers who are otherwise well known to Peoples and generally limits the loan to value ratio to 75%.

Construction Loans.  Peoples makes residential construction loans/permanent loans on one- to four-family residential property to the individuals who will be the owners and occupants upon completion of construction. Peoples also makes commercial construction loans to local businesses.

Interest payments only are required during construction and these are paid from the borrower's own funds. These loans are made at 1% to 2% above prime and have terms of up to 12 months. The maximum loan-to-value ratio is 75% of the appraised value of the completed project. Upon completion of construction the loan converts to a permanent loan and regular principal and interest payments commence. Peoples does not finance any speculative projects.

Construction lending is generally considered to involve a higher degree of credit risk than long-term financing of residential properties. Peoples' risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. If the estimate of construction cost and the marketability of the property upon completion of the project prove to be inaccurate, Peoples may be compelled to advance additional funds to complete the construction. Furthermore, if the final value of the completed property is less than the estimated amount, the value of the property might not be sufficient to assure the repayment of the loan.

Commercial Business Loans.  Peoples' commercial loans generally constitute lines of credit to local businesses. These loans are primarily secured by real estate and generally do not have terms greater than one year. Peoples offers commercial business loans to benefit from the higher fees and interest rates and the shorter terms to maturity.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. Commercial loans, therefore, have greater credit risk than residential mortgage loans.

Consumer Loans.  Peoples offers non-collateralized personal loans in the amounts of up to $10,000 in order to provide a wider range of financial services to its customers and because these loans provide higher interest rates and shorter terms (12 to 36 months) than many of its other loans. Peoples also offers loans with savings pledged as additional security. Peoples' consumer loans consist of home equity, savings account, automobile, mobile home and personal loans.

The home equity loans Peoples originates are secured by one- to four-family residences. These loans have terms of 3 to 15 years, generally will not exceed $100,000 and have loan-to-value ratios of 80% or less. Home equity lines of credit have interest rates set at prime and are subject to a 75% loan-to-value ratio, which includes a first mortgage balance.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. Repossessed collateral for a defaulted consumer loan may not be sufficient for repayment of the outstanding loan, and the remaining deficiency may not be collectible.

Loan Approval Authority and Underwriting.  Peoples' loan committee, which is comprised of President Pelehaty, Vice President Alessi, and Peoples' Senior Loan Officer and Peoples' Loan Servicing Manager, approves one- to four-family mortgage loans up to the conforming loan limit and other loans up to $359,650. Loan requests above these amounts must be approved by the full board of directors, which meets twice monthly, or by the Executive Committee composed of four non-employee directors and President Pelehaty.

Loan Commitments.  At June 30, 2006, commitments to cover originations of loans totaled $2.8 million. Peoples believes that virtually all of its commitments will be funded.

Loans to One Borrower.  The maximum amount of loans which Peoples may make to any one borrower may not exceed 15% of its unimpaired capital and unimpaired surplus. Peoples may lend an additional 10% of its unimpaired capital and unimpaired surplus if the loan is fully secured by readily marketable collateral. Peoples' maximum limit for residential single-family construction and development loans to builders is 25% of unimpaired capital. Peoples' maximum loan to one borrower limit was approximately $1,250,000 at June 30, 2006. At June 30, 2006, the aggregate loans of Peoples' five largest borrowers had outstanding balances of between $1,488,000 and $950,000.

Non-performing and Problem Assets

Loan Delinquencies.  Loans are reviewed on a monthly basis and are placed on a non-accrual status when, in Peoples' opinion, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent interest payments, if any, are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

Non-performing Assets. The following table sets forth information regarding non-accrual loans and real estate owned, as of the dates indicated. For the period ended June 30, 2006, interest income that would have been recorded on loans accounted for on a non-accrual basis under the original terms of such loans was $12,398.

	At June 30,	At September 30,
	2006	2005	2004
	(Dollars in thousands)
Loans accounted for on a non-accrual basis:
Mortgage loans:
Permanent loans secured by 1-4 family units	$87	$264	$241
Non-residential	851	335	441
Consumer	102	2	70
Total	1,040	601	752

Accruing loans which are contractually past due 90 days or more:
Mortgage loans:
Permanent loans secured by 1-4 family units	—	—	—
Permanent loans secured by other real estate	—	—	—
Consumer	—	—	—
Total	—	—	—
Total non-accrual and accrual loans	1,040	601	752
Real estate owned	—	—	—
Total nonperforming assets	$1,040	$601	$752
Total non-accrual and accrual loans to net loans	1.40%	0.79%	1.13%
Total non-accrual and accrual loans to total assets	0.97%	0.53%	0.79%
Total non performing assets to total assets	0.97%	0.53%	0.79%

Classified Assets.  OTS regulations provide for a classification system for problem assets of savings associations which covers all problem assets. Under this classification system, problem assets of savings institutions such as Peoples are classified as “substandard,” “doubtful,” or “loss.” An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard assets include those characterized by the “distinct possibility” that the savings institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as loss are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets may be designated “special mention” because of potential weakness that do not currently warrant classification in one of the aforementioned categories.

When a savings association classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings association classifies problem assets as loss, it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. A savings association's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which may order the establishment of additional general or specific loss allowances. A portion of general loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included in determining a savings association's regulatory capital. Specific valuation allowances for loan losses generally do not qualify as regulatory capital. At June 30, 2006, Peoples had $247,000 of loans classified as special mention, $938,000 classified as substandard, and no loans classified as doubtful or loss.

Allowances for Loan Losses.  A provision for loan losses is charged to operations based on management's evaluation of the losses that may be incurred in Peoples' loan portfolio. The evaluation, including a review of all loans on which full collectibility of interest and principal may not be reasonably assured, considers: (i) Peoples' past loan loss experience, (ii) known and inherent risks in Peoples' portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions.

Peoples monitors its allowance for loan losses and make additions to the allowance as economic conditions dictate. Although Peoples maintains its allowance for loan losses at a level that it considers adequate for the inherent risk of loss in its loan portfolio, future losses could exceed estimated amounts and additional provisions for loan losses could be required. In addition, Peoples' determination as to the amount of allowance for loan losses is subject to review by the OTS, as part of its examination process. After a review of the information available, the OTS might require the establishment of an additional allowance.

The following table illustrates the allocation of the allowance for loan losses for each category of loans. The allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict Peoples' use of the allowance to absorb losses in other loan categories.

	At June 30,		At September 30,
	2006		2005		2005
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Residential	$86	13.5%	$78	14.69%	$104	23.14%
Commercial real estate	370	57.9	265	49.91	271	60.01
Commercial Business	31	4.9	33	6.21	20	4.43
Consumer	152	23.7	155	29.19	56	12.42
Total allowance for loan losses	$639	100%	$531	100.00%	$451	100.00%

The following table sets forth information with respect to Peoples' allowance for loan losses at the dates and for the periods indicated:

	At June 30,	At September 30,
	2006	2005	2004
	(Dollars in thousands)
Total loans outstanding (1)	$73,955	$76,654	$69,938
Average loans outstanding(1)	$71,031	$68,107	$66,798

Allowance balances (at beginning of period)	$531	$451	$328
Provision:
Residential	8	2	(2)
Commercial real estate	105	(6)	77
Commercial business	(2)	14	19
Consumer	7	99	29
Net recoveries (charge offs)	(10)	(29)	(—)
Allowance balance (at end of period)	$639	$531	$451
Allowance for loan losses as a percent of total loans outstanding	0.86%	0.69%	0.64%
Net loans charged off as a percent of average loans outstanding	0.01%	0.04%	0.00%

  (1) Excludes allowance for loan losses, deferred loan origination fees, costs and loans in process.

Investment Activities

Investment Securities. Peoples is required under federal regulations to maintain liquid assets which may be invested in specified short-term securities and certain other investments. Peoples classifies its investment securities as “available-for-sale” or “held-to-maturity” in accordance with SFAS No. 115.

Peoples' investment securities “available-for-sale” and “held-to-maturity” portfolios at September 30, 2005 did not contain securities of any issuer with an aggregate book value in excess of 10% of Peoples' equity, excluding those issued by the United States government agencies.

To supplement lending activities, Peoples has invested in residential mortgage-backed securities. Mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Mortgage-backed securities represent a participation interest in a pool of single-family or other type of mortgages. Principal and interest payments are passed from the mortgage originators, through intermediaries (generally quasi-governmental agencies) that pool and repackage the participation interests in the form of securities, to investors such as Peoples. The quasi-governmental agencies guarantee the payment of principal and interest to investors and include the FHLMC, the Government National Mortgage Association (“GNMA”) and FNMA. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

Investment Portfolio.  The following table sets forth the carrying value of Peoples' investments.

	At June 30,	At September 30,
	2006	2005	2004
	(In thousands)

Investments securities held-to-maturity:
U.S. agency securities	$—	$—	$—
State and local government	—	755	—
Mortgage-backed securities	663	215	261
Total investment securities held-to-maturity	663	970	261

Investment securities available-for-sale:
Equities	57	61	65
Mortgage-backed securities	12,568	7,354	7,785
U.S. agency securities	7,075	12,009	11,439
Total investment securities available-for-sale	19,700	19,419	19,289

Interest-bearing deposits	8,085	8,549	5,248
FHLB stock	207	520	490
Other investments	8,292	9,069	5,738
Total investments	$28,655	$29,458	$25,288

The following table sets forth certain information regarding scheduled maturities, carrying values, approximate fair values, and weighted average yields for Peoples' investments at June 30, 2006 by contractual maturity. The following table does not take into consideration the effects of scheduled repayments or the effects of possible prepayments.

	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Securities
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Market Value
	(Dollars in thousands)

Available-for-Sale: U.S. agency securities	$--	--%	$1,554	3.10%	$2,748	4.14%	$2,773	4.73%	$7,075	4.26%	$7,075
Mortgage-backed securities	--	--	322	4.00	2,820	3.63	9,426	4.84	12,568	4.55	12,568
FHLMC stock	57	1.14	--	--	--	--	--	--	57	1.14	57
Interest-bearing deposits	8,085	5.07	--	--	--	--	--	--	8,085	5.07	8,085
FHLB stock	207	1.60	--	--	--	--	--	--	207	1.60	207
Held-to-Maturity: Mortgage-backed securities	493	4.97	--	--	25	4.59	145	5.91	663	5.16	669
Total investments	$8,842	4.97%	$1,876	3.25%	$5,593	3.89%	$12,344	4.83%	$28,655	4.62%	$28,661

Sources of Funds

General.  Deposits are Peoples' major external source of funds for lending and other investment purposes. Funds are also derived from the receipt of payments on loans and prepayment of loans and maturities of investment securities and borrowings and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Consumer and commercial deposits are attracted principally from within Peoples' primary market area through the offering of a selection of deposit instruments including checking accounts, regular savings accounts, money market accounts, and term certificate accounts. IRA accounts are also offered.

Certificates of Deposit.The following table indicates the amount of Peoples' certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 2006.

Maturity Period	Certificates of Deposit
(In thousands)

Within three months	$2,086
Three through six months	1,069
Six through twelve months	1,299
Over twelve months	4,246
$8,700

Borrowings.Advances (borrowings) may be obtained from the FHLB of New York to supplement Peoples' supply of lendable funds. Advances from the FHLB of New York are typically secured by a pledge of Peoples' stock in the FHLB of New York, a portion of Peoples' first mortgage loans, and other assets.

Subsidiary Activity

In addition to Peoples, Farnsworth has one subsidiary, Peoples Financial Services, Inc., a New Jersey corporation which was incorporated on November 27, 2000. Peoples Financial Services, Inc. was organized for the purpose of providing securities brokerage and investment advisory services and products to customers of Peoples and the general public. Peoples Financial Services, Inc. has a networking agreement with a third party, and began offering such products and services from Peoples' main and branch offices in December 2000.

Personnel

At June 30, 2006, Peoples had 31 full-time employees and 2 part-time employees. None of Peoples' employees are represented by a collective bargaining group.

REGULATION OF STERLING BANK AND THE HOLDING COMPANY

Regulation of Sterling Bank

General.  Sterling Bank is a New Jersey-chartered commercial bank. Sterling Bank is a member of the Federal Reserve System and is subject to supervision and examination by the New Jersey Department of Banking and Insurance and by the Federal Reserve Bank of Philadelphia. In addition, because Sterling Bank’s deposits are insured by the FDIC, it is subject to regulation and/or examination by the FDIC. Sterling Bank is subject to numerous laws and governmental regulations, some of which are highlighted below. These laws and regulations impose restrictions on activities, minimum capital requirements, lending and deposit restrictions and various other requirements.

Insurance of Deposits.  Sterling Bank’s deposits are insured up to a maximum of $100,000 per depositor by the FDIC. The FDIC has established a risk-based assessment system for all insured depository institutions. Under the risk-based assessment system, deposit insurance premium rates range from zero to 27 basis points. Sterling Bank’s deposit insurance premium has been assessed at zero basis points of deposits.

Restrictions on Dividends.  See “Market Price and Dividend Information—Dividend Restrictions Imposed on Sterling Bank.”

Capital Adequacy Guidelines.  The FRB has adopted risk based capital guidelines for member banks such as Sterling Bank. The required minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) is 8.0%. At least half of the total risk based capital is required to be “Tier I capital,” consisting principally of common shareholders’ equity, non-cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill. The remainder (“Tier II capital”) may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock, and a limited amount of the allowance for loan losses.

In addition to the risk-based capital guidelines, the FRB has established minimum leverage ratio (Tier I capital to average total assets) guidelines for member banks. These guidelines provide for a minimum leverage ratio of 3% for those member banks that have the highest regulatory examination ratings. All other member banks are required to maintain a leverage ratio of at least 1 to 2% above the 3% stated minimum. Sterling Bank is in compliance with the applicable guidelines and maintains a leverage ratio at least 1 to 2% above the 3%minimum.

Prompt Corrective Action. Under the Federal Deposit Insurance Act, the federal banking agencies possess broad powers to take “prompt corrective action” as deemed appropriate for an insured depository institution and its holding company. The extent of these powers depends upon whether the institution in question is considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Generally, the smaller an institution’s capital base in relation to its total assets, the greater the scope and severity of the agencies’ powers. Business activities may also be influenced by an institution’s capital classification. At June 30, 2006, Sterling Bank exceeded the required ratios for classification as “well capitalized.” If the Merger is completed, Sterling Bank expects that it will meet or slightly exceed the minimum total risk and capital ratio to be considered well capitalized, and the FRB may require maintenence of well capitalized status as a condition for approving the Merger.  For additional discussion of capital requirements, Sterling Bank refers you to Note 14, Regulatory Matters of the Notes to its Financial Statements.

Community Investment and Consumer Protection Laws.  In connection with its lending activities, Sterling Bank is subject to a variety of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. Included among these are the federal Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, Truth-in-Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act and Community Reinvestment Act (“CRA”).

The CRA requires insured institutions to define the communities that they serve, identify the credit needs of those communities and adopt and implement a “CRA Statement” pursuant to which they offer credit products and take other actions that respond to the credit needs of the community. The responsible federal banking regulator must conduct regular CRA examinations. Sterling Bank is in compliance with applicable CRA requirements.

USA PATRIOT Act. The USA PATRIOT Act of 2001, which was recently renewed, establishes a wide variety of new and enhanced ways of combating terrorism, including amending the Bank Secrecy Act to provide the federal government with enhanced authority to identify, deter, and punish international money laundering and other crimes. Among other things, the USA PATRIOT Act prohibits financial institutions from doing business with foreign “shell” banks and requires increased due diligence for private banking transactions and correspondent accounts for foreign banks. In addition, financial institutions must follow new minimum verification of identity standards for all new accounts and will be permitted to share information with law enforcement authorities under circumstances that were not previously permitted.

Sarbanes-Oxley Act.  The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of Sterling Bank’s corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the SEC and Nasdaq have promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards has significantly increased our legal and financial and accounting costs, and we expect these increased costs to continue. In addition, compliance with the requirements has taken a significant amount of management’s and the Board of Directors’ time and resources. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 10-KSB that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, in the future, the public accounting firm auditing Sterling Bank’s financial statements must attest to and report on management’s assessment of the effectiveness of Sterling Bank’s internal control over financial reporting. Under the SEC’s current rules, Sterling Bank must comply with this requirement beginning with its annual report for the 2007 fiscal year, although proposals to exempt companies of Sterling Bank’s size are being discussed. The costs associated with the implementation of this requirement, including documentation and testing, have not been estimated by Sterling. If Sterling Bank is ever unable to conclude that it has effective internal control over financial reporting, or if its independent auditors are unable to provide Sterling Bank with an unqualified report as to the effectiveness of its internal control over financial reporting for any future year-ends as required by Section 404, investors could lose confidence in the reliability of Sterling Bank’s financial statements, which could result in a decrease in the value of Sterling Bank’s securities.

Regulation of the Holding Company

When the Holding Company Reorganization is completed, the Holding Company will become subject to the provisions of the Bank Holding Company Act and to supervision by the FRB (which is currently Sterling Bank’s principal federal regulatory agency) and by the New Jersey Department of Banking and Insurance. The Bank Holding Company Act will require the Holding Company to secure the prior approval of the FRB before it owns or controls, directly or indirectly, more than 5% of the voting shares or substantially all of the assets of any institution, including another bank.

A bank holding company is also prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making this determination, the FRB considers whether the performance of these activities by a bank holding company would offer benefits to the public that outweigh possible adverse effects.

As a bank holding company, the Holding Company is required to register as such with the FRB, and will be required to file with the FRB an annual report and any additional information as the FRB may require pursuant to the Bank Holding Company Act. The FRB may also conduct examinations of the Holding Company and any or all of its subsidiaries. Further, under the Bank Holding Company Act and the FRB’s Regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or provision of credit or provision of any property or services. The so-called anti-tie-in provisions state generally that a bank may not extend credit, lease, sell property or furnish any service to a customer on the condition that the customer provide additional credit or service to Sterling Bank, to its bank holding company or to any other subsidiary of its bank holding company or on the condition that the customer not obtain other credit or service from a competitor of Sterling Bank, its bank holding company, or any subsidiary of its bank holding company. Similar restrictions presently apply to Sterling Bank.

In 1999, legislation was enacted that allows bank holding companies to engage in a wider range of non-banking activities, including greater authority to engage in securities and insurance activities. Under the Gramm-Leach-Bliley Act (“GLB Act”), a bank holding company that elects to become a financial holding company may engage in any activity that the FRB, in consultation with the Secretary of the Treasury, determines by regulation or order is (1) financial in nature, (2) incidental to any such financial activity, or (3) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The GLB Act makes significant changes in the U.S. banking law, principally by repealing the restrictive provisions of the 1933 Glass-Steagall Act. The GLB Act specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment, or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the FRB under section 4(c)(8) of the Bank Holding Company Act. The GLB Act does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act. The Holding Company may elect to become a financial holding company but has not done so as of the date of this joint proxy statement/prospectus.

Act. The Holding Company may elect to become a financial holding company but has not done so as of the date of this joint proxy statement/prospectus.

REGULATION OF FARNSWORTH AND PEOPLES
Regulation of Peoples

General.  As a federally chartered, FDIC-insured savings institution, Peoples is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments must comply with various federal and state statutory and regulatory requirements. Peoples is also subject to certain reserve requirements promulgated by the FRB.

Regulatory Capital Requirements.  OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) core capital equal to at least 4% of total adjusted assets, and (3) risk-based capital equal to 8% of total risk-weighted assets. Peoples was in compliance with all of its capital requirements as of June 30, 2006.

Dividend and Other Capital Distribution Limitations.  The OTS imposes various restrictions or requirements on the ability of savings institutions to capital distributions including cash dividends.

A savings association that is a subsidiary of a savings and loan holding company, such as Peoples, must file an application or a notice with the OTS at least 30 days before making a capital distribution. Savings associations are not required to file an application for permission to make a capital distribution and need only file a notice if the following conditions are met: (1) they are eligible for expedited treatment under OTS regulations, (2) they would remain adequately capitalized after the distribution, (3) the annual amount of capital distribution does not exceed net income for that year to date added to retained net income for the two preceding years, and (4) the capital distribution would not violate any agreements between the OTS and the savings association or any OTS regulations. Any other situation would require an application to the OTS.

In addition, the OTS could prohibit a proposed capital distribution if, after making the distribution, by any institution, which would otherwise be permitted by the regulation, if the OTS determines that the distribution would constitute an unsafe or unsound practice.

A federal savings institutions is prohibited from making a capital distribution if, after making the distribution the savings institution would be unable to meet any one of its minimum regulatory capital requirements. Further, a federal savings institution cannot distribute regulatory capital that is needed for its liquidation account.

Qualified Thrift Lender Test.  Savings institutions must meet a qualified thrift lender (“QTL”) test. If Peoples maintains an appropriate level of qualified thrift investments (“QTIs”) (primarily residential mortgages and related investments, including certain mortgage-related securities) and otherwise qualify as a QTL, Peoples will continue to enjoy full borrowing privileges from the FHLB of New York. The required percentage of QTIs is 65% of portfolio assets (defined as all assets minus intangible assets, property used by the institution in conducting its business and liquid assets equal to 10% of total assets). Certain assets are subject to a percentage limitation of 20% of portfolio assets. In addition, savings institutions may include shares of stock of the FHLBs, FNMA, and FHLMC as QTIs. Compliance with the QTL test is determined on a monthly basis in nine out of every 12 months. As of June 30, 2006, Peoples was in compliance with its QTL requirement.

Federal Reserve.  The FRB requires all depository institutions to maintain noninterest-bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements that are imposed by the OTS.

Regulation of Farnsworth

General.  Farnsworth is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Farnsworth and any non-savings institution subsidiaries. This permits the OTS to restrict or prohibit activities that it determines to be a serious risk to Peoples. This regulation is intended primarily for the protection of Peoples' depositors and not for the benefit of stockholders of Farnsworth.

Sarbanes-Oxley Act of 2002.  The Sarbanes-Oxley Act was enacted to address corporate and accounting fraud. The SEC has promulgated new regulations pursuant to the Sarbanes-Oxley Act and may continue to propose additional implementing or clarifying regulations as necessary in furtherance of the Sarbanes-Oxley Act. The passage of the Sarbanes-Oxley Act by Congress and the implementation of new regulations by the SEC subject publicly-traded companies to additional and more cumbersome reporting regulations and disclosure. Compliance with the Sarbanes-Oxley Act and corresponding regulations may increase Farnsworth's expenses.

Financial Modernization.  The GLB Act, which became effective in March 2000, permits greater affiliation among banks, securities firms, insurance companies, and other companies under a new type of financial services company known as a “financial holding company.” A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The GLB Act also permits the Federal Reserve and the Treasury Department to authorize additional activities for financial holding companies if they are “financial in nature” or “incidental” to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a “satisfactory” CRA rating. A financial holding company must provide notice to the Federal Reserve within 30 days after commencing activities previously determined by statute or by the Federal Reserve and Department of the Treasury to be permissible. Farnsworth has not submitted notice to the Federal Reserve to be deemed a financial holding company.

The GLB Act repeals the “unitary savings and loan holding company exemption” from the restrictions imposed by the Home Owners' Loan Act on the business activities of savings and loan holding companies. However, the GLB Act grandfathers from this provision companies that were already unitary savings and loan holding companies before May 4, 1999 or that result from an internal reorganization of such preexisting unitary holding companies. Since Farnsworth was a unitary savings and loan holding company before May 4, 1999, it qualifies as a grandfathered unitary savings and loan holding company. Grandfathered unitary savings and loan holding companies have no restrictions on their activities at the holding company level. However, non-grandfathered unitary savings and loan holding companies may engage only in activities authorized for savings and loan holding companies under the Home Owners' Loan Act and in banking, securities, insurance and merchant banking activities permitted for financial holding companies under the GLB Act.

The GLB Act imposes significant new financial privacy obligations and reporting requirements on all financial institutions, including federal savings associations. Specifically, the statute, among other things, will require financial institutions (a) to establish privacy policies and disclose them to customers both at the commencement of a customer relationship and on an annual basis and (b) to permit customers to opt out of a financial institution's disclosure of financial information to nonaffiliated third parties. The federal financial regulators have promulgated final regulations implementing these provisions, which became effective July 1, 2001.

The GLB Act also enacts significant changes to the Federal Home Loan Bank System. The GLB Act expands the permissible uses of Federal Home Loan Bank advances by community financial institutions (under $500 million in assets) to include funding loans to small businesses, small farms and small agri-businesses. In addition, the GLB Act makes membership in a regional Federal Home Loan Bank voluntary for federal savings associations.

Activities Restrictions.  As a grandfathered unitary savings and loan holding company under the GLB Act, Farnsworth is generally not subject to any restrictions on its business activities or those of its non-savings institution subsidiaries. However, if Farnsworth were to fail to meet the Qualified Thrift Lender Test, then it would become subject to the activities restrictions of the Home Owners' Loan Act applicable to multiple holding companies. See “Regulation of Farnsworth and Peoples—Qualified Thrift Lender Test.”

If Farnsworth were to acquire control of another savings association, it would lose its grandfathered status under the GLB Act and its business activities would be restricted to certain activities specified by OTS regulation, which include performing services and holding properties used by a savings institution subsidiary, certain activities authorized for savings and loan holding companies as of March 5, 1987, and nonbanking activities permissible for bank holding companies pursuant to the Bank Holding Company Act of 1956 or authorized for financial holding companies pursuant to the GLB Act. Furthermore, no company may acquire control of Farnsworth unless the acquiring company was a unitary savings and loan holding company on May 4, 1999 (or became a unitary savings and loan holding company pursuant to an application pending as of that date) or the acquiring company is only engaged in activities that are permitted for multiple savings and loan holding companies or for financial holding companies under the BHC Act as amended by the GLB Act.

DESCRIPTION OF THE HOLDING COMPANY STOCK

The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Corporation Act and the certificate of incorporation and bylaws of the Holding Company.

The Holding Company’s authorized stock consists of 15,000,000 shares of common stock, with a par value of $2.00 per share, of which 4,775,810 shares will be issued if the Reorganization is completed, and 10,000,000 shares of preferred stock, with no par value, of which no shares will be issued and outstanding. Upon completion of the Merger, an additional 768,439 shares of common stock will be issued.

Common Stock

Each share of Holding Company common stock has the same rights, privileges and preferences as every other share of Holding Company common stock. Upon completion of the Reorganization and the Merger, the outstanding shares of Holding Company common stock will be validly issued, fully paid and non-assessable.

Dividends.  See “Market Price and Dividend Information—Dividend Restrictions Imposed on Sterling Bank” and “Market Price and Dividend Information—Dividend Restrictions Imposed on the Holding Company.” The dividend policy of the Holding Company will be subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs, general business conditions and applicable legal limitations. Sterling Bank has paid cash dividends and the Holding Company Board of Directors may do so in the future. Sterling Bank has also paid stock dividends and the Holding Company may also do so in the future.

Voting Rights.  Holders of Holding Company common stock are entitled to one vote for each share on all matters which may be brought before a shareholders’ meeting. Holders of common stock are vested with all of the voting power, except as the Holding Company Board of Directors may provide in the future with respect to its preferred stock. There is no cumulative voting. Action on such matters as a merger, consolidation or sale of all or substantially all of the assets, and amendments to the certificate of incorporation requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote.

Preemptive Rights.  Shares of Holding Company common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Market for Holding Company Common Stock.  The Holding Company common stock is expected to trade in substantially the same manner as Sterling Bank common stock has traded before the Reorganization.

Transfer Agent and Registrar.  The Transfer Agent and Registrar for the Holding Company common stock will be StockTrans, Inc., 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003 (telephone (610) 649-7300).

Preferred Stock

The Board of Directors of the Holding Company may authorize the issuance of Holding Company preferred stock in one or more series with designations, powers, preferences, and relative participating and other special rights for each series as may be determined by the Board of Directors, including, but not limited to the following: voting rights and powers; payment, preferences or rights of accumulation of dividends; conversion rights; redemption rights; and rights and preferences upon dissolution, liquidation or winding up of the Holding Company.

DESCRIPTION OF STERLING BANK STOCK

As explained in greater detail in this joint proxy statement/prospectus, if the Reorganization is not completed, Sterling Bank will seek approval of its shareholders to merge Farnsworth into Sterling Bank on substantially the same terms as the Merger of Farnsworth into the Holding Company. In that event, Farnsworth shareholders who receive stock as merger consideration would become shareholders of Sterling Bank rather than the Holding Company. The following summary description of Sterling Bank stock does not purport to be complete and is subject in all respects to the applicable provisions of the Banking Act and the certificate of incorporation and bylaws of Sterling Bank.

Sterling Bank’s authorized stock consists of 15,000,000 shares of common stock, with a par value of $2.00 per share, of which 4,775,810 shares are outstanding as of September 8, 2006. In the event that the Reorganization is not approved and the Merger subsequently is approved by shareholders at Sterling Bank, an additional 768,439 shares of Sterling Bank common stock will be issued.

Common Stock

Each share of Sterling Bank’s common stock has the same rights, privileges and preferences as every other share of Sterling Bank common stock. Upon completion of the Merger, the outstanding shares of Sterling Bank common stock will be validly issued, fully paid and non-assessable.

Dividends.  See “Market Prices and Dividends—Dividend Restrictions Imposed on Sterling Bank”. The dividend policy of Sterling Bank will be subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs, general business conditions and applicable legal limitations. Sterling Bank has paid cash dividends and may do so in the future. Sterling Bank has also paid stock dividends and may do so in the future.

Voting Rights. Holders of Sterling Bank common stock are entitled to one vote for each share on all matters which may be brought before a shareholders’ meeting. Holders of common stock are vested with all of the voting power, except as Sterling Bank’s Board of Directors may provide in the future with respect to its preferred stock. There is no cumulative voting. Action on such matters as a merger, consolidation or sale of all or substantially all of the assets, and amendments to the certificate of incorporation requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote.

Preemptive Rights.  Shares of Sterling Bank common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Transfer Agent and Registrar.  The Transfer Agent and Registrar for Sterling Bank common stock is StockTrans, Inc., 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003 (telephone (610) 649-7300).

Preferred Stock

Sterling Bank currently has only common stock outstanding, but is permitted under New Jersey law to issue preferred stock if an amendment to the certificate of incorporation authorizing the issuance of preferred stock is approved by the holders of at least two-thirds of the outstanding shares of common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
FOR STERLING BANK
Overview

Sterling Bank is a community bank headquartered in Burlington County, New Jersey, with assets of $342.1 million as of June 30, 2006. Sterling Bank’s main office is located in Mount Laurel, New Jersey and its six other Community Banking Centers are located in Burlington and Camden Counties, New Jersey. Sterling Bank believes that this geographic area represents a stable and attractive banking market with a diversified and expanding economy. Sterling Bank began operations in December 1990 with the purpose of serving consumers and small to medium-sized businesses in our market area. Sterling Bank has chosen to focus on the higher growth areas of western Burlington County and eastern Camden County. Sterling Bank believes that understanding the character and nature of the local communities that it serves, and having first-hand knowledge of customers and their needs for financial services enable it to compete effectively and efficiently.

Sterling Bank’s principal source of revenue is net interest income, which is the difference between the interest income from its earning assets and the interest expense of its deposits and borrowings. Interest-earning assets consist principally of loans, investment securities and federal funds sold, while Sterling Bank’s interest-bearing liabilities consist primarily of deposits. Sterling Bank’s net income is also affected by its provision for loan losses, noninterest income and noninterest expenses, which include salaries, benefits, occupancy costs and charges relating to non-performing and other classified assets.

Critical Accounting Policies

Allowance for Losses on Loans

The allowance for losses on loans is based on management’s ongoing evaluation of the loan portfolio and reflects an amount considered by management to be its best estimate of probable losses inherent in the portfolio. Management considers a variety of factors when establishing the allowance, such as the impact of current market conditions, diversification of the loan portfolio, delinquency statistics, results of loan review and related classifications, and historic loss rates. In addition, certain individual loans which management has identified as problematic are specifically provided for, based upon an evaluation of the borrower’s perceived ability to pay, the estimated adequacy of the underlying collateral and other relevant factors. Consideration is also given to examinations performed by regulatory agencies. Although provisions have been established and segmented by type of loan, based upon management’s assessment of their differing inherent loss characteristics, the entire allowance for losses on loans is available to absorb loan losses in any category.

Management performs a detailed analysis to determine the allowance for loan losses. Since the allowance for loan losses is dependent, to a great extent, on conditions that may be beyond Sterling Bank’s control, it is possible that management’s estimate of the allowance for loan losses and actual results could differ materially in the near future.

In addition, regulatory authorities, as an integral part of their examinations, periodically review the allowance for loan losses. They may require additions to the allowance based upon their judgments about information available to them at the time of the examination.

Results of Operations for the Six Months Ended June 30, 2006 and the Three Years Ended December 31, 2005, 2004, and 2003

Net Income

For the six months ended June 30, 2006, net income totaled $676,000, compared to $754,000 for the six months ended June 30, 2005. Basic and diluted earnings per share for the first six months of 2006 both were $0.14 per share, compared to $0.21 per share for the same period of 2005. Decreased net income for the first six months of 2006 was attributable primarily to increased expenses as a result of its strategic growth initiatives, including the new Voorhees office, Holding Company formation and pending Farnsworth acquisition. Additionally, of the decrease in earnings per share, $0.04 per share was attributable to dilution from the increase in weighted average shares outstanding as a result of Sterling Bank’s public offering of common stock in May 2005.

Net income increased $505,000, or 44.8%, to $1,631,000 for the year ended December 31, 2005 compared to $1,126,000 for the year ended December 31, 2004. The increase in earnings was mainly the result of increased loan volume and increased net interest income. Earnings per share (basic) increased $0.03 per share, or 8.33%, to $0.39 per share for the year ended December 31, 2005 compared to $0.36 per share for the year ended December 31, 2004. Earnings per share (diluted) increased $0.03 per share, or 8.6%, to $0.38 per share for the year ended December 31, 2005 compared to $0.35 per share for the year ended December 31, 2004.

Net income increased $595,000, or 112.1%, to $1,126,000 for the year ended December 31, 2004 compared to $531,000 for the year ended December 31, 2003. The increase in earnings was mainly the result of increased loan volume and increased net interest income. Earnings per share (basic) increased $0.12 per share, or 50.0%, to $0.36 per share for the year ended December 31, 2004 compared to $0.24 per share for the year ended December 31, 2003. Earnings per share (diluted) increased $0.11 per share, or 45.8%, to $0.35 per share for the year ended December 31, 2003.

Net Interest Income and Average Balances

Net interest income after provision for loan losses for the first six months of 2006 totaled $6,227,000, an increase of 11.7% over $5,576,000 for the six months ended June 30, 2005. The net interest margin for the six months ended June 30, 2006 was 3.79%, compared to 3.87% for the comparable period of 2005. This increase in net interest income is due mainly to the rising rate environment during the first six months of 2006, while the decrease in net interest margin is due mainly to the flat yield curve and rising short term interest-bearing liability costs.

Interest income increased by $2,493,000, for the six months ended June 30, 2006 compared to the six months ended June 30, 2005, driven by an increase of $37.2 million in average interest-earning assets. Average loans outstanding increased by $39.7 million and average investment securities decreased by $9.7 million. Yields on earning assets for the period ended June 30, 2006 increased to 6.78% from 5.95% for the same period of 2005. Interest expense increased by $1,902,000, for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. During this period, average interest-bearing liabilities increased by $29.6 million while the average rate paid on interest-bearing liabilities increased to 3.52% for the six month period ended June 30, 2006 from 2.43% for the same period of 2005.

Net interest income after the provision for loan losses increased $2.2 million, or 22.7%, to $11.7 million for the year ended December 31, 2005 from $9.5 million for the year ended December 31, 2004. The loan loss provision increased $129,000 to $284,000 for the year ended December 31, 2005 from $155,000 for the year ended December 31, 2004. The net interest margin increased to 3.86% for the year ended December 31, 2005 from 3.66% for the year ended December 31, 2004. The increase in the net interest margin reflects the Federal Reserve‘s continued tightening of monetary policy and the growth of Sterling Bank’s loan portfolio. Yield on interest-earning assets increased to 6.16% for the year ended December 31, 2005 from 5.21% for the year ended December 31, 2004. The average cost of interest-bearing liabilities increased to 2.71% for the year ended December 31, 2005 compared to 1.82% for the year ended December 31, 2004.

Net interest income after the provision for loan losses increased $1.8 million, or 23.0%, to $9.5 million for the year ended December 31, 2004 from $7.7 million for the year ended December 31, 2003. The loan loss provision increased $55,000 to $155,000 for the year ended December 31, 2004 from $100,000 for the year ended December 31, 2003. The net interest margin decreased to 3.66% for the year ended December 31, 2004 from 3.80% for the year ended December 31, 2003. The decrease in the net interest margin reflects management strategy to deploy the proceeds of the most recent Offering on shorter term, variable rate securities on the anticipation of a rising interest rate environment. Yield on interest-earning assets decreased to 5.21% for the year ended December 31, 2004 from 5.23% for the year ended December 31, 2003. The average cost of interest-bearing liabilities increased to 1.82% for the year ended December 31, 2004 compared to 1.69% for the year ended December 31, 2003.

The following tables present a summary of the principal components of average balances, yields and rates for the periods indicated:

	Six Months Ended June 30,			Year Ended December 31,
	2006			2005
	(Dollars in thousands)
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
Assets
Loans, net (1)	$263,137	$9,821	7.53%	$240,060	$16,505	6.88%
Investment securities (2)	58,270	1,126	3.90	64,233	2,427	3.78
Federal funds sold	9,011	219	4.91	4,029	127	3.15
Due from banks	5,487	133	4.88	2,188	73	3.34
Total interest-earning assets	335,905	11,299	6.78	310,510	19,132	6.16
Allowance for loan losses	(1,199)			(1,033)
Other assets	19,504			17,635
Total assets	$354,210			$327,112

Liabilities and shareholders ’equity
Time deposits	$187,261	3,763	4.05	$152,263	5,096	3.35
NOW/MMDA/savings accounts	83,482	964	2.33	89,513	1,446	1.62
Borrowings	14,608	255	3.52	21,824	611	2.80
Total interest-bearing liabilities	285,351	4,982	3.52	263,600	7,153	2.71
Noninterest-bearing demand deposits	33,556			33,409
Other liabilities	1,106			883
Shareholders’ equity	34,197			29,220
Total liabilities and shareholders’ equity	$354,210			$327,112

Net interest income		$6,317			$11,979
Interest rate spread (3)			3.26			3.45
Net interest margin (4)			3.79			3.86

	Year Ended December 31,
	2004			2003
	(Dollars in thousands)
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
Assets
Loans, net (1)	$182,956	$10,986	6.00%	$149,013	$9,092	6.10%
Investment securities (2)	73,060	2,715	3.72	38,788	1,473	3.8
Federal funds sold	7,707	93	1.21	17,311	194	1.12
Due from banks	1,045	13	1.24	822	10	1.22
Total interest-earning assets	264,768	13,807	5.21	205,934	10,769	5.23
Allowance for loan losses	(847)			(719)
Other assets	16,083			15,298
Total assets	$280,004			$220,513

Liabilities and shareholders ’equity
Time deposits	$115,196	2,773	2.41	$98,181	2,437	2.48
NOW/MMDA/savings accounts	87,869	822	0.94	73,722	459	0.62
Borrowings	23,277	527	2.26	1,991	43	2.16
Total interest-bearing liabilities	226,342	4,122	1.82	173,894	2,939	1.69
Noninterest-bearing demand deposits	32,775			30,662
Other liabilities	952			984
Shareholders’ equity	19,935			14,973
Total liabilities and shareholders’ equity	$280,004			$220,513

Net interest income		$9,685			$7,830
Interest rate spread (3)			3.39			3.54
Net interest margin (4)			3.66			3.80

(1) Includes loans held for sale. Also includes loan fees, which are not material.
(2) Yields are not on a tax-equivalent basis.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following tables present a summary of the changes in interest income and expense by both rate and volume for the periods indicated and including interest income from loans held for sale:

	Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005
	Variance Due to Changes In
	Average Volume	Average Rate	Net Increase/ (Decrease)
Interest Income:
Loans, net	$1,483,000	$919,000	$2,402,000
Investment securities	(187,000)	33,000	(154,000)
Federal funds sold and due from banks	174,000	71,000	245,000
Total interest income	1,470,000	1,023,000	2,493,000
Interest Expense:
Deposits	843,000	1,102,000	1,945,000
Borrowed funds	(142,000)	99,000	(43,000)
Total interest expense	701,000	1,201,000	1,902,000
Net interest income	$769,000	$(178,000)	$591,000

	Year Ended December 31, 2005 Compared to Year Ended December 31, 2004			Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
	Variance Due to Changes In			Variance Due to Changes In
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
Interest Income:
Loans, net	$3,426,000	$2,093,000	$5,519,000	$2,071,000	$(177,000)	$1,894,000
Investment securities	(328,000)	40,000	(288,000)	1,290,000	(45,000)	1,245,000
Federal funds sold and due from banks	(30,000)	124,000	94,000	(108,000)	7,000	(101,000)
Total interest income	3,068,000	2,257,000	5,325,000	3,253,000	(215,000)	3,038,000
Interest Expense:
Deposits	909,000	2,038,000	2,947,000	525,000	174,000	699,000
Borrowed funds	(33,000)	117,000	84,000	460,000	24,000	484,000
Total interest expense	876,000	2,155,000	3,031,000	985,000	198,000	1,183,000
Net interest income	$2,192,000	$102,000	$2,294,000	$2,268,000	$(413,000)	$1,855,000

The increase or decrease due to a change in average volume has been determined by multiplying the change in average volume by the average rate during the preceding period, and the increase or decrease due to a change in average rate has been determined by multiplying the current average volume by the change in average rate. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated to rate.

Noninterest Income

Noninterest income increased $6,000 or 1.8% for the six months ended June 30, 2006 to $343,000 from $337,000 for the same period of 2005, reflecting a $17,000 increase in service charges, offset by a decrease of $11,000 in miscellaneous fees.

Total noninterest income increased $5,000, or 0.7%, to $711,000 for the year ended December 31, 2005 from $706,000 for the year ended December 31, 2004, primarily from an increase in service charges. Service charges on deposit accounts increased $104,000, or 72.7%, to $247,000 for the year ended December 31, 2005 from $143,000 for the year ended December 31, 2004. Miscellaneous fees, including broker commission fees associated with our mortgage program and ATM related fees, increased

$32,000, or 7.4%, to $463,000 for the year ended December 31, 2005 from $431,000 for the year ended December 31, 2004. Gains on the sale of investment securities decreased $131,000, or 99.2%, to $1,000 for the year ended December 31, 2005 from $132,000 for the year ended December 31, 2004.

Total noninterest income decreased $149,000, or 17.4%, to $706,000 for the year ended December 31, 2004 from $855,000 for the year ended December 31, 2003, primarily from a decrease in fees associated with our mortgage origination program. Service fees on deposit accounts decreased $9,000, or 5.9%, to $143,000 for the year ended December 31, 2004 from $152,000 for the year ended December 31, 2003. Miscellaneous fees, including broker commission fees associated with Sterling Bank’s mortgage program and ATM related fees, decreased $127,000, or 22.8%, to $431,000 for the year ended December 31, 2004 from $558,000 for the year ended December 31, 2003. The decrease was largely attributable to the current rate environment which is resulting in less demand for refinancing. Gains on the sale of investment securities decreased $13,000, or 9.0%, to $132,000 for the year ended December 31, 2004 from $145,000 for the year ended December 31, 2003.

Noninterest Expenses

For the six months ended June 30, 2006, noninterest expenses increased by $745,000, or 15.7%, to $5,480,000, compared to $4,735,000 for the same period of 2005. An increase in compensation expenses of $406,000, or 15.4%, relates to personnel costs for staffing increases to support growth initiatives, including Sterling Bank’s new Voorhees office. Occupancy, equipment and data processing expenses increased $224,000 due mainly to the new Voorhees office. Professional services and other operating expenses increased $125,000, or 20.7%, primarily as a result of expenses relating to the previously announced pending formation of the Holding Company, and the pending acquisition of Farnsworth.

Total noninterest expenses increased $1,332,000, or 15.7%, to $9.8 million for the year ended December 31, 2005 from $8.5 million for the year ended December 31, 2004. The increase was largely attributable to an increase in compensation and benefits. Compensation and benefits increased $987,000 or 21.9% to $5.5 million for the year ended December 31, 2005 from $4.5 million for the year ended December 31, 2004. Occupancy, equipment and data processing expense increased $95,000, or 4.1%, to $2.4 million for the year ended December 31, 2005 from $2.3 million for the year ended December 31, 2004. Marketing and business development expense increased $227,000, or 4.1%, to $740,000 for the year ended December 31, 2005 from $513,000 for the year ended December 31, 2004. These increases resulted primarily from higher incentive compensation realized in the construction lending program and the opening of the Voorhees branch in November 2005.

Total noninterest expenses increased $677,000, or 8.7%, to $8.5 million for the year ended December 31, 2004 from $7.8 million for the year ended December 31, 2003. The increase was largely attributable to an increase in compensation and benefits. Compensation and benefits increased $353,000 or 8.5% to $4.5 million for the year ended December 31, 2004 from $4.2 million for the year ended December 31, 2003. Occupancy, equipment and data processing expense increased $114,000, or 5.2%, to $2.3 million for the year ended December 31, 2004 from $2.2 million for the year ended December 31, 2003. The increase in compensation and benefits and occupancy, equipment and data processing, resulted primarily from higher incentive compensation realized in the construction lending program, and a full year of depreciation on our computer hardware and software acquired in conjunction with Sterling Bank’s new internet banking product in the third quarter of 2003.

Professional services expense increased $86,000, or 27.9% to $394,000 for the year ended December 31, 2004 from $308,000 for the year ended December 31, 2003. The increase in professional services expense was attributable mostly to legal and audit fees associated with the increased reporting associated with Sterling Bank’s Nasdaq listing, which began in August 2003.

Other operating expense increased $18,000, or 2.4%, to $775,000 for the year ended December 31, 2005 from $757,000 for the year ended December 31, 2004. The increase was primarily from costs in start up stationary and supplies associated with the new Voorhees branch.

Other expense increased $135,000, or 21.7%, to $757,000 for the year ended December 31, 2004 from $622,000 for the year ended December 31, 2003. The increase was primarily from increased training, fees associated with the Nasdaq listing and provision for off-balance sheet credit losses.

Income Taxes

Sterling Bank recorded income tax expense of $414,000 on income before taxes of $1,090,000 for the six months ended June 30, 2006, resulting in an effective tax rate of 38.0%, compared to income tax expense of $424,000 on income before taxes of $1,178,000 for the same period of 2005, resulting in an effective tax rate of 36.0%. The increase in the effective tax rate is due to lower overall percentages of non-taxable interest and noninterest income in 2006.

Income tax expense, as a percentage of pre-tax income, increased from 36.0% in 2004 to 37.2% in 2005. This increase was primarily due to a decrease in non-taxable interest and noninterest income as a percentage of taxable income.

Income tax expense, as a percentage of pre-tax income, increased from 32.4% in 2003 to 36.0% in 2004. This increase was primarily due to a decrease in non-taxable interest and noninterest income as a percentage of taxable income.

Financial Condition

General

Total assets decreased to $342.1 million at June 30, 2006, compared to $351.3 million at December 31, 2005, decreasing $9.2 million or 2.6%. This was primarily due to a decrease in loans held for sale of $30.6 million, partially offset by an increase in loans of $10.3 million, an increase in federal funds sold of $6.7 million and an increase in investment securities of $3.3 million.

Sterling Bank’s total assets increased $57.1 million, or 19.4%, to $351.3 million at December 31, 2005 from $294.2 million at December 31, 2004. This increase was mainly due to growth in the loan portfolio.

Sterling Bank’s total assets increased $39.0 million, or 15.3%, to $294.2 million at December 31, 2004 from $255.2 million at December 31, 2003. This increase was mainly due to growth in the loan portfolio.

Loan Portfolio

Loans outstanding, not including loans held for sale, increased $10.3 million or 4.6%. The increase in loans was primarily due to increases in the commercial category, which grew by $7.2 million and totaled $161.3 million as of June 30, 2006. Consumer and residential loans increased by $2.9 million as of June 30, 2006.

Total loans, excluding loans held for sale, increased $45.5 million, or 25.4%, to $225.3 million at December 31, 2005 from $179.8 million at December 31, 2004. The increase in loans is primarily the result of growth in commercial loans.

Total loans, excluding loans held for sale, increased $49.5 million, or 38.0%, to $179.8 million at December 31, 2004 from $130.3 million at December 31, 2003. The increase in loans is primarily the result of growth in commercial loans.

The following table summarizes Sterling Bank’s loan portfolio by category and amount as of December 31, 2001 through 2005. The loan categories correspond to our general classifications. The table does not include loans held for sale.

The following table summarizes our loan portfolio by category and amount as of the periods indicated. The loan categories correspond to our general classifications. The table does not include loans held for sale.

	At June 30,	At December 31,
	2006	2005	2004	2003	2002	2001
Commercial loans	$161,269,000	$154,046,000	$120,163,000	$88,826,000	$80,538,000	$69,514,000
Consumer loans	45,481,000	41,175,000	30,936,000	19,185,000	18,565,000	16,060,000
Residential mortgage loans	28,898,000	30,117,000	28,666,000	22,299,000	19,599,000	17,197,000
Total loans	$235,648,000	$225,338,000	$179,765,000	$130,310,000	$118,702,000	$102,771,000

Loans Held for Sale

Loans held for sale, which consists of student loans by SLM Corporation decreased $30.6 million and totaled $10.1 million as of June 30, 2006. Sterling Bank funds these student loans, and SLM Corporation purchases them from Sterling Bank within 30 to 45 days.  SLM Corporation has begun to self fund these student loans, and Sterling Bank expects that the remaining balance of these loans will continue to trend downward, although the timing is uncertain.

Loans held for sale increased $14.7 million, or 56.5%, to $40.7 million as of December 31, 2005 compared to $26.0 million as of December 31, 2004. This increase was the result of an increase in the amount of SLM (formerly known as Sallie Mae) loans that we funded.

Loans held for sale increased $3.5 million, or 15.7%, to $26.0 million as of December 31, 2004 compared to $22.5 million as of December 31, 2003. This increase was the result of an increase in the amount of Sallie Mae loans that we funded.

Non-Performing Loans

Loans, including loans past due 90 days or more and still accruing interest, are considered to be non-performing if they are on a non-accrual basis or terms have been renegotiated to provide a reduction or deferral of interest or principal because of a weakening in the financial condition of the borrowers. A loan which is past due 90 days or more and still accruing interest remains on accrual status only where it is both adequately secured as to principal and interest and is in the process of collection. At June 30, 2006 and December 31, 2005, loans past due 90 days or more and still accruing interest were $848,000 and $447,000, respectively. Total non-accruing loans at June 30, 2006 and December 31, 2005 were $431,000 and $0, respectively. At December 31, 2005 and December 31, 2004, loans past due 90 days or more and still accruing interest were $447,000 and $437,000, respectively. Total non-accruing loans at December 31, 2005 and December 31, 2004 were $0 and $284,000, respectively. At December 31, 2004 and December 31, 2003, loans past due 90 days or more and still accruing interest were $437,000 and $0, respectively. Total non-accruing loans were $284,000 at December 31, 2004 and $0 at December 31, 2003.

The table below recaps loans accruing but past due 90 days or more, non-accrual loans, OREO (Other Real Estate Owned), and repossessed personal property as of the periods indicated.

	At June 30,	At December 31,
	2006	2005	2004	2003	2002	2001
Loans accruing, but past due 90 days or more	$848,000	$447,000	$437,000	$-	$-	$53,000
Non-accrual loans	431,000	-	284,000	-	-	334,000
Total non-performing loans	1,279,000	447,000	721,000	-	-	387,000
OREO and repossessed personal property	-	-	-	-	54,000	-
Total non-performing assets	$1,279,000	$447,000	$721,000	$-	$54,000	$387,000

Non-performing loans/Total loans (1)	0.52%	0.17%	0.35%	0.00%	0.00%	0.31%
Non-performing assets/Total assets	0.37%	0.13%	0.25%	0.00%	0.03%	0.22%

Potential Problem Loans

In addition to non-accrual loans and loans past due 90 days or more and still accruing interest, Sterling Bank maintains a “watch list” of loans where management has identified problems which potentially could cause such loans to be placed on non-accrual status in future periods. Loans on the watch list are subject to heightened scrutiny and more frequent review by management. At December 31, 2005, there were three such loans totaling $648,000. Management believes that they have adequately reserved for such loans and are aggressively pursuing collection from the borrowers.

Allowance for Loan Losses

Sterling Bank determines the level of allowance for loan losses based on a number of factors. In order to determine the amount of the provision for loan losses, it conducts a quarterly review of the loan portfolio to evaluate overall credit quality. This evaluation consists of an analysis of individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, changes in non-performing loans, the capability of specific borrowers to repay specific loan obligations and current loan collateral values. Sterling Bank also considers past estimates of possible loan losses and actual losses incurred. As adjustments become identified, they are reported in earnings for the period in which they become known.

The following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience. The entire allowance for loan losses is available to absorb future loan losses in any loan category. The allowance for loan losses does not include any valuation allowance related to loans held for sale since such loans held for sale are recorded at the lower of cost or market.

	At December 31,
	2005		2004		2003		2002		2001
	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans
	(Dollars in thousands)
Allocation of Allowance for loan losses:
Commercial loans	$927	68%	$739	67%	$636	68%	$543	68%	$588	68%

Consumer loans	144	18	103	17	70	15	74	16	60	15

Residential mortgage loans	75	14	71	16	54	17	45	16	43	17

General Allowance	8		—		—		—		—
Total	$1,154	100%	$913	100%	$760	100%	$662	100%	$691	100%
Summary of Charge-Off Experience

The following table summarizes the activity in Sterling Bank’s allowance for loan losses and its charge-off experience for 2001 through 2005:

	Year Ended December 31,
	2005	2004	2003	2002	2001
Balance at beginning of period	$913,000	$760,000	$662,000	$691,000	$686,000
Charge-offs:
Commercial loans	19,000	—	—	38,000	—
Consumer loans	26,000	9,000	8,000	11,000	1,000
Residential mortgage loans	—	—	—	69,000	—
	45,000	9,000	8,000	118,000	1,000
Recoveries:
Commercial loans	—	—	4,000	2,000	—
Consumer loans	1,000	6,000	2,000	—	—
Residential mortgage loans	1,000	1,000	—	—	1,000
	2,000	7,000	6,000	2,000	1,000
Net charge-offs	43,000	2,000	2,000	116,000	—
Provision for loan loss	284,000	155,000	100,000	87,000	5,000
Balance at end of period	$1,154,000	$913,000	$760,000	$662,000	$691,000

Average loans outstanding (1)	$240,472,000	$183,098,000	$149,070,000	$131,368,000	$97,689,000

Net charge-offs as a percentage of average loans	0.02%	0.00%	0.00%	0.09%	0.00%

(1) Includes loans held for sale and non-accruing loans.

Investment Securities Portfolio

The following table presents the book and approximate market values at December 31, 2003 through 2005, for each major category of Sterling Bank’s investment securities:

	At December 31,
	2005		2004		2003
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Investment Securities Available-for-Sale
U.S. Government agencies and corporations	$27,260,000	$26,454,000	$27,264,000	$27,055,000	$24,255,000	$24,145,000
Municipalities	3,675,000	3,510,000	7,519,000	7,334,000	7,469,000	7,226,000
Mortgage-backed securities	14,937,000	14,518,000	19,712,000	19,561,000	22,362,000	22,418,000
Total investment
Securities Available-for-Sale	$45,872,000	$44,482,000	$54,495,000	$53,950,000	$54,086,000	$53,789,000

Investment Securities Held-to-Maturity
U.S. Government agencies and corporations	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000
Mortgage-backed securities	10,787,000	10,468,000	14,016,000	13,891,000	7,976,000	8,001,000
Total investment Securities Held-to-
Maturity	$10,812,000	$10,493,000	$14,041,000	$13,916,000	$8,001,000	$8,026,000

The following table presents the maturity distribution and weighted average yield of the investment securities portfolio of Sterling Bank as of December 31, 2005. Weighted average yields on tax-exempt obligations have been computed on a taxable equivalent basis.

	At December 31, 2005
	Within 1 Year		After 1 Year But Within 5 Years		After 5 Years But Within 10 Years		After 10 Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Investment Securities

Available-for-Sale at amortized cost:
U.S. Government agencies and corporations	$—	—	$25,510	3.81%	$ 1,750	4.46%	$ —	—	$27,260	3.85%
Municipalities	—	—	—	—	1,270	4.53%	2,405	5.49%	3,675	5.16%
Mortgage backed securities	—	—	4,147	4.10%	1,471	3.77%	9,319	4.17%	14,937	4.11%
Total securities available-for-sale	$ —	—	$29,657	3.85%	$ 4,491	4.25%	$11,724	4.44%	$45,872	4.04%

Held-to-Maturity at amortized cost:
U.S. Government agencies and corporations	$ 25	0.75%	$ —	—	$ —	—	$ —	—	$ 25	0.75%
Mortgage backed securities	—	—	2,461	3.79%	3,411	3.90%	4,915	3.80%	10,787	3.83%
Total securities held-to-maturity	$ 25	0.75%	$ 2,461	3.79%	$ 3,411	3.90%	$ 4,915	3.80%	$10,812	3.82%

Investments consist of mortgage-backed securities, U.S. Government agency securities and tax-free municipal securities. Sterling Bank uses the investment portfolio to provide adequate liquidity to Sterling Bank, to assist in managing interest rate risk and to provide a reasonable rate of return.

Deposits

Deposits totaled $296.0 million at June 30, 2006, decreasing $4.4 million, or 1.5%, from the December 31, 2005 balance of $300.4 million. The decrease in deposits resulted from management’s efforts to balance the expansion of deposit balances with the roll-off of student loan advances.

Total deposits increased $48.1 million, or 19.1%, to $300.4 million at December 31, 2005 from $252.3 million at December 31, 2004. Noninterest-bearing demand deposits decreased $1.9 million, or 5.5%, to $32.5 million at December 31, 2005 from $34.4 million at December 31, 2004. MMDA and NOW accounts decreased $4.6 million, or 7.2%, to $59.6 million at December 31, 2005 from $64.2 million at December 31, 2004. Savings deposits decreased $12.1 million, or 37.3%, to $20.3 million at December 31, 2005 from $32.4 million at December 31, 2004. Time deposits under $100,000 increased $46.7 million, or 49.4%, to $141.2 million at December 31, 2005 from $94.5 million at December 31, 2004.

Total deposits increased $33.5 million, or 15.3%, to $252.3 million at December 31, 2004 from $218.8 million at December 31, 2003. Noninterest-bearing demand deposits decreased $199,000, or 0.6%, to $34.4 million at December 31, 2004 from $34.6 million at December 31, 2003. MMDA and NOW accounts increased $11.6 million, or 22.1%, to $64.2 million at December 31, 2004 from $52.6 million at December 31, 2003. Savings deposits increased $10.2 million, or 45.8%, to $32.4 million at December 31, 2004 from $22.2 million at December 31, 2003. Time deposits under $100,000 increased $11.8 million, or 14.3%, to $94.5 million at December 31, 2004 from $82.7 million at December 31, 2003.

The following table represents categories of Sterling Bank’s deposits at the periods indicated:

	At June 30,	At December 31,
	2006	2005	2004	2003
Noninterest-bearing demand deposits	$33,505,000	$32,545,000	$34,391,000	$34,590,000
Interest-bearing demand deposits	51,240,000	59,638,000	64,235,000	52,626,000
Savings deposits	27,058,000	20,267,000	32,359,000	22,198,000
Time deposits, under $100,000	146,787,000	141,236,000	94,543,000	82,717,000
Time deposits, $100,000 or more	37,431,000	46,725,000	26,732,000	26,631,000
Total Deposits	$296,021,000	$300,411,000	$252,260,000	$218,762,000

The following table describes the maturity of time deposits of $100,000 or more at December 31, 2005:

3 months or less	$37,221,000
Over 3 months through 6 months	3,809,000
Over 6 months through 12 months	1,700,000
Over 1 year	3,995,000
Total	$46,725,000

Borrowings

As of June 30, 2006, Sterling Bank had advances totaling $10.7 million from the FHLB with maturities of sixteen months or less and rates ranging from 2.62% to 5.28%. These advances require Sterling Bank to pledge certain securities in our investment portfolio to the FHLB and these advances cannot be prepaid without penalty.

Return on Equity and Assets

	At June 30,	At December 31,
	2006	2005	2004	2003
Return on average assets	.38%	.50%	.40%	.24%
Return on average equity	3.99%	5.58%	5.65%	3.55%
Dividend payout ratio	40.38%	29.27%	21.62%	0.00%
Average equity to average assets ratio	9.67%	8.93%	7.12%	6.79%

Liquidity and Capital Resources

Liquidity represents an institution’s ability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and demands of depositors. Sterling Bank’s primary sources of funds are deposits, proceeds from principal and interest payments on loans and investments, sales of investment securities available-for-sale and borrowings. While maturities and scheduled amortization of loans and investments are a predictable source of funds, deposit flows, loan prepayments and mortgage-backed securities prepayments are influenced by interest rates, economic conditions, and competition. Competition for deposits may require banks to increase the rates payable on deposits or expand their branch networks to adequately grow deposits in the future.

Sterling Bank monitors its liquidity position on a daily basis. Sterling uses overnight federal funds and interest- bearing deposits in other banks to absorb daily excess liquidity. Conversely, overnight federal funds may be purchased to satisfy daily liquidity needs. Federal funds are sold or purchased overnight through correspondent banks, one of which diversifies the holdings to an approved group of banks throughout the country. At June 30, 2006, Sterling Bank had an aggregate availability of $71.4 million in secured and unsecured overnight lines of credit from its correspondent banks for the purchasing of federal funds.

As of June 30, 2006, Sterling Bank met all capital adequacy requirements to which it were subject and the most recent notification from the FDIC categorized Sterling Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” Sterling Bank must maintain minimum leverage, Tier I capital and Total capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed Sterling’s category.

Sterling Bank’s actual capital ratios are presented in the following table:

	“Well Capitalized”	Actual at June 30, 2006	Actual at December 31, 2005	Actual at December 31, 2004
Leverage ratio	5.00%	10.09%	10.20%	7.17%
Tier I capital to risk-weighted assets	6.00%	13.28%	12.25%	10.00%
Total capital to risk-weighted assets	10.00%	13.77%	12.67%	10.46%

Off-Balance Sheet Arrangements

Sterling Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, including unused portions of lines of credit, and standby letters of credit. As of June 30, 2006, commitments to extend credit and unused lines of credit amounted to approximately $55,045,000, and standby letters of credit were approximately $1,336,000. As of December 31, 2005 and 2004, commitments to extend credit and unused lines of credit amounted to approximately $54,865,000 and $63,681,000, respectively, and standby letters of credit were approximately $2,001,000 and $1,841,000, respectively. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statements of financial condition.

Sterling Bank has also entered into long-term lease obligations for some of its premises and equipment, the terms of which generally include options to renew. These instruments involve, to varying degrees, elements of off-balance sheet risk in excess of the amount recognized in the statements of financial condition. At December 31, 2005, the required future minimum rental payments under these leases are as follows:

Years Ending December 31,
2006	$565,000
2007	566,000
2008	521,000
2009	459,000
2010	467,000
Thereafter	4,305,000
$6,883,000

The off-balance sheet arrangements discussed above did not and are not reasonably likely to have a material impact on Sterling Bank’s Financial Statements.

Asset and Liability Management

Important to the concept of liquidity is the management of interest-earning assets and interest-bearing liabilities. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. Interest rate sensitivity measures the relative volatility of a bank’s interest margin resulting from changes in market interest rates. Through asset and liability management, Sterling Bank seeks to position itselves to contend with changing interest rates.

The following table summarizes repricing intervals for interest-earning assets and interest-bearing liabilities as of December 31, 2005, and the difference or “gap” between them on an actual and cumulative basis for the periods indicated. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely. Items presented in this table are categorized as to remaining maturity or next repricing date.

	At December 31, 2005
	3 months or less	Over 3 months through 1 year	Over 1 year through 3 years	Over 3 years through 5 years	Over 5 years through 15 years	Over 15 years	Total
	(In thousands)

Interest-Earning Assets:

Loans, net of unearned discount (1)
Investment securities:	$137,501	$23,504	$25,302	$17,714	$21,970	$40,068	$266,059
Held-to-maturity
Available-for-sale	477	524	7,728	2,083	—	—	10,812
Restricted stock	23,587	3,013	10,169	6,996	717	—	44,482
Due from banks	1,876	—	—	—	—	—	1,876
	7,491	—	—	—	—	—	7,491

Total interest-earning assets	$170,932	$27,041	$43,199	$26,793	$22,687	$40,068	$330,720

Interest-Bearing Liabilities:

Savings deposits	$20,267	$—	$—	$—	$—	$—	$20,267
NOW and MMDA
Deposits	59,638	—	—	—	—	—	59,638
Time deposits	51,017	72,420	59,804	4,720	—	—	187,961
Borrowings	4,406	6,850	4,385	—	—	—	15,641

Total interest-bearing liabilities	$135,328	$79,270	$64,189	$4,720	$—	$—	$283,507

Interest rate sensitive gap	$35,604	($52,229)	($20,990)	$22,073	$22,687	$40,068	$47,213

Cumulative interest rate sensitive gap	$35,604	($16,625)	($37,615)	($15,542)	$7,145	$47,213
_________________
(1) Includes loans held for sale.

The method used to analyze interest rate sensitivity in the table above has a number of limitations. Certain assets and liabilities may react differently to changes in interest rates even though they reprice or mature in the same or similar time periods. The interest rates on certain assets and liabilities may change at different times than changes in market interest rates, with some changing in advance of changes in market rates and some lagging behind changes in market rates. Also, certain assets (e.g. adjustable rate loans) often have provisions, which may limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Additionally, the actual prepayments and withdrawals in the event of a change in interest rates may differ significantly from those assumed in the calculations shown in the table. Finally, the ability of borrowers to service their debt may decrease in the event of an interest rate increase.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
FOR FARNSWORTH

The following discussion of the financial condition and results of operations of Farnsworth and its subsidiaries should be read in conjunction with the accompanying consolidated financial statements included elsewhere herein.

General

As a holding company, Farnsworth does not conduct any activities apart from its ownership of Peoples Savings Bank, which we refer to as Peoples. As such, this discussion relates mostly to Peoples. Peoples’ results of operations depend primarily on net interest income, which is determined by (I) the difference between rates of interest Peoples earns on its interest-earning assets and the rates Peoples pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. Peoples’ results of operations are also affected by non-interest income, including, primarily, income from customer deposit account service charges, gains and losses from the sale of investment securities and non-interest expense, including, primarily, compensation and employee benefits, professional fees, office occupancy cost, and data processing cost. Peoples’ results of operations are also affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond Peoples’ control.

Market Risk Analysis

Qualitative Analysis. Peoples’ assets and liabilities may be analyzed by examining the extent to which they are interest rate sensitive and by monitoring the expected effects of interest rate changes on Peoples’ net portfolio value. An asset or liability is interest rate sensitive within a specific time period if it will mature or re-price within that time period. If Peoples’ assets mature or re-price more quickly or to a greater extent than its liabilities, Peoples’ net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if Peoples’ assets mature or re-price more slowly or to a lesser extent than its liabilities, Peoples’ net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Peoples’ policy has been to address the interest rate risk inherent in the typical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates and by originating loans with shorter terms to maturity such as construction, commercial and consumer loans.

Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk (“IRR”) component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution’s risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value (“NPV”) to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution’s IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point (“bp”) change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets (“PV”) will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on Peoples’ asset size and risk-based capital, Peoples has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents Peoples’ NPV at June 30, 2006, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.

Changes In Market	Net Portfolio Value
Interest Rates	$ Amount	$ Change	% Change	NPV Ratio(1)
(basis points)(2)	(Dollars in thousands)
+300	4,850	-5,894	-55%	4.78%
+200	6,718	-4,026	-37%	6.48%
+100	8,753	-1,990	-19%	8.24%
0	10,743	-	-	9.88%
-100	12,271	1,528	+14%	11.08%
-200	12,908	2,164	+20%	11.53%

___________ (1) Calculated as the estimated NPV divided by present value of total assets. (2) the -300bp scenario is not shown due to the current low interest rate environment.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react at different times and in different degrees to changes in market rates of interest. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as many borrowers may be unable to service their debt in the event of an interest rate increase.

Peoples’ Board of Directors review Peoples’ asset and liability policies on a quarterly basis. The Board meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the Board of Directors with respect to Peoples’ asset and liability goals and strategies. Peoples expects that its asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Financial Condition

Total assets were $107.2 million at June 30, 2006, an increase of $3.1 million compared to $104.1 million at September 30, 2005. The increase was due to an increase in loans receivable, net of $4.0 million and an increase in deferred taxes of $579,000, partially offset by a decrease in cash and due from banks of $1.3 million. Total assets increased $8.6 million or 9.1% to $104.1 million at September 30, 2005 from $95.5 million at September 30, 2004. The increase was primarily attributable to a $3.5 million increase in Peoples’ loans receivable net, a $4.3 million increase in cash and due from banks, and a $839,000 increase in securities. The increase in loans receivable was due to greater marketing and increased demand in Peoples’ primary market area. Peoples has increased its commercial real estate loan portfolio in recent periods.

Farnsworth’s total liabilities increased by $3.4 million to $98.3 million at June 30, 2006 compared to $94.9 million at September 30, 2005, the increase was primarily due to an increase in deposits. Peoples Savings Bank's total liabilities increased $6.7 million or 7.6% to $94.9 million at September 30, 2005 from $88.2 million at September 30, 2004. The increase was primarily attributable to a $6.8 million increase in deposits and an increase in advances from borrowers of $31,000 partially offset by a decrease in FHLB advances of $155,000. Deposits increased primarily due to increased marketing of the overall bank.

Stockholders’ equity was $8.9 million or 8.3% of total assets at June 30, 2006, as compared to $9.2 million or 8.9% of total assets at September 30, 2005, as compared to $7.3 million or 7.6% of total assets at September 30, 2004. The decrease in stockholders’ equity is primarily attributable to an increase in the unrealized depreciation on available for sale securities net of taxes of $498,000 and dividends paid of $65,000, partially offset by net income of $210,000.

Average Balance Sheet

The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. Average balances are based upon month-end balances, however, Peoples Savings Bank does not believe the use of month-end balances differs significantly from an average based upon daily balances. There have been no tax equivalent adjustments made to yields.

	Year Ended September 30,
	2005			2004
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)	$68,107	$4,653	6.83%	$66,798	$4,448	6.66%
Investment securities(2)	30,217	1,068	3.53	26,359	887	3.37
Total interest-earning assets	98,324	5,721	5.82	93,157	5,335	5.73
Noninterest-earning assets	3,230	--		736	--
Total assets	$101,554	5,721		$93,893	5,335
Interest-bearing liabilities:
NOW accounts	$10,203	70	0.68	$10,663	89	0.84
Savings accounts	16,875	170	1.00	18,248	185	1.01
Money market accounts	14,023	297	2.12	10,904	151	1.38
Certificates of deposit	44,519	1,350	3.03	41,448	1,052	2.54
FHLB - Advances	727	43	5.91	890	52	5.83
Total interest-bearing liabilities	86,347	1,930	2.24	82,153	1,529	1.86
Noninterest-bearing liabilities	6,212			4,980
Total liabilities	92,559			87,133
Stockholders' equity	8,995			6,760
Total liabilities and stockholders' equity	$101,554			$93,893
Net interest income		$3,791			$3,806
Interest rate spread(3)			3.58%			3.87%
Net yield on interest-earning assets(4)			3.86%			4.09%
Ratio of average interest-earning assets to average interest-bearing liabilities			113.87%			113.39

___________________
(1) Average balances include non-accrual loans.
(2) Includes mortgage-backed securities, investment securities and interest-bearing deposits in other financial institutions.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in Peoples Savings Bank's interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i)changes in volume (changes in average volume multiplied by old rate); (ii)changes in rates (changes in rate multiplied by old average volume); (iii)changes in rate-volume (changes in rate multiplied by the change in average volume).

	Year Ended September 30, 2005 vs. 2004
	Increase (Decrease) Due to
	Volume	Rate	Rate/ Volume	Net
	(In thousands)
Interest income:
Loans receivable	$87	$116	$2	$205
Investment securities	130	45	6	181
Total interest income	217	161	8	386

Interest expense:
NOW accounts	(4)	(16)	1	(19)
Savings account	(14)	(1)	—	(15)
Money market accounts	43	80	23	146
Certificates of deposits	78	205	15	298
FHLB advances	(10)	1	—	(9)
Total interest expense	93	269	39	401

Change in net interest income	$124	$(108)	$(31)	$(15)

Results of Operations

Net Income.  Peoples’ net income decreased $34,000 for the quarter ended June 30, 2006 to $55,000 from $89,000 for the quarter ended June 30, 2005. The decrease in net income was mostly attributable to a decrease in net interest income after provision for loan losses of $48,000, and a decrease in non-interest income of $16,000, partially offset by a decrease in non-interest expense of $18,000 and a decrease in provision for income taxes of $12,000. For the nine months ended June 30, 2006, net income decreased $95,000 to $210,000 from net income of $305,000 for the same period in 2005 which was attributable to the same factors discussed with respect to the quarterly period. Peoples’ net income decreased $270,000 for the year ended September 30, 2005, to $336,000 from $606,000 for the year ended September 30, 2004. The decrease was attributable to a decrease in net interest income after provision for loan losses of $45,000, a decrease in non-interest income of $42,000 and an increase in non-interest expense of $113,000, partially offset by a decrease in income taxes of $41,000.

Net Interest Income.  Net interest income is the most significant component of Peoples’ income from operations. Net interest income is the difference between interest Peoples received on its interest-earning assets, primarily loans, investment and mortgage-backed securities and interest Peoples pays on its interest-bearing liabilities, primarily deposits and borrowings. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

Net interest income after provision for loan losses decreased $48,000, or 5.2%, to $878,000 for the quarter ended June 30, 2006 as compared to $926,000 for the quarter ended June 30, 2005. The decrease resulted from an increase in interest expenses of $167,000 and an increase in the provision for loan losses of $9,000 partially offset by an increase in interest income of $138,000. Net interest income after provision for loan losses for the nine months ended June 30, 2006 decreased by $45,000 to was $2.7 million.

Provision for Loan Losses.  The provision for loan losses was $28,000 for the three months ended June 30, 2006, compared to $9,000 for the three months ended June 30, 2005. The increase reflects management’s assessment of the credit risks in the loan portfolio and the level of charge-offs and non-performing loans. For the nine months ended June 30, 2006, the provision for loan losses was $118,000 compared to $76,000 for the same period in 2005. Provision for loan losses was $109,000 for the year ended September 30, 2005, as compared to $123,000 for the year ended September 30, 2004. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is appropriate based on the risk characteristics of the loan portfolio.

Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

Noninterest Income.  Non-interest income decreased $16,000 or 23.2% to $53,000 for the quarter ended June 30, 2006 from $69,000 for the same quarter in 2005. The decrease was partially due to a decrease in fees and other charges of $5,000 and a decrease in gains on sale of securities and loans available for sale of $11,000 compared to the same period in 2005. For the nine months ended June 30, 2006, non-interest income decreased $42,000 compared to the same period in 2005 with the decrease due to the same factors. Noninterest income decreased $91,000 or 24.45% from $372,000 for the year ended September 30, 2004 to $281,000 for 2005. This decrease in Peoples’ noninterest income was due to a decrease of $50,000 in net realized gains on the sale of available for sale securities and loans, and a decrease in fees and other service charges of $41,000.

Noninterest Expense.  Non-interest expense decreased $18,000 to $825,000 for the quarter ended June 30, 2006 compared to $843,000 for the quarter ended June 30, 2005. The decrease was primarily due to a decrease in professional fees of $31,000 and a decrease in other expenses of $33,000 partially offset by an increase in compensation and benefits of $48,000. For the nine months ended June 30, 2006 non-interest expense increased by $50,000 compared to the same period in 2005. The increase in the nine months was due to an increase in compensation and benefits of $93,000, an increase of $8,000 in professional fees and an increase of $62,000 in service fees partially offset by a decrease in occupancy and equipment of $28,000 and a decrease in other expenses of $81,000. Noninterest expense increased $254,000 or 8.27% from $3.1million for the year ended September 30, 2004, to $3.3 million for 2005. The increase in Peoples’ noninterest expense was due to an increase of $123,000 in Peoples’ compensation and benefits, an increase of $78,000 in professional fees and an increase of $45,000 in Peoples’ occupancy and equipment expense. The increase in compensation and benefits expense was due in part to additional personnel required to support the commercial loan department, and the additional professional fees are due to the cost of preparing to comply with Sarbanes-Oxley Section 404.

Income Tax Expense.  Income tax expense decreased by $12,000 for the quarter ended June 30, 2006 compared to $63,000 for the quarter ended June 30, 2005. This decrease was attributed to the decrease in pretax income of $46,000. For the nine months ended June 30, 2006, income tax expense decreased by $41,000 due to the decrease in pretax income. Income tax expense decreased $77,000 from $365,000 for the year ended September 30, 2004 to $288,000 for 2005. This decrease in income tax expense was primarily due to the decrease in net taxable earnings of Peoples. Peoples’ effective tax rate was 46.1% and 37.6% for the years ended September 30, 2005 and 2004, respectively.

Liquidity and Capital Resources

Peoples is required to maintain adequate levels of liquid assets for its safe and sound operation.

Peoples’ primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities and interest-bearing deposits with other banks, advances from the FHLB of New York, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows, and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. Peoples uses its liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and meet operating expenses.

Net cash provided by Peoples’ operating activities (the cash effects of transactions that enter into Peoples’ determination of net income e.g., non-cash items, amortization and depreciation, provision for loan losses) for the nine months ended June 30, 2006 was $197,000, a decrease of $377,000 compared to the same period in 2005. The decrease in 2006 was primarily due to a decrease in net income of $95,000, a change in advances from borrowers of $324,000 and a decrease in stock compensation of $63,000.

Net cash provided by Peoples’ operating activities (the cash effects of transactions that enter into Peoples’ determination of net income e.g., non-cash items, depreciation, provision for loan losses) for the year ended September 30, 2005 totaled $757,000, a decrease of $144,000 as compared to 2004. This decrease was mainly due to the decrease in net income of $270,000.

Net cash used by Peoples’ investing activities (i.e., cash disbursements, primarily for the purchase of investment securities and mortgage-backed securities and for the funding of loans) for the nine months ended June 30, 2006, totaled $4.6 million compared to $4.8 million for the same period in 2005. The use of funds is mainly attributed to an increase in loans receivable, net of $4.1 million and an increase in investments of $796,000. Net cash used by Peoples’ investing activities (i.e., cash disbursements, primarily for the purchase of Peoples’ investment securities and mortgage-backed securities portfolios and Peoples’ loan portfolio) for the year ended September 30, 2005, totaled $4.8 million, a decrease of $4.6 million. The decrease in cash used was primarily attributable to funding net loan growth of $15.1 million in 2005 as compared to $16.1 million in 2004 and by net proceeds of available for sale investment securities in 2005 of $14.0 million compared to $12.0 million in 2004. Additional uses of cash were to purchase premises and equipment of $38,000 and purchase of Federal Home Loan Bank stock of $30,000.

Net cash provided for Peoples’ financing activities (i.e., cash receipts primarily from net increases in deposits and net decreases in FHLB advances) for the nine months ended June 30, 2006, totaled $3.1 million, compared to net cash provided by financing activities of $8.2 million for the same period in 2005. The change is attributed to an increase in deposits of $3.2 million for the nine months ending June 30, 2006 compared to an increase in deposits of $6.4 million for the same period in 2005 and the proceeds from the sale of common stock of $1.8 million net in 2005 versus none in 2006. Net cash provided in Peoples financing activities (i.e., cash receipts primarily from net proceeds from stock issuance and from net increases in deposits and net increases in FHLB advances) for the year ended September 30, 2005 totaled $8.4 million, an increase of $5.4 million as compared to the year ended September 30, 2004. This increase was primarily attributable to increased deposits of $6.8 million and issuance of additional common stock net of $1.8 million partially offset by repayment of FHLB advances of $155,000, and cash dividends of $65,000.

OTS capital regulations applicable to Peoples Savings Bank require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) a leverage ratio (core capital) equal to at least 3% of total adjusted assets, and (3) a risk-based capital requirement equal to 8.0% of total risk-weighted assets. In addition, the OTS prompt corrective action regulation provides that a savings institution that has a leverage capital ratio of less than 4% (3% for institutions receiving the highest examination rating) will be deemed to be “undercapitalized” and may be subject to certain restrictions. Peoples Savings Bank was in compliance with these requirements at June 30, 2006, with tangible, core and risk based capital ratios of 7.85%, 7.85% and 13.18%, respectively.

Approximately $30.1 million of Peoples’ time deposits mature within the next 12 months. Peoples expects such deposits to be renewed at market rates. In addition to this source of continuing funding, Peoples has total borrowing capacity of 25% of total assets through the FHLB of New York.

The following table sets forth our contractual obligations and commitments as of September 30, 2005.

	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Construction loans in process	700	700	-	-	-
Other commitments to extend credit	3,793	-	-	-	3,793
Total	4,719	700	-	-	3,793

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
FHLB advances	655	165	361	129	0
Rentals under operating leases	966	55	110	108	693
Total	1621	220	471	237	693

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND
CERTAIN BENEFICIAL OWNERS OF FARNSWORTH COMMON STOCK

Persons and groups owning in excess of 5% of Farnsworth’s common stock are required to file certain reports regarding such ownership pursuant to the Securities Exchange Act of 1934, as amended. The following table sets forth, as of October 31, 2006, persons or groups who own more than 5% of Farnsworth common stock and the ownership of all named executive officers and directors and of all executive officers and directors as a group. Other than as noted below, management knows of no person or group that owns more than 5% of the outstanding shares of Farnsworth common stock at October 31, 2006.

	Number of Shares Beneficially Owned	Percent of Common Stock
Certain Beneficial Owners:
Craig W. Yates 227 Cliff Avenue Edgewater Park, New Jersey (1)	57,200	8.8%

Gary N. Pelehaty 789 Farnsworth Avenue, Bordentown, New Jersey (2)	54,206	8.1%

Joseph H. Kelly 25 Germantown Road Bordentown, New Jersey (3)	33,386	5.1%

First Banker's Trust Company, Trustee for the Peoples Savings Bank ESOP 789 Farnsworth Avenue, Bordentown, New Jersey (4)	51,673	7.9%

Directors and Executive Officers:
John J. Maley, Jr. (5)	6,518	1.0%
Edgar N. Peppler (6)	29,435	4.5%
Gary N. Pelehaty (2)	54,206	8.1%
Charles E. Adams (5) (7)	22,960	3.5%
William H. Wainwright, Jr. (8)	29,869	4.5%
Coby M. Frier	5,845	0.9%
George G. Aaronson, Jr. (5) (9)	18,403	2.8%
Joseph H. Kelly (3)	33,386	5.1%
G. Edward Koenig, Jr. (10)	11,129	1.7%
Charles Alessi (11)	25,968	3.9%
All directors and executive officers of Farnsworth as a group (10 persons)(12)	237,719	36%

(1)	Number of shares is based upon an amended Schedule 13D filed on November 17, 2004 showing sole voting and dispositive power with respect to 57,200 shares.

(2)	Includes 20,874 shares subject to options exercisable within 60 days of October 31, 2006.

(3)	Includes 3,299 shares subject to options exercisable within 60 days of October 31, 2006.
.
(4)
The Employee Stock Ownership Plan (the "ESOP") purchased such shares for the exclusive benefit of plan participants with funds borrowed from Farnsworth. These shares are held in a suspense account and are allocated among ESOP participants annually on the basis of compensation as the ESOP debt is repaid. The ESOP Committee instructs the ESOP trustees regarding investment of ESOP plan assets. The ESOP trustee votes all shares allocated to participant accounts under the ESOP as directed by participants. Unallocated shares, and shares for which no timely voting direction is received, are voted by the ESOP trustee, subject to its fiduciary duty, as directed by the ESOP Committee. As of the record date, 28,870 shares had been allocated to ESOP participants.

(5)	Excludes 51,673 shares held under the ESOP over which such individual, as a member of the ESOP Committee and as an ESOP Trustee, exercises shared voting power.

(6)	Includes 6,453 shares subject to options exercisable within 60 days of October 31, 2006.

(7)	Includes 5,873 shares subject to options exercisable within 60 days of October 31, 2006.

(8)	Includes 6,766 shares subject to options exercisable within 60 days of October 31, 2006.

(9)	Includes 5,110 shares subject to options exercisable within 60 days of October 31, 2006.

(10)	Includes 4,386 shares subject to options exercisable within 60 days of October 31, 2006.

(11)	Includes 11,803 shares subject to options exercisable within 60 days of October 31, 2006.

(12)
Includes shares of Farnsworth common stock held directly as well as by spouses or minor children, in trust and other indirect ownership, over which shares the individuals effectively exercise sole voting and investment power, unless otherwise indicated. Excludes 51,673 shares held under the ESOP over which such individual, as a member of the ESOP committees and as an ESOP trustee, exercises shared voting power. Such individuals disclaim beneficial ownership with respect to the ESOP shares. Includes 64,564 shares subject to options exercisable within 60 days of the record date.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires Sterling Bank’s executive officers and directors, and persons who own more than ten percent of Sterling Bank’s common stock (collectively, “Reporting Persons”), to file reports of ownership and changes in ownership of Sterling Bank’s common stock with the FRB and to provide copies of those reports to Sterling Bank. Sterling Bank is not aware of any person who presently is the beneficial owner, as defined under Section 16(a), of more than ten percent of Sterling Bank’s common Stock. Based solely upon a review of the copies of such forms received by Sterling Bank or written representations from Reporting Persons, Sterling Bank believes that, with respect to fiscal 2005, all Reporting Persons complied with all applicable filing requirements under Section 16(a), except changes in ownership on Form 4 were not timely filed with regard to the dividend reinvestment feature of Mr. Taylor’s Individual Retirement Account in August and November 2005.

EXPERTS

The financial statements of Sterling Bank at December 31, 2005 and 2004 and for each of the years in the two year period ended December 31, 2005 have been included in this joint proxy statement/prospectus in reliance upon the report of McGladrey & Pullen, LLP, appearing elsewhere in this joint proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

A representative of McGladrey & Pullen, LLP will be present at the Sterling Bank annual meeting and will be given an opportunity to make a statement. The representative will also be available to respond to appropriate questions from shareholders. The Audit Committee of the Sterling Bank Board of Directors has determined that the provision of the services set forth under “Audit Fees” below, is compatible with maintaining the independence of McGladrey & Pullen, LLP with respect to Sterling Bank for the fiscal year ended December 31, 2005. It is intended that McGladrey & Pullen, LLP will also serve as auditors of the Holding Company.

The financial statements of Farnsworth Bancorp, Inc. at September 30, 2005 and 2004 and for each of the years in the two year period ended September 30, 2005 have been included in this joint proxy statement/prospectus in reliance upon the report of Kronick Kalada Berdy & Co. P.C., appearing elsewhere in this joint proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

Audit Fees

The following table presents fees for professional services rendered by McGladrey & Pullen, LLP for the audit of Sterling Bank’s annual financial statements for the fiscal years ended December 31, 2005 and 2004 and fees billed for other services rendered by McGladrey & Pullen, LLP and RSM McGladrey, Inc. (an affiliate of McGladrey & Pullen, LLP) for fiscal years 2005 and 2004:

	2005	2004
Audit fees (a)	$83,000	$77,000
Audit-related fees (b)	35,000	—
Tax fees (c)	12,000	10,000
All other fees	—	—
_________________________________
(a) Fees for 2005 consist of fees for the audit of Sterling Bank’s annual financial statements and review of financial statements included in Sterling Bank’s quarterly reports.

(b) Fees for 2005 consist of fees for the review of Sterling Bank’s Offering Circular relating to its public offering of shares of common stock which closed in May 2005.

(c) Tax service fees for compliance work, as well as tax planning and tax advice.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee pre-approves all audit and permissible non-audit services provided to the Company by the independent auditor. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted policies and procedures for the pre-approval of services provided by the independent auditor. Such policies and procedures provide that management and the independent auditor shall jointly submit to the Audit Committee a schedule of audit and non-audit services for approval as part of the Annual Plan for each fiscal year. In addition, the policies and procedures provide that the Audit Committee may also pre-approve particular services not in the Annual Plan on a case-by-case basis. Management must provide a detailed description of each proposed service and the projected fees and costs (or a range of such fees and costs) for the service. The policies and procedures require management and the independent auditor to provide quarterly updates to the Audit Committee regarding services rendered to date and services yet to be performed.

SHAREHOLDER PROPOSALS

In order to be considered for inclusion in Sterling Bank’s proxy materials for the annual meeting of shareholders for the fiscal year ending December 31, 2006 (the “2007 annual meeting”), all shareholder proposals must be received by Sterling Bank and must be submitted in accordance with Rule 14a-8 of the Exchange Act on or before February 1, 2007. In order to receive consideration, shareholder proposals for the 2007 annual meeting which are not being submitted for inclusion in Sterling Bank’s proxy statement must be submitted to the Secretary of Sterling Bank so that it is received by Sterling Bank within a reasonable time before the 2007 annual meeting. All shareholder proposals should be sent to R. Scott Horner, Secretary, Sterling Bank, 3100 Route 38, Mount Laurel, New Jersey 08054.

If the Merger is completed, Farnsworth does not anticipate holding another annual meeting. In the event that it did, Farnsworth would disclose the deadline by which shareholder proposals would have to be submitted in a subsequent Form 10-QSB, Form 10-KSB or Form 8-K.

LEGAL MATTERS

The validity of the shares of Holding Company common stock to be issued pursuant to the Plan of Acquisition and the Merger Agreement and the federal and state income tax consequences of the Reorganization and the federal income tax consequences of the Merger and are being passed upon for the Holding Company by Dilworth Paxson LLP.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus does not contain all of the information set forth in the Registration Statement which the Holding Company has filed with the SEC under the Securities Act, in connection with the Reorganization described herein. The Registration Statement, including exhibits, may be inspected or copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the public reference facilities by calling the SEC at 1-800-SEC-0330. A copy of the Registration Statement, including exhibits, and other reports, proxy, and information statements and other information filed with the SEC may be also obtained through the SEC’s Internet web site located at http://www.sec.gov.

Sterling Bank’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, as filed with the FRB, including exhibits thereto, as well as the Annual Report to the Shareholders for the fiscal year ended December 31, 2005, proxy statements, and quarterly and all other reports filed with the FRB may be inspected without charge at the Public Reference Section of the FRB at 20th Street and Constitution Avenue, NW, Washington, DC 20551. Copies of all or any such reports may be obtained from the FRB at prescribed rates.

Farnsworth is subject to the periodic reporting requirements of the Exchange Act. Copies of its annual, quarterly and current reports may be inspected or copied at the public reference facilities maintained by the SEC at the address listed above and may also be obtained through the SEC’s Internet web site located at http://www.sec.gov.

OTHER BUSINESS

Neither the Boards of Directors of Sterling Bank nor Farnsworth are aware of any other matters to come before the Sterling Bank annual meeting or the Farnsworth special meeting. However, if any other matters should properly come before the Sterling Bank annual meeting, the Farnsworth special meeting, or any respective adjournments, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the persons named in the accompanying proxy.

INDEX TO FINANCIAL STATEMENTS

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Separate financial statements for the Holding Company have not been included in this prospectus because the Holding Company, which has engaged in only organizational activities to date, has no significant assets, contingent or other liabilities, revenues, expenses or earning per share.

Report of Independent Registered Public Accounting Firm

Shareholders and Directors
Sterling Bank
Mount Laurel, New Jersey

We have audited the accompanying balance sheets of Sterling Bank as of December 31, 2005 and 2004, and the related statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of Sterling Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Bank as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Blue Bell, Pennsylvania

January 27, 2006, except for paragraph 7 of Note 12, which is as of July 28, 2006.

Sterling Bank

Balance Sheets
December 31, 2005 and 2004

Assets	2005	2004

Cash and cash due from banks	$17,847,000	$11,309,000
Federal funds sold	321,000	—

Cash and cash equivalents	18,168,000	11,309,000

Investment securities held-to-maturity, at cost (fair value of $10,493,000
and $13,916,000 at December 31, 2005 and 2004, respectively)	10,812,000	14,041,000
Investment securities available-for-sale, at fair value	44,482,000	53,950,000

Total investment securities	55,294,000	67,991,000

Restricted stock, at cost	1,876,000	1,669,000

Loans held for sale	40,721,000	26,026,000

Loans	225,338,000	179,765,000
Less: allowance for loan losses	(1,154,000)	(913,000)

Net loans	224,184,000	178,852,000

Bank premises and equipment, net	6,083,000	4,714,000
Accrued interest receivable and other assets	4,990,000	3,665,000

Total assets	$351,316,000	$294,226,000

Sterling Bank

Balance Sheets
December 31, 2005 and 2004

Liabilities and Shareholders' Equity	2005	2004

Liabilities
Deposits:
Noninterest-bearing	$32,545,000	$34,391,000
Interest-bearing	267,866,000	217,869,000

Total deposits	300,411,000	252,260,000

Federal Home Loan Bank advances	15,641,000	20,329,000
Accrued interest payable and other accrued liabilities	1,016,000	880,000

Total liabilities	317,068,000	273,469,000

Commitments and Contingencies (Notes 7, 8 and 16)

Shareholders' Equity
Common stock,
$2 par value, 15,000,000 and 5,000,000 shares authorized; 4,536,452 and
2,877,412 shares issued and outstanding at December 31, 2005 and 2004,
respectively	9,073,000	5,755,000
Additional paid-in capital	23,263,000	13,732,000
Retained earnings	2,746,000	1,597,000
Accumulated other comprehensive loss	(834,000)	(327,000)

Total shareholders' equity	34,248,000	20,757,000

Total liabilities and shareholders' equity	$351,316,000	$294,226,000

See Notes to Financial Statements.

Sterling Bank

Statements of Operations
Years Ended December 31, 2005 and 2004

	2005	2004
Interest and dividend income
Interest and fees on loans	$16,505,000	$10,986,000
Interest and dividends on securities	2,500,000	2,728,000
Interest on Federal funds sold	127,000	93,000
Total interest and dividend income	19,132,000	13,807,000

Interest expense
Interest on deposits	6,542,000	3,595,000
Interest on Federal Home Loan Bank advances and overnight borrowings	611,000	527,000
Total interest expense	7,153,000	4,122,000

Net interest income	11,979,000	9,685,000

Provision for loan losses	284,000	155,000

Net interest income after provision for loan losses	11,695,000	9,530,000

Noninterest income
Gains on sales of securities, net	1,000	132,000
Service charges	247,000	143,000
Miscellaneous fees and other	463,000	431,000
Total noninterest income	711,000	706,000

Noninterest expenses
Compensation and benefits	5,498,000	4,511,000
Occupancy, equipment and data processing	2,397,000	2,302,000
Marketing and business development	740,000	513,000
Professional services	399,000	394,000
Other operating expenses	775,000	757,000
Total noninterest expenses	9,809,000	8,477,000

Income before income tax expense	2,597,000	1,759,000

Income tax expense	966,000	633,000

Net income	$1,631,000	$1,126,000

Net income per common share:
Basic	$0.39	$0.36
Diluted	$0.38	$0.35
Weighted average shares outstanding:
Basic	4,192,000	3,155,000
Diluted	4,270,000	3,191,000

See Notes to Financial Statements.

Sterling Bank

Statements of Shareholders' Equity
Years Ended December 31, 2005 and 2004

	Common Stock		Additional Paid-In	Retained	Accum-ulated Other Compre-hensive Income	Total Share-holders’
	Shares	Amount	Capital	Earnings	(Loss)	Equity

December 31, 2003	2,695,940	$5,392,000	$13,754,000	$696,000	$(179,000)	$19,663,000

Comprehensive income:

Net income - 2004	—	—	—	1,126,000	—	1,126,000
Change in net unrealized loss on
securities available-for-sale, net
of reclassification adjustment and tax effects	—	—	—	—	(148,000))	(148,000)
Total comprehensive income						978,000

Cash dividends paid ($0.08 per share)	—	—	—	(225,000)	—	(225,000)
5% common stock dividend	136,873	274,000	(276,000)	—	—	(2,000)

Net proceeds from issuance of common stock	44,599	89,000	254,000	—	—	343,000
December 31, 2004	2,877,412	5,755,000	13,732,000	1,597,000	(327,000)	20,757,000

Comprehensive income:
Net income - 2005	—	—	—	1,631000	—	1,631,000
Change in net unrealized loss on
securities available-for-sale, net
of reclassification adjustment and tax effects	—	—	—	—	(507,000)	(507,000)
Total comprehensive income						1,124,000

Cash dividends paid ($0.12 per share)	—	—	—	(482,000)	—	(482,000)
5% common stock dividend	215,771	431,000	(433,000)	—	—	(2,000)

Stock compensation	—	—	16,000	—	—	16,000

Net proceeds from issuance of common stock	1,443,269	2,887,000	9,948,000	—	—	12,835,000
December 31, 2005	$4,536,452	$9,073,000	$23,263,000	$2,746,000	$(834,000)	$34,248,000

See Notes to Financial Statements.

Sterling Bank
Statements of Cash Flows
Years Ended December 31, 2005 and 2004
	2005	2004
Cash Flows From Operating Activities
Net income	$1,631,000	$1,126,000
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization of premises and equipment	771,000	804,000
Provision for loan losses	284,000	155,000
Net amortization of purchase premiums and discounts on securities	164,000	207,000
Stock compensation	16,000	—
Realized gain on sales of securities available-for-sale	(1,000)	(132,000)
Realized (gain) loss on sales of equipment	(24,000)	2,000
Deferred income tax benefit	(112,000)	74,000
Proceeds from sale of loans held for sale	375,334,000	300,613,000
Originations of loans held for sale	(390,029,000)	(304,139,000)
Changes in operating assets and liabilities:
Increase in accrued interest receivable and other assets	(875,000)	(76,000)
Increase in accrued interest payable and other accrued liabilities	136,000	113,000
Net cash used in operating activities	(12,705,000)	(1,253,000)

Cash Flows From Investing Activities
Purchases of securities available-for-sale	—	(23,539,000)
Purchases of securities held-to-maturity	—	(9,186,000)
Proceeds from sales of securities available-for-sale	3,844,000	9,272,000
Proceeds from maturities of securities available-for-sale	—	9,000,000
Proceeds from principal payments on mortgage-backed securities available-for-sale	4,683,000	4,869,000
Proceeds from principal payments on mortgage-backed securities held-to-maturity	3,162,000	3,061,000
Purchases of restricted stock	(3,338,000)	(1,234,000)
Proceeds from sale of restricted stock	3,131,000	733,000
Net increase in loans	(45,616,000)	(49,457,000)
Proceeds from sales of equipment	71,000	45,000
Purchases of premises and equipment	(2,187,000)	(467,000)
Net cash used in investing activities	(36,250,000)	(56,903,000)

Cash Flows From Financing Activities
Net proceeds from issuance of common stock	12,835,000	343,000
Dividends paid	(484,000)	(227,000)
Net decrease in noninterest-bearing deposits	(1,846,000)	(199,000)
Net increase in interest-bearing deposits	49,997,000	33,697,000
Proceeds from Federal Home Loan Bank Advances	11,070,000	16,085,000
Repayment of Federal Home Loan Bank Advances	(15,758,000)	(11,756,000)
Net cash provided by financing activities	55,814,000	37,943,000

Increase (Decrease) in cash and cash equivalents	6,859,000	(20,213,000)

Cash and Cash Equivalents, beginning	11,309,000	31,522,000

Cash and Cash Equivalents, ending	$18,168,000	$11,309,000

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$7,123,000	$4,312,000
Income taxes	$1,563,000	$313,000
See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 1.   Description of Business and Summary of Significant Accounting Policies

Description of Business: Sterling Bank is a commercial bank, which was incorporated on September 1, 1989, and commenced operations on December 7, 1990. Sterling Bank is chartered by the New Jersey Department of Banking and Insurance and is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. Sterling Bank maintains its principal office at 3100 Route 38 in Mount Laurel, New Jersey and has six other full service branches. Sterling Bank’s primary deposit products are checking, savings and term certificate accounts and its primary loan products are consumer, residential mortgage and commercial loans.

The accounting and financial reporting policies of Sterling Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Investment Securities: Investment securities are classified under one of the following categories at the date of purchase: “Held-to-Maturity” and accounted for at historical cost, adjusted for accretion of discounts and amortization of premiums; “Available-for-Sale” and accounted for at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity; or “Trading” and accounted for at fair value, with unrealized gains and losses reported as a component of net income. Classification is reassessed at each balance sheet date. Sterling Bank has not held and does not intend to hold trading securities.

At December 31, 2005 and 2004, Sterling Bank has identified investment securities that will be held for indefinite periods of time, including securities that will be used as part of Sterling Bank’s asset/liability management strategy and that may be sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as “available-for-sale” and are carried at fair value, with any unrealized gains or temporary losses reported as a separate component of other comprehensive income, net of the related income tax effect.

Also, at December 31, 2005 and 2004, Sterling Bank reported investments in securities, which were carried at cost, adjusted for amortization of premiums and accretion of discounts. Sterling Bank has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as “held-to-maturity.”

Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value, are included in noninterest income in the statements of operations. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that Sterling Bank would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

The amortization of premiums and accretion of discounts, computed by using the interest method over their contractual lives, are recognized in interest income. Gains and losses on the sale of such securities are accounted for on the specific identification basis.

Restricted Stock: Restricted stock includes investments in the common stocks of the Federal Reserve Bank of Philadelphia, the Federal Home Loan Bank of New York, and the Atlantic Central Bankers Bank, for which no markets exists and, accordingly, are carried at cost.

Loans: Sterling Bank originates residential mortgage, commercial and consumer loans to customers located principally in Burlington County and Camden County in Southern New Jersey. The ability of Sterling Bank’s debtors to honor their contracts is dependent upon general economic conditions in this area, including the real estate market, employment conditions and the interest rate market.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the related loan yield using the interest method.

A loan is considered to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on residential mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 1.   Description of Business and Summary of Significant Accounting Policies (Continued)

Interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of loans in light of changes in the nature and volume of the loan portfolio, overall portfolio quality and historical experience, review of specific problem loans, adverse situations which may affect borrowers’ ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and other factors which may warrant current recognition. Such periodic assessments may, in management’s judgment, require Sterling Bank to recognize additions or reductions to the allowance.

Various regulatory agencies periodically review the adequacy of Sterling Bank’s allowance for loan losses as an integral part of their examination process. Such agencies may require Sterling Bank to recognize additions or reductions to the allowance based on their judgments of information available to them at the time of their examination. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that Sterling Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Sterling Bank does not separately identify individual residential mortgage and consumer loans for impairment disclosures.

Loans Held for Sale: Loans held for sale consist almost entirely of student loans generated from an agreement we have with SLM, Inc. We fund loans made by SLM, Inc. to students for a period of 30 to 45 days. SLM, Inc. is contractually obligated to purchase the loans at face value, plus accrued interest, from us within 45 days. Loans held for sale are recorded at the lower of aggregate cost or estimated fair value. Interest income is accrued on the unpaid principal balance.

Concentration of Credit Risk: Sterling Bank’s loans are generally to diversified customers in Burlington County and Camden County, Southern New Jersey. The concentrations of credit by type of loan are set forth in Note 4. Generally, loans are collateralized by assets of the borrower and are expected to be repaid from the cash flow or proceeds from the sale of selected assets of the borrower.

Mortgage-backed securities held by Sterling Bank generally consist of certificates that are guaranteed by an agency of the United States government.

Interest Rate Risk: Sterling Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other borrowed funds, to make commercial, residential mortgage, and consumer loans, and to invest in overnight and term investment securities. Inherent in such activities is the potential for Sterling Bank to assume interest rate risk, which results from differences in the maturities and repricing characteristics of assets and liabilities. For this reason, management regularly monitors the level of interest rate risk and the potential impact on net income.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed and charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized to expense over the shorter of the term of the respective lease or the estimated useful life of the improvements.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 1.   Description of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes: Deferred income taxes arise principally from the difference between the income tax basis of an asset or liability, and its reported amount in the financial statements, at the statutory income tax rates expected to be in effect when the taxes are actually paid or recovered. Deferred income tax assets are reduced by a valuation allowance when, based on the weight of evidence available, it is more likely than not that some portion of the net deferred tax assets may not be realized.

Comprehensive Income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. However, certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

The components of other comprehensive loss and related tax effects for 2005 and 2004 are as follows:

	2005	2004
Unrealized holding losses on available-for-sale securities	$(844,000)	$(115,000)
Reclassification adjustment for gains realized in income	(1,000)	(132,000)
Net unrealized losses	(845,000)	(247,000)
Tax effect	(338,000)	(99,000)
Net-of-tax amount	$(507,000)	$(148,000)

Statement of Cash Flows: For the purpose of the statement of cash flows, cash equivalents are defined as cash and due from banks and other short-term investments with an original maturity, when purchased, of ninety days or less. For the purposes of the statement of cash flows, the change in loans and deposits are shown on a net basis.

Earnings Per Common Share: Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share consider common share equivalents (when dilutive) outstanding during each year. Certain options to purchase common stock were excluded from the 2005 and 2004 computation because the exercise prices of such options were greater than the average market price of Sterling Bank’s common stock during the period. Sterling Bank uses the treasury stock method in calculating diluted earnings per common share. Both basic and diluted earnings per share computations give retroactive effect to stock dividends declared, including stock dividends declared in 2006 (Note 12). Earnings per common share have been computed based on the following for the years ended December 31, 2005 and 2004:

	2005	2004

Net income	$1,631,000	$1,126,000

Average number of common shares outstanding	4,192,000	3,155,000
Effect of dilutive options	78,000	36,000
Average number of common shares outstanding used to
calculate diluted earnings per common share	4,270,000	3,191,000

Stock-Based Employee Compensation: Sterling Bank has a stock-based employee compensation plan which is more fully described in Note 15. As permitted under generally accepted accounting principles, grants of options under the plan are accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Because options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant, no stock-based employee compensation expense is included in determining net income for 2005 or 2004 for options issued. In December 2005, Sterling Bank’s Board of Directors accelerated the vesting of, and vested, all unvested outstanding options to acquire Sterling Bank’s common stock granted in fiscal years 2003, 2004 and 2005, totaling approximately 126,000 options that would otherwise vest at various times through the end of fiscal 2008 (the “Acceleration”). All other terms and conditions of such options remain unchanged as a result of the Acceleration.

The Board of Directors determined that the Acceleration is in the best interests of Sterling Bank and its shareholders because it reduced compensation expense that Sterling Bank would otherwise be required to record in future periods when Sterling Bank becomes subject to the requirements of Financial Accounting Standards Board (“FASB”) Statement No. 123 Share-Based Payment (Revised 2004) (“SFAS 123R”). Sterling Bank be came subject to SFAS 123R on January 1, 2006 (i.e., the first day of its fiscal year

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 1.   Description of Business and Summary of Significant Accounting Policies (Continued)

ending December 31, 2006). SFAS 123R will generally require that Sterling Bank record compensation expense equal to the fair value of all equity-based compensation over the vesting period of each award. As a result of the Acceleration and based on estimated Black-Scholes value calculations, Sterling Bank avoided incurring estimated pre-tax compensation expense related to the options subject to the Acceleration of approximately $182,000 in fiscal 2006, $118,000 in fiscal 2007, and $64,000 in fiscal 2008.

The Acceleration meets the criteria for variable accounting. Based upon past experience, Sterling Bank believes that the majority of the holders of the options subject to the Acceleration will remain employed over the full term of the original vesting period. Consequently, Sterling Bank recorded in the fourth fiscal quarter ending December 31, 2005, a pre-tax charge to earnings of $16,000, in the form of compensation expense, related to the Acceleration.

The following table illustrates the additional effect on net income and earnings per share for the years ended December 31, 2005 and 2004 as if Sterling Bank had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), to stock-based employee compensation. Both basic and diluted calculations give retroactive effect to stock dividends declared, including stock dividends declared in 2006 (Note 12).

	2005	2004
Net income, as reported	$1,631,000	$1,126,000
Deduct total stock-based compensation expense determined
under the fair value method for all awards	(494,000)	(100,000)
Pro forma net income	$1,137,000	$1,026,000
Earnings per share:
Basic:
As reported	$0.39	$0.36
Pro forma	$0.27	$0.33
Diluted:
As reported	$0.38	$0.35
Pro forma	$0.27	$0.32

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the determination of the allowance for loan losses.

Recent Accounting Pronouncements:

EITF Issue 03-01 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In March 2004, the FASB released Emerging Issues task Force (“EITF”) Issue 03-1. It provides guidance for determining when an investment is impaired and whether the impairment is other than temporary. In September 2004, the FASB approved for issuance a FASB Staff Position (“FSP”) EITF Issue 03-1-1. This issue delays the effective date, originally set for periods beginning after June 15, 2004, for the measurement and recognition guidance contained in paragraph 10-20 of EITF Issue 03-1. However, it does not suspend the requirements to recognize other-than-temporary impairments as required by existing authoritative literature. On June 29, 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment and directed the staff to propose a final FSP (retitled FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments) was issued on November 3, 2005 and replaces the guidance set forth in certain paragraphs of Issue 03-1 with references to existing other-than-temporary impairment guidance. The final FSP is to be applied prospectively and is effective for Sterling Bank beginning January 1, 2006. Sterling Bank does not expect application of the FSP to have a material impact on the financial statements.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 1.   Description of Business and Summary of Significant Accounting Policies (Continued)

Statement No. 123 (Revised) Share-Based Payment (“SFAS NO. 123(R)”)

In December 2004, the FASB issued SFAS No. 123(R), which establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. SFAS No. 123(R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted stock plans, performance-based stock awards, stock appreciation rights, and employee stock purchase plans. SFAS No. 123(R) replaces existing requirements under SFAS No. 123, Accounting for Stock-Based Compensation, and eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25. Therefore, the grant of future stock options will be reflected as a compensation expense in Sterling Bank’s financial statements over the period in which the employee is required to provide services in exchange for the award. The provisions for SFAS No. 123(R) are effective for Sterling Bank on January 1, 2006. As of December 31, 2005, all of the stock options Sterling Bank has granted have been vested and therefore will not require any stock-based employee compensation expense to be recognized in future periods. The financial impact of any stock options granted in the future will be determined using the Black-Scholes option pricing model.

Note 2.   Concentration of Credit Risk

Sterling Bank maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. These accounts are insured by the Federal Deposit Insurance Corporation up to $100,000 per account. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these accounts did not have a significant impact on the operations of Sterling Bankas of December 31, 2005.

Note 3.   Investment Securities

Sterling Bank’s investment securities as of December 31, 2005 was as follows:

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale
U.S. Government agencies and corporations	$27,260,000	$-	$(806,0000)	$26,454,000
Mortgage-backed securities	14,937,000	4,000	(423,000)	14,518,000
Municipal securities	3,675,000	-	(165,000)	3,510,000
Total securities available-for-sale	$45,872,000	$4,000	$(1,394,000)	$44,482,000
Held-to-maturity
U.S. Government agencies and corporations	$25,000	$-	$-	$25,000
Mortgage-backed securities	10,787,000	-	(319,000)	10,468,000
Total securities held-to-maturity	$10,812,000	$-	$(319,000)	$10,493,000

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 3.   Investment Securities (Continued)

Sterling Bank’s investment securities as of December 31, 2004 was as follows:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale
U.S. Government agencies and corporations	$27,264,000	$18,000	$(227,000)	$27,055,000
Mortgage-backed securities	19,712,000	20,000	(171,0000)	19,561,000
Municipal securities	7,519,000	16,000	(201,000)	7,334,000
Total securities available-for-sale	$54,495,000	$54,000	$(599,000)	$53,950,000
Held-to-maturity
U.S. Government agencies and corporations	$25,000	$-	$-	$25,000
Mortgage-backed securities	14,016,000	2,000	(127,000)	13,891,000
Total securities held-to-maturity	$14,041,000	$2,000	$(127,000)	$13,916,000

The amortized cost and estimated market value of debt securities at December 31, 2005 by contractual maturities are shown below. Expected maturities may differ from contractual maturities for mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties; therefore, these securities are not included in the maturity categories in the following maturity schedule.

	December 31, 2005
	Available-for-sale		Held-to-maturity
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value
Maturing within one year	$-	$-	$25,000	$25,000
Maturing after one year, but within five years	25,510,000	24,758,000	-	-
Maturing after five years, but within ten years	3,020,000	2,896,000	-	-
Maturing after ten years	2,405,000	2,310,000	-	-
Mortgage-backed securities	14,937,000	14,518,000	10,787,000	10,468,000
Total securities	$45,872,000	$44,482,000	$10,812,000	$10,493,000
Proceeds from sales of in-vestment securities available-for-sale during 2005 and 2004 were $3,844,000 and $9,272,000, respectively. Gross gains of $1,000 and $132,000 in 2005 and 2004, respectively, were realized on those transactions. Realized gains and losses are determined on the specific identification method and are included in non-interest income.

Securities with a carrying value of $48,135,000 and $56,806,000 were pledged to secure public deposits and Federal Home Loan Bank advances at December 31, 2005 and 2004, respectively.

Included in “Interest and dividends on securities” in the Statements of Operations was $199,000 and $285,000 of tax-exempt interest income for 2005 and 2004, respectively.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK
The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2005, are as follows:

	Continuous Unrealized Losses Existing for Less Than 12 Months		Continuous Unrealized Losses Existing for More Than 12 Months
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale:
U.S. Government agencies and corporations	$6,347,000	$(122,000)	$20,107,000	$(685,000)
Mortgage-backed securities	1,726,000	(32,000)	12,475,000	(390,000)
Municipal securities	-	-	3,510,000	(165,000)
	8,073,000	(154,0000)	36,092,000	(1,240,000)
Held-to-maturity:
Mortgage-backed securities	1,623,000	(31,000)	8,845,000	(288,000)
Total temporarily impaired securities	$9,696,000	$(185,000)	$44,937,000	$(1,528,000)

At December 31, 2005, 29 U.S. Government agencies and corporations, 44 mortgage-backed securities and 5 municipal securities were in an unrealized loss position. 63 of those securities were in an unrealized loss position for one year or more. Management believes that the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer. This factor coupled with the fact Sterling Bank has both the intent and ability to hold securities for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2004, are as follows:

	Continuous Unrealized Losses Existing for Less Than 12 Months		Continuous Unrealized Losses Existing for More Than 12 Months
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale:
U.S. Government agencies and corporations	$18,711,000	$(185,000)	$1,858,000	$(42,000)
Mortgage-backed securities	16,157,000	(169,000)	489,000	(2,000)
Municipal securities	1,448,000	(13,000)	4,334,000	(188,000)
	36,316,000	(367,000)	6,681,000	(232,000)
Held-to-maturity:
Mortgage-backed securities	12,276,000	(127,000)	-	-
Total temporarily impaired securities	$48,592,000	$(494,000)	$6,681,000	$(232,000)

Note 4.  Loans

The composition of net loans as of December 31, 2005 and 2004 are as follows:

	2005	2004
Commercial	$154,046,000	$120,163,000
Consumer	41,175,000	30,936,000
Residential mortgage	30,117,000	28,666,000
Total loans	225,338,000	179,765,000
Less: allowance for loan losses	(1,154,000)	(913,000)
Net loans	$224,184,000	$178,852,000

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK
Note 5.   Loans to Related Parties

Loans to related parties include loans made to executive officers, directors and their affiliated interests. Management believes that Sterling Bank has not entered into any transactions with these individuals or entities that were less favorable to Sterling Bank than they would have been for similar transactions with other borrowers.

An analysis of the activity in related party loans for 2005 and 2004 is as follows:

	2005	2004
Balance, beginning of year	$8,807,000	$6,510,000
Additions	3,218,000	7,558,000
Payments	(4,765,000)	(5,261,000)
Reclassification as non-related party	(2,390,000)	—
Balance, end of year	$4,870,000	$8,807,000

At December 31, 2005 and 2004, these loans are current as to payment of principal and interest.

In addition, Sterling Bank has financial instruments with off balance-sheet risk with certain related parties including loan commitments made to executive officers, directors and their affiliated interests. As of December 31, 2005 and 2004, commitments to extend credit and unused lines of credit amounted to approximately $2,106,000 and $1,889,000, respectively. Standby letters of credit were approximately $290,000 and $360,000 as of December 31, 2005 and 2004, respectively. These amounts are included in loan commitments and standby letters of credit (Note 7).

Note 6.   Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Balance, beginning of year	$913,000	$760,000
Provision for loan losses	284,000	155,000
Loans charged off	(45,000)	(9,000)
Recoveries of loans previously charged off	2,000	7,000
Balance, end of year	$1,154,000	$913,000

At December 31, 2005 and 2004, the carrying value of impaired loans was $-0- and $284,000, respectively. The average recorded investment in impaired loans during 2005 and 2004 was $108,000 and $79,000, respectively. Such loans are valued based on the present value of expected future cash flows discounted at the loans’ effective interest rates and/or the fair value of collateral if a loan is collateral dependent. No specific allocations were included in the allowance for loan losses at December 31, 2005 and 2004 for these loans. At December 31, 2005 and December 31, 2004, loans past due 90 days or more and still accruing interest were $447,000 and $437,000, respectively. Total non-accruing loans were $0 at December 31, 2005 and $284,000 at December 31, 2004.

Note 7.   Loan Commitments and Standby Letters of Credit

Sterling Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, including unused portions of lines of credit, and standby letters of credit, which are conditional commitments issued by Sterling Bank to guarantee the performance of an obligation of a customer to a third party. Both arrangements have credit risk essentially the same as that involved in extending loans, and are subject to Sterling Bank’s normal credit policies. Collateral may be obtained based on management’s credit assessment of the customer. Sterling Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments.

As of December 31, 2005 and 2004, commitments to extend credit and unused lines of credit amounted to approximately $54,865,000 and $63,681,000, respectively, and standby letters of credit were approximately $2,001,000 and $1,841,000, respectively. During 2005 and 2004, the majority of these commitments and standby letters of credit were at a variable rate of interest.

Such commitments generally have fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK
Note 8.   Bank Premises and Equipment

Bank premises and equipment at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Land	$1,004,000	$1,004,000
Premises and improvements	5,272,000	3,832,000
Furniture and equipment	3,916,000	3,453,000
Total premises and equipment, at cost	10,192,000	8,289,000
Less: accumulated depreciation and amortization	(4,109,000)	(3,575,000)
Premises and equipment, net	$6,083,000	$4,714,000

The estimated useful lives for calculating depreciation and amortization on furniture and equipment are between three and seven years. Premises and leasehold improvements are depreciated over the lesser of the economic life or the term of the related lease, generally ranging from three to twenty-five years.

Sterling Bank is obligated under a non-cancelable lease agreement (“1995 Lease”) with respect to land and building used for its main branch. The term of the 1995 Lease is 20 years with two 10-year renewal options. Rental payments under this lease commenced in January 1996. The lease payments increase through the initial 20-year term in accordance with changes in the National Consumer Price Index. In addition, Sterling Bank is responsible for real estate taxes, insurance, utilities, and maintenance and repair costs.

During 1999, Sterling Bank entered into a long-term operating lease of another bank building used for one of its branches beginning in June 2000. The term of the lease is for twenty-five years through May 2025 with two five-year renewal options.

During 2005, Sterling Bank renewed an operating lease for an administrative facility beginning in August 2005. The term of the lease is for three years through July 2008.

During 2005, Sterling Bank entered into a long-term operating lease of another bank building used for one of its branches beginning in December 2005. The term of the lease is for fifteen years through November 2020 with five five-year renewal options.

Sterling Bank is required to pay operating expenses for all leased properties. At December 31, 2005, the required future minimum rental payments under these leases are as follows:

Years Ending December 31,

2006	$565,000
2007	566,000
2008	521,000
2009	459,000
2010	467,000
Thereafter	4,305,000
$6,883,000
Rent expense was $496,000 and $451,000 in 2005 and 2004, respectively.

Note 9.   Bank-Owned Life Insurance

In 2003, Sterling Bank purchased a total of $2,000,000 of bank-owned life insurance on selected officers. The carrying amount of $2,214,000 and $2,134,000 at December 31, 2005 and 2004, respectively, is included in “Accrued interest receivable and other assets” in the accompanying balance sheets.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 10.  Deposits

Deposits at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Demand deposits, noninterest-bearing	$32,545,000	$34,391,000
Demand deposits, interest-bearing	59,638,000	64,235,000
Savings deposits	20,267,000	32,359,000
Time deposits of $100,000 or more	46,725,000	26,732,000
Other time deposits	141,236,000	94,543,000
Total deposits	$300,411,000	$252,260,000

At December 31, 2005, the scheduled maturities of time deposits are as follows:

Years Ending December 31,

2006	$123,437,000
2007	50,709,000
2008	9,095,000
2009	4,217,000
2010	503,000
$187,961,000

Interest expense on time deposits of $100,000 or more was approximately $1,121,000 and $453,000 for the years ended December 31, 2005 and 2004, respectively.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 11.  Borrowed Funds and Availability Under Lines of Credit

Sterling Bank is a member of the Federal Home Loan Bank of New York. Such membership permits Sterling Bank to obtain funding in the form of advances. At December 31, 2005 and 2004, there were $15,641,000 and $20,329,000, respectively, in advances outstanding.

At December 31, 2005, borrowed funds mature as follows:

Years Ending December 31,		Interest Rate

2006	$11,256,000	2.03-4.58%
2007	4,385,000	2.62-3.48%
	$15,641,000

Federal Home Loan Bank of New York advances require Sterling Bank to provide collateral, which may be in the form of a blanket lien on Sterling Bank’s assets or through a pledge, assignment, or delivery of specific assets. At December 31, 2005 and 2004, mortgage-backed investment securities with a carrying value of $21,160,000 and $26,198,000 were pledged, assigned, and delivered as collateral for outstanding advances. These advances cannot be prepaid without penalty. The agreement also requires that Sterling Bank maintain a certain percentage of its assets in home mortgage assets, which may include mortgage-backed securities, and that Sterling Bank purchase a certain amount of Federal Home Loan Bank of New York common stock. Both requirements follow formulas established by the Federal Home Loan Bank of New York.

Sterling Bank maintains the ability to borrow funds on an overnight basis under secured and unsecured lines of credit with correspondent banks. At December 31, 2005 and 2004, the aggregate availability under such lines of credit was $64,500,000 and $42,601,000, respectively. At December 31, 2005 and 2004, there was $-0- in outstanding borrowings.

Note 12.  Shareholders’ Equity

During 2004, Sterling Bank declared and paid a quarterly cash dividend of $0.02 per common share.

Sterling Bank paid a 5% common stock dividend on July 31, 2004 to shareholders of record on June 30, 2004. Pursuant to Regulatory approval, this transaction was recorded as a transfer from additional paid-in capital to common stock based on the common stock’s $2 par value.

During 2005, Sterling Bank increased the number of common shares authorized to 15,000,000 from 5,000,000.

During 2005, Sterling Bank declared and paid a quarterly cash dividend of $0.03 per common share.

Sterling Bank paid a 5% common stock dividend on August 12, 2005 to shareholders of record on July 29, 2005. Pursuant to Regulatory approval, this transaction was recorded as a transfer from additional paid-in capital to common stock based on the common stock’s $2 par value.

During 2005, Sterling Bank completed a Stock Offering raising approximately $12,794,000, net of related costs. 1,437,500 shares were issued at $9.75 per share. In addition, 5,769 shares of common stock were issued upon the exercise of stock options raising approximately $41,000.

Subsequent to December 31, 2005, on July 28, 2006, the Bank declared a stock dividend of 5% per common share payable Spetember 8, 2006 to shareholders of record as of August 25, 2006.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 13.  Income Taxes

The net deferred tax asset, which is included in “Accrued interest receivable and other assets”, at December 31, 2005 and 2004, includes the following:

	2005	2004
Deferred tax assets	$939,000	$550,000
Deferred tax liabilities	(278,000)	(339,000)
Net deferred tax asset	$661,000	$211,000

Income tax expense for the years ended December 31, 2005 and 2004 consisted of the following:

	2005	2004
Current tax expense
Federal	$856,000	$428,000
State	222,000	131,000
Deferred tax (expense) benefit	(112,000)	74,000
	$966,000	$633,000

Income tax expense differs from the expected statutory expense principally due to non-taxable interest income earned by Sterling. A reconciliation of Sterling Bank’s effective income tax rate with the Federal rate for 2005 and 2004 is as follows:

	2005	2004
Tax expense at statutory rate (35%)	$909,000	$616,000
Permanent difference and other, net	(64,000)	(61,000)
State income taxes, net of federal tax benefit	147,000	96,000
Benefit of income taxed at lower rates	(26,000)	(18,000)
	$966,000	$633,000

The tax effects of temporary differences between the book and tax basis of assets and liabilities which give rise to Sterling Bank’s net deferred tax asset are as follows:

	2005	2004
Allowance for loan losses	$383,000	$332,000
Securities available-for-sale	556,000	218,000
Other	(124,000)	(75,000)
Property and equipment	(154,000)	(264,000)
Net deferred tax asset	$661,000	$211,000

Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management estimates that it is probable that all of the net deferred tax asset will be realized. However, the amount of the net deferred tax asset considered realizable could be reduced if estimates of future taxable income in the foreseeable future are reduced.

Note 14.  Regulatory Matters

Capital Ratios: Sterling Bank is subject to various regulatory capital requirements administered by the Federal Banking Agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Sterling Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Sterling Bank must meet specific capital guidelines that involve quantitative measures of Sterling Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Sterling Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 14.  Regulatory Matters (Continued)

Quantitative measures established by Regulation to ensure capital adequacy require Sterling Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the Regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that Sterling Bank met all capital adequacy requirements to which it is subject.

As of June 30, 2005, the most recent notification from the Federal Reserve Bank and the New Jersey Department of Banking and Insurance categorized Sterling Bank as well capitalized under the Regulatory framework for prompt correction action. To be categorized as well capitalized Sterling Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

At December 31, 2005, Sterling Bank’s actual capital amounts and ratios are presented in the following table:

	Actual			For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital
(To Risk Weighted Assets)	$36,298,000	12.67%	>	$22,913,000	>	8.0%	>	$28,641,000	>	10.0%
Tier 1 Capital
(To Risk Weighted Assets)	$35,082,000	12.25%	>	$11,456,000	>	4.0%	>	$17,185,000	>	6.0%
Tier 1 Capital
(to Average Assets)	$35,082,000	10.20%	>	$13,757,000	>	4.0%	>	$17,196,000	>	5.0%

At December 31, 2004, Sterling Bank’s actual capital amounts and ratios are presented in the following table:

	Actual			For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital
(To Risk Weighted Assets)	$22,058,000	10.46%	>	$16,869,000	>	8.0%	>	$21,086,000	>	10.0%
Tier 1 Capital
(To Risk Weighted Assets)	$21,084,000	10.00%	>	$8,434,000	>	4.0%	>	$12,652,000	>	6.0%
Tier 1 Capital
(to Average Assets)	$21,084,000	7.17%	>	$11,766,000	>	4.0%	>	$14,708,000	>	5.0%

Restriction on the Payment of Dividends: Certain limitations exist on the availability of Sterling Bank’s undistributed net assets for the payment of cash dividends without prior approval from regulatory authorities. During 2005 and 2004, cash dividends were declared and paid in the amount of $482,000 and $225,000, respectively. Subsequent to December 31, 2005, Sterling Bank declared a cash dividend of $0.03 per common share payable on February 23, 2006 to shareholders of record as of February 10, 2006.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 15.  Benefit Plans

Savings Plan: Sterling Bank maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code for its eligible employees. Under the Plan, employee contributions, up to 6% of gross salary, are matched in part at the discretion of Sterling. Employee and matching contributions are immediately vested. During 2005 and 2004, Sterling Bank made approximately $91,000 and $84,000, respectively, in matching contributions. Sterling Bank may elect to make an additional discretionary profit sharing contribution to the Plan each calendar year. Such contributions would be vested based on length of credited service. No discretionary contributions were made in 2005 or 2004.

Stock Option Plan: All stock option amounts and prices included in the following discussion have been adjusted for all stock dividends through December 31, 2005 (Note 12), as well as stock dividends declared in 2006 (Note 12).

In 1994, the shareholders approved the Sterling Bank 1994 Employee Stock Option Plan. Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 23,589 shares of common stock.

In 1998, the shareholders approved the Sterling Bank 1998 Employee Stock Option Plan and the Sterling Bank 1998 Director Stock Option Plan (collectively the “Plans”). The Plans are qualified as an “incentive stock option plan” under Section 422 of the Internal Revenue Code. Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 99,111 shares of common stock for the Employee Plan and 59,098 shares of common stock for the Director Plan.

In 2003, the shareholders approved the Sterling Bank 2003 Employee Stock Option Plan. Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 346,556 shares of common stock for this Plan.

Information regarding stock options outstanding at December 31, 2005 and 2004 is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2003	285,490	$7.82
Activity, 2004:
Granted	117,492	$9.13
Expired/terminated	(9,423)	$8.56
Exercised	(44,599)	$7.71
Balance, December 31, 2004	348,960	$8.26
Activity, 2005:
Granted	64,243	$10.09
Expired/terminated	(3,357)	$9.28
Exercised	(5,769)	$7.25
Balance, December 31, 2005	404,077	$8.55

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 15.  Benefit Plans

A summary of stock options outstanding and exercisable at December 31, 2005 is as follows:

Options Outstanding				Options Exercisable
				Number
	Number Outstanding	Weighted Average	Weighted	Exercisable at	Weighted
Ranges of	at December 31,	Remaining	Average	December 31,	Average
Exercise Prices	2005	Contractual Life	Exercise Price	2005	Exercise Price
$ 6.66	13,116	1 year	$6.66	13,116	$6.66
$ 6.66	7,757	2 years	$6.66	7,757	$6.66
$ 8.17-9.24	79,421	3 years	$8.44	79,421	$8.44
$ 8.58-9.01	18,033	4 years	$8.61	18,033	$8.61
$ 7.20-7.84	45,478	5 years	$6.78	45,478	$6.78
$ 6.58-6.91	10,518	7 years	$6.62	10,518	$6.62
$ 6.80-8.44	49,544	8 years	$7.70	49,544	$7.70
$ 8.64-10.00	115,967	9 years	$9.11	115,967	$9.11
$ 9.14-11.78	64,243	10 years	$10.09	64,243	$10.04
	404,077		$8.55	404,077	$8.55

Shares reserved for future grants at December 31, 2005 were 126,861.

Sterling Bank has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation expense was recognized for the Plan in 2004. However, as a result of the Acceleration in December 2005, approximately $16,000 in compensation expense was recognized by Sterling. Additional compensation expense that would have been recognized using the fair value method pursuant to SFAS No. 123, if Sterling Bank had so elected, would have been approximately $494,000 in 2005 and $100,000 in 2004, which included $364,000 in 2005 related to the Acceleration. Sterling Bank used an option pricing model in determining pro forma compensation expense for 2005 and 2004. The weighted average estimated value per option was $3.05 in 2005 and $2.94 in 2004. The values were calculated based on certain assumptions, including the past trading ranges of Sterling Bank’s stock, a risk free interest rate of 4%, volatility of 25%, expected life of options of 7 years and expected payment of dividends of $0.03 per share per quarter.

Note 16.  Commitments and Contingencies

Sterling Bank has entered into “change in control” agreements with certain key members of management, which provide for continued payment of certain employment salaries and benefits in the event of a change in control, as defined.

Sterling Bank is from time to time a party to routine litigation in the normal course of its business. Management does not believe that the resolution of this litigation will have a material adverse effect on the financial condition or results of operations of Sterling. However, the ultimate outcome of any such litigation, as with litigation generally, is inherently uncertain and it is possible that some litigation matters may be resolved adversely to Sterling. At December 31, 2005, Sterling Bank was not a party to any material legal proceedings.

Note 17.  Fair Value of Financial Instruments

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instruments for which it is practical to estimate that value.

Cash and Cash Equivalents: The carrying amounts of cash and federal funds sold approximate fair value.

Investment Securities: The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term investments is based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of restricted stock approximates fair value based on redemption provisions.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage and other consumer. Each loan category is further segmented into groups by fixed and adjustable rate interest terms and by performing and non-performing categories.

Note 17.  Fair Value of Financial Instruments (Continued)

The fair value of performing loans is typically calculated by discounting scheduled cash flows through their estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in each group of loans. The estimate of maturity is based on contractual maturities for loans within each group, or on Sterling Bank’s historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic conditions.

Fair value for nonperforming loans is based on the discounted value of expected future cash flows, discounted using a rate commensurate with the risk associated with the likelihood of repayment and/or the fair value of collateral (if repayment of the loan is collateral dependent).

For all loans, assumptions regarding the characteristics and segregation of loans, maturities, credit risk, cash flows, and discount rates are judgmentally determined using specific borrower and other available information.

The carrying amounts reported for loans held for sale approximates fair value.

Accrued Interest Receivable and Payable: The fair value of interest receivable and payable is estimated to approximate the carrying amounts.

Deposits: In accordance with the SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW and money market accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows, where the discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds: The fair value of borrowings is calculated by discounting scheduled cash flows through the estimated maturity date using current market rates.

Estimated Fair Values: The estimated fair values of Sterling Bank’s material financial instruments as of December 31, 2005 are as follows:

	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	$17,847,000	$17,847,000
Federal funds sold	$321,000	$321,000
Investment securities, held-to-maturity	$10,812,000	$10,493,000
Investment securities, available-for-sale	$44,482,000	$44,482,000
Restricted stock	$1,876,000	$1,876,000
Loans held for sale	$40,721,000	$40,721,000
Loans, net of allowance for loan losses	$224,184,000	$221,891,000
Accrued interest receivable	$1,446,000	$1,446,000
Financial Liabilities:
Noninterest-bearing demand deposits	$32,545,000	$32,545,000
Interest-bearing deposits	$267,866,000	$262,716,000
Borrowed funds	$15,641,000	$15,469,000
Accrued interest payable	$454,000	$454,000

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Note 17.  Fair Value of Financial Instruments (Continued)

The estimated fair values of Sterling Bank’s material financial instruments as of December 31, 2004 are as follows:
	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	$11,309,000	$11,309,000
Investment securities, held-to-maturity	$14,041,000	$13,916,000
Investment securities, available-for-sale	$53,950,000	$53,950,000
Restricted stock	$1,669,000	$1,669,000
Loans held for sale	$26,026,000	$26,026,000
Loans, net of allowance for loan losses	$178,852,000	$183,781,000
Accrued interest receivable	$1,188,000	$1,188,000
Financial Liabilities:
Noninterest-bearing demand deposits	$34,391,000	$34,391,000
Interest-bearing deposits	$217,869,000	$210,740,000
Borrowed funds	$20,329,000	$20,413,000
Accrued interest payable	$424,000	$424,000

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, and, as the fair value for these financial instruments is not material, these disclosures are not included above.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount which could result from offering for sale at one time Sterling Bank’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of Sterling Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates, and have generally not been considered in Sterling Bank’s estimates.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Sterling Bank
Balance Sheets

June 30, 2006 and December 31, 2005

	June 30, 2006 (unaudited)	December 31, 2005
ASSETS
Cash and cash due from banks	$18,176,000	$17,847,000
Federal funds sold	7,037,000	321,000
Cash and cash equivalents	25,213,000	18,168,000
Investment securities held-to-maturity, at cost (fair value of $10,055,000 at June 30, 2006 and $10,493,000 at December 31, 2005)	10,455,000	10,812,000
Investment securities available-for-sale, at fair value	48,090,000	44,482,000
Total investment securities	58,545,000	55,294,000
Restricted stock, at cost	1,654,000	1,876,000
Loans held for sale	10,114,000	40,721,000
Loans	235,648,000	225,338,000
Less: allowance for loan losses	(1,244,000)	(1,154,000)
Total net loans	234,404,000	224,184,000
Bank premises and equipment, net	6,617,000	6,083,000
Accrued interest receivable and other assets	5,511,000	4,990,000

Total assets	$342,058,000	$351,316,000

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

Sterling Bank
Balance Sheets

June 30, 2006 and December 31, 2005

	June 30, 2006 (unaudited)	December 31, 2005
LIABILITIES Deposits
Noninterest-bearing	$33,505,000	$32,545,000
Interest-bearing	262,516,000	267,866,000
Total deposits	296,021,000	300,411,000
Federal Home Loan Bank advances and overnight borrowings	10,735,000	15,641,000
Accrued interest payable and other accrued liabilities	946,000	1,016,000
Total liabilities	307,702,000	317,068,000

COMMITMENTS AND CONTINGENCIES (Note 2)

SHAREHOLDERS' EQUITY
Common stock, $2 par value, 15,000,000 shares authorized; 4,776,060 and 4,536,452 shares issued and outstanding at June 30, 2006 and December 31, 2005, respectively	9,552,000	9,073,000
Additional paid-in capital	22,892,000	23,263,000
Retained earnings	3,149,000	2,746,000
Accumulated other comprehensive loss	(1,237,000)	(834,000)
Total shareholders' equity	34,356,000	34,248,000
Total liabilities and shareholders' equity	$342,058,000	$351,316,000

See Notes to Financial

Sterling Bank
Statements of Operations

Six Months ended June 30, 2006 and 2005
(Unaudited)

	For the six months ended June 30, 2006	For the six months ended June 30, 2005
INTEREST INCOME
Interest and fees on loans	$9,821,000	$7,419,000
Interest and dividends on securities	1,259,000	1,311,000
Interest on federal funds sold	219,000	76,000
Total interest and dividend income	11,299,000	8,806,000
INTEREST EXPENSE
Interest on deposits	4,727,000	2,782,000
Interest on Federal Home Loan Bank advances and overnight borrowings	255,000	298,000
Total interest expense	4,982,000	3,080,000
Net interest income	6,317,000	5,726,000
PROVISION FOR LOAN LOSSES	90,000	150,000
Net interest income after provision for loan losses	6,227,000	5,576,000

NONINTEREST INCOME
Service charges	132,000	115,000
Miscellaneous fees and other	211,000	222,000
Total noninterest income	343,000	337,000

NONINTEREST EXPENSES
Compensation and benefits	3,041,000	2,635,000
Occupancy, equipment and data processing	1,398,000	1,174,000
Marketing and business development	312,000	322,000
Professional services	281,000	234,000
Other operating expenses	448,000	370,000
Total noninterest expenses	5,480,000	4,735,000

INCOME BEFORE INCOME TAX EXPENSE	1,090,000	1,178,000

INCOME TAX EXPENSE	414,000	424,000

NET INCOME	$676,000	$754,000

NET INCOME PER COMMON SHARE
Basic and Diluted	$0.14	$0.21

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	4,768,394	3,614,147
Diluted	4,867,587	3,665,881

CASH DIVIDENDS PER COMMON SHARE	$0.06	$0.06

Sterling Bank
Statements of Cash Flows

Six Months ended June 30, 2006 and 2005
(Unaudited)
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$676,000	$754,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of bank premises and equipment	458,000	379,000
Provision for loan losses	90,000	150,000
Net amortization of purchase premiums and discounts on securities	47,000	88,000
Stock compensation	4,000	—
Realized gain on sales of securities available-for-sale	—	(1,000)
Realized gain on sales of equipment	(3,000)	(24,000)
Proceeds from sale of loans held for sale	174,905,000	164,995,000
Originations of loans held for sale	(144,298,000)	(174,857,000)
Changes in operating assets and liabilities:
Increase in accrued interest receivable and other assets	(252,000)	(433,000)
Decrease in accrued interest payable and other accrued liabilities	(70,000)	(185,000)
Net cash provided by (used in) operating activities	31,557,000	(9,134,000)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities available-for-sale	(5,886,000)	—
Purchases of securities held-to-maturity	(875,000)	—
Proceeds from sales of securities available-for-sale	—	3,844,000
Proceeds from principal payments on mortgage-backed securities available-for-sale	1,581,000	2,175,000
Proceeds from principal payments on mortgage-backed securities held-to-maturity	1,210,000	1,501,000
Purchases of restricted stock	—	(312,000)
Proceeds from sale of restricted stock	222,000	468,000
Net increase in loans	(10,310,000)	(27,325,000)
Proceeds from sales of equipment	28,000	71,000
Purchases of premises and equipment	(1,017,000)	(653,000)
Net cash used in investing activities	(15,047,000)	(20,231,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common stock	104,000	12,819,000
Dividends paid	(273,000)	(210,000)
Net increase (decrease) in noninterest-bearing deposits	960,000	(203,000)
Net (decrease) increase in interest-bearing deposits	(5,350,000)	30,495,000
Repayments of Federal Home Loan Bank advances	(4,906,000)	(1,953,000)
Net cash (used in) provided by financing activities	(9,465,000)	40,948,000

INCREASE IN CASH AND CASH EQUIVALENTS	7,045,000	11,583,000

CASH AND CASH EQUIVALENTS, JANUARY 1,	18,168,000	11,309,000

CASH AND CASH EQUIVALENTS, JUNE 30,	$25,213,000	$22,892,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for: Interest on deposits and borrowed funds	$4,989,000	$3,117,000
Income taxes	$400,000	$683,000

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

(Unaudited)

NOTE 1. DESCRIPTION OF BUSINESS

Sterling Bank is a commercial bank, which commenced operations on December 7, 1990. Sterling Bank is chartered by the New Jersey Department of Banking and Insurance and is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. Sterling Bank maintains its principal office at 3100 Route 38 in Mount Laurel, New Jersey and has six other full service branches. Sterling Bank’s primary deposit products are checking, savings and term certificate accounts, and its primary loan products are consumer, residential mortgage and commercial loans.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The financial statements included herein have not been audited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted; therefore, these financial statements should be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2005. The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for the interim periods presented. Such adjustments are of a normal recurring nature. The results for the three months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. A material estimate that is particularly susceptible to significant change in the near term is the determination of the allowance for loan losses.

Commitments

In the normal course of business, there are various outstanding commitments to extend credit, such as letters of credit and unadvanced loan commitments, which are not reflected in the accompanying financial statements. Management does not anticipate any material losses as a result of these commitments.

Contingencies

Sterling Bank, from time to time, is a party to routine litigation that arises in the normal course of business. Management does not believe the resolution of this litigation, if any, would have a material adverse effect on Sterling Bank’s financial condition or results of operations. However, the ultimate outcome of any such matter, as with litigation generally, is inherently uncertain and it is possible that some of these matters may be resolved adversely to Sterling.

Investments

Sterling Bank has identified investment securities that will be held for indefinite periods of time, including securities that will be used as part of Sterling Bank’s asset/liability management strategy and that may be sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as “available-for-sale” and are carried at fair value, with any temporary unrealized gains or losses reported as a separate component of other comprehensive income, net of the related income tax effect. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary, result in write-downs of the individual securities to their fair value and are included in non-interest income in the statements of operations. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that Sterling Bank would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value. The unrealized losses that existed as of June 30, 2006 are the result of market changes in interest rates since the securities purchase. This factor coupled with the fact Sterling Bank has both the intent and ability to hold securities for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

(Unaudited)

NOTE 3. EARNINGS PER SHARE

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding. Shares issued during the period are weighted for the portion of the period that they were outstanding during the year. The weighted average number of common shares outstanding for the three months ended June 30, 2006 and 2005 were 4,770,817 and 4,050,732, respectively, and for the six months ended June 30, 2006 and 2005 were 4,768,394 and 3,614,147, respectively. Diluted earnings per common share consider common share equivalents (when dilutive) outstanding during each year. Both basic and diluted earnings per share computations give retroactive effect to any stock dividends declared. Options to purchase 8,063 shares of common stock were excluded from the 2005 computations, because the exercise prices of such options were greater than the average closing market price of the Bank’s common stock during the relevant period. The effect for the three months and six months ended June 30, 2006 was an additional 96,331 and 99,193 shares for dilution, respectively. The effect for the three months and six months ended June 30, 2005 was an additional 52,036 and 51,734 shares for dilution, respectively.

NOTE 4. STOCK-BASED EMPLOYEE COMPENSATION

Effective January 1, 2006, Sterling Bank adopted Financial Accounting Standards Board (“FASB”) Statement No. 123 Share-Based Payment (Revised 2004)(“SFAS 123R”) utilizing the modified prospective approach. Under the modified prospective transition method, Sterling Bank is required to recognize compensation cost for 1) all share-based payments granted prior to, but not vested as of, January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and 2) for all share-based payments granted on or after January 1, 2006 based on the grant date fair value estimated in accordance with SFAS 123R. In accordance with the modified prospective method, Sterling Bank has not restated prior period results.

Prior to January 1, 2006, the Bank accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation. Because options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of the grant, no stock-based employee compensation cost was included in determining net income for the six months ended June 30, 2005.

All outstanding stock options as of January 1, 2006 were fully vested, thus no compensation expense was recognized during the six months ended June 30, 2006 for such options. During the six months ended June 30, 2006, the Bank issued 34,807 options with an exercise price of $11.44 to employees that vest in equal annual installments over ten years. The Bank uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards in 2006. The estimated value per option awarded in 2006 was $3.75 based on the following assumptions: risk free interest rate of 4.5%, dividend yield of 1.00%, expected volatility of 20% and expected life of options of eight years. Compensation cost charged to income for the six months ended June 30, 2006 was $4,000.

As of June 30, 2006, there was approximately $119,000 of total unrecognized compensation cost related to share-based payments which is expected to be recognized over a ten year period. The 34,807 options granted during the six months ended June 30, 2006 remain unvested at June 30, 2006.

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

(Unaudited)

NOTE 4. STOCK-BASED EMPLOYEE COMPENSATION (continued)

  The following table illustrates the effect on net income and earnings per share if the Bank had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. Both basic and dilutive calculations give retroactive effect to the stock dividends declared on July 28, 2006.

Six Months Ended June 30,

2005
Net income, as reported	$754,000
Deduct total stock-based compensation expense determined under the fair value method for all awards, net of related tax effects	(47,000)
Pro-forma net income	$707,000
Basic earnings per share:
As reported	$0.21
Pro-forma	$0.20
Diluted earnings per share:
As reported	$0.21
Pro-forma	$0.19

NOTE 5. COMMON STOCK

The Bank paid a quarterly cash dividend of $0.03 per common share in February, April, July and October 2005. The Bank paid a cash dividend of $0.03 per common share in February and May 2006, and, on July 28, 2006, the Bank declared a cash dividend of $0.03 per common share payable August 25, 2006 to shareholders of record as of August 11, 2006.

The Bank paid a 5% stock dividend in August 2005 and, on July 28, 2006, the Bank declared a stock dividend of 5% per common share payable September 8, 2006 to shareholders of record as of August 25, 2006.

During the first six months of 2005, 2,813 stock options were exercised at a range of $7.34 to $8.86 per share. During the first six months of 2006, 12,177 stock options were exercised at a range of $6.91 to $10.00 per share.

The Bank completed, in May 2005, an underwritten public offering of 1,250,000 shares of its common stock, at a price of $9.75 per share. The Bank received net proceeds of approximately $11.1 million.

NOTE 6. CAPITAL RATIOS

Sterling Bank is subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Sterling Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Sterling Bank must meet specific capital guidelines that involve quantitative measures of Sterling Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Sterling Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Sterling Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined).

NOTES TO FINANCIAL STATEMENTS OF STERLING BANK

(Unaudited)

NOTE 6. CAPITAL RATIOS (continued)

  Sterling Bank’s actual capital amounts and ratios are presented in the following tables (amounts in thousands, except percentages):

			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2006:

Total Capital (to Risk-Weighted Assets)	$36,906	13.77%	>$21,447	>8.0%	>$26,808	>10.0%
Tier I Capital (to Risk-Weighted Assets)	$35,593	13.28%	>$10,723	>4.0%	>$16,085	> 6.0%
Tier I Capital (to Average Assets)	$35,593	10.09%	>$14,106	>4.0%	>$17,633	> 5.0%

			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:

Total Capital (to Risk-Weighted Assets)	$36,298	12.67%	>$22,913	>8.0%	>$28,641	>10.0%
Tier I Capital (to Risk-Weighted Assets)	$35,082	12.25%	>$11,456	>4.0%	>$17,185	> 6.0%
Tier I Capital (to Average Assets)	$35,082	10.20%	>$13,757	>4.0%	>$17,196	> 5.0%

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Farnsworth Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Farnsworth Bancorp, Inc. and Subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farnsworth Bancorp, Inc. and Subsidiaries at September 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kingston, Pennsylvania December 8, 2005

Farnsworth Bancorp, Inc. and Subsidiaries Consolidated Balance Sheets September 30, 2005 and 2004
ASSETS	2005	2004

Cash and due from banks	$10,278,409	$6,009,330
Securities available for sale	19,418,925	19,288,779
Securities held to maturity (fair value $973,520 and $269,191
at September 30, 2005 and 2004, respectively)	969,864	261,301
Loans receivable, net	70,005,215	66,502,369
Accrued interest receivable	438,935	448,194
Federal Home Loan Bank of New York stock at
cost, substantially restricted	520,200	490,200
Premises and equipment	2,211,706	2,340,641
Deferred income taxes	216,990	26,149
Other assets	85,247	126,650

Total assets	$104,145,491	$95,493,613

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
Non interest bearing	$6,529,683	$5,105,499
Interest bearing	87,053,377	81,720,306
Federal Home Loan Bank advance	654,696	810,013
Advances by borrowers for taxes and insurance	404,956	373,531
Accrued income taxes	26,586	11,532
Accrued interest payable	84,606	63,219
Accounts payable and other accrued expenses	154,816	146,039

Total liabilities	94,908,720	88,230,139

Preferred stock $.10 par value, 1,000,000 shares
authorized; none issued and outstanding	-	-
Common stock $.10 par value, 5,000,000 shares
authorized; 662,698 and 542,666 shares issued for 2005
and 2004, respectively; shares outstanding 650,316 and 530,284
for 2005 and 2004, respectively	66,270	54,267
Additional paid in capital	8,481,669	6,515,350
Treasury stock at cost, 12,382
for 2005 and 2004, respectively	(120,658)	(120,658)
Retained earnings	1,339,579	1,068,643
Common stock acquired by employee stock
ownership plan (ESOP)	(240,021)	(113,694)
Common stock acquired by restricted stock
plans (RSPs)		(55,100)
Accumulated other comprehensive loss, unrealized depreciation
on available for sale securities, net of income taxes	(290,068)	(85,334)

Total stockholders' equity	9,236,771	7,263,474

Total liabilities and stockholders' equity	$104,145,491	$95,493,613

See Notes to Financial Statements.

Farnsworth Bancorp, Inc. and Subsidiaries Consolidated Statements of Operations Years Ended September 30, 2005 and 2004
	2005	2004
Interest income:
Loans receivable	$4,652,498	$4,448,345
Investments	1,068,202	886,175

Total interest income	5,720,700	5,334,520

Interest expense:
Deposits	1,887,366	1,476,477
Federal Home Loan Bank advances	42,959	51,897

Total interest expense	1,930,325	1,528,374

Net interest income	3,790,375	3,806,146
Provision for loan losses	108,732	122,700

Net interest income after provision
for loan losses	3,681,643	3,683,446

Noninterest income:
Fees and other service charges	245,001	285,804
Net realized gains on sale of:
Available for sale securities	16,888	51,433
Loans	19,119	34,344

Total noninterest income	281,008	371,581

Noninterest expense:
Compensation and benefits	1,874,676	1,751,740
Occupancy and equipment	491,285	446,702
Federal insurance premiums and assessments	11,339	13,667
Service fees	295,258	281,848
Professional fees	202,092	124,435
Other	464,213	465,551

Total noninterest expense	3,338,863	3,083,943

Income before provision for income taxes	623,788	971,084

Provision for income taxes	287,821	364,819

Net income	335,967	606,265

Other comprehensive income (loss):
Unrealized gain (loss) on securities available for sale, arising during
the period, net of tax expense (benefit) of ($129,539), 2005; $28,190, 2004	(194,646)	42,637
Reclassification adjustment, net of taxes of $6,800, 2005; $20,529, 2004	(10,088)	(30,904)
Comprehensive income	$131,233	$617,998

Net income per common share:
Basic	$0.54	$1.22
Diluted	$0.51	$1.13

Weighted average number of shares outstanding during the year:
Basic	616,543	497,803
Diluted	652,790	534,384

See Notes to Financial Statements.

Farnsworth Bancorp, Inc. and Subsidiaries Consolidated Statement of Shareholders’ Equity Years Ended September 30, 2005 and 2004
	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Common Stock Acquired By ESOP	Common Stock Acquired By RSP	Appreciation (Depreciation) on Securities Available for Sale, Net of Tax	Total Stockholders' Equity

Balance at September 30, 2003	$45,202	$4,688,162	$(185,172)	$2,260,041	$(144,054)	$(3,645)	$(97,067)	$6,563,467

Net income for the year ended
September 30, 2004				606,265				606,265

Issuance of additional common stock	274	19,904						20,178
Acquisition of common stock by RSP		67,686	64,514			(132,200)		-
RSP shares allocated						80,745		80,745
ESOP shares allocated					30,360			30,360
Unrealized appreciation on securities
available for sale, net of tax							11,733	11,733
Cash dividends ($.10 per share)				(49,274)				(49,274)
20% stock dividend	8,791	1,739,598		(1,748,389)				-

Balance at September 30, 2004	54,267	6,515,350	(120,658)	1,068,643	(113,694)	(55,100)	(85,334)	7,263,474

Net income for the year ended
September 30, 2005				335,967				335,967

Issuance of additional common stock	10,886	1,774,805						1,785,691
Acquisition of common stock by ESOP	1,000	171,500			(172,500)			-
Acquisition of common stock by RSP	117	20,014				(20,131)		-
RSP shares allocated						75,231		75,231
ESOP shares allocated					46,173			46,173
Unrealized depreciation on securities
available for sale, net of tax							(204,734)	(204,734)
Cash dividends ($.10 per share)				(65,031)				(65,031)

Balance at September 30, 2005	$66,270	$8,481,669	$(120,658)	$1,339,579	$(240,021)	$-	$(290,068)	$9,236,771

See Notes to Financial Statements.

Farnsworth Bancorp, Inc. and Subsidiaries Consolidated Statement of Cash Flows Years Ended September 30, 2005 and 2004
	2005	2004
Cash flows from operating activities:
Net income	$335,967	$606,265

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	166,541	160,395
Provision for loan losses	108,732	122,700
Net gain on sale of investments	(16,888)	(51,433)
Stock compensation	121,404	111,105
(Increase) decrease in accrued interest receivable	9,259	(32,935)
(Increase) decrease in other assets	41,403	(74,938)
Increase (decrease) in income taxes	(39,048)	19,810
Increase in accrued interest payable	21,387	40,097
Increase (decrease) in accounts payable
and other accrued liabilities	8,777	(366)

Total adjustments	421,567	294,435

Net cash provided by operations	757,534	900,700

Cash flows from investing activities:
Net increase in loans receivable	(3,611,578)	(5,162,803)
Redemption and principal payments of
held to maturity securities	46,437	200,142
Purchase of available for sale securities	(14,433,157)	(16,182,517)
Proceeds from sale of available for sale securities	13,978,426	11,954,134
Redemption (purchase) of Federal Home Loan Bank stock	(30,000)	17,200
Purchase of premises and equipment	(37,606)	(238,879)
Purchase of held to maturity securities	(755,000)

Net cash used in investing activities	(4,842,478)	(9,412,723)

Cash flows from financing activities:
Issuance of additional common stock, net	1,785,691	20,178
Increase in deposits	6,757,255	3,111,834
Federal Home Loan Bank repayments	(155,317)	(146,423)
Increase in advances by borrowers	31,425	45,152
Cash dividends	(65,031)	(49,274)

Net cash provided by financing activities	8,354,023	2,981,467

Net increase (decrease) in cash and due from banks	4,269,079	(5,530,556)

Cash and due from banks at beginning of year	6,009,330	11,539,886

Cash and due from banks at end of year	$10,278,409	$6,009,330
Supplemental disclosure:
Cash paid during the period for:
Interest	$1,908,938	$1,488,277
Income taxes	$367,833	$382,513
Non cash items:
Unrealized gain (loss) on securities available for
sale, net of deferred income taxes	$(204,734)	$11,733
Stock dividend	$-	$1,748,389
Common stock acquired by Restricted Stock Plan and ESOP	$192,631	$132,200
See Notes to Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 1. Operations and Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America, include the accounts of Farnsworth Bancorp, Inc. and its wholly owned subsidiaries, Peoples Savings Bank (the "Bank") and Peoples Financial Services, Inc. (PFSI). All significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses is adequate and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on their judgements about information available to them at the time of their examination.

Nature of Operations

The Bank, which operates four branches in Burlington County, New Jersey, offers customary banking services, including accepting of checking, savings and time deposits and the making of commercial, real estate and consumer loans, to customers who are predominantly small and middle-market businesses and middle-income individuals. PFSI provides securities brokerage and investment advisory services and products to customers of the Bank. Farnsworth is a non-operating holding company.

Concentration of Risk

The Bank's lending is concentrated in loans secured by real estate located in the State of New Jersey. The Bank's loan portfolio is predominantly made up of first mortgage loans and loans secured by real estate in Burlington County. In general, the Bank's loan portfolio performance is dependent upon the local economic conditions.

Interest-rate Risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer loans and to purchase investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising interest rate environment, interest sensitive liabilities will reprice faster than interest sensitive assets, thereby reducing the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 1. Operations and Summary of Significant Accounting Policies (Continued)

Investment Securities

The Bank's investments in securities are classified in two categories and accounted for as follows:

Securities Held to Maturity. Securities held to maturity are those securities that the Bank has the positive intent and ability to hold to maturity. They are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

Securities Available for Sale. Securities available for sale are reported at market value and consist of certain debt and equity securities not classified as trading or securities to be held to maturity.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary will result in write-downs of the individual securities to their fair value. The related write-downs will be included in earnings as realized losses.

Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of equity until realized.

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Loans Receivable

Loans receivable that management has the intent and ability to hold until maturity or pay-off are reported at their outstanding principal balances adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the contractual life of the loan, using the interest method.

Loans classified as impaired, if any, are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. No loans were identified as impaired as of September 30, 2005 and 2004, respectively, or for the years then ended.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 1. Operations and Summary of Significant Accounting Policies (Continued)

Loans Sold

Loans sold were one-to-four family residential mortgages originated and intended for sale in the secondary market. The loans were carried in aggregate at lower of cost or estimated market value, based upon current delivery prices in the secondary market. Gains or losses on the sale of these loans are recognized in non-interest income at the time of sale using the specific identification method. All loans are sold without recourse. No loans were held for sale at either year end.

Premises and Equipment

Land is carried at cost. Bank premises and equipment are carried at cost less accumulated depreciation. Renovations and additions are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. The Bank computes depreciation on a straight-line basis over the estimated useful lives of the assets.

Income Taxes

Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes or as an adjustment to accumulated other comprehensive income.

Note 2. Stockholders' Equity

The Board of Directors declared a 20% stock dividend in 2004. The ability of Farnsworth Bancorp, Inc. to pay dividends to stockholders is dependent upon the receipt of dividends from the Bank. The Bank is subject to a dividend restriction which generally limits the amounts of dividends that can be paid. The amount available for payment by the Bank in 2006, without approval from the Office of Thrift Supervision (the "OTS"), was approximately $1,406,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 3. Held to Maturity and Available for Sale Securities

The carrying amounts and fair values of these investments at September 30, 2005 and 2004 are summarized as follows:

	September 30, 2005
	Amortized	Gross	Unrealized	Fair
Held to maturity:	Cost	Gains	Losses	Value
Municipal bonds	$755,000			$755,000
Mortgage backed securities	214,864	$3,824	$168	218,520
	$969,864	$3,824	$168	$973,520

	September 30, 2004
	Amortized	Gross	Unrealized	Fair
Held to maturity:	Cost	Gains	Losses	Value
Mortgage backed securities	$261,301	$8,127	$237	$269,191

	September 30, 2005
	Amortized	Gross	Unrealized	Fair
	Cost	Gains	Losses	Value
Available for sale securities:
U.S. Government and agency securities	$7,596,355		$242,552	$7,353,803
Mortgage backed securities	12,304,770		296,108	12,008,662
Total debt securities	19,901,125		538,660	19,362,465
Equity securities	1,243	$55,217		56,460
	$19,902,368	$55,217	$538,660	$19,418,925

	September 30, 2004
	Amortized	Gross	Unrealized	Fair
	Cost	Gains	Losses	Value
Available for sale securities:
U.S. Government and agency securities	$11,590,017	$12,973	$164,486	$11,438,504
Mortgage backed securities	7,839,741	6,831	61,537	7,785,035
Total debt securities	19,429,758	19,804	226,023	19,223,539
Equity securities	1,243	63,997		65,240
	$19,431,001	$83,801	$226,023	$19,288,779

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 3. Held to Maturity and Available for Sale Securities (Continued)

The schedule of maturities of available for sale debt securities at September 30, 2005 is as follows:

	Amortized	Fair
	Cost	Value

Due in one year to five years	$1,644,089	$1,578,180
Due after five to ten years	3,987,266	3,871,880
Due after ten years	1,965,000	1,903,743
	7,596,355	7,353,803
Mortgage backed securities	12,304,770	12,008,662
	$19,901,125	$19,362,465

The municipal bonds that are classified as held to maturity are scheduled to mature within one year. There is no schedule of maturities for mortgage backed securities because these investments are subject to prepayment.

Mortgage-backed securities with a carrying value and fair value of $130,786 and $132,637 at September 30, 2005 and $161,882 and $165,950 at September 30, 2004 are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act.

Information pertaining to securities with gross unrealized losses at September 30, 2005 is as follows:

	Less than twelve months		Over twelve months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
Securities Available for Sale:
U.S. Government and agency securities			$242,552	$7,353,803
Mortgage-backed securities	$94,019	$2,838,826	202,089	9,169,836

Total securities available for sale	$94,019	$2,838,826	$444,641	$16,523,639

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis. Consideration is given to the (1) length of time and extent to which the fair value as been less than cost, (2) the financial condition of the issuer and, (3) the intent and ability of the Bank to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. At September 30, 2005, the seventeen securities with unrealized losses have depreciated 3% from the Bank’s amortized cost basis. All these securities are either direct obligations of the U.S. Government or are guaranteed by the U.S. Government or secured by mortgage loans. These unrealized losses relate principally to current interest rates for similar types of securities. As management has the ability to hold these securities for the foreseeable future, no declines are deemed to be other-than temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 4. Loans Receivable

Loans receivable are summarized as follows:

	2005	2004
First mortgage loans
Secured by one to four family residence	$36,296,324	$32,510,389
Construction loans	7,556,321	3,382,055
Commercial real estate	22,135,480	24,830,014
	65,988,125	60,722,458
Less:
Loans in process - real estate	(6,663,049)	(2,875,877)
Net deferred loan origination (fees) costs	14,524	(109,749)
Total first mortgage loans	59,339,600	57,736,832

Consumer and other loans:
Home equity	3,433,987	3,540,660
Personal loans	306,642	374,127
Loans secured by savings	237,693	226,073
Commercial business loans	1,309,773	1,315,687
Mobile and automobile	5,908,283	3,759,690
Total consumer and other loans	11,196,378	9,216,237
Total loans	70,535,978	66,953,069
Less allowance for loan losses	(530,763)	(450,700)
	$70,005,215	$66,502,369

At September 30, 2005 and 2004, nonaccrual loans for which interest had been discontinued totaled approximately $601,000 and $754,000, respectively. Interest income actually recognized is summarized as follows:

	2005	2004
Interest income that would have
been recognized	$78,028	$65,628
Income recognized	10,889	34,994

Interest income foregone	$67,139	$30,634

An analysis of the change in the allowance for loan losses:

	2005	2004
Allowance for loan losses:
Beginning of year	$450,700	$328,000
Additional provisions	108,732	122,700
Charge offs	(28,669)	—

	$530,763	$450,700

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 4. Loans Receivable (Continued)

The activity with respect to loans to directors, officers and associates of such persons is summarized as follows:

	2005	2004

Beginning of year	$761,254	$580,080
Loans originated	1,288,924	527,893
Collection of principal	(73,980)	(346,719)

End of year	$1,976,198	$761,254

All loans to directors, officers and associates of such persons are collateralized by deposits and/or real estate.

Note 5. Servicing

Loans serviced for others are not included in the accompanying consolidated statement of financial position. The unpaid principal balances of mortgage and other loans serviced for others were $12,077,944 and $8,490,794 at September 30, 2005 and 2004, respectively.

Note 6. Accrued Interest Receivable

Accrued interest receivable is summarized as follows:

	2005	2004
Loans receivable	$314,153	$282,684
Mortgage backed securities	45,271	30,068
Other securities	79,511	135,442

	$438,935	$448,194

Note 7. Premises and Equipment

Premises and equipment are summarized by major classification as follows:

	2005	2004	Useful lives

Land	$125,553	$125,553
Office building improvements (Marlton)	119,022	119,022	7 to 40 years
Office building (Bordentown)	1,365,920	1,361,417	25 to 40 years
Office building (Florence)	72,754	55,876	25 to 40 years
Office building (Mount Laurel)	680,877	680,877	25 to 40 years
Furniture, fixtures and equipment	1,121,910	1,105,685	5 to 7 years
	3,486,036	3,448,430
Less: accumulated depreciation	1,274,330	1,107,789
	$2,211,706	$2,340,641

Depreciation charged to operations was $166,541 and $160,395 for 2005 and 2004, respectively. The Bank leases the Marlton building and has renovated the leased space as a branch. This lease is included in footnote 12.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 8. Deposits

Deposits as of September 30 are summarized as follows:

	2005	2004

NOW accounts	$10,663,316	$9,932,646
Money market accounts	16,286,611	11,758,807
Passbook and club accounts	11,602,005	18,106,102
Non interest bearing	6,529,683	5,105,499
Subtotal	45,081,615	44,903,054
Certificates of deposit:
1.01% to 2.00%	1,018,948	16,976,225
2.01% to 3.0%	12,339,243	8,245,361
3.01% to 4.0%	25,138,797	12,103,945
4.01% to 5.0%	9,900,815	4,388,071
5.01% to 6.0%	103,642	209,149
Subtotal	48,501,445	41,922,751

	$93,583,060	$86,825,805

Deposits of officers and directors totaled $127,400 and $363,000 at September 30, 2005 and 2004, respectively. The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $6,242,000 and $4,054,000 at September 30, 2005 and 2004. These certificates of deposit do not receive preferential rates of interest. Deposits in excess of $100,000 are not federally insured.

As of September 30, 2005 and 2004, scheduled maturities of certificates of deposit (rounded to the nearest $1,000) are summarized as follows:

	2005	2004

Due in 3 months or less	$4,763,000	$7,176,000
Due after 3 months to 1 year	25,388,000	16,333,000
Due after 1 year to 3 years	12,804,000	11,438,000
Due after 3 years to 5 years	5,546,000	6,976,000

	$48,501,000	$41,923,000

Interest expense on deposits for the years ended September 30, 2005 and 2004 is summarized as follows:

	2005	2004

NOW accounts	$69,730	$89,142
Money market accounts	297,905	150,521
Passbook and club accounts	169,546	184,909
Certificates of deposit	1,350,185	1,051,905

	$1,887,366	$1,476,477

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 9. Federal Home Loan Bank Advance

This advance bears fixed interest at 5.9% and matures in April 2009. It is collateralized by FHLB stock and investment securities. The Bank has approximately $25,381,000 available for borrowing as of September 30, 2005.

Principal payments are as follows:

2006	$164,754
2007	174,762
2008	186,292
2009	128,888

Total	$654,696

Note 10.  Net Gain on Sale of Investments

For the years ended September 30, 2005 and 2004, proceeds from sales of securities available for sale amounted to $13,978,426 and $11,954,134, respectively. Gross realized gains amounted to $16,888 and $51,433, respectively.

Note 11.  Income Taxes

The Bank has qualified as a Savings Institution under provisions of the Internal Revenue Code. Prior to January 1, 1996 the Bank was permitted to deduct from taxable income an allowance for bad debts based on a percentage-of taxable income. Such percentage was 8% before such deduction. Retained earnings at September 30, 2005 and 2004 included untaxed earnings of approximately $227,300 and $253,000, respectively, representing such bad debt deductions.

Retained earnings at September 30, 2005 and 2004 includes approximately $153,850 of tax bad debt deductions which are considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The provision for federal and state income taxes differs from that computed at the statutory rate as follows:

	2005	2004
Statutory tax rates	34%	34%
Tax at statutory rates	212,088	330,168
Corporation Income Tax	56,342	44,050
Miscellaneous	19,391	(9,399)
	$287,821	$364,819

The tax provision is summarized as follows:

	2005	2004
Current federal	$198,330	$388,092
Deferred federal	45,986	(77,996)
Current state	35,391	68,487
Deferred state	8,114	(13,764)
	$287,821	$364,819

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 11. Income Taxes (Continued)

The following temporary differences gave rise to deferred tax assets and liabilities:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$212,305	$180,280
Unrealized depreciation on investments	193,630	56,889
Loans	32,413	31,293
Accrued compensation	25,583	24,078
Total deferred tax assets	463,931	292,540

Deferred tax liabilities:
Premises and equipment	105,875	115,068
Tax reserve for loan losses	141,066	151,323
Total deferred tax liabilities	246,941	266,391
Net deferred tax asset	$216,990	$26,149

Note 12. Commitments

At September 30, 2005 the Bank had the following commitments outstanding. Mortgage commitments are for 45 days. Home equity commitments are for 60 days. Commitments on other loans are for 90 days. The commitments are summarized as follows:

	Amounts	Rate	Term

Mortgages (fixed rate)	$986,000	5.75% to 6.875%	30 years
		0 points
Home equity loans	397,000	5.00% to 5.75%	5 to 15 years
		0 points
Other loans	3,336,000	6.25% to 8.880%	1 to 25 years
		0 to 1 points

	$4,719,000

There are fourteen letters of credit outstanding at September 30, 2005. An annual fee of ½ to 1 percent is due on each of the letters of credit. Interest is due at various rates if the letters of credit are utilized. The amount of the fourteen letters totals $1,294,847. The Bank also has consumer and commercial lines of credit with undrawn balances of $3,171,458 and $1,460,000, respectively.

The Bank has available two lines of credit through the Federal Home Loan Bank. An overnight line of credit is available in the amount of $9,909,900. Additionally, a one month overnight repricing line of credit is available in the amount of $9,909,900.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 12. Commitments (continued)

Future minimum lease payments under noncancellable operating leases for branch building and transportation equipment are as follows:

2006	$55,312
2007	54,440
2008	55,969
2009	52,553
2010	55,706
Thereafter	692,179

Total	$966,159

Note 13. Financial Instruments

Fair Values of Financial Instruments

The following methods and assumptions were used in estimating fair values of financial instruments as disclosed herein:

Cash and Due from Banks

The carrying amounts of cash and due from banks approximate their fair value.

Available for Sale and Held to Maturity Securities and FHLB Stock

Fair values for securities, excluding FHLB securities, are based on quoted market prices. The carrying values of FHLB securities approximate fair values based on the redemption provisions of the Federal Home Loan Bank.

Loans Receivable

For variable-rate loans that reprice frequently and have no significant credit risk, fair values are based on carrying values. Fair values for fixed rate mortgage loans, excluding commercial loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for fixed rate commercial real estate and other consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit Liabilities

The fair values of demand deposits are, by definition, equal to the amount payable on demand at the reporting date. The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of certificates.

Accrued Interest

The carrying amounts of accrued interest approximate their fair values.

FHLB Advances

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 13. Financial Instruments (Continued)

The fair value of FHLB advances is estimated based on rates currently available to the Bank for debt with similar terms.

Other Liabilities

The carrying amounts of these liabilities approximate their fair values.

Off-Balance-Sheet Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing need of its customers. These financial instruments consist of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised of the undisbursed portion of loans and letters of credit. The Bank's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk. Commitments generally have fixed expirations dates or other termination clauses and may require a payment of a fee. Since many of the commitments are expected to expire without being drawn upon by customers, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. The fair value of commitments is not considered significant.

The carrying amounts and estimated fair values of the financial instruments were as follows:

	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets (000’s omitted)
Cash and due from banks	$10,278	$10,278	$6,009	$6,009
Securities held to maturity	970	973	261	269
Securities available for sale	19,419	19,419	19,289	19,289
FHLB stock	520	520	490	490
Loans receivable	70,005	70,620	66,502	67,052
Accrued interest receivable	439	439	448	448

Financial Liabilities (000’s omitted)
Deposit liabilities	93,583	92,838	86,826	87,037
FHLB advances	655	728	810	900
Accrued interest payable	85	85	63	63
Other liabilities	586	586	531	531

Note 14. Benefit Plans

401 (k) Plan

A 401 (k) Plan covers substantially all employees. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. The Corporation makes matching discretionary contributions equal to 50 percent of the first 6 percent of an employee’s compensation contributed to the Plan. Matching contributions vest immediately. For the years ended September 30, 2005 and 2004, expense attributable to the Plan amounted to $25,472 and $26,105, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 14. Benefit Plans (Continued)

Employee Stock Option Plan (ESOP)

The Bank has established an ESOP for all eligible employees. The ESOP used $303,880 of proceeds from a term loan from Farnsworth to purchase 43,759 shares of Company common stock in the initial offering. The term loan of $90,620 at September 30, 2005, including interest, is payable in equal monthly installments through March 2008. The interest rate is 8.50% fixed for the term of the loan. In November 2004 the ESOP used $172,500 from a term loan with Farnsworth to purchase 10,000 shares of Company stock. The term loan of $156,688 at September 30, 2005, including interest, is payable in equal monthly installments through November 2014. The interest rate is 4.75% fixed for the term of the loan. The Bank is making contributions to the ESOP which are equal to the principal and interest payment required from the ESOP on the term loans. Unallocated shares purchased with the loan proceeds are pledged as collateral for the term loans and are held in a suspense account for future allocation among participants. Shares released from the suspense account are allocated among the participants on the basis of compensation. ESOP shares pledged as collateral are reported as common stock acquired by ESOP in the consolidated statements of financial condition. As shares are committed to be released from collateral, the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings.

	2005	2004

Allocated shares	31,626	26,251
Unallocated shares	22,133	17,508
Total ESOP shares	53,759	43,759
Fair value of unallocated shares	$411,674	$350,160

Restricted Stock Plans (RSP)

On April 16, 2000 the Bank established a RSP to provide both key employees and outside directors with a proprietary interest in it in a manner designed to encourage such person to remain with the Bank. A total of 21,879 restricted shares were purchased at an average market value of $7.27. Rights to a total of 15,308 shares were issued to the board of directors and two executive officers in 2000. The fair value of these shares is being charged to expense over the five year vesting period. During the year ended September 30, 2004, 1,531 shares were vested. At September 30, 2005, all shares were vested.

On September 5, 2002 the Bank established an additional RSP to provide both key employees and outside directors with a proprietary interest in it in a manner designed to encourage such person to remain with the Bank. To fund this plan, the Bank purchased a total of 6,571 restricted shares from the RSP Plan established on April 16, 2000 and 6,610 shares in March 2004 at a market value of $20 a share. An additional 2,409 shares were purchased during 2005 at a market value between $17.25 and $18.60. Rights to a total of 15,590 shares were issued to the board of directors, two executive officers and three employees. The fair value of these shares is being charged to expense over the four year vesting period. During each of the years ended September 30, 2005 and 2004, 3,900 shares vested. At September 30, 2005 and 2004, 15,590 and 11,696 shares, respectively, were vested. At September 30, 2005, all shares were vested.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 14.  Benefit Plans (Continued)

Stock-based compensation plan

Farnsworth has a stock option plan that provides for the granting of non-qualified stock options. In April 1999, it issued 38,279 options at an exercise price of $7.38 per share to key Bank employees and non-employee members of its Board of Directors. The options vest ratably on the anniversary date over five years. The options expire ten years after the initial grant date. At September 30, 2005 and 2004, a total number of 38,279 and 35,545 options were vested, respectively. During 2004, 2,734 shares were exercised.

In September 2002, Farnsworth issued 31,177 options at an exercise price of $10.07 per share to key and non-key Bank employees and non-employee members of its Board Directors. The options vest ratably on the anniversary date over three years. The options expire ten years after the initial grant date. At September 30, 2005 and 2004, a total number of 31,177 options were vested, respectively, and none were exercised or forfeited.

In accordance with an election under generally accepted accounting principles for stock options no compensation cost has been recorded for the stock options in the accompanying consolidated financial statements. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan, the net income and earnings per share would have been reduced to the proforma amounts disclosed below:

2004
Net income:
As reported	$606,265
Proforma	591,218

Earnings per common share
As reported
Basic	$1.22
Diluted	$1.13
Proforma
Basic	$1.19
Diluted	$1.11

The fair values were determined using the Black-Scholes option pricing model with the following weighted average assumptions for the 1999 and 2002 plans, respectively: 0% and 1% dividend yield, 5.88% and 5.75% risk free interest rate, 5 and 3 year expected life and 4.85% and 10.18% volatility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 15. Net Income Per Common Share

Basic net income per common share is calculated by dividing net income by the number of shares of common stock outstanding, less shares that have not been committed to be released. Diluted net income per share is calculated by adjusting the number of shares of common stock outstanding to include the effect of stock options, stock-based compensation grants and other securities, if dilutive, generally using the treasury stock method.

	2005			2004
		Weighted	Per-		Weighted	Per-
		Average	Share		Average	Share
	Income	Shares	Amount	Income	Shares	Amount
Net income available to
Common Shareholders	$335,967	638,802		$606,265	525,259
ESOP shares, not
committed to be released		(19,498)			(20,751)
RSP shares		(2,761)			(6,705)
Basic earnings per share	335,967	616,543	$.54	606,265	497,803	$1.22
Common stock
Equivalents		36,247			36,581
Diluted earnings
Per share	$335,967	652,790	$.51	$606,265	534,384	$1.13

Note 16.  Regulatory Capital Requirement

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Office of Thrift Supervision ("OTS") has prescribed capital requirements which include three separate measurements of capital adequacy: a leverage-ratio capital standard ("core"), a tangible capital standard and a risk-based capital standard (collectively known as the "Capital Rule"). The Capital Rule requires each savings institution to maintain tangible capital equal to at least 1.5% of its adjusted total assets and core capital equal to at least 4.0% of its adjusted total assets. The Capital Rule further requires each savings institution to maintain risk-based capital equal to at least 8.0% of its risk-weighted assets.

The Bank at September 30, 2005 and 2004 meets the regulatory risk based capital, Tier 1 capital, core capital and tangible capital requirements as summarized below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2005:
Risk-based capital	$8,651	14.11%	$4,904	8.00%	$6,130	10.00%
Tier 1 capital	8,120	13.25%	N/A	N/A	3,678	6.00%
Core capital	8,120	7.84%	4,143	4.00%	5,179	5.00%
Tangible capital	8,120	7.84%	1,554	1.50%	N/A	N/A
As of September 30, 2004:
Risk-based capital	$7,284	13.11%	$4,445	8.00%	$5,557	10.00%
Tier 1 capital	6,741	12.13%	N/A	N/A	3,334	6.00%
Core capital	6,741	7.05%	3,827	4.00%	4,779	5.00%
Tangible capital	6,741	7.05%	1,434	1.50%	N/A	N/A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 16.  Regulatory Capital Requirement (continued)

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes increased requirements on the operations of financial institutions and mandated the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards. FDICIA stipulates that an institution with less than 4% of core capital is deemed to be undercapitalized. Quantitative measures established by FDICIA to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 2005, the date of the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain risk based capital, Tier I capital and core capital ratios of 10%, 6%, and 5%, respectively. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank’s category.

Management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank could adversely affect its future minimum capital requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 17.  Parent Only Financial Information

The earnings of the subsidiaries are recognized by Farnsworth using the equity method of accounting. Accordingly, the earnings of the subsidiaries are recorded as increases in Farnsworth's investment in subsidiaries. The following are the condensed financial statements for Farnsworth (parent company only) as of September 30, 2005 and 2004 and for the years then ended.

Statement of Financial Condition	2005	2004

Assets
Cash	$1,111,770	$367,808
ESOP loan receivable	247,307	121,008
Investment in subsidiaries	5,977,013	4,564,879
Other assets	67,292	98,430

Total assets	$7,403,382	$5,152,125

Liabilities
Accrued expenses	$28,472	$26,474
Total liabilities	28,472	26,474

Stockholder’s equity	7,374,910	5,125,651

Total liabilities and
Stockholder’s equity	$7,403,382	$5,152,125

	2005	2004

Income from subsidiaries	$412,134	$654,936
Interest income	40,113	14,127
Total income	452,247	669,063

Meeting expenses	6,775	10,340
Stock transfer fees	4,101
Printing	22,678	10,000
Professional fees	121,205	67,531
Total expenses	154,759	87,871

Income before income taxes	297,488	581,192
Income tax benefit	38,479	25,073
Net income	$335,967	$606,265

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF FARNSWORTH

Note 17.  Parent Only Financial Information (Continued)

Statement of Cash Flows	2005	2004

Cash flows from operations activities:
Net income	$335,967	$606,265
Adjustments to reconcile net income to net cash
used in operating activities:
Increase in accrued expenses	1,998	9,183
Equity in undistributed earnings of subsidiaries	(1,412,134)	(654,936)
Decrease (increase) in other assets	31,138	(23,057)

Net cash used in operating activities	(1,043,031)	(62,545)

Cash flows from investing activities:
Repayment of ESOP loan	46,201	30,388
Proceeds of ESOP loan	(172,500)

Net cash provided by (used in) investing activities	(126,299)	30,388

Cash flows from financing activities:
Issuance of stock	1,978,323	152,376
Dividends	(65,031)	(49,274)

Net cash provided by financing activities	1,913,292	103,102

Net increase in cash	743,962	70,945
Cash - beginning	367,808	296,863

Cash - ending	$1,111,770	$367,808

Farnsworth Bancorp, Inc. and Subsidiaries Consolidated Balance Sheet June 30, 2006 and September 30, 2005

	JUNE 30,	SEPTEMBER 30,
	2006	2005
ASSETS	(UNAUDITED)	(AUDITED)

Cash and due from banks	$8,946,270	$10,278,409
Securities available for sale	19,699,623	19,418,925
Securities held to maturity	663,291	969,864
Loans receivable, net	73,955,490	70,005,215
Accrued interest receivable	448,086	438,935
Federal Home Loan Bank of New York (FHLB) stock
at cost substantially restricted	206,800	520,200
Deferred income taxes	795,986	216,990
Premises and equipment	2,139,544	2,211,706
Other assets	382,296	85,247

Total assets	$107,237,386	$104,145,491

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits	$96,834,354	$93,583,060
Borrowings from FHLB	532,045	654,696
Advances by borrowers for taxes and insurance	301,115	404,956
Accrued income taxes	189,386	26,586
Accrued interest payable	111,483	84,606
Accounts payable and other accrued
expenses	365,012	154,816

Total liabilities	98,333,395	94,908,720

Preferred stock $.10 par value, 1,000,000
Shares authorized; none issued and
outstanding
Common stock $.10 par value, 5,000,000 shares authorized;
662,693 shares issued, at June 30, 2006 and September
30, 2005; shares outstanding 650,530 and 650,316 at
June 30, 2006 and September 30, 2005 respectively	66,270	66,270
Additional paid in capital	8,483,529	8,481,669
Retained earnings substantially restricted	1,484,222	1,339,579
Treasury stock at cost 12,163 shares at June 30, 2006
and 12,382 shares at September 30, 2005	(118,521)	(120,658)
Common stock aquired by
employee stock ownership plan (ESOP)	(222,896)	(240,021)
Accumulated other comprehensive income , unrealized
depreciation on available for sale securities,
net of taxes	(788,613)	(290,068)

Total stockholders' equity	8,903,991	9,236,771

Total liabilities and
stockholders' equity	$107,237,386	$104,145,491

See Notes to Interim Financial Statements.

Farnsworth Bancorp, Inc. and Subsidiaries Consolidated Statement of Operations Nine Months and Three Months Ended June 30, 2006 and 2005
	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30,		JUNE 30,
	2006	2005	2006	2005
Interest income:
Loans receivable	$1,249,417	$1,158,299	$3,736,233	$3,448,205
Securities	242,051	222,702	738,141	646,107
Federal funds sold	76,485	48,194	198,878	118,171
Total interest income	1,567,953	1,429,195	4,673,252	4,212,483
Interest expense:
Deposits	653,532	484,168	1,827,422	1,357,119
Federal Home Loan Bank advances	8,068	10,456	26,027	33,086
Total interest expense	661,600	494,624	1,853,449	1,390,205
Net interest income	906,353	934,571	2,819,803	2,822,278

Provision for loan losses	28,146	8,930	118,146	75,821

Net interest income after
provision for loan losses	878,207	925,641	2,701,657	2,746,457

Noninterest income:
Fees and other service charges	52,540	57,473	185,733	203,095
Net realized gain on available for sale:
Loans	-	7,838	1,526	16,146
Securities	-	4,162	5,859	15,921
Total noninterest income	52,540	69,473	193,118	235,162

Noninterest expense:
Compensation and benefits	513,524	464,882	1,455,786	1,363,497
Occupancy and equipment	112,062	116,270	364,481	391,951
Professional fees	41,857	72,901	191,736	184,073
Service fees	76,078	75,759	222,514	163,478
Other	81,364	113,534	283,762	365,359
Total noninterest expense	824,885	843,346	2,518,279	2,468,358

Income before provision for income
tax expense	105,862	151,768	376,496	513,261
Provision for income tax expense	51,000	63,000	166,800	207,800
Net income	54,862	88,768	209,696	305,461

Other Comprehensive (loss) Income, net of taxes
Unrealized loss on Securities
Available for Sale	(183,683)	283,146	(495,030)	(9,793)
Reclassification adjustments for gains
included in net income	-	(2,497)	(3,515)	(9,553)

Comprehensive (loss) income	$(128,821)	$369,417	$(288,849)	$286,115
Net income per common share:
Basic	$0.09	$0.14	$0.33	$0.52
Diluted	$0.08	$0.13	$0.31	$0.50
Weighted average number of shares
outstanding during the period:
basic	627,732	621,317	627,732	585,217
diluted	672,003	659,440	669,622	616,969
See Notes to Interim Financial Statements.

Farnsworth Bancorp Inc. and Subsidiaries
Consolidated Statement of Cash Flows Nine Months Ended June 30, 2006 and 2005
	2006	2005
Cash flows from operating activities:
Net income	$209,696	$305,461
Adjustments to reconcile net income
to net cash provided by operating activities
Depreciation and amortization	111,773	127,818
Stock compensation	21,122	83,770
Provision for loan losses	118,146	75,821
Net gain on sale of AFS securities	(5,859)	(15,921)
Net gain loans sold	(1,526)	(16,146)
Change in:
Accrued interest receivable	(9,151)	33,463
Other assets	(297,049)	26,628
Advances from borrowers	(103,841)	82,441
Accrued and deferred income taxes	(83,832)	(146,194)
Accrued interest payable	26,877	14,468
Other accrued liabilities	210,196	2,080

Total adjustments	(13,144)	268,228

Net cash provided by operating
activities	196,552	573,689

Cash flows from investing activities:

Net increase in loans receivable	(4,068,421)	(3,405,424)
Redemption of securities, held to maturity	1,787,947	537,268
Redemption of securities, available for sale	872,418	2,208,617
Purchase of securities, held to maturity	(1,481,374)	(1,997,517)
Proceeds from sale of securities available for sale	4,926,328	10,365,596
Purchase of securities, available for sale net	(6,902,968)	(12,444,661)
Redemption of FHLB stock	313,400	(22,710)
Purchase of premises and equipment	(39,611)	(30,000)

Net cash used in investing
activities	(4,592,281)	(4,788,831)

Cash flows from financing activities:
Net increase in deposits	3,251,294	6,423,058
Repayment of Federal Home Loan Bank Borrowings	(122,651)	(115,626)
Proceeds from sale of stock, net		1,785,691
Dividends paid	(65,053)	(65,030)

Net cash provided by financing
activities	3,063,590	8,028,093

Net change in cash	(1,332,139)	3,812,951

Cash at beginning of period	10,278,409	6,009,330

Cash at end of period	$8,946,270	$9,822,281

Supplemental disclosure:
Cash paid during the period for:
Interest	$1,880,326	$1,375,737
Income taxes	$250,750	$285,000

Unrealized loss on securities available
for sale, net of deferred income taxes	$(498,545)	$(19,346)

Non cash items
Common stock aquired by Restricted Stock Plan		$20,131
Loan to ESOP		$172,500

See Notes to Interim Financial Statements.

NOTES TO FARNSWORTH UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 1. Presentation of Financial Information

The accompanying unaudited consolidated interim financial statements include the accounts of Farnsworth Bancorp, Inc. (the “Company”) and its subsidiaries Peoples Savings Bank (the “Bank”) and Peoples Financial Services, Inc. The accompanying unaudited consolidated interim financial statements have been prepared in accordance with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accounting and reporting policies of the Company conform in all material respects to generally accepted accounting principles and to general practice within the thrift industry. It is the opinion of management that the accompanying unaudited consolidated interim financial statements reflect all adjustments, which are considered necessary to report fairly the financial position as of June 30, 2006, the Consolidated Statements of Income and Comprehensive Income for the three and nine months ended June 30, 2006 and 2005, and the Consolidated Statements of Cash Flows for the nine months ended June 30, 2006 and 2005. The results of operations for the three and nine months ended June 30, 2006 are not necessarily indicative of results that may be expected for the entire year ending September 30, 2006, or for any other period. The accompanying unaudited consolidated interim financial statements should be read in conjunction with the Company’s September 30, 2005 consolidated financial statements, including the notes thereto, which are included in the Company’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2005.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ significantly from those estimates. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance for loan losses or additional write-downs on foreclosed real estate based on their judgments about information available to them at the time of their examination.

Nature of Operations

The Company is a unitary savings and loan holding company. The Bank operates four branches in Burlington County, New Jersey. The Bank offers customary banking services, including accepting checking, savings and time deposits and the making of commercial, real-estate and consumer loans, to customers who are predominantly small and middle-market businesses and middle-income individuals.

The Company also offers brokerage, investment advisory services and insurance services to the general public through Peoples Financial Services, Inc., a subsidiary organized for the sale of mutual funds and insurance through a third party networking agreement.

NOTES TO FARNSWORTH UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 2. Net Income Per Common Share

Basic net income per common share is calculated by dividing net income by the number of shares of common stock outstanding, adjusted for the unallocated portion of shares held by the Bank’s Employee Stock Ownership Plan (“ESOP”) and the Bank’s restricted stock plan (“RSP”). Diluted net income per share is calculated by adjusting the number of shares of common stock outstanding to include the effect of stock options, stock-based compensation grants and other securities, if dilutive, generally, using the treasury stock method.

For the three months ended June 30

	2006			2005
	Weighted Per-Average Share			Weighted Per -Average Share
	Income	Shares	Amount	Income	Shares	Amount

Net income available
To common shareholders	$54,862	650,530		$88,768	650,311

ESOP Shares, not
Committed to be released		(22,798)			(27,508)

RSP Shares					(1,486)
Basic earnings per share	54,862	627,732	$0.09	$88,768	621,317	$0.14
Common Stock equivalents		44,271			37,123

Diluted earnings per share	$54,862	672,003	$0.08	$88,768	659,440	$0.13

Note 3.  Investment Securities

The Bank’s investments in securities are classified in two categories and accounted for as follows:

Securities Held to Maturity. Mortgage backed securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

Securities Available for Sale. Securities available for sale are reported at market value and consist of certain debt and equity securities not classified as trading or securities to be held to maturity.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary will result in write-downs of the individual securities to their fair value. The related write-downs will be included in earnings as realized losses.

Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of equity until realized.

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

APPENDIX A - PLAN OF ACQUISITION
PLAN OF ACQUISITION

This Plan of Acquisition dated as of April 26, 2006 by and between Sterling Banks, Inc., a corporation organized under the New Jersey Business Corporation Act, and Sterling Bank, a bank organized under the New Jersey Banking Act of 1948.

BACKGROUND

The Board of Directors of Sterling Bank (“Bank”) has determined that it is in the best interests of the Bank and its shareholders to effect a corporate reorganization whereby the Bank becomes a wholly-owned subsidiary of a newly-formed business corporation and the shareholders of the Bank become shareholders of that corporation. In furtherance of this purpose, the Board of Directors of the Bank has caused Sterling Banks, Inc. (“Holding Company”) to be organized under the New Jersey Business Corporation Act (N.J.S.A., Title 14A) and has authorized the execution of this Plan of Acquisition under the New Jersey Banking Act of 1948 (N.J.S.A., Title 17) to provide that the shareholders of the Bank will receive an equal number of shares of common stock of the Holding Company (“Holding Company Common Stock”) in exchange for all of their shares of common stock of the Bank (“Bank Common Stock”). The receipt of the Holding Company Common Stock by the shareholders of the Bank will be free of all federal income tax. The certificate of incorporation of the Holding Company is attached hereto as Exhibit A.

NOW THEREFORE, the parties agree as follows:

1. Preliminary.

(a) The acquiring corporation (as defined in N.J.S.A. 17:9A-355) is Sterling Banks, Inc., 3100 Route 38, Mount Laurel, NJ 08054.

(b) The only participating bank (as defined in N.J.S.A. 17:9A-355) is Sterling Bank, 3100 Route 38, Mount Laurel, NJ 08054.

(c) The members of the Board of Directors of the acquiring corporation and the participating bank are:

Name:	Address:

S. David Brandt, Esq.	18 E. Riding Drive
Cherry Hill, NJ 08003

Jeffrey Dubrow	730 Riverton Road
Moorestown, NJ 08057

A. Theodore Eckenhoff	Locust Hill Farm
40 Retreat Road
Vincentown, NJ 08088

Benjamin D. Goldman	237 South 18th Street
Unit 7B1
Philadelphia, PA 19103

R. Scott Homer	16 Elkington Drive
Mt. Laurel, NJ 08054

James L. Kaltenbach, M.D.	528 Eaglebrook Drive
Moorestown, NJ 08057

Robert H. King	7 Kyle Court
Mt. Laurel, NJ 08054

Howard E. Needleman	237 South 18th Street
Apt. 17D, The Barclay
Philadelphia, PA 19103

Luis 0. Rogers	123 Colonial Avenue
Beverly, NJ 08010

Ronald P. Sandmeyer, Sr.	133 Tavistock Lane
Haddonfield, NJ 08033

Jeffrey P. Taylor	P.O. Box 572
Burlington, NJ 08016

James W. Yoh, PhD.	52 Borton’s Road
Medford, NJ 08055
(d) The acquiring corporation owns no shares of any bank.

2. Terms and Conditions of the Acquisition.

(a) At the Effective Time (as hereinafter defined): (i) all of the shares of Bank Common Stock then issued and outstanding (other than shares held by Dissenting Shareholders, as hereinafter defined) shall be deemed to have been acquired by the Holding Company in exchange for the issuance of an equal number of shares of Holding Company Common Stock, (ii) all holders of shares of Bank Common Stock shall cease being shareholders of the Bank and shall have only the right to receive one share of Holding Company Common Stock for each share of Bank Common Stock previously held by them, and (iii) the Bank shall become a wholly-owned subsidiary of the Holding Company.

(b) As soon as reasonably practicable after the Effective Time, the Holding Company will cause to be mailed to each holder of record of a certificate or certificates (“Certificates”) which immediately prior to the Effective Time evidenced outstanding shares of Bank Common Stock (other than Dissenting Shareholders as hereinafter defined) (i) a letter of transmittal which shall specify that the delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Holding Company and shall be in such form and have such other provisions as the Holding Company may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of Holding Company Common Stock. Upon surrender of a Certificate together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate or certificates evidencing an equal number of shares of Holding Company Common Stock, and (B) any dividends or other distributions to which such holder is entitled pursuant to subparagraph (c) below. In the event of a transfer of ownership of shares of Bank Common Stock which is not registered in the transfer records of the Bank, a certificate evidencing the proper number of shares of Holding Company Common Stock may be issued in accordance with this subparagraph to a transferee if the Certificate evidencing such shares of Bank Common Stock is presented to the Holding Company, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this subparagraph (b), each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the same number of shares of Holding Company Common Stock.

(c) No dividends or other distributions declared or made after the Effective Time with respect to Holding Company Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Holding Company Common Stock evidenced thereby, and no certificates of Holding Company Common Stock shall be delivered to such holder, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following the surrender of any such Certificate, there shall be paid to the holder of the certificates evidencing the shares of Holding Company Common Stock issued in exchange therefor, without interest, the amount of any dividends or other distributions, with a record date and payment date after the Effective Time but prior to surrender, payable with respect to the holder’s shares of Holding Company Common Stock.

(d) Neither the Holding Company nor the Bank shall be liable to any holder of shares of Bank Common Stock for any shares of Holding Company Common Stock or dividends or distributions with respect thereto delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) At the Effective Time, the stock transfer books of the Bank shall be closed and thereafter there shall be no further registration of transfers of shares of Bank Common Stock on the records of the Bank. On or after the Effective Time, any Certificates (other than those held by Dissenting Shareholders, as hereinafter defined) presented to the Holding Company or its transfer agent for any reason shall be converted into Holding Company Common Stock in accordance with this Plan of Acquisition.

3. Conversion of Stock Option Plans and Stock Options.

Each stock option plan of the Bank in effect immediately prior to the Effective Time shall be assumed by the Holding company and be applicable to an equal number of shares of Holding Company Common Stock. Each option for shares of Bank Common Stock outstanding immediately prior to the Effective Time shall be assumed by the Holding Company and become an outstanding stock option for an equal number of shares of Holding Company Common Stock with the same exercise price. All provisions of the applicable Bank stock option grants and plans remain in full force and effect, except that from and after the Effective Time each such stock option may be exercised only for the same number of shares of Holding Company Common Stock. The Holding Company and the Bank shall, if necessary, amend the Bank stock option plans to conform to the provisions of this paragraph 3.

4. Rights of Dissenting Shareholders.

Any holder of shares of Bank Common Stock may elect to dissent from this Plan of Acquisition by complying with the provisions of N.J.S.A. 17:9A-360 through 368 (any such holders are herein called “Dissenting Shareholders”). If Dissenting Shareholders holding more than 75,000 shares of Bank Common Stock file a notice of dissent under N.J.S.A. 17:9A-360(1), the Boards of Directors of the Holding Company and the Bank may elect to terminate this Plan of Acquisition.

5. Conditions to the Acquisition; Effective Time.

(a) The effectiveness of this Plan of Acquisition is conditional upon the occurrence of each of the following events:

(1) The approval of this Plan of Acquisition by the Commissioner of Banking and Insurance of New Jersey in accordance with N.J.S.A. 17:9A-358;

(2) Receipt by the Holding Company of the opinion of Dilworth Paxson LLP to the effect that the receipt of shares of Holding Company Common Stock by shareholders of the Bank will be free of United States, New Jersey and Pennsylvania income taxes;

(3) Approval of this Plan of Acquisition by shareholders of the Bank holding at least two-thirds of the shares of Bank Common Stock entitled to vote at a duly called meeting of shareholders of the Bank in accordance with N.J.S.A. 17:A-359;

(4) The acquisition of the Bank by the Holding Company is permitted by the Federal Reserve Board under 12 C.F.R. §225.17; and

(5) This plan of Acquisition shall have been filed with the Department of Banking and Insurance of New Jersey in accordance with N.J.S.A. 17:9A-359(2).

(b) Unless this Plan of Acquisition is earlier terminated as provided in paragraph 6 below, the Effective Time of this Plan of Acquisition shall be 5:00 p.m. on the fifth (5th)business day following the last to occur of the events specified in subparagraph (a) above, or such later time as agreed to by the Boards of Directors of the Holding Company and the Bank.

6. Termination and Amendment.

(a) Subject to the approval by the Commissioner of Banking and Insurance of New Jersey, the Boards of Directors of the Holding Company and the Bank may amend the provisions of this Plan of Acquisition, provided that any such amendment shall not affect the number of shares of Holding Company Common Stock to be received by holders of shares of Bank Common Stock.

(b) The Boards of Directors of the Holding Company and the Bank may terminate this Plan of Acquisition for any reason at any time prior to the meeting of the Bank’s shareholders held to consider this Plan of Acquisition and shall have the right to terminate this Plan of Acquisition after such meeting if (i) Dissenting Shareholders holding more than 75,000 shares of Bank Common Stock have filed a notice of dissent to this Plan of Acquisition under N.J.S.A. 17:9A-360(l), or (ii) completion of the Plan of Acquisition is then deemed not to be in the best interests of the shareholders of the Bank.

(c) This Plan of Acquisition shall terminate and have no further effect if not consummated on or before March 1, 2007.

IN WITNESS WHEREOF, the parties, being authorized by their Boards of Directors, have executed this Plan of

Acquisition as of the date first above written.

Sterling Banks, Inc.
By: /s/Robert H. King
Robert H. King
President and Chief Executive Officer
Sterling Banks
By: /s/Robert H. King
Robert H. King
President and Chief Executive Officer

APPENDIX B - CERTIFICATE OF INCORPORATION OF STERLING BANKS, INC.
CERTIFICATE OF INCORPORATION

OF

STERLING BANKS, INC.

THE UNDERSIGNED, a natural person of full age, for the purpose of forming a corporation pursuant to the provisions of Title 14A, Corporations, General, of the New Jersey Statutes, does hereby execute the following Certificate of Incorporation:

FIRST: The name of the corporation (hereinafter referred to as the “Corporation”) is Sterling Banks, Inc.

SECOND: The purpose or purposes for which the Corporation is organized are: To engage in any activity within the purposes for which corporations may be organized under the provisions of the New Jersey Business Corporation Act.

THIRD: The address of the Corporation’s initial registered office is 3100 Route 38, Mount Laurel, New Jersey, 08054, and the name of the Corporation’s initial registered agent at such address is Robert H. King.

FOURTH: The aggregate number of shares which the Corporation shall be authorized to issue is 25,000,000 shares of which 15,000,000 shares shall be common stock with a par value of $2.00 per share and of which 10,000,000 shares shall be preferred stock with no par value. The shares of preferred stock may be divided into and issued from time to time in one or more series as may be designated by the Board of Directors of the Corporation, each of such series to be distinctly titled and to consist of the number of shares designated by the Board of Directors. All shares of any one series of preferred stock so designated by the Board of Directors shall be alike in every particular, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon (if any) shall accrue or be cumulative (or both). The designations, preferences, qualifications, limitations, restrictions and special or relative rights (if any) of any series of preferred stock may differ from those of any and all other series at any time outstanding. The Board of Directors of the Corporation is hereby expressly vested with authority upon issuance of preferred stock authorized hereby which is convertible into any class or series of shares of the Corporation to increase the authorized shares of any class or series to such number as will not be more than sufficient, when added to the previously authorized but unissued shares of such class or series, to satisfy the conversion privileges of the convertible shares issued. The Board of Directors of the Corporation is hereby expressly vested with authority to change the designation or number of shares of preferred stock, or the relative rights, preferences and limitations of the shares of preferred stock, of any theretofore established series no shares of which have been issued. The Board of Directors of the Corporation is hereby expressly vested with authority to fix by resolution the designations, preferences, qualifications, limitations, restrictions and special or relative rights (if any) of the preferred stock and each series thereof which may be designated by the Board of Directors, including, but without limiting the generality of the foregoing, the following:

(a) The voting rights and powers (if any) of the preferred stock and each series thereof;

(b) The rates and times at which, and the terms and conditions on which, dividends (if any) on preferred stock, and each series thereof, will be paid, and any dividend preferences or rights of cumulation;

(c) The rights (if any) of holders of preferred stock, and each such series thereof, to convert the same into, or exchange the same for, shares of other classes (or series of classes) of capital stock of the Corporation and the terms and conditions for such conversion or exchange, including, provisions for adjustment of conversion or exchange prices or rates in such events as the Board of Directors shall determine;

(d) The redemption rights (if any) of the Corporation and of the holders of preferred stock and each series thereof, and the times at which, and the terms and conditions on which preferred stock and each series thereof may be redeemed; and

(e)  The rights and preference (if any) of the holders of preferred stock and each series thereof, upon the voluntary or involuntary dissolution, liquidation or winding up of the Corporation.

Any and all authorized shares of the Corporation may be issued and sold in such manner, in such amounts and proportions, and for such consideration, as from time to time may be fixed and determined by the Board of Directors of the Corporation, and any shares when so issued, shall be fully paid and nonassessable.

FIFTH:  Twelve (12) persons will constitute the first Board of Directors of the Corporation, and their names and addresses are as follows:

Name:	Address:

S. David Brandt, Esq.	18 E. Riding Drive
Cherry Hill, NJ 08003

Jeffrey Dubrow	730 Riverton Road
Moorestown, NJ 08057

A. Theodore Eckenhoff	Locust Hill Farm
40 Retreat Road
Vincentown, NJ 08088

Benjamin D. Goldman	237 South 18th Street
Unit 7B1
Philadelphia, PA 19103

R. Scott Horner.	16 Elkington Drive
Mt. Laurel, NJ 08054

James L. Kaltenbach, M.D.	528 Eaglebrook Drive
Moorestown, NJ 08057

Robert H. King	7 Kyle Court
Mt. Laurel, NJ 08054

Howard E. Needleman	237 South 18th Street
Apt. l7D, The Barclay
Philadelphia, PA 19103

Luis G. Rogers	123 Colonial Avenue
Beverly, NJ 08010

Ronald P. Sandmeyer, Sr.	133 Tavistock Lane
Haddonfield, NJ 08033

Jeffrey P. Taylor	P.O. Box 572
Burlington, NJ 08016

James W. Yoh, PhD.	52 Borton’s Road
Medford, NJ 08055

SIXTH: An officer or director of the Corporation shall not be personally liable to the Corporation or to the shareholders of the Corporation for damages for breach of any duty owed to the Corporation or to the shareholders of the Corporation, except that this ARTICLE SIXTH shall not relieve an officer or director of the Corporation from personal liability to the Corporation and to the shareholders of the Corporation for damages for any breach of duty based upon an act or omission:

(a)  in breach of such officer’s or director’s duty of loyalty to the Corporation or to the shareholders of the Corporation, or

(b)  not in good faith or involving a knowing violation of law, or

(c)  resulting in the receipt by such officer or director of an improper personal benefit.

As used in this ARTICLE SIXTH, an act or omission in breach of a person’s duty of loyalty means an act or omission which that person knows or believes to be contrary to the best interests of the Corporation or its shareholders in connection with a matter in which he or she has a material conflict of interest.

Any repeal or modification of the foregoing ARTICLE SIXTH by the shareholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

SEVENTH: The name and address of the incorporator is Robert H. King, 26 West Oleander Drive, Mt. Laurel, NJ 08054.

EIGHTH: The effective date of this Certificate of Incorporation shall be the date of filing.

IN WITNESS WHEREOF, the undersigned, the incorporator of the Corporation, has signed this Certificate of Incorporation on the 28th day of February, 2006.

 /s/ Robert H. King
Robert H. King, Incorporator

APPENDIX C - BYLAWS OF STERLING BANKS, INC.

SECTION 1. OFFICES

1.1 Registered Office. The registered office of the corporation shall be located within the State of New Jersey, at such place as the Board of Directors shall, from time to time, determine.

1.2 Other Offices. The principal office and such other offices of the corporation shall be located at such places as the Board of Directors may from time to time appoint or the business of the corporation may require.

SECTION 2. SEAL

2.1 Seal. The corporation’s seal shall have inscribed thereon the name of the corporation, the year of its organization and the words “Corporate Seal, New Jersey”.

SECTION 3. SHAREHOLDERS’ MEETINGS

3.1 Place of Meetings. Meetings of the shareholders shall be held at the principal office of the corporation, 3100 Route 38, Mt. Laurel, New Jersey, or at such other place or places, either within or without the State of New Jersey, as may from time to time be determined by the Board of Directors.

3.2 Date of Annual Meeting. The annual meeting of the shareholders shall be held at such time as shall be determined by the Board of Directors consistent with applicable law. At such meeting, the shareholders shall elect directors and transact such other business as may properly be brought before the meeting.

3.3 Special Meetings. Special meetings of the shareholders may be called at any time by action of the Board of Directors.

3.4 Notice of Meetings. Written notice of every annual and special meeting of shareholders, stating the time, place and purpose thereof, shall be given to each shareholder entitled to vote thereat at his address as shown upon the books of the corporation, by first-class mail, postage prepaid, mailed not more than sixty (60) nor less than ten (10) days prior to the date of such meeting to each shareholder of record, unless a greater period of notice is required by statute in a particular case. Such other notice as may be required by applicable law, including any required newspaper publication, shall likewise be provided. When a meeting is adjourned, it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at any adjourned meeting, other than by announcement at the meeting at which adjournment is taken.

3.5 Quorum. A majority of the outstanding shares, represented in person or by proxy, at a shareholders’ meeting duly called shall constitute a quorum for the transaction of business except as otherwise provided by law or by resolution of the Board of Directors prior to such meeting. If however, such quorum shall not be present, those present thereat may adjourn the meeting to such time and place as they may determine, but in the case of any meeting called for the election for directors, those who attend the second of such adjourned meetings, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

3.6 Voting. Each shareholder shall be entitled to one (1) vote for each share of stock held. A majority of votes cast shall decide each matter submitted to the shareholders at the meeting except in cases where by law or the Certificate of Incorporation a larger vote is required. There shall be no cumulative voting.

3.7 Proxy Voting. At each meeting of the shareholders every shareholder having the right to vote shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such shareholder and delivered to the Secretary at the meeting. Proxies shall be valid only for one (1) meeting, to be specified therein, and any adjournments of the meeting. No unrevoked proxy shall be valid after eleven months from the date of its execution, unless a longer time is expressly provided therein, but in no event more than three years from the date of its execution. The corporation may solicit proxies from shareholders.

3.8 Fixing Date for Determination of Shareholders of Record. The Board of Directors shall fix a record date for each annual meeting or special meeting of shareholders. Every shareholder of the corporation on the record date shall receive notice of such meeting and shall be entitled to vote on all matters requiring shareholders approval.

3.9 List of Shareholders. The officer or agent having charge of the transfer books shall make and certify a complete list of the shareholders entitled to vote at the meeting of shareholders, arranged in alphabetical order, with the address of and the number of shares held by each, which list shall be subject to inspection by any shareholder at any time during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereto kept in this State, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book, or to vote in person or by proxy at any meeting of shareholders.

SECTION 4. DIRECTORS

4.1 Management by Board of Directors. The business, property and affairs of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

4.2 Nominations for Election to Board. Nominations for directors to be elected may be made at a meeting of shareholders only by the Board of Directors of the corporation (or any committee thereof), or a shareholder of the corporation entitled to vote for the election of directors at the meeting who complies with the procedure set forth in this Section 4.2. Written nominations by shareholders for directors to be elected at a meeting of shareholders which have not previously been approved by the Board of Directors must be submitted to the Secretary of the corporation, not later than (i) the latest date upon which shareholder proposals must be submitted to the corporation for inclusion in the corporation’s proxy statement relating to such meeting pursuant to Rule i4a-8 under the Securities Exchange Act of 1934, as amended, or other applicable rules or regulations under the federal securities laws, or if no such rules apply, at least 90 says prior to the date one year from the date of the immediately preceding annual meeting of shareholders, and (ii) with respect to an election to be held at a special meeting of shareholders, at least 30 days prior to the printing of the corporation’s proxy materials with respect to such meeting or if no such proxy materials are being distributed to shareholders, at least the close or business on the fifth day following the date on which notice of such meeting is first given to shareholder.

Each nomination is required to set forth:

(1) the name and address of the shareholder making the nomination and the person or persons nominated;

(2) a representation that the shareholder is a holder or record of capital stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to vote for the person or persons nominated;

(3) a description of all arrangements and understandings between the shareholder and each nominee and any other person or persons (naming such person) pursuant to which the nomination was made by the shareholder;

(4) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange commission had the nominee been nominated by the Board of Directors; and

(5) the consent of each nominee to serve as a director of the corporation if so elected.

4.3 Number and Election of Directors.

(a) The Board of Directors shall consist of not less than five (5) directors and not more than twenty-five (25) directors with the actual number of directors to be determined from time to time by resolution of the full Board of Directors or by resolution of the shareholders at any meeting thereof; provided, however, that no reduction in the number of directors shall in any way affect the terms of directors then in office.

(b) The directors shall be elected by the shareholders at the annual meeting of shareholders of the corporation. Each director shall be elected for the term of one year and until his successor shall be elected and shall qualify. The director need not be a resident of the State of New Jersey or a shareholder in the corporation.

(c) At the first meeting of the Board of Directors, such directors shall elect a Chairman and a Vice-Chairman of the Board of Directors. Such Chairman and Vice-Chairman shall serve for the term of one (1) year.

4.4 Meetings. The meetings of the Board of Directors may be held at such place within the State of New Jersey, or elsewhere, as a majority of the directors may from time to time appoint, or as may be designated in the notice calling the meeting. The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors. In the absence of the Chairman of the Board, the Vice-Chairman shall preside at all such meetings.

4.5 First Meeting. Following the annual meeting of the shareholders, the Chairman, or the secretary of the meeting shall promptly notify the directors-elect of their election, and of the time and place at which they are required to meet to organize the new Board and appoint officers of the corporation for the succeeding year. Such meeting shall be held on the day of the election or as soon thereafter as practicable, but in any event, within thirty (30) days thereof

4.6 Regular Meetings. Regular meetings of the Board of Directors shall be held without notice on the Fourth Tuesday of each month at 4:00 p.m., local time, at the principal office of the corporation, or at such other time and place as the Chairman of the Board may designate. When any regular meeting of the Board falls upon a holiday, the meeting shall be held on the next business day, unless the Board shall designate some other day.

4.7 Special Meetings. Special meetings of the Board may be called by the Chairman of the Board of Directors, by the President of the corporation, or at the request of three (3) or more directors on appropriate verbal or written notice to each director, which notice shall, in any event, be given at least twenty-four (24) hours before the time for which the meeting is scheduled. Each member of the Board of Directors shall be given notice stating the time and place, by telegram, telefacsimile transmission, letter, or in person, of each such special meeting, excepting the Organization Meeting following the election of directors.

4.8 Quorum. A majority of the directors in office shall be necessary to constitute a quorum for the transaction of business, except when otherwise provided by law. If, at the time fixed for the meeting, including the meeting to organize the new Board of Directors following the annual meeting of shareholders, a quorum is not present, the directors in attendance may adjourn the meeting from time to time until a quorum is obtained.

4.9 Voting. Except as otherwise provided herein, a majority of those directors present and voting at any meeting of the Board of Directors, shall decide each matter considered. The acts of the majority of the directors present at a meeting at which a quorum is present shall be the acts of the Board of Directors. A director cannot vote by proxy, or otherwise act by proxy at a meeting of the Board of Directors.

4.10 Informal Action. Except as otherwise provided by statute, any action which may be taken at a meeting of the Board of Directors may be taken without a meeting and without notice or a waiver of notice, if a consent or consents in writing, setting forth the action so taken or the action to be taken by the corporation, shall be signed by all of the directors who would be entitled to vote at a meeting for such purpose and shall be filed with the Secretary of the corporation. Written consents by all of the directors executed pursuant to this paragraph may be executed in any number of counterparts and shall be deemed effective as of the date set forth therein.

4.11 Vacancies in the Board. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled by a majority of the remaining members of the Board of Directors though less than a quorum, and each person so elected shall hold office for a term expiring at the next annual meeting of shareholders and until such director’s successor shall have been duly elected and qualified.

4.12 Committees. An Executive Committee and an Audit Committee shall be established by the Board of Directors in addition to any other permanent or temporary committees, for such purposes and with such powers as the Board of Directors may in its discretion establish. The Chairman of the Board shall be an ex officio member of all Committees of the Board of Directors, except the Audit Committee. In the absence of the Chairman of the Board, the Vice-Chairman shall act as an ex officio member.

4.13 Executive Committee. The Executive Committee shall be a standing committee of this corporation, appointed by the Board of Directors, consisting of the President and the number of directors as shall be designated from year to year by the Board of Directors to serve for a term as designated by the Board of Directors. Meetings of the Committee may be called at any time by the Chairman or Secretary of the Committee, and shall be called whenever two or more members of the Committee so request in writing. The Executive Committee shall have, and may exercise, the authority of the Board of Directors in the management of the business of the corporation between the dates of regular meetings of the Board.

4.14 Audit Committee. The Audit Committee shall be a standing committee of this corporation appointed annually by the Board of Directors. Each member of this Committee shall serve until his successor is appointed and the Committee shall consist of three (3) members of the Board of Directors, none of whom shall be officers of the corporation. Meetings of the Committee may be called at any time by the Chairman or Secretary of the Committee, and shall be called whenever two or more members of the Committee so request in writing. A majority of the members of the Committee shall constitute a quorum. The Committee shall supervise the audit of the books and affairs of the corporation.

4.15 Appointment of Committee Members. At the first meeting of the Board of Directors after the annual meeting of shareholders, the Board of Directors shall appoint the members of the Executive Committee, Audit Committee and any other committees to serve until the next annual meeting of shareholders.

4.16 Compensation. The compensation, if any, of directors shall be as determined by the Board of Directors. In addition to compensation, if any, for services as a director, a director may serve the corporation in other capacities and receive separate compensation therefor.

SECTION 5. OFFICERS, AGENTS AND EMPLOYEES

5.1 Executive Officers. The executive officers of the corporation shall be appointed annually by the Board of Directors and shall be a President, Secretary and Treasurer. One or more Vice Presidents, and such other officers and assistant officers also may be elected or appointed as the Board of Directors may authorize from time to time. Any two offices, except those of President and Vice President or President and Secretary, may be filled by the same person.

5.2 Agents or Employees. The Board of Directors may by resolution designate the officer or officers who shall have authority to appoint such agents or employees as the needs of the corporation may require. In the absence of such designation this function may be performed by the President and may be delegated by him to others in whole or in part.

5.3 Salaries. The salaries of all officers of the corporation shall be fixed by the Board of Directors or by authority conferred by resolution of the Board. The Board also may fix the salaries and other compensation of assistant officers, agents and employees of the corporation, but in the absence of such action this function shall be performed by the President or by others under his supervision.

5.4 Removal of Officers, Agents or Employees. Any officer, assistant officer, agent or employee of the corporation may be removed or his authority revoked by resolution of the Board of Directors with or without cause, but such removal or revocation shall be without prejudice to the rights, if any, of the person so removed, to receive compensation or other benefits in accordance with the terms of existing contracts. Any agent or employee of the corporation likewise may be removed by the President or, subject to his supervision, by the person having authority with respect to the appointment of such agent or employee.

5.5 Terms of Office. The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby.

5.6 President. The President shall be chief executive officer of the corporation, a member of the Board of Directors and an ex officio member of all committees except the Audit Committee. The President may be the Chairman of the Board unless the Board appoints some other director to act in that capacity. The President shall perform such duties as are incident to his office or prescribed by the Board of Directors or by the Chairman of the Board. As authorized by the Board of Directors he or she shall execute on behalf of the corporation and may affix or cause to be affixed a seal to all instruments requiring such execution, except to the extent that signing and execution thereof shall have been expressly delegated to some other officer or agent of the corporation. The President shall hold his office for the current year for which the Board of which he shall be a member was elected, unless he shall resign, become disqualified, or be removed. Any vacancy occurring in the office of the President shall be filled promptly by the Board of Directors.

5.7 Vice Presidents. The Vice Presidents shall perform such duties and do such acts as may be prescribed by the Board of Directors, the Chairman of the Board, or the President. Subject to the provisions of this Section, the Vice Presidents, in order of their seniority, shall perform the duties and have the powers of the President in the event of his absence or disability or his refusal to act.

5.8 Secretary. The Secretary shall act under the direction of the President. The Secretary shall attend all sessions of the Board of Directors and all meetings of the shareholders and record all of the proceedings of such meetings in a book to be kept for that purpose, and shall perform like duties for the standing committees when required by these Bylaws or otherwise. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors. The Secretary shall keep in safe custody the seal of the corporation, and, when authorized by the Board of Directors, the Chairman of the Board or the President, cause it to be affixed to any instruments requiring it.

5.9 Treasurer. The Treasurer shall be the chief financial officer and shall cause full and accurate accounts of receipts and disbursements to be kept in books belonging to the corporation. He or she shall see to the deposit of all monies and other valuable effects in the name and to the credit of the corporation in such depository or depositories as may be designated by the Board of Directors, subject to disbursement or disposition upon orders signed in such manner as the Board of Directors shall prescribe.

5.10 Other Officers. Unless otherwise provided by the Board of Directors, each assistant officer shall perform such duties as shall be prescribed by the Board of Directors, the Chairman of the Board, the President or the officer to whom he is an assistant. In the event of the absence or disability of an officer or his refusal to act, his assistant officers shall, in the order of their seniority, have the powers and authority of such officer.

SECTION 6. INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS

6.1 General Indemnification. The corporation shall, to the fullest extent permitted by applicable law, indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

6.2 Derivative Indemnification. The corporation shall, to the fullest extent permitted by applicable law, indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court of the county in which the registered office of the corporation is located or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

6.3 Indemnification Procedure. The indemnification provided for in the preceding sections shall be paid by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or other agent is proper under the circumstances because he has met the applicable standard of conduct set forth in each section, this determination to be made by the Board of Directors by majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or in any other manner authorized by law which the Board of Directors shall direct; provided, however, that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any such suit, action or proceeding, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

6.4 Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Section 6.3 upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall be ultimately determined that he or she is entitled to be indemnified by the corporation as authorized in this Section 6.

6.5 Non-Exclusive. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

6.6 Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Section 6.

SECTION 7. CORPORATE RECORDS

7.1 Corporate Books. There shall be kept at the principal office of the corporation an original or duplicate record of the proceedings of the shareholders and of the directors, and the original or a copy of its Bylaws, including all amendments and alterations thereto to date, certified by the Secretary of the corporation, together with other necessary and appropriate corporate records. An original or duplicate share register shall also be kept at the registered office or principal place of business or at the office of a transfer agent or registrar, giving the names of the shareholders, their respective addresses and the number of shares held by each.

7.2 Examination of Books. Every shareholder shall, upon written demand in accordance with Section 14A:5-28 of the New Jersey Business Corporate Act, have a right to examine, in person or by agent or attorney, during the usual hours for business for any proper purpose reasonably related to such person’s interests as a shareholder, the share register, books or records of account, and records of the proceedings of the shareholders and Board of Directors, and make copies or extracts therefrom provided, however, that the Board of Directors shall be entitled to exercise such specific rights as the corporation may have under the law to keep confidential such records which contain business secrets, the disclosure of which would be injurious to the best interests of the corporation and its shareholders. If any attorney or other agent shall be the person who seeks the right to inspection, the demand shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the shareholder. The demand shall be directed to the corporation at its registered office in this State or at its principal place of business.

SECTION 8. SHARE CERTIFICATES, DIVIDENDS, ETC.

8.1 Share Certificates. The stock of this corporation shall be assignable and transferable only on the books of this corporation. Every shareholder in the corporation shall be entitled to receive a certificate representing the shares owned by him. Said share shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued.

8.2 Transfer of Shares. Transfer of shares shall be made on the books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by his or her attorney, lawfully constituted in writing. Thereupon, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificates and record the transaction upon its books. No transfer shall be made which is inconsistent with law.

8.3 Signatures on Share Certificates. Each such certificate shall be signed by the President or Vice President, and by the Secretary or Treasurer (or Assistant Secretary or Assistant Treasurer), or by such other officers as may be designated by the Board of Directors, and sealed with the corporate seal of the corporation. In case any officer who has signed, or whose facsimile signature has been used on, any certificate or certificates shall cease to be such officer of the corporation, before such certificate is issued, it may be issued by the corporation with the same force and effect as if the officer had not ceased to be such at the date of its issue.

8.4 Lost, Destroyed or Stolen Certificates. Any person claiming a share certificate to be lost, destroyed or stolen shall make an affidavit or affirmation of that fact, provide indemnification to the corporation, and, in the manner and to the extent required by the Board of Directors, provide such additional documents, if any, as the Board of Directors requires, whereupon a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to be lost or destroyed, but always subject to the approval of the Board of Directors.

8.5 Record Dates. The Board of Directors may fix a time not more than fifty (50) days prior to the date of any meeting of the shareholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or go into effect, as a record date for the determination of the shareholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares. In such case, only such shareholders as shall be shareholders of record on the date so fixed shall be entitled to notice of, or to vote at, such meeting or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period, and in such case, written or printed notice thereof shall be mailed at least ten (10) days before the closing thereof to each shareholder of record at the address appearing on the records of the corporation or supplied by him or her to the corporation for the purpose of notice. While the stock transfer books of the corporation are closed, no transfer of shares shall be made thereon. If no record date is fixed for the determination of shareholders entitled to receive notice of, or vote at, a shareholders’ meeting, transferees of shares which are transferred on the books of the corporation within ten (10) days next preceding the date of such meeting shall not be entitled to notice of or to vote at such meeting.

8.6 Declaration of Dividends. Subject to applicable law and regulations, the Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable.

SECTION 9. MISCELLANEOUS PROVISIONS

9.1 Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

9.2 Fiscal Year. The fiscal year shall begin on the first day of January of each year.

9.3 Notices. Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his or her address appearing on the books of the corporation, or supplied by him or her to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of shareholders, the general nature of the business to be transacted.

9.4 Waiver of Notice. Whenever any written notice is required by statute, or by the Certificate of Incorporation or Bylaws of this corporation, a waiver thereof in writing, signed by the person or person entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of shareholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person, either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

9.5 Conference Calls. One or more directors may attend and participate in a meeting of the Board of Directors, or a committee of the Board of Directors or of the shareholders, by means of a conference, telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

9.6 Severability. If any provision of these Bylaws becomes illegal or unenforceable as such, such illegality or unenforceability shall not affect any other provision of these Bylaws and such other provisions shall continue in full force and effect.

SECTION 10. AMENDMENTS

10.1 Amendments. These Bylaws may be amended upon vote of a majority of the entire Board of Directors at any meeting of the Board, but Bylaws made by the Board may be altered or repealed, and new Bylaws may be made, by the shareholders. No amendment may be made unless the Bylaw, as amended, is consistent with the requirements of the laws of the State of New Jersey and the Certificate of Incorporation.

APPENDIX D - SECTION 17.9A-360 THROUGH 17.9A-369 OF THE NEW JERSEY BANKING ACT OF 1948

17:9A-360. Notice of dissent; “dissenting stockholder” defined

(1) Any stockholder of a participating bank electing to dissent from the plan of acquisition may do so by filing with the participating bank of which he is a stockholder, a written notice of such dissent, stating that he intends to demand payment for his shares if the plan of acquisition becomes effective. Such dissent shall be filed before the taking of the vote of the stockholders on the plan of acquisition pursuant to section 5 [N.J.S.A. § 17:9A-359].

(2) Within 10 days after the date on which the plan of acquisition is approved by stockholders of a participating bank as provided in sections hereof [N.J.S.A. § 17:9A-359], such bank shall give notice of such approval by certified mail to each stockholder who has filed written notice of dissent pursuant to subsection (1) of this section [N.J.S.A. § 17:9A-360(i)], except any who voted for or consented in writing to such plan of acquisition.

(3) Within 20 days after the mailing of such notice, any stockholder to whom the participating bank was required to give such notice, may make written demand on the participating bank for the payment of the fair value of his shares. A stockholder who makes a demand pursuant to this subsection (3) is hereafter in this act referred to as a “dissenting stockholder.” Upon making such demand, the dissenting stockholder shall cease to have any rights of a stockholder except the right to be paid the fair value of his shares and any other rights of a dissenting stockholder under this act.

(4) Not later than 20 days after demanding payment for his shares pursuant to this section, the stockholder shall submit the certificate or certificates representing such shares to the participating bank of which he is a stockholder for notation thereon that such demand has been made, whereupon such certificate or certificates shall be returned to him. If shares represented by a certificate on which such notation has been made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares, and a transferee of such shares shall acquire by such transfer no rights other than those which the original dissenting stockholder had after making a demand for payment of the fair value thereof.

(5) A stockholder may not dissent as to less than all of the shares owned beneficially by him. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner.

17:9A-361. Valuation date of fair value

For the purposes of this act, fair value of the shares of a participating bank shall be determined as of the day before the day on which the vote of stockholders of such bank was taken as provided in section 5 [N.J.S.A. § 17:9A-359]. In determining fair value, there shall be excluded any appreciation or depreciation in value resulting from the consummation of the plan of acquisition.

17:9A-362. Termination of right of stockholder to be paid the fair value of his shares

(1) The right of a dissenting stockholder to be paid the fair value of his shares shall cease if:

(a) He has failed to present his certificates for notation as provided by subsection (4) of section 6 [N.J.S.A. § 17:9A-360(4)], unless a court having jurisdiction, for good and sufficient cause shown, shall otherwise direct;

(b) His demand for payment is withdrawn with the written consent of the participating bank;

(c) The fair value of the shares is not agreed upon as provided in this act, and no action for the determination of fair value by the Superior Court is commenced within the time provided in this act;

(d) The Superior Court determines that the stockholder is not entitled to payment for his shares;

(e)  The plan of acquisition of shares is abandoned, rescinded, or otherwise terminated in respect to the participating bank of which he is a stockholder; or

(f) A court having jurisdiction permanently enjoins or sets aside the acquisition of shares.

(2) In any case provided for in subsection (1) of this section the rights of the dissenting stockholder as a stockholder shall be reinstated as of the date of the making of a demand for payment pursuant to section 6 [N.J.S.A. § 17:9A-360] without prejudice to any corporate action which has taken place during the interim period. In such event, he shall be entitled to any intervening pre-emptive rights and the right to payment of any intervening dividend or other distribution, or if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the participating bank, the fair value thereof in cash as of the time of such expiration or completion.

17:9A-363. Rights of dissenting stockholder

(1) A dissenting stockholder may not withdraw his demand for payment of the fair value of his shares without the written consent of the participating bank.

(2) The enforcement by a dissenting stockholder of his right to receive payment for his shares shall exclude the enforcement by such dissenting stockholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in subsection (2) of section 8 [N.J.S.A. § 17:9A-362(2)] and except that this subsection shall not exclude the right of such dissenting stockholder to bring or maintain an appropriate action to obtain relief on the ground that consummation of the plan of acquisition will be or is ultra vires, unlawful or fraudulent as to such dissenting stockholder.

17:9A-364. Determination of fair value by agreement

(1) Within 10 days after the expiration of the period within which stockholders may make written demand to be paid the fair value of their shares, or within 10 days after the plan of acquisition becomes effective, whichever is later, the participating bank shall mail to each dissenting stockholder the balance sheet and the surplus statement of the participating bank as of the latest available date, which shall not be earlier than 12 months prior to the making of the offer of payment hereinafter referred to in this subsection, and a profit and loss statement or statements for not less than a 12-month period ended on the date of such balance sheet or, if the participating bank was not in existence for such 12-month period, for the portion thereof during which it was in existence. The participating bank may accompany such mailing with a written offer to pay each dissenting stockholder for his shares at a specified price deemed by such bank to be the fair value thereof. Such offer shall be made at the same price per share to all dissenting stockholders of the same class, or, if divided into series, of the same series.

(2) If, not later than 30 days after the expiration of the 10-day period limited by subsection (1) of this section, the fair value of the shares is agreed upon between any dissenting stockholder and the participating bank, payment therefor shall be made upon surrender of the certificate or certificates representing such shares.

17:9A-365. Procedure on failure to agree upon fair value; commencement of action to determine fair value

(1) If the fair value of the shares in not agreed upon within the 30-day period limited by subsection (2) of section 10 [N.J.S.A. § 17:9A-364(2)], the dissenting stockholder may serve upon the participating bank a written demand that it commence an action in the Superior Court for the determination of such fair value. Such demand shall be served not later than 30 days after the expiration of the 30-day period so limited and such action shall be commenced by the participating bank not later than 30 days after receipt by such bank of such demand, but nothing herein shall prevent such bank from commencing such action at any earlier time.

(2) If a participating bank fails to commence the action as provided in subsection (1) of this section [N.J.S.A. § 17:9A-365(i)]a dissenting stockholder may do so in the name of such bank, not later than 60 days after the expiration of the time limited by subsection (1) [N.J.S.A. § 17:9A-365(i)], of this section in which such bank may commence such an action.

17:9A-366. Action to determine fair value; jurisdiction of court; appointment of appraiser

In any action to determine the fair value of shares pursuant to this act:

(a) The Superior Court shall have jurisdiction and may proceed in the action in a summary manner or otherwise;

(b) All dissenting stockholders, wherever residing, except those who have agreed with the participating bank upon the price to be paid for their shares, shall be made parties thereto as an action against their shares quasi in rem;

(c) The court in its discretion may appoint an appraiser to receive evidence and report to the court on the question of fair value, who shall have such power and authority as shall be specified in the order of his appointment; and

(d) The court shall render judgment against the participating bank and in favor of each stockholder who is a party to the action for the amount of the fair value of his shares.

17:9A-367. Judgment in action to determine fair value

(1) A judgment for the payment of the fair value of shares shall be payable upon surrender to the participating bank of the certificate or certificates representing such shares.

(2) The judgment shall include an allowance for interest at such rate as the court finds to be equitable, from the day of the meeting of stockholders of the participating bank at which the plan of acquisition was approved to the day of payment. If the court finds that the refusal of any dissenting stockholder to accept any offer of payment made by the participating bank under section 10 [N.J.S.A. § 17:9A-364] was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

17:9A-368. Costs and expenses of action

The costs and expenses of bringing an action pursuant to section ii [N.J.S.A. § 17:9A-365(11)] shall be determined by the court and shall be apportioned and assessed as the court may find equitable upon the parties or any of them. Such expenses shall include reasonable compensation for and reasonable expenses of the appraiser, if any, but shall exclude the fees and expenses of counsel for and experts employed by any party; but if the court finds that the offer of payment made by the participating bank under section 10 [N.J.S.A. § 17:9A-364] was not made in good faith, or if no such offer was made, the court in its discretion may award to any dissenting stockholder who is a party to the action reasonable fees and expenses of his counsel and of any experts employed by the dissenting stockholder.

17:9A-369. Disposition of shares

Upon payment for shares pursuant to subsection (2) of section 10 [N.J.S.A. § 17:9A- 364(2)], or upon payment of a judgment pursuant to subsection (1) of section 13 [N.J.S.A. § 17:9A-367(l )], the participating bank making such payment shall acquire all the right, title and interest in and to such shares, notwithstanding any other provision of law. Shares so acquired by the participating bank shall be disposed of as a stock dividend as provided by section 212 of the Banking Act of 1948, P.L.1948, chapter 67 [N.J.S.A. § 17:9A-212].

APPENDIX E -SECTIONS 14A:11-1 THROUGH 14A:11-11 OF
THE NEW JERSEY BUSINESS CORPORATION ACT

N.J.S.A 14A:11-1 Right of shareholders to dissent

(1) Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

(a) Any plan of merger or consolidation to which the corporation is a party, provided that, unless the certificate of incorporation otherwise provides

(i) a shareholder shall not have the right to dissent from any plan of merger or consolidation with respect to shares

(A) of a class or series which is listed on a national securities exchange or is held of record by not less than 1,000 holders on the record date fixed to determine the shareholders entitled to vote upon the plan of merger or consolidation; or

(B) for which, pursuant to the plan of merger or consolidation, he will receive (x) cash, (y) shares, obligations or other securities which, upon consummation of the merger or consolidation, will either be listed on a national securities exchange or held of record by not less than 1,000 holders, or (z) cash and such securities;

(ii) a shareholder of a surviving corporation shall not have the right to dissent from a plan of merger, if the merger did not require for its approval the vote of such shareholders as provided in section 14A: 10-5.1 or in subsection 14A:10-3(4), 14A:10-7(2) or 14A:10-7(4);

(iii) a shareholder of a corporation shall not have the right to dissent from a plan of merger, if the merger did not require, for its approval, the vote of the shareholders as provided in subsection (6) of N.J.S. 14A: 10-3; or

(b) Any sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation not in the usual or regular course of business as conducted by such corporation, other than a transfer pursuant to subsection (4) of N.J.S. 14A:10-111, provided that, unless the certificate of incorporation otherwise provides, the shareholder shall not have the right to dissent

(i) with respect to shares of a class or series which, at the record date fixed to determine the shareholders entitled to vote upon such transaction, is listed on a national securities exchange or is held of record by not less than 1,000 holders; or
(ii) from a transaction pursuant to a plan of dissolution of the corporation which provides for distribution of substantially all of its net assets to shareholders in accordance with their respective interests within one year after the date of such transaction, where such transaction is wholly for

(A) cash; or

(B) shares, obligations or other securities which, upon consummation of the plan of dissolution will either be listed on a national securities exchange or held of record by not less than 1,000 holders; or

(C) cash and such securities; or

(iii) from a sale pursuant to an order of a court having jurisdiction.

(2) Any shareholder of a domestic corporation shall have the right to dissent with respect to any shares owned by him which are to be acquired pursuant to section 14A:10-9.

(3) A shareholder may not dissent as to less than all of the shares owned beneficially by him and with respect to which a right of dissent exists. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner with respect to which the right of dissent exists.

(4) A corporation may provide in its certificate of incorporation that holders of all its shares, or of a particular class or series thereof, shall have the right to dissent from specified corporate actions in addition to those enumerated in subsection 14A: 11-1(1), in which case the exercise of such right of dissent shall be governed by the provisions of this Chapter.

14A:11-2. Notice of dissent; demand for payment; endorsement of certificates

(1) Whenever a vote is to be taken, either at a meeting of shareholders or upon written consents in lieu of a meeting pursuant to section 14A:5-6, upon a proposed corporate action from which a shareholder may dissent under section 14A:11-1, any shareholder electing to dissent from such action shall file with the corporation before the taking of the vote of the shareholders on such corporate action, or within the time specified in paragraph 14A:5-6(2)(b) or 14A:5-6(2)(c), as the case may be, if no meeting of shareholders is to be held, a written notice of such dissent stating that he intends to demand payment for his shares if the action is taken.

(2) Within 10 days after the date on which such corporate action takes effect, the corporation, or, in the case of a merger or consolidation, the surviving or new corporation, shall give written notice of the effective date of such corporate action, by certified mail to each shareholder who filed written notice of dissent pursuant to subsection 14A:11-2(1), except any who voted for or consented in writing to the proposed action.

(3) Within 20 days after the mailing of such notice, any shareholder to whom the corporation was required to give such notice and who has filed a written notice of dissent pursuant to this section may make written demand on the corporation, or, in the case of a merger or consolidation, on the surviving or new corporation, for the payment of the fair value of his shares.

(4) Whenever a corporation is to be merged pursuant to section 14A:10-5.1 or subsection 14A:10-7(4) and shareholder approval is not required under subsections 1 4A:10-5.1(5) and 14A:10-5.1(6), a shareholder who has the right to dissent pursuant to section 14A:11-1 may, not later than 20 days after a copy or summary of the plan of such merger and the statement required by subsection 1 4A:10-5.1(2) is mailed to such shareholder, make written demand on the corporation or on the surviving corporation, for the payment of the fair value of his shares.

(5) Whenever all the shares, or all the shares of a class or series, are to be acquired by another corporation pursuant to section 14A:10-9, a shareholder of the corporation whose shares are to be acquired may, not later than 20 days after the mailing of notice by the acquiring corporation pursuant to paragraph 14A:l0-9(3)(b), make written demand on the acquiring corporation for the payment of the fair value of his shares.

(6) Not later than 20 days after demanding payment for his shares pursuant to this section, the shareholder shall submit the certificate or certificates representing his shares to the corporation upon which such demand has been made for notation thereon that such demand has been made, whereupon such certificate or certificates shall be returned to him. If shares represented by a certificate on which notation has been made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares, and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making a demand for payment of the fair value thereof

(7) Every notice or other communication required to be given or made by a corporation to any shareholder pursuant to this Chapter shall inform such shareholder of all dates prior to which action must be taken by such shareholder in order to perfect his rights as a dissenting shareholder under this Chapter.

14A:11-3. “Dissenting shareholder” defined; date for determination of fair value

(1) A shareholder who has made demand for the payment of his shares in the manner prescribed by subsection 14A:11-2(3), 14A:11-2(4) or 14A:11-2(5) is hereafter in this Chapter referred to as a “dissenting shareholder.”

(2) Upon making such demand, the dissenting shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights of a dissenting shareholder under this Chapter.

(3) “Fair value” as used in this Chapter shall be determined

(a) As of the day prior to the day of the meeting of shareholders at which the proposed action was approved or as of the day prior to the day specified by the corporation for the tabulation of consents to such action if no meeting of shareholders was held; or

(b) In the case of a merger pursuant to section l4A:10-5.1 or subsection 14A:10-7(4) in which shareholder approval is not required, as of the day prior to the day on which the board of directors approved the plan of merger; or

(c) In the case of an acquisition of all the shares or all the shares of a class or series by another corporation pursuant to section 14A:10-9, as of the day prior to the day on which the board of directors of the acquiring corporation authorized the acquisition, or, if a shareholder vote was taken pursuant to section 14A:10-12, as of the day provided in paragraph 14A:l1- 3(3)(a).
In all cases, “fair value” shall exclude any appreciation or depreciation resulting from the proposed action.

14A:11-4. Termination of right of shareholder to be paid the fair value of his shares

(1) The right of a dissenting shareholder to be paid the fair value of his shares under this Chapter shall cease if

(a) he has failed to present his certificates for notation as provided by subsection 14A:11-2(6), unless a court having jurisdiction, for good and sufficient cause shown, shall otherwise direct;

(b) his demand for payment is withdrawn with the written consent of the corporation;

(c) the fair value of the shares is not agreed upon as provided in this Chapter and no action for the determination of fair value by the Superior Court is commenced within the time provided in this Chapter;

(d) the Superior Court determines that the shareholder is not entitled to payment for his shares;

(e) the proposed corporate action is abandoned or rescinded; or

(f) a court having jurisdiction permanently enjoins or sets aside the corporate action.

(2) In any case provided for in subsection 14A:11-4(1), the rights of the dissenting shareholder as a shareholder shall be reinstated as of the date of the making of a demand for payment pursuant to subsections 14A:11-2(3), 14A:11-2(4) or 14A:11-2(5) without prejudice to any corporate action which has taken place during the interim period. In such event, he shall be entitled to any intervening preemptive rights and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the board, the fair value thereof in cash as of the time of such expiration or completion.

14A:11-5. Rights of dissenting shareholder

(1) A dissenting shareholder may not withdraw his demand for payment of the fair value of his shares without the written consent of the corporation.

(2) The enforcement by a dissenting shareholder of his right to receive payment for his shares shall exclude the enforcement by such dissenting shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in subsection 14A:11-4(2) and except that this subsection shall not exclude the right of such dissenting shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is ultra vires, unlawful or fraudulent as to such dissenting shareholder.

14A:11-6. Determination of fair value by agreement

(1) Not later than 10 days after the expiration of the period within which shareholders may make written demand to be paid the fair value of their shares, the corporation upon which such demand has been made pursuant to subsections 14A:11-2(3), 14A:11-2(4) or 14A:11-2(5) shall mail to each dissenting shareholder the balance sheet and the surplus statement of the corporation whose shares he holds, as of the latest available date which shall not be earlier than 12 months prior to the making of such offer and a profit and loss statement or statements for not less than a 12-month period ended on the date of such balance sheet or, if the corporation was not in existence for such 12- month period, for the portion thereof during which it was in existence. The corporation may accompany such mailing with a written offer to pay each dissenting shareholder for his shares at a specified price deemed by such corporation to be the fair value thereof. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or, if divided into series, of the same series.

(2) If, not later than 30 days after the expiration of the 10-day period limited by subsection 14A:11-6(1), the fair value of the shares is agreed upon between any dissenting shareholder and the corporation, payment therefor shall be made upon surrender of the certificate or certificates representing such shares.

14A:11-7. Procedure on failure to agree upon fair value; commencement of action to determine fair value

(1) If the fair value of the shares is not agreed upon within the 30-day period limited by subsection 14A:11-6(2), the dissenting shareholder may serve upon the corporation upon which such demand has been made pursuant to subsections 14A:11-2(3), 14A:11-2(4) or l4A:11-2(5) a written demand that it commence an action in the Superior Court for the determination of the fair value of the shares. Such demand shall be served not later than 30 days after the expiration of the 30-day period so limited and such action shall be commenced by the corporation not later than 30 days after receipt by the corporation of such demand, but nothing herein shall prevent the corporation from commencing such action at any earlier time.

(2) If a corporation fails to commence the action as provided in subsection 14A:11-7(1), a dissenting shareholder may do so in the name of the corporation, not later than 60 days after the expiration of the time limited by subsection 14A:11-7(1) in which the corporation may commence such an action.

14A:11-8. Action to determine fair value; jurisdiction of court; appointment of appraiser

In any action to determine the fair value of shares pursuant to this Chapter:

(a) The Superior Court shall have jurisdiction and may proceed in the action in a summary manner or otherwise;
(b) All dissenting shareholders, wherever residing, except those who have agreed with the corporation upon the price to be paid for their shares, shall be made parties thereto as an action against their shares quasi in rem;
(c) The court in its discretion may appoint an appraiser to receive evidence and report to the court on the question of fair value, who shall have such power and authority as shall be specified in the order of his appointment; and
(d) The court shall render judgment against the corporation and in favor of each shareholder who is a party to the action for the amount of the fair value of his shares.

14A:11-9. Judgment in action to determine fair value

(1) A judgment for the payment of the fair value of shares shall be payable upon surrender to the corporation of the certificate or certificates representing such shares.

(2) The judgment shall include an allowance for interest at such rate as the court finds to be equitable, from the date of the dissenting shareholder’s demand for payment under subsections 14A:11-2(3), 14A:11-2(4) or 14A:11-2(5) to the day of payment. If the court finds that the refusal of any dissenting shareholder to accept any offer of payment, made by the corporation under section 14A:11-6, was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

14A:11-10. Costs and expenses of action

The costs and expenses of bringing an action pursuant to section 14A:11-8 shall be determined by the court and shall be apportioned and assessed as the court may find equitable upon the parties or any of them. Such expenses shall include reasonable compensation for and reasonable expenses of the appraiser, if any, but shall exclude the fees and expenses of counsel for and experts employed by any party; but if the court finds that the offer of payment made by the corporation under section 14A:11-6 was not made in good faith, or if no such offer was made, the court in its discretion may award to any dissenting shareholder who is a party to the action reasonable fees and expenses of his counsel and of any experts employed by the dissenting shareholder.

14A:11-11. Disposition of shares acquired by corporation

(1) The shares of a dissenting shareholder in a transaction described in subsection 14A:11-1(1) shall become reacquired by the corporation which issued them or by the surviving corporation, as the case may be, upon the payment of the fair value of shares.

(2) (Deleted by amendment, P.L.1995, c. 279.)

(3) In an acquisition of shares pursuant to section 14A:10-9 or section 14A:10-13, the shares of a dissenting shareholder shall become the property of the acquiring corporation upon the payment by the acquiring corporation of the fair value of such shares. Such payment may be made, with the consent of the acquiring corporation, by the corporation which issued the shares, in which case the shares so paid for shall become reacquired by the corporation which issued them and shall be cancelled.

APPENDIX F - 2006 EMPLOYEE STOCK OPTION PLAN

STERLING BANK
2006 EMPLOYEE STOCK OPTION PLAN

1. Purpose of the Plan.

This Sterling Bank 2006 Employee Stock Option Plan (the “Plan”) is intended to encourage stock ownership by certain key employees of Sterling Bank (the “Bank”) so that such employees may increase their proprietary interest in the success of the Bank and be encouraged to remain in the employ of the Bank. Options issued pursuant to the Plan (the “Options”) shall be designated at the time of grant as Incentive Stock Options or Nonstatutory Stock Options. “Incentive Stock Options” are options intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code (the “Code”). “Nonstatutory Stock Options” are options not intended to qualify or that fail to qualify as “incentive stock options” within the meaning of Section 422 of the Code. If not designated, the Options shall be Incentive Stock Options to the maximum extent possible.

2. Administration: Option Grant.

(a) As specified herein, the Plan shall be administered by a stock option committee (the “Committee”) consisting of all of the members of the Bank’s Board of Directors (the “Board”) who are both “non-employee directors,” as such term is defined in Rule 16b-3(b)(3) under the Securities Exchange Act of 1934, as amended, and “outside directors,” as such term is defined under Treasury Regulation § 1.1 62-27(e)(3). The Committee shall hold meetings at such times and places as it may determine. The Committee shall select one of its members as Chairman. Acts by a majority of the Committee at a meeting at which a quorum is present, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be the valid acts of the Committee. No person while a member of the Committee shall receive a discretionary grant or award under any stock plan of the Bank.

(b) Only the Committee shall have the authority to make the grant of Options under this Plan.

(c) The Committee shall be authorized to interpret the Plan and the Options granted thereunder, to establish, amend and rescind such rules and regulations as it deems necessary for the proper administration of the Plan, and to make all other determinations necessary or advisable for its administration. The Committee shall have the final authority to determine these matters. The interpretation and construction by the Committee of any provisions of the Plan or of any Option granted under it shall be final. No member of the Board or the Committee shall be liable for any action or determination made in good faith or with respect to the Plan or any Option granted thereunder.

3. Eligibility.

The persons who shall be eligible to receive Options shall be the management employees (including such employees who may be members of the Board) of the Bank, but excluding persons who may own 10% or more of the Bank’s Common Stock then outstanding. An Option holder (the “Optionee”) may hold more than one Option but only on the terms and subject to the restrictions hereinafter set forth.

4. Shares of Stock Subject to the Plan.

There will be reserved for use upon the exercise of Options to be granted under this Plan (subject to the provisions of Section 5(g) of this Plan) an aggregate of 300,000 shares of common stock of the Bank (“Common Stock”), par value $2.00 per share, which shares may be in whole or in part as the Board shall from time to time determine, authorized but unissued shares of Common Stock or issued shares of Common Stock which shall have been reacquired by the Bank. Shares delivered under the Plan shall be fully paid and non-assessable.

5.  Terms and Conditions of Options.

When the Committee shall have granted Options, Notices of Grant of Stock Option shall be given to such Optionees in such form as the Committee shall from time to time approve, which Notices shall comply with and be subject to the following terms and conditions:

(a) Number of Shares. Each Notice of Grant of Stock Option shall designate the options granted as Incentive Stock Options or Nonstatutory Stock Options and shall state the number of shares to which it pertains, but the failure to so designate shall have no effect on the validity of the grant.

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(b) Option Price. Each Notice of Grant of Stock Option shall state the option price, which shall not be less than 100% of the Fair Market Value of the shares of Common Stock of the Bank on the date of the granting of the Option. “Fair Market Value” of the Common Stock means, on any given date: (i) if the Common Stock is listed on a national or regional stock exchange or exchanges (each an “exchange”), the mean between the highest and lowest prices of actual sales of Common Stock on the principal exchange on which it is traded on such date, or if no sale was made on such date on such principal exchange, on the last preceding day on which the Common Stock was traded; (ii) if the Common Stock is not then listed on an exchange, but is quoted on NASDAQ, the mean between the closing bid and asked prices per share for the Common Stock as quoted on NASDAQ on such date; (iii) if the Common Stock is not then listed on an exchange or quoted on the NASDAQ, the average of the reported closing bid and asked prices on the most recent date the Common Stock traded in the over-the-counter market, unless (iv) below applies or; (iv) if the Common Stock is not then listed on an exchange, quoted on NASDAQ, traded in the over-the-counter market, or if the Committee, in its sole and absolute discretion, determines that the average of the reported bid and asked prices on the most recent date the Common Stock traded in the over-the-counter market is not a reliable indication of the Fair Market Value of the Common Stock, then Fair Market Value shall mean the value, as determined in good faith by the Committee in its sole and absolute discretion. As an exception to the values stated in clauses (i), (ii) (iii), in the event that an Optionee exercises a stock option using cashless exercise procedures, whereby the stock is sold on the same day the stock option is exercised, the sale price of such shares is treated as the Fair Market Value on the date of exercise, in measuring the option compensation income. Subject to the foregoing, the Committee in fixing the option price shall have full authority and discretion.

(c) Medium and Time of Payment. Unless otherwise specified in the option grant pursuant to Section 7 hereof, the option price shall be payable in United States dollars upon the exercise of the Option and may be paid in cash or by check. Should any income or employment tax withholding obligation arise on account of the exercise of an option, the grantee must also pay the amount of such withholding to the Bank as a condition of the exercise of the Option, or make such other arrangement satisfactory to the Bank in its absolute discretion.

(d) Term and Exercise of Options. Each Notice of Grant of Stock Option shall state the date on which the Option shall expire, as determined by the Committee; provided, however, that no Option shall be exercisable after ten (10) years from the date on which it is granted. Options may be exercised by an Optionee in whole or in part only while he or she is employed by the Bank except as otherwise provided in Sections 5(e) and 5(f) hereof

The Notice of Grant of Stock Option, as determined by the Committee, may provide that the Option shall be exercisable in installments rather than exercisable immediately in full, but the Committee may provide, in the case of an Option not immediately exercisable in full, for the acceleration of the time at which the Option may be exercised.

During the lifetime of the Optionee, an Option shall be exercisable only by him or her, shall not be assignable or transferable by him or her, and no other person shall acquire any rights therein. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, in any subsequent period but not later than the expiration date of the Option.

(e) Termination of Employment Except By Death or Disability. In the event that the employment of an Optionee shall terminate by retirement or for any other reason except death or disability, any unexercised Option, only with respect to those installments under Section 5(d) for which Optionee’s right to exercise had accrued, may be exercised by Optionee (or his or her executor or administrator) at any time within three (3) months after the date of termination of employment; provided, that no Option shall be exercisable after the expiration of its term.

(f) Death or Disability. If the Optionee shall die or become permanently disabled while in the employ of the Bank, any unexercised Option, including any installments under Section 5(d) for which Optionee’s right to exercise had not yet accrued, shall be fully exercisable at any time within twelve (12) months after the Optionee’s death or disability (as the case may be), by the executors or administrators of the Optionee or by any person or persons who shall have acquired the Option directly from the Optionee by bequest or inheritance, or by the Optionee, respectively; provided, that no Option shall be exercisable after the expiration of its term. No Option shall be transferable by the Optionee otherwise than by will or the laws of descent and distribution.

(g) Recapitalization. Subject to any required action by the shareholders, the number of shares of Common Stock covered by the Plan and by each outstanding Option, and the price per share thereof in each such Option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock of the Bank resulting from a subdivision or consolidation of shares or the payment of a stock dividend (but only on the Common Stock) or any other increase or decrease in the number of such shares effected without receipt of consideration by the Bank.

Subject to any required action by the shareholders, if the Bank shall be the surviving corporation in any merger or consolidation, each outstanding Option shall pertain to and apply to the securities to which a holder of the number of shares of Common Stock subject to the Option would have been entitled. A dissolution or liquidation of the Bank or a merger or consolidation in which the

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Bank is not the surviving corporation, shall cause each outstanding Option to terminate, provided that each Optionee shall, in such event, have the right immediately prior to such dissolution or liquidation, or merger or consolidation in which the Bank is, not the surviving corporation, to exercise his Option in whole or in part without regard to any installment provisions of Section 5(d) hereof Notwithstanding the above provisions, an Option will not terminate if assumed by the surviving or acquiring corporation, or its parent, upon a merger or consolidation under circumstances which are not deemed a modification of the Option within the meaning of Sections 425(a) and,425(h)(3)(A) of the Code, in that the written consent of the grantee.

In the event of a change in the Common Stock of the Bank as presently constituted, which is limited to a change of all of its authorized shares with par value into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Common Stock within the meaning of the Plan.

To the extent that the foregoing adjustments relate to stock or securities of the Bank, such adjustments shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive, provided that each Incentive Stock Option granted pursuant to this Plan shall not be adjusted in a manner that causes the Option to fail to continue to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, without the written consent of the Optionee.

Except as hereinbefore expressly provided in this Section 5(g), the Optionee shall have no rights by reason (i) of any subdivision or consolidation of shares of stock of any class, or (ii) the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class, or (iii) any dissolution, liquidation, merger or consolidation or spin-off of assets or stock of another corporation. Any issue by the Bank of shares of stock of any class, or securities convertible into shares of any class, for consideration shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to the Option.

In the event of a reorganization in which the Bank becomes the wholly-owned subsidiary of a newly-formed bank holding company and the shareholders of the Bank receive an equal number of shares of stock in the holding company, this Plan shall become a stock option plan of the bank holding company applicable to the same number of shares of bank holding company stock and each outstanding Option shall become an option for an equal number of shares of bank holding company stock with the same exercise price.

The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Bank to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.

(h) Rights as a Shareholder. An Optionee or a transferee of an Option shall have no rights as a shareholder with respect to any shares covered by the Option until the date of the issuance of such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock is issued, except as provided in Section 5(g) hereof

(i) Modification Extension and Renewal of Options. Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify, extend or renew outstanding Options granted under the Plan, or accept the surrender of outstanding Options (to the extent not theretofore exercised). Notwithstanding the foregoing, however, no modification of an Option shall, without the consent of the Optionee, impair any rights or obligations under any Option theretofore granted under the Plan.

(j) Investment Purpose. Each Option under the Plan shall be granted on the condition that the purchases of stock thereunder shall be for investment purposes and not with a view to resale or distribution, except that in the event the stock subject to such Option is registered under the Securities Act of 1933, as amended, or in the event a resale of such stock without such registration would otherwise be permissible, such condition shall be inoperative if, in the opinion of counsel for the Bank, such condition is not required under the Securities Act of 1933 or any other applicable law, regulation or rule of any governmental agency.

(k) Other Provisions. The Notice of Grant of Stock Option shall contain such other provisions, including, without limitation, restrictions upon the exercise of the Option or the transfer of the shares received upon an exercise, as the Committee shall deem advisable. Any Notice of Grant of Stock Option for Incentive Stock Options shall contain such limitations and restrictions upon the exercise of the Option as shall be necessary in order that such option will be an “incentive stock option” as defined in Section 422 of the Code or to conform to any change in the law as determined in good faith by the Committee.

6. Annual Limitation Per Employee.

The aggregate fair market value (determined as of the time the Option is granted under the Plan) of the stock for which any employee may be granted Incentive Stock Options which are first exercisable in any calendar year (under all such plans of the Bank) shall not exceed $100,000. Subject to the adjustment under Section 5(g), no employee shall be granted Options covering more than

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S0,000 shares during any calendar year.

7.  Permissible Provisions.

In addition to the other powers granted to the Committee under this Plan, the Committee shall have the discretion to include in any Option grant the right of the Optionee to make payment for the exercise of Options by delivery of Common Stock having a fair market value equal to the option price.

8. Effective Date and Term of Plan: Shareholder Approval.

This Plan shall not become effective until and unless it has been adopted by the Board and approved at a meeting of the Bank’s shareholders by the vote of the holders of at least two-thirds (2/3) of the shares of the Bank’s Common Stock entitled to vote and a copy of the Plan has been filed with the Department of Banking in accordance with the New Jersey Banking Act of 1948, as amended. The effective date of the Plan shall be the date of shareholder approval of the Plan, and the Plan shall have a term of nine (9) years from the effective date.

9. Indemnification of Committee.

In addition to such other rights of indemnification as they may have as Directors or as members of the Committee, the members of the Committee and the Board shall be indemnified by the Bank against the reasonable expenses, including attorneys’ fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Bank) or paid by them in satisfaction of a judgment in any such action, suit or proceeding except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Board or Committee member is liable for negligence or misconduct in the performance of his duties; provided that within sixty (60) days after institution of any such action suit or proceeding the Board or Committee member shall in writing offer the Bank the opportunity, at its own expense, to handle and defend the same.

10.  Amendment of the Plan.

The Board of the Bank may, insofar as permitted by law, from time to time, with respect to any shares at the time not subject to Options, suspend or discontinue the Plan or revise or amend it in any respect whatsoever except that, without approval of the shareholders, no such revision or amendment shall change the number of shares subject to the Plan, change the designation of the class of employees eligible to receive Options, decrease the price at which Options may be granted, or remove the administration of the Plan from the Committee. Furthermore, the Plan may not, without the approval of the shareholders, be amended in any manner that will cause Incentive Stock Options issued under it to fail to meet the requirements of “incentive stock options” as defmed in Section 422 of the Code.

11.  No Obligation to Exercise Option.

The granting of an Option shall impose no obligation upon the Optionee to exercise such Option.

12. Continued Employment.

The grant of an Option pursuant to the Plan shall not be construed to imply or to constitute evidence of any agreement, express or implied, on the part of the Bank to continue to employ an employee or not to alter the responsibilities, duties or authority of any employee.

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APPENDIX G - AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER
By and Among
STERLING BANKS, INC.,
STERLING BANK
And
FARNSWORTH BANCORP, INC.
Dated as of June 23, 2006

ARTICLE 1
THE MERGER
Section 1.1	Consummation of Merger; Closing Date
Section 1.2	Effect of Merger
Section 1.3	Further Assurances
Section 1.4	Directors and Officers

ARTICLE 2
CONVERSION OF CONSTITUENTS’ CAPITAL SHARES
Section 2.1	Manner of Conversion of Farnsworth Shares
Section 2.2	Election and Proration Procedures
Section 2.3	Farnsworth Stock Options
Section 2.4	Fractional Shares
Section 2.5	Effectuating Conversion
Section 2.6	Determination of Alternative Structures; Holding Company Reorganization
Section 2.7	Laws of Escheat
Section 2.8	Dissenting Shares

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF FARNSWORTH
Section 3.1	Corporate Organization
Section 3.2	Capitalization
Section 3.3	Financial Statements; Filing
Section 3.4	Loan Portfolio; Reserves
Section 3.5	Certain Loans and Related Matters
Section 3.6	Authority; No Violation
Section 3.7	Consents and Approvals
Section 3.8	Broker’s Fees
Section 3.9	Absence of Certain Changes or Events
Section 3.10	Legal Proceedings; Etc
Section 3.11	Taxes and Tax Return
Section 3.12	Employee Benefit Plans
Section 3.13	Title and Related Matters
Section 3.14	Real Estate
Section 3.15	Environmental Matters
Section 3.16	Commitments and Contracts
Section 3.17	Regulatory Matters
Section 3.18	Registration Obligations
Section 3.19	Antitakeover Provisions
Section 3.20	Insurance
Section 3.21	Labor
Section 3.22	Compliance with Laws
Section 3.23	Transactions with Management
Section 3.24	Derivative Contracts
Section 3.25	Deposits
Section 3.26	Accounting Controls; Disclosure Controls
Section 3.27	Deposit Insurance
Section 3.28	Intellectual Property
Section 3.29	Absence of Undisclosed Liabilities
Section 3.30	Exchange Act Reports
Section 3.31	Fairness Opinion
Section 3.32	Investment Securities
Section 3.33	Proxy Materials
Section 3.34	Untrue Statements and Omissions

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF STERLING AND STERLING BANK
Section 4.1	Organization and Related Matters of Sterling and Sterling Bank
Section 4.2	Capitalization
Section 4.3	Authorization
Section 4.4	Financial Statements
Section 4.5	Consents and Approvals
Section 4.6	Proxy Materials
Section 4.7	Regulatory Matters
Section 4.8	Untrue Statements and Omissions
Section 4.9	Absence of Certain Changes or Events
Section 4.10	Legal Proceedings; Etc
Section 4.11	Compliance with Laws
Section 4.12	Antitakeover Provisions
Section 4.13	Accounting Controls; Disclosure Controls
Section 4.14	Deposit Insurance
Section 4.15	Absence of Undisclosed Liability
Section 4.16	Exchange Act Reports
Section 4.17	Fairness Opinion

ARTICLE 5
COVENANTS AND AGREEMENTS
Section 5.1	Conduct of the Business of Farnsworth, Sterling and Sterling Bank
Section 5.2	Current Information
Section 5.3	Access to Properties; Personnel and Records
Section 5.4	Approvals of Shareholders
Section 5.5	No Other Bids
Section 5.6	Notice of Deadlines
Section 5.7	Maintenance of Properties
Section 5.8	Conforming Accounting and Reserve Policies
Section 5.9	Bank Merger Agreement
Section 5.10	Holding Company Reorganization

ARTICLE 6
ADDITIONAL COVENANTS AND AGREEMENTS
Section 6.1	Best Efforts; Cooperation
Section 6.2	Regulatory Matters
Section 6.3	Employment and Employee Benefits Matters
Section 6.4	Indemnification
Section 6.5	Registration Statement
Section 6.6	Press Releases
Section 6.7	Nasdaq Listing
Section 6.8	Board of Directors of Sterling and Sterling Bank
Section 6.9	Notification of Certain Matters

ARTICLE 7
MUTUAL CONDITIONS TO CLOSING
Section 7.1	Shareholder Approvals
Section 7.2	Regulatory Approvals
Section 7.3	Litigation
Section 7.4	Joint Proxy Statement/Prospectus and Registration Statement
Section 7.5	Tax Opinion

ARTICLE 8
CONDITIONS TO THE OBLIGATIONS OF STERLING AND STERLING BANK

Section 8.1	Representations and Warranties
Section 8.2	Performance of Obligations
Section 8.3	Certificate Representing Satisfaction of Conditions
Section 8.4	Consents Under Agreements
Section 8.5	Material Condition

ARTICLE 9
CONDITIONS TO OBLIGATIONS OF FARNSWORTH
Section 9.1	Representations and Warranties
Section 9.2	Performance of Obligations
Section 9.3	Certificate Representing Satisfaction of Conditions
Section 9.4	Consents Under Agreements
Section 9.5	Sterling Shares

ARTICLE 10
TERMINATION, WAIVER AND AMENDMENT
Section 10.1	Termination
Section 10.2	Effect of Termination; Termination Fee
Section 10.3	Amendments
Section 10.4	Waivers
Section 10.5	Non-Survival of Representations, Warranties and Covenants

ARTICLE 11
MISCELLANEOUS
Section 11.1	Definitions
Section 11.2	Entire Agreement
Section 11.3	Notices
Section 11.4	Severability
Section 11.5	Costs and Expenses
Section 11.6	Captions
Section 11.7	Counterparts
Section 11.8	Persons Bound; No Assignment
Section 11.9	Governing Law
Section 11.10	Exhibits and Schedules
Section 11.11	Waiver
Section 11.12	Construction of Terms

AGREEMENT AND PLAN OF MERGER
By and Among
STERLING BANKS, INC.
STERLING BANK
AND
FARNSWORTH BANCORP, INC.

This AGREEMENT AND PLAN OF MERGER, dated as of the 23rd day of June, 2006 (this “Agreement”), by and among STERLING BANKS, INC., a New Jersey corporation (“Sterling”), Sterling Bank, a New Jersey chartered commercial bank (“Sterling Bank”) and FARNSWORTH BANCORP, INC., a New Jersey corporation (“Farnsworth”) collectively, (the “Parties”).

WITNESSETH THAT:

WHEREAS, the Boards of Directors of Sterling, Sterling Bank and Farnsworth deem it in the best interests of Sterling, Sterling Bank and Farnsworth, respectively, and of their respective shareholders, that Sterling acquire all of the outstanding stock of Farnsworth by means of a merger of Farnsworth with and into Sterling (the “Merger”) pursuant to this Agreement in a transaction that qualifies as a reorganization pursuant to Section 368 of the Internal Revenue Code of 1986 (as amended, the “Code”);

WHEREAS, Sterling was recently formed for the purpose of becoming the holding company for Sterling Bank upon consummation of the reorganization of Sterling Bank into the holding company form of ownership pursuant to a Plan of Acquisition under the New Jersey Banking Act (the “Holding Company Reorganization”) and it is anticipated that such Holding Company Reorganization will be consummated prior to the Merger;

WHEREAS, Farnsworth owns all of the issued and outstanding capital stock of Peoples Savings Bank, a federally chartered savings bank (“Peoples”) and, upon consummation of the Holding Company Reorganization, Sterling will own all of the issued and outstanding capital stock of Sterling Bank, and it is contemplated that, subsequent to the Merger and pursuant to the terms of a certain Agreement and Plan of Bank Merger (the “Bank Merger Agreement”), Peoples will be merged with and into Sterling Bank (the “Bank Merger”);

WHEREAS, as an inducement and condition to Sterling’s and Sterling Bank entering into this Agreement, each of the directors and executive officers of Farnsworth have entered into Affiliate and Voting Agreements with Sterling and Sterling Bank pursuant to which they have agreed to vote their Farnsworth Shares (as defined herein) in favor of approval of the Agreement.

WHEREAS, as an inducement and condition to Farnsworth’s entering into this Agreement, each of the directors and executive officers of Sterling and Sterling Bank have entered into Voting Agreements with Farnsworth pursuant to which they have agreed to vote their Sterling Bank Shares (as defined herein) in favor of approval of the Holding Company Reorganization and the Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained and intending to be legally bound hereby, the Parties agree that Farnsworth will be merged with and into Sterling and that the terms and conditions of the Merger, the mode of carrying the Merger into effect, including the manner of converting the shares of common stock of Farnsworth, $0.10 par value per share, into shares of common stock of Sterling, $2.00 par value per share (the “Sterling Shares”) or if the Holding Company Reorganization has not occurred into shares of Sterling Bank, $2.00 par value per share (the “Sterling Bank Shares) and/or cash, and as further described herein, shall be as hereinafter set forth.

ARTICLE 1
THE MERGER

Section 1.1 Consummation of Merger: Closing Date.

(a) Subject to the provisions hereof, including, without limitation, Section 2.6 hereof respecting the possible restructuring of the transaction under certain circumstances, Farnsworth shall be merged with and into Sterling (which has heretofore and shall hereinafter be referred to as the “Merger”) pursuant to the laws of the State of New Jersey, and Sterling shall be the surviving corporation (sometimes hereinafter referred to as “Surviving Corporation”).

(b) The Merger shall become effective on the date and at the time specified in the certificate of merger to be filed with the New Jersey Secretary of State pursuant to the New Jersey Business Corporation Act (“NJBCA”) (such time is hereinafter referred to as the “Effective Time”). Subject to the terms and conditions hereof, unless otherwise agreed upon by Sterling and Farnsworth, the Effective Time shall occur on the tenth (10th) business day following the later to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent (as defined herein) of any Regulatory Authority (as defined herein) having authority over the transactions contemplated under this Agreement and the satisfaction or waiver of all of the other terms and conditions of this Agreement (other than the filing of a Certificate of Merger) and (ii) the date on which the shareholders of Farnsworth and Sterling Bank approve the transactions contemplated by this Agreement, or such other time as the Parties may agree.

(c) The closing of the Merger (the “Closing”) shall take place at the offices of Dilworth Paxson LLP, 1735 Market Street, 3200 Mellon Bank Center, Philadelphia, Pennsylvania 19103, at 10:00 a.m. local time on the day that the Effective Time occurs, or such other date, time and place as the Parties hereto may agree (the “Closing Date”). Subject to the provisions of this Agreement, at the Closing there shall be delivered to each of the Parties hereto the opinions, certificates and other documents and instruments required to be so delivered pursuant to this Agreement.

Section 1.2 Effect of Merger. At the Effective Time, Farnsworth shall be merged with and into Sterling and the separate existence of Farnsworth shall cease. The Certificate of Incorporation and Bylaws of Sterling, as in effect on the date hereof and as otherwise amended prior to the Effective Time, shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until further amended as provided therein and in accordance with applicable law. The Surviving Corporation shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a corporation organized under the laws of the State of New Jersey and shall thereupon and thereafter possess all other privileges, immunities and franchises of a private, as well as of a public nature, of each of the constituent corporations. All property (real, personal and mixed) and all debts on whatever account, including subscriptions to shares, and all choses in action, all and every other interest, of or belonging to or due to each of the constituent corporations so merged shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed. The title to any real estate, or any interest therein, vested in any of the constituent corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the constituent corporations so merged and any claim existing or action or proceeding pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place or the Surviving Corporation may be substituted in its place. Neither the rights of creditors nor any liens upon the property of any constituent corporation shall be impaired by the Merger.

Section 1.3  Further Assurances. From and after the Effective Time, as and when requested by the

Surviving Corporation, the officers and directors of Farnsworth last in office shall execute and deliver or cause to be executed and delivered in the name of Farnsworth such deeds and other instruments and take or cause to be taken such further or other actions as shall be necessary in order to vest or perfect in or confirm of record or otherwise to the Surviving Corporation title to and possession of all of the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Farnsworth.

Section 1.4  Directors and Officers. Except as otherwise set forth herein, from and after the Effective Time, the directors of the Surviving Corporation and officers of the Surviving Corporation shall be those persons serving as directors and officers of Sterling immediately prior to the Effective Time, and such additional persons, in each case, as Sterling, at or prior to the Effective Time, shall designate in writing.

ARTICLE 2
CONVERSION OF CONSTITUENTS’ CAPITAL SHARES

Section 2.1  Manner of Conversion -of Farnsworth Shares. Subject to the provisions hereof, as of the Effective Time and by virtue of the Merger and without any further action on the part of Sterling, Farnsworth or the holder of any shares of any of them, the shares of the constituent corporations shall be converted as follows:

(a) Each share of capital stock of Sterling and Sterling Bank outstanding immediately prior to the Effective Time shall, after the Effective Time, remain outstanding and unchanged.

(b) Each share of common stock of Farnsworth (the “Farnsworth Shares”) held by Farnsworth or by Sterling (or any of their subsidiaries), other than such shares held in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired and no consideration shall be paid or delivered in exchange therefor.

(c) Subject to the allocation and proration procedures set forth in Section 2.2, each Farnsworth Share outstanding immediately prior to the Effective Time, other than such shares the holders of which become entitled to fair value under Section 1 4A: 11-1 of the New Jersey Business Corporation Act (“Dissenting Shares”), shall be converted into the right to receive, at the election of the holder thereof:

(i) 2.250 Sterling Shares (such number of Sterling Shares, as may be adjusted as provided herein, is hereinafter referred to as the “Per Share Stock Consideration”);

(ii) a cash amount equal to $27.50 (the “Per Share Cash Consideration”); or

(iii) a combination thereof

Thereafter, subject to Sections 2.3, 2.5, 2.7 and 2.8, each outstanding certificate representing a Farnsworth Share shall represent solely the right to receive the Per Share Stock Consideration or the Per Share Cash Consideration.

(d) If Sterling (or Sterling Bank prior to consummation of the Holding Company Reorganization) declares a change in the number of Sterling Shares (or Sterling Bank Shares as the case may be) issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, or similar transaction with respect to such stock, and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be at or prior to the Effective Time, or announces a special extraordinary cash dividend with a record date at or prior to the Effective Time, the Per Share Stock Consideration shall be proportionately adjusted.

Section 2.2 Election and Proration Procedures.

(a) An election form in such form as Sterling and Farnsworth shall mutually agree (an “Election Form”) shall be mailed on the same date as the Joint Proxy Statement/Prospectus (as defined herein) is mailed to each holder of record of Farnsworth Shares as of the a record date which shall be the same date as the record date for eligibility to vote on the Merger. Sterling shall make available as many Election Forms as may be reasonably requested by all persons who become holders of Farnsworth Shares after the record date for eligibility to vote on the Merger and prior to the Election Deadline (as defined herein), and Farnsworth shall provide to the Exchange Agent (as defined herein) all information reasonably necessary for it to perform its obligations as specified herein.

(b) Each Election Form shall entitle the holder of Farnsworth Shares (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Per Share Stock Consideration for all of such holder’s shares (a “Stock Election”), (ii) elect to receive the Per Share Cash Consideration for all of such holder’s shares (a “Cash Election”), (iii) elect to receive the Per Share Stock Consideration for a portion of such holder’s shares as specified by such holder and the Per Share Cash Consideration for the remainder of such holder’s shares (a “Mixed Election”) or (iv) make no election (a “Non-election”). Holders of record of Farnsworth Shares who hold such shares as nominees, trustees or in other representative capacity (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all of the shares of Farnsworth Shares held by that Representative for a particular beneficial owner. The Farnsworth Shares as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares” and the aggregate number thereof is referred to herein as the “Stock Election Number.” The Farnsworth Shares as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares” and the aggregate number thereof is referred to as the “Cash Election Number”. Shares of Farnsworth Shares as to which no election has been made are referred to as “Non-election Shares.”

(c) To be effective, a properly completed Election Form must be received by an independent agent appointed by Sterling (the “Exchange Agent”) on or before 4:00 p.m., eastern time on the third business day immediately preceding Farnsworth’s stockholders’ meeting to consider the Merger or on such other date or time as the Parties may mutually agree (the “Election Deadline”). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates representing all shares of Farnsworth Shares covered by such Election Form, or the guaranteed delivery of such certificates (or customary affidavits and, if required by Sterling, indemnification regarding the loss or destruction of such certificates), together with duly completed transmittal materials. Any Farnsworth stockholder may at any time prior to the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any Farnsworth stockholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her certificates, or of the guarantee of delivery of such certificates. All elections shall be revoked automatically if the exchange agent is notified in writing by either Party that this Agreement has been terminated. If a stockholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline but does not submit a new properly executed Election Form prior to the Election Deadline, the shares of Farnsworth Shares held by such stockholder shall be designated as Non-election Shares.

Subject to the terms of this Agreement and the Election Form, the Exchange Agent shall have reasonably discretion to determine whether any election, revocation or change has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d) The number of Farnsworth Shares to be converted into the right to receive the Per Share Cash Consideration shall be equal to 50% of the number of Farnsworth Shares outstanding immediately prior to the Effective Time less the number of Dissenting Shares (the “Aggregate Cash Limit”) and the number of Farnsworth Shares to be converted into the right to receive the Per Share Stock Consideration shall be equal to 50% of the number of Farnsworth Shares outstanding immediately prior to the Effective Time (the “Aggregate Stock Limit”).

(e) Within five business days after the later to occur of the Election Deadline or the Effective Time, Sterling shall cause the Exchange Agent to effect the allocation among holders of Farnsworth Shares of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration and to distribute such as follows:

(i) if the Stock Election Number exceeds the Aggregate Stock Limit, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Per Share Cash Consideration, and each holder of Stock Election Shares shall be entitled to receive (A) the Per Share Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Stock Limit and the denominator of which is the Stock Election Number and (B) the Per Share Cash Consideration in respect of the remaining number of such Stock Election Shares;

(ii) if the Cash Election Number exceeds the Aggregate Cash Limit, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and each holder of Cash Election Shares shall be entitled to receive (A) the Per Share Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (1) the number of Cash Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Cash Limit and the denominator of which is the Cash Election Number and (B) the Per Share Stock Consideration in respect of the remaining number of such Cash Election Shares; and

(iii)  if the Stock Election Number and the Cash Election Number do not exceed the Aggregate Stock Limit and the Aggregate Cash Limit, respectively, then (i) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration, (ii) all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and (iii) all Non-Election Shares shall be converted into the right to receive either the Per Share Cash Consideration or the Per Share Stock Consideration such that the aggregate number of Farnsworth Shares entitled to receive the Per Share Cash Consideration is equal to the Aggregate Cash Limit and the aggregate number of Farnsworth Shares entitled to receive the Per Share Stock Consideration is equal to the Aggregate Stock Limit.

Section 2.3 Farnsworth Stock Options.

(a) As of and immediately prior to the Effective Time, all rights with respect to Farnsworth Shares issuable pursuant to the exercise of stock options (“Farnsworth Options”) granted by Farnsworth under the Farnsworth Stock Option Plans set forth in Schedule 2.3 (the “Farnsworth Stock Option Plans”), each of which are listed and described on Schedule 2.3 and which are outstanding at the Effective Time, shall be canceled and shall be converted into the right to receive in cash, to be paid by Farnsworth to the optionholder at or immediately prior to the Effective Time, subject to applicable withholding taxes, the difference between (A) $27.50 and (B) the per share exercise price of each such option multiplied by the number of shares that may be purchased pursuant to such option.

(b) Prior to the Effective Time, Farnsworth shall take or cause to be taken all actions required under the Farnsworth Stock Option Plans to provide for the actions set forth in Section 2.3(a).

Section 2.4.  Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of Farnsworth Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Sterling Share (after taking into account all certificates delivered by such holder), shall receive, in lieu thereof cash (without interest) in an amount equal to such fractional part (to the nearest thousandth) of the Per Share Cash Consideration. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share.

Section 2.5 Effectuating Conversion.

(a) Immediately prior to the Effective Time, Sterling will deliver or cause to be delivered to the Exchange Agent the number of Sterling Shares issuable and the amount of cash payable by Sterling for Farnsworth Shares. As promptly as practicable after the Effective Time but in no event later than five business days, the Exchange Agent shall send or cause to be sent to each former holder of record of Farnsworth Shares who did not previously submit a properly completed Election Form (other than holders of Dissenting Shares) transmittal materials (the “Letter of Transmittal”) for use in exchanging their certificates formerly representing Farnsworth Shares for the consideration provided for in this Agreement. The Letter of Transmittal will contain instructions with respect to the surrender of certificates representing Farnsworth Shares and the receipt of the consideration contemplated by this Agreement and will require each holder of Farnsworth Shares to transfer good and marketable title to such Farnsworth Shares to Sterling, free and clear of all liens, claims and encumbrances.

(b) At the Effective Time, the stock transfer books of Farnsworth shall be closed as to holders of Farnsworth Shares immediately prior to the Effective Time and no transfer of Farnsworth Shares by any such holder shall thereafter be made or recognized and each outstanding certificate formerly representing Farnsworth Shares shall, without any action on the part of any holder thereof, no longer represent Farnsworth Shares. If, after the Effective Time, certificates are properly presented to the Exchange Agent, such certificates (other than Dissenting Shares) shall be exchanged for the consideration contemplated by this Agreement into which Farnsworth Shares represented thereby were converted in the Merger.

(c) In the event that any holder of record as of the Effective Time of Farnsworth Shares (other than Dissenting Shares) is unable to deliver the certificate which represents such holder’s Farnsworth Shares, Sterling, in the absence of actual notice that any Farnsworth Shares theretofore represented by any such certificate have been acquired by a bona fide purchaser shall deliver to such holder the consideration contemplated by this Agreement and the amount of cash representing fractional Sterling Shares to which such holder is entitled in accordance with the provisions of this Agreement upon the presentation of all of the following:

(i) An affidavit or other evidence to the reasonable satisfaction of Sterling that any such certificate has been lost, wrongfully taken or destroyed;

(ii) Such security or indemnity as may be reasonably requested by Sterling to indemnify and hold Sterling harmless in respect of such stock certificate(s); and

(iii)  Evidence to the satisfaction of Sterling that such holder is the owner of Farnsworth Shares theretofore represented by each certificate claimed by such holder to be lost, wrongfully taken or destroyed and that such holder is the person who would be entitled to present each such certificate for exchange pursuant to this Agreement.

(d) If the delivery of the consideration contemplated by this Agreement is to be made to a person other than the person in whose name any certificate representing Farnsworth Shares surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a person other than the registered holder of such certificate surrendered or establish to the satisfaction of Sterling that such tax has been paid or is not applicable.

(e) No holder of Farnsworth Shares shall be entitled to receive any dividends or distributions declared or made with respect to the Sterling Shares with a record date before the Effective Time. Neither the consideration contemplated by this Agreement nor any dividend or other distribution with respect to Sterling Shares where the record date thereof is on or after the Effective Time shall be paid to the holder of any unsurrendered certificate or certificates representing Farnsworth Shares, and Sterling shall not be obligated to deliver any of the consideration contemplated by this Agreement or any such dividend or other distribution with respect to Sterling Shares until such holder shall surrender the certificate or certificates representing Farnsworth Shares as provided for by the Agreement. Subject to applicable laws, following surrender of any such certificate or certificates, there shall be paid to the holder of the certificate or certificates then representing Sterling Shares issued in the Merger, without interest at the time of such surrender, the consideration contemplated by this Agreement and the amount of any dividends or other distributions with respect to Sterling Shares to which such holder is entitled as a holder of Sterling Shares.

Section 2.6  Determination of Alternative Structures: Holding Company Reorganization.

(a) Farnsworth hereby agrees that Sterling may at any time change the method of effecting the Merger; provided, however, that no such changes shall (i) alter or change the amount or kind of consideration to be issued to holders of the capital stock of Farnsworth as provided for in this Agreement (the “Merger Consideration”), or (ii) materially impede or delay consummation of the transactions contemplated by this Agreement.

(b) The Parties acknowledge that it is anticipated that, prior to the Merger, Sterling Bank will have reorganized into the holding company form of ownership pursuant to a Plan of Acquisition dated April 26, 2006. In the event the Holding Company Reorganization is abandoned by Sterling and Sterling Bank or has not been consummated prior to the Merger, all rights and obligations of Sterling set forth herein shall become, without further action of the Parties, the rights and obligations of Sterling Bank. All references herein (other than in Article IV) to Sterling Shares shall thereafter refer to Sterling Bank Shares.

Section 2.7  Laws of Escheat. If any of the consideration due or other payments to be paid or delivered to the holders of Farnsworth Shares is not paid or delivered within the time period specified by any applicable laws concerning abandoned property, escheat or similar laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, Sterling or the Exchange Agent shall be entitled to dispose of any such consideration or other payments in accordance with applicable laws concerning abandoned property, escheat or similar laws. Any other provision of this Agreement notwithstanding, none of Farnsworth, Sterling, the Exchange Agent, nor any other Person acting on behalf of any of them shall be liable to a holder of Farnsworth Shares for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar law.

Section 2.8 Dissenting Shares.

(a) Any holders of Dissenting Shares shall be entitled to payment for such shares only to the extent permitted by and in accordance with the provisions of the NJBCA; provided, however, that if, in accordance with the NJBCA, any holder of Dissenting Shares shall forfeit such right to payment of the fair value of such shares, such shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Cash Consideration without interest from Sterling. Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to the
NJBCA.

(b) Farnsworth shall give Sterling (i) prompt notice of any written objections to the Merger and any written demands for the payment of the fair value of any shares, withdrawals of such demands, and any other instruments served pursuant to the NJBCA received by Farnsworth and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands under the NJBCA. Farnsworth shall not voluntarily make any payment with respect to any demands for payment of fair value and shall not, except with the prior written consent of Sterling, settle or offer to settle any such demands.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF FARNSWORTH
Farnsworth hereby represents and warrants to Sterling and Sterling Bank as follows as of the date hereof and as of all times up to and including the Effective Time (except as otherwise provided):

Section 3.1 Corporate Organization.

(a) Farnsworth is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. Farnsworth has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in New Jersey and in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole. Farnsworth is duly registered as a savings and loan holding company. Trne and correct copies of the Certificate of Incorporation and the Bylaws of Farnsworth, each as amended to the date hereof, have been delivered to Sterling.

(b) Peoples is a federal savings bank duly organized and validly existing under the laws of the United States. Peoples has the corporate power and authority to own or lease all of its assets and to carry on its business as such business is now being conducted. True and correct copies of the Federal Stock Charter and Bylaws of Peoples have been delivered to Sterling.

(c) Each subsidiary of Farnsworth is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each subsidiary has the corporate or requisite power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in all such place where the nature of the business being conducted by each subsidiary or the character or location of the properties and assets owned or leased by each subsidiary make such qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole.

(d) Farnsworth and each of its subsidiaries has in effect all federal, state, local and foreign governmental, regulatory, securities brokerage, and other authorizations, permits and licenses necessary for each of them to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole. True and correct copies of the charter or certificate of incorporation and bylaws of each subsidiary have been delivered to Sterling.

(e) Schedule 3.1(e) lists all subsidiaries of Farnsworth and all entities (whether corporations, limited liability companies, partnerships or similar organizations), including the corresponding percentage ownership, in which Farnsworth owns, directly or indirectly, any of the ownership interests as of the date of this Agreement and indicates for each subsidiary or other entity as of such date, its jurisdiction of organization and the jurisdiction(s) wherein it is qualified to do business. All of such subsidiaries and other entities are in compliance with all applicable laws, rules and regulations relating to direct investment in equity ownership interests. Farnsworth owns either directly or indirectly, all of the outstanding capital stock of each of its subsidiaries. With the exception of Peoples, no subsidiary of Farnsworth is an “insured depositary institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. All of the shares of capital stock of each of the subsidiaries of Farnsworth are duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights and are owned by Farnsworth free and clear of any claims, liens, encumbrances or restrictions (other than those imposed by applicable federal and state securities laws), and there are no agreements or understandings with respect to the voting or disposition of any such shares.

(f) The respective minute books of Farnsworth and each subsidiary of Farnsworth contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by its shareholders and Boards of Directors (including all committees thereof).

(g) Neither Farnsworth nor any of its affiliates or subsidiaries owns of record or beneficially any Sterling Bank Shares.

Section 3.2  Capitalization. The authorized capital stock of Farnsworth consists of 5,000,000 Farnsworth Shares, of which 650,530 are issued and outstanding as of the date hereof (exclusive of any such shares held in the treasury of Farnsworth) and 1,000,000 shares of serial preferred stock, $0.10 par value per share of which no shares are issued and outstanding as of the date hereof All of the issued and outstanding Farnsworth Shares have been duly authorized and validly issued and all such shares are fully paid and nonassessable. As of the date hereof there are no outstanding options, warrants, commitments, or other rights or instruments to purchase or acquire any shares of capital stock of Farnsworth, or any securities or rights convertible into or exchangeable for shares of capital stock of Farnsworth, except for options to purchase 66,724 Farnsworth Shares. Schedule 3.2 sets forth the name of each holder of a Farnsworth option, the number of shares each such individual may acquire pursuant to the exercise of such options, the grant, vesting and expiration dates, the exercise price and whether the Farnsworth option is an incentive stock option or a nonqualified stock option.

Section 3.3 Financial Statements: Filings.

(a) Farnsworth has previously delivered to Sterling copies of the audited consolidated financial statements of Farnsworth as of and for the years ended September 30, 2005 and September 30, 2004 and unaudited consolidated financial statements for the quarter ended March 31, 2006, and Farnsworth shall deliver to Sterling, as soon as practicable following the preparation of additional consolidated financial statements for each subsequent calendar quarter (or other reporting period) or year of Farnsworth, the additional consolidated financial statements of

Farnsworth as of and for such subsequent calendar quarter (or other reporting period) or year (such financial statements, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Statements of Farnsworth”).

(b) Each of the Financial Statements of Farnsworth (including the related notes, where applicable) have been or will be prepared in all material respects in accordance with generally accepted accounting principles, which principles have been or will be consistently applied during the periods involved, except as otherwise noted therein, and the books and records of Farnsworth have been, are being, and will be maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. Each of the Financial Statements of Farnsworth (including the related notes, where applicable) fairly present or will fairly present the financial position of Farnsworth on a consolidated basis, as applicable, as of the respective dates thereof and fairly present or will fairly present the results of operations of Farnsworth on a consolidated basis, as applicable, for the respective periods therein set forth.

(c) Except as set forth in Schedule 3.3(c), since September 30, 2005, none of Farnsworth or any of its subsidiaries has incurred any obligation or liability (contingent or otherwise) that has or might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole. Since September 30, 2005, Farnsworth has not incurred or paid any obligation or liability which would have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole, except as may have been incurred or paid in the ordinary course of business, consistent with past practices.

Section 3.4  Loan Portfolio: Reserves. All evidences of indebtedness reflected as assets in the Financial Statements of Farnsworth were (or will be, as the case may be) as of such dates in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms, and were not subject to any defenses, setoffs, or counterclaims, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity and (ii) the allowances for possible loan losses shown on the Financial Statements of Farnsworth were, and the allowance for possible loan losses to be shown on the Financial Statements of Farnsworth as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of Farnsworth and other extensions of credit (including letters of credit or commitments to make loans or extend credit).

Section 3.5  Certain Loans and Related Matters. Except as set forth in Schedule 3.5, neither Farnsworth nor any of its subsidiaries is a Party to any written: (i) loan agreement, note or borrowing arrangement under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or, to the Knowledge of Farnsworth, in default of any other provision as of the date hereof; (ii) loan agreement, note or borrowing arrangement which has been classified by Farnsworth or any Regulatory Authority as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned,” “special mention,” “credit risk assets,” “classified,” “criticized,” “watch list,” “concerned loans” or any comparable classifications by such persons; or (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of Farnsworth or any Farnsworth subsidiary or any five percent (5%) shareholder of Farnsworth or any Farnsworth subsidiary, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing.

Section 3.6 Authority: No Violation.

(a) Farnsworth has full corporate power and authority to execute and deliver this Agreement and, subject to the approval of the shareholders of Farnsworth and Sterling Bank and to the receipt of the Consents of the Regulatory Authorities, to consummate the transactions contemplated hereby. The Board of Directors of Farnsworth has duly and validly approved this Agreement and the transactions contemplated hereby, has authorized the execution and delivery of this Agreement, has directed that this Agreement and the transactions contemplated hereby be submitted to Farnsworth’s shareholders for approval at a meeting of such shareholders and, except for the adoption of such Agreement by its shareholders and the shareholders of Sterling and the execution and filing of the Certificate of Merger, no other corporate proceeding on the part of Farnsworth is necessary to consummate the transactions so contemplated. This Agreement (assuming due authorization, execution and delivery by Sterling), constitutes a valid and binding obligation of Farnsworth, and will be enforceable against Farnsworth in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) Neither the execution and delivery of this Agreement by Farnsworth nor the consummation by Farnsworth of the transactions contemplated hereby, nor compliance by Farnsworth or any of its subsidiaries with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws of Farnsworth or the organizational documents of its subsidiaries, (ii) to the Knowledge of Farnsworth, assuming that the Consents of the Regulatory Authorities and approvals referred to herein are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Farnsworth or its subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of; accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Farnsworth or any of its subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Farnsworth or any of its subsidiaries is a party, or by which it or any of its properties or assets may be bound or affected except such violations, breaches or defaults that would not, individually or in the aggregate have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole.

Section 3.7  Consents and Approvals. Except for (i) the requisite approvals of the shareholders of Farnsworth and Sterling Bank pursuant to the joint proxy statement and Prospectus of Farnsworth and Sterling relating to the meetings of the shareholders of Farnsworth and Sterling at which the Merger is to be considered (the “Joint Proxy Statement/Prospectus”); (ii) the Consents of the Regulatory Authorities; (iii) the filing of Certificate of Merger with the State New Jersey; and (iv) as set forth in Schedule 3.7, no Consents of any person are necessary in connection with the execution and delivery by Farnsworth of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby.

Section 3.8  Broker’s Fees. Except for Raymond James & Associates, Inc., whose engagement letter is set forth in Schedule 3.8, neither Farnsworth, any of its subsidiaries nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 3.9 Absence of Certain Changes or Events. Except as set forth in Schedule 3.9, since September 30, 2005, there has not been (a) any declaration, payment or setting aside of any dividend or distribution (whether in cash, stock or property) in respect of Farnsworth Shares or (b) any change or any event involving a prospective change in the condition of Farnsworth and its subsidiaries taken as a whole or a combination of any such change(s) and any such event(s) which has had, or is reasonably likely to have, a Material Adverse Effect on the condition of Farnsworth and its subsidiaries taken as a whole.

Section 3.10 Legal Proceedings: Etc.

(a) Schedule 3.10 sets forth a true and correct summary description as of the date hereof of any pending, or to Farnsworth’s Knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Farnsworth and its subsidiaries, including the venue, the parties thereto, the subject matter thereof and the amount of damages claimed or other remedies sought, other than foreclosure and other collection proceedings.

(b) Neither Farnsworth nor any of its subsidiaries, is a party to any, and there are no pending or, to the Knowledge of Farnsworth and each Farnsworth subsidiary, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against Farnsworth in which there is a reasonable probability of any material recovery or other Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole; no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator is outstanding against Farnsworth which has had, or is reasonably likely to have, a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole and there is no default by

Farnsworth or any of its subsidiaries under any material contract or agreement to which Farnsworth or any of its subsidiaries is a Party which has had or is reasonably likely to have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole.

Section 3.11 Taxes and Tax Returns.

(a) Farnsworth has previously delivered or made available to Sterling copies of the federal, state and local income tax returns of Farnsworth and, if consolidated returns do not exist for all periods, of each of its subsidiaries, for the years 2004 and 2005 and all schedules and exhibits thereto, and such returns have not been examined by the Internal Revenue Service (the “IRS”) or any other taxing authority. Farnsworth and its subsidiaries have duly filed in correct form all federal, state and local information returns and tax returns required to be filed on or prior to the date hereof; and Farnsworth and its subsidiaries have duly paid or made adequate provisions for the payment of all taxes and other governmental charges which are owed by Farnsworth or any of its subsidiaries to any federal, state or local taxing authorities, whether or not reflected in such returns (including, without limitation, those owed in respect of the properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls of Farnsworth and any of its subsidiaries), other than taxes and other charges which (i) are not yet delinquent or are being contested in good faith, (ii) have not been fmally determined, or (iii) would not, individually or in the aggregate, result in a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole. The amounts set forth as liabilities for taxes on the Financial Statements of Farnsworth are sufficient, in the aggregate, for the payment of all unpaid federal, state and local taxes (including any interest or penalties thereon), whether or not disputed, accrued or applicable, for the periods then ended, and have been computed in accordance with generally accepted accounting principles. Neither Farnsworth nor any of its subsidiaries is responsible for the taxes of any other person other than Farnsworth and any of its respective subsidiaries under Treasury Regulation 1.1502-6 or any similar provision of federal, state or foreign law.

(b) Except as disclosed in Schedule 3.11, neither of Farnsworth nor any of its subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any federal, state or local taxes due that is currently in effect, and deferred taxes of Farnsworth or any of its subsidiaries, have been adequately provided for in the Financial Statements of Farnsworth.

(c) Except as set forth on Schedule 3.11, neither Farnsworth nor any of its subsidiaries has made any payment, is obligated to make any payment or is a Party to any contract, agreement or other arrangement that could obligate it to make any payment that would be disallowed as a deduction under Section 2800 or 162(m) of the Code.

(d) There has not been an ownership change, as defined in Section 382(g) of the Code, of Farnsworth or any of its subsidiaries that occurred during or after any taxable period in which Farnsworth or any of its subsidiaries incurred an operating loss that carries over to any taxable period ending after the fiscal year of Farnsworth immediately preceding the date of this Agreement.

(e) Neither Farnsworth nor any of its subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Farnsworth or any of its subsidiaries.

(f) To the Knowledge of Farnsworth, Farnsworth and its subsidiaries have withheld and paid over to taxing authorities all taxes required to be withheld from those workers who would be treated as employees, and any deferred compensation plans are in compliance with Section 409A of the Code.

Section 3.12 Employee Benefit Plans.

(a) Neither Farnsworth nor any of its subsidiaries has or maintains any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), except as described in Schedule 3.12(a) (the “Employee Benefit Plans”). Farnsworth and its subsidiaries have, with respect to each such plan, delivered to Sterling true and complete copies of: (i) all current plan texts and agreements and related trust agreements or annuity contracts and any amendments thereto; (ii) all current summary plan descriptions; (iii) the Form 5500 filed in each of the most recent three plan years (including all schedules thereto and the opinions of independent accountants); (iv) the most recent actuarial valuation (if any); (v) the most recent annual and periodic accounting of plan assets; and (vi) if the plan is intended to qualify under Section 401(a) or 403(a) of the Code, the most recent determination letter received from the IRS, or in the case of a prototype or volume submitter plan document, a copy of the most recent favorable opinion letter from the IRS; and (vii) copies of any IRS or U.S. Department of Labor notices that assert any material deficiency, penalty, or excise tax with respect to any such plan.

(b) No Employee Benefit Plan is a defined benefit pension plan. Neither Farnsworth nor any of its subsidiaries (or any pension plan maintained by any of them) has incurred any liability to the PBGC or the IRS with respect to any pension plan qualified under Section 401 of the Code, except liabilities to the PBGC pursuant to Section 4007 of ERISA, all which have been fully paid. No reportable event under Section 4043(b) of ERISA (including events waived by PBGC regulation) has occurred with respect to any such pension plan.

(c) Neither Farnsworth nor any of its subsidiaries has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from, or agreed to participate in, any multi-employer plan as such term is defined in Section 3(3 7) of ERISA.

(d) All Employee Benefit Plans comply in all material respects with the applicable provisions of ERISA and the Code that are applicable, or intended to be applicable, including, but not limited to, COBRA, HIPAA and any applicable, similar state law. Neither Farnsworth nor any of its subsidiaries has any material liability under any such plan that is not reflected in the Financial Statements of Farnsworth. None of Farnsworth, any Employee Benefit Plan or any employee, administrator or agent thereof; is or has been in violation of the transaction code set rules under HIPAA § § 1172-1174 or the HIPAA privacy rules under 45 CFR Part 160 and subparts A and E of Part 164. No penalties have been imposed on Farnsworth, any Employee Benefit Plan, or any employee, administrator or agent thereof; under HIPAA § 1176 or § 1177.

For purposes of this Agreement, “COBRA” means the provision of Section 4980B of the Code and the regulations thereunder, and Part 6 of the Subtitle B of Title I of ERISA and any regulations thereunder, and “HIPAA” means the provisions of the Code and ERISA as enacted by the Health Insurance Portability and Accountability Act of 1996.

(e) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA) has occurred with respect to any Employee Benefit Plan which would result in the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or a material civil penalty under Section 502(i) of ERISA; and no actions have occurred which could result in the imposition of a material penalty under any section or provision of ERTSA.

(f) No Employee Benefit Plan which is a defined benefit pension plan has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan’s “benefit liabilities,” as that term is defined in Section 4001 (a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements.

(g) Except as described in Schedule 3.12(g), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment or obligation (including, without limitation, severance, bonus, deferred compensation, retirement, unemployment compensation, golden parachute or otherwise) becoming due to any director or any officer or employee of Farnsworth or any of its subsidiaries under any Employee Benefit Plan or otherwise, (ii) materially increase any benefits or obligations otherwise payable under any benefit plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits or obligations.

(h) No Employee Benefit Plan is a multiemployer plan as defined in Section 4 14(f) of the Code or Section 3(37) or 400 1(a)(3) of ERISA. Farnsworth and its subsidiaries have never been a party to or participant in a multiemployer plan.

(i) There are no actions, liens, suits or claims pending or, to the Knowledge of Farnsworth, threatened (other than routine claims for benefits) with respect to any Employee Benefit Plan or against the assets of any Employee Benefit Plan. No assets of Farnsworth or its subsidiaries are subject to any lien under Section 3 02(f) of ERISA or Section 4 12(n) of the Code.

(j) Each Employee Benefit Plan which is intended to qualify under Section 40 1(a) or 403(a) of the Code has received a favorable determination letter from the IRS to the effect that it so qualifies and its related trust is exempt from taxation under Section 501(a) of the Code or a favorable opinion letter from the IRS with respect to any Employee Benefit Plan that is set forth in a prototype or volume submitter plan document. To the Knowledge of Farnsworth, no event has occurred or circumstance exists that will or could give rise to a disqualification or loss of tax-exempt status of any such plan or trust.

(k) No Employee Benefit Plan is a multiple employer plan within the meaning of Section 4 13(c) of the Code or Section 4063, 4064 or 4066 of ERISA. No Employee Benefit Plan is a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(1) Each employee pension benefit plan, as defined in Section 3(2) of ERISA, that is not qualified under Section 401(a) or 403(a) of the Code is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to Section 201(2), 301(a)(3) and 401(a)(1) of ERISA. No assets of Farnsworth or any of its subsidiaries are allocated to or held in a grantor trust or “rabbi trust” or similar funding vehicle.

(m) Except as set forth on Schedule 3.12(m), no Employee Benefit Plan provides benefits to any current or former employee of Farnsworth or its subsidiaries following the retirement or other termination of service (other than coverage mandated by COBRA, the cost of which is fully paid by the current or former employee or his or her dependents).

(n) With respect to each Employee Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves or otherwise properly footnoted in accordance with generally accepted accounting principles on the Financial Statements of Farnsworth.

(o) No Employee Benefit Plan is under IRS or U.S. Department of Labor examination or has received such notice that such an examination is pending nor has any Employee Benefit Plan been submitted to a voluntary IRS or U.S. Department of Labor correction program.

Section 3.13 Title and Related Matters.

(a) Except as set forth on Schedule 3.13(a), each of Farnsworth and its subsidiaries has good title, and as to owned real property, has good and marketable title in fee simple absolute, to all assets and properties, real or personal, tangible or intangible, reflected as owned by or leased or subleased by or carried under the name of any of them on the Financial Statements of Farnsworth or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since September 30, 2005), free and clear of all liens, encumbrances, mortgages, security interests, restrictions, pledges or claims, except for (i) those liens, encumbrances, mortgages, security interests, restrictions, pledges or claims reflected in the Financial Statements of Farnsworth or incurred in the ordinary course of business after September 30, 2005, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, and (iii) liens, encumbrances, mortgages, security interests, pledges, claims and title imperfections that would not in the aggregate have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole.

(b) All agreements pursuant to which Farnsworth or any of its subsidiaries leases, subleases or licenses material real or material personal properties from others are valid, binding and enforceable in accordance with their respective terms, and there is not, under any of such leases or licenses, any existing default or event of default, or any event with respect to Farnsworth which with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or nonperformance, except for defaults which individually or in the aggregate would not have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole. Except as set forth on Schedule 3.13(b), Farnsworth and its subsidiaries have all right, title and interest as a lessee under the terms of each lease or sublease, free and clear of all liens, claims or encumbrances (other than the rights of the lessor) as of the Effective Time, and shall have the right to transfer each lease or sublease pursuant to this Agreement.

(c) Except as set forth in Schedule 3.13(c), (i) all of the buildings, structures and fixtures owned, leased or subleased by Farnsworth and its subsidiaries are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects which do not interfere with the continued use thereof in the conduct of normal operations, and (ii) all of the material personal properties owned, leased or subleased by Farnsworth and its subsidiaries are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects which do not interfere with the continued use thereof in the conduct of normal operations.

Section 3.14 Real Estate.

(a) Schedule 3.14(a) identifies each parcel of real estate or interest therein owned, leased or subleased by Farnsworth or its subsidiaries or in which Farnsworth or its subsidiaries has any ownership or leasehold interest.

(b) Schedule 3.14(b) lists or otherwise describes each and every written or oral lease or sublease, together with the current name, address and telephone number of the landlord or sublandlord and the landlord’s property manager (if any), under which Farnsworth is the lessee of any real property and which relates in any manner to the operation of the businesses of Farnsworth.

(c) As to each parcel of real property owned or used by Farnsworth or any of its subsidiaries, Farnsworth has not received notice of any pending or, to the Knowledge of Farnsworth, threatened condemnation proceedings, litigation proceedings or mechanic’s or materialmen’s liens.

Section 3.15 Environmental Matters.

(a) To the Knowledge of Farnsworth, each of Farnsworth, its subsidiaries, the Participation Facilities (as defined below), and the Loan Properties (as defined below) are, and have been, in material compliance, and there are no present circumstances that would prevent or interfere with the continuation of such material compliance with all applicable federal, state and local laws, rules, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the protection of the environment or the discharge of; or exposure to, Hazardous Materials (as defined herein) in the environment or workplace except for violations which, individually or in the aggregate, will not have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole.

(b) There is no litigation pending or, to the Knowledge of Farnsworth or any of its subsidiaries, threatened before any court, governmental agency or board or other forum in which Farnsworth or any Participation Facility has been or, with respect to threatened litigation, may be, named as defendant (i) for alleged noncompliance (including by any predecessor), with respect to any Environmental Law (as defined herein) or (ii) relating to the release into the environment of any Hazardous Material (as defined herein), whether or not occurring at, on or involving a site owned, leased or operated by Farnsworth, any of its subsidiaries, or any Participation Facility except for litigation that would not, individually or in the aggregate have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole.

(c) There is no litigation pending or, to the Knowledge of Farnsworth or any of its subsidiaries, threatened before any court, governmental agency or board or other forum in which any Loan Property (or Farnsworth in respect of such Loan Property) has been or, with respect to threatened litigation, may be, named as a defendant or potentially responsible Party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on or involving a Loan Property except for litigation that would not, individually or in the aggregate have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole.

(d) To the Knowledge of Farnsworth, there is no reasonable basis for any litigation of a type described in Section 3.15(b) and Section 3.15(c) of this Agreement.

(e) To the Knowledge of Farnsworth, during the period of (i) ownership or operation by Farnsworth or any of its subsidiaries of any of its current properties, (ii) participation by Farnsworth or any of its subsidiaries in the management of any Participation Facility, or (iii) holding by Farnsworth or any of its subsidiaries of a security interest in any Loan Property, there have been no releases of Hazardous Material in, on, under or affecting such properties except for releases that would not, individually or in the aggregate have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole.
(f) Prior to the period of (i) ownership or operation by Farnsworth or any of its subsidiaries of any of its current properties, (ii) participation by Farnsworth or any of its subsidiaries in the management of any Participation Facility, or (iii) holding by Farnsworth or any of its subsidiaries of a security interest in any Loan Property, to the Knowledge of Farnsworth or any of its subsidiaries, there were no releases of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property except for releases that would not, individually or in the aggregate have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole.

Section 3.16 Commitments and Contracts.

(a) Except for this Agreement or as set forth in Schedule 3.16, none of Farnsworth or any of its subsidiaries is a party or subject to any of the following:

(i) any agreement, contract, arrangement, commitment, or understanding (whether written or oral) that is material to the financial condition, results of operations or business of Farnsworth or any of its subsidiaries when taken as a whole;

(ii) any real estate lease;

(iii) any employment, consulting or severance contract or arrangement with any officer, director or employee, except for oral “at will” arrangements;

(iv) any plan, arrangement or contract providing for bonuses, pensions, options, restricted stock, deferred compensation, retirement payments, profit sharing or similar arrangements for or with any officers, directors or employees of Farnsworth or any of its subsidiaries;

(v) Any collective bargaining agreement with any labor union relating to employees of Farnsworth or any of its subsidiaries;

(vi) any agreement which by its terms limits the payment of dividends by Farnsworth or any of its subsidiaries;

(vii) any material instrument evidencing or related to indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Farnsworth or any of its subsidiaries is an obligor to any person, which instrument evidences or relates to indebtedness other than loans extended by Farnsworth, advances from the Federal Home Loan Bank (“FHLB”), deposits, repurchase agreements, bankers acceptances, and “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds,” or which contain financial covenants or other restrictions (other than those relating to the payment of principal ad interest when due) which would become applicable on or after the Effective Time to Farnsworth or any of its subsidiaries;

(viii) any contract limiting the freedom of Farnsworth or any of its subsidiaries to engage in any type of bank or banking-related business permissible under law;

(ix) any contract relating to the acquisition of any business that has not been fully formed, including when contingent compensation remains to be paid;

(x) any contract or agreement pursuant to which Farnsworth or any of its subsidiaries is obligated to make payments in excess of $25,000 on an annual basis that cannot be terminated by Farnsworth or any of its subsidiaries without penalty upon 90 days or less notice; and

(xi) any other contract or agreement which would be required to be disclosed in reports filed by Farnsworth with the Securities and Exchange Commission (“SEC”) or the Office of Thrift Supervision (the “OTS”) and which has not been so disclosed.

(b) Except as set forth on Schedule 3.16(b), (i) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in termination of any of the material service contracts (including leases, agreements or licenses) to which Farnsworth or any of its subsidiaries is a party (“Service Contracts”), or modification or acceleration of any of the terms of such Service Contracts; and (ii) no consents are required to be obtained and no notices are required to be given in order for the Service Contracts to remain effective, without any modification or acceleration of any of the terms thereof; following the consummation of the transactions contemplated by this Agreement.

(c) Schedule 3.16(c) lists the deadlines for extensions or terminations of any material leases, agreements or licenses (including specifically data processing agreements) to which Farnsworth is a Party.

(d) Neither Farnsworth or any of its subsidiaries is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business or operations may be bound or affected, or under which it or its assets, business or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such default.

(e) True and correct copies of material contracts, leases, agreements, plans, arrangements and instruments referred to in Sections 3.18 (a), (b), or (c) have been provided to Sterling or Sterling Bank on or before the date hereof, as listed in the respective disclosure schedules and are in full force and effect on the date hereof

Section 3.17  Regulatory Matters. None of Farnsworth or any of its subsidiaries has taken or agreed to take any action or has any Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consents of any Regulatory Authorities referred to in this Agreement including, matters relating to the Community Reinvestment Act and protests thereunder.

Section 3.18  Registration Obligations. Farnsworth is not under any obligation, contingent or otherwise, which will survive the Merger to register any of its securities under the Securities Act of 1933 or any state securities laws.

Section 3.19  Antitakeover Provisions. Farnsworth has taken all actions required to exempt Farnsworth, this Agreement and the Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations, including, without limitation, the New Jersey Shareholders Protection Act.

Section 3.20 Insurance. Farnsworth and its subsidiaries are presently insured as set forth on Schedule 3.20, and during each of the past three calendar years have been insured, for such amounts against such risks as companies or institutions engaged in a similar business and of a similar size would, in accordance with good business practice, customarily be insured. To the Knowledge of Farnsworth, the policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Farnsworth and each Farnsworth subsidiary provide adequate coverage against loss, and the fidelity bonds in effect as to which Farnsworth is named an insured are sufficient for their purpose. Such policies of insurance are listed and described in Schedule 3.20 and are in full force and effect. Neither Farnsworth nor any of its subsidiaries are in material default thereunder and all claims thereunder have been filed in due and timely fashion.

Section 3.21 Labor.

(a) No work stoppage involving Farnsworth or any of its subsidiaries is pending as of the date hereof or, to the Knowledge of Farnsworth and its subsidiaries, threatened. None of Farnsworth or any of its subsidiaries is involved in, or, to the Knowledge of Farnsworth and its subsidiaries, threatened with or affected by, any proceeding asserting that Farnsworth or any of its subsidiaries has committed an unfair labor practice or any labor dispute, arbitration, lawsuit or administrative proceeding which might reasonably be expected to have a Material Adverse Effect on Farnsworth and its subsidiaries, taken as a whole. No union represents or, to the Knowledge of Farnsworth, claims to represent any employees of Farnsworth or its subsidiaries, and, to the Knowledge of Farnsworth and its subsidiaries, and, to the Knowledge of Farnsworth, no labor union is attempting to organize employees of Farnsworth or its subsidiaries.

(b) Except as set forth on Schedule 3.2 1(b), the consummation of the transactions contemplated hereby will not cause Sterling to incur or suffer any liability relating to, or obligation to pay, severance, termination or other payments to any person or entity. Except as set forth on Schedule 3.16(a) hereto, no employee of Farnsworth or its subsidiaries has any contractual right to continued employment by Farnsworth.

(c) To the Knowledge of Farnsworth, Farnsworth and its subsidiaries are in material compliance with all applicable laws and regulations relating to employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration and the withholding of income taxes, unemployment compensation, workers compensation, employee privacy and right to know and social security contributions.

(d) Except as set forth on Schedule 3.2 1(d) hereto, there has not been, there is not presently pending or existing and there is not threatened any proceeding against or affecting Farnsworth or its subsidiaries relating to the alleged violation of any legal requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable governmental body, organizational activity, or other labor or employment dispute against or affecting Farnsworth or its subsidiaries.

Section 3.22  Compliance with Laws. Each of Farnsworth and its subsidiaries has conducted its business in accordance with all applicable federal, state and local laws, regulations and orders, and each is in material compliance with such laws, regulations and orders. Except as disclosed in Schedule 3.22, Farnsworth and each of its subsidiaries:

(a) are not in violation of any laws, orders or permits applicable to its business or the employees or agents or representatives conducting its business (other than where such violation will not, alone or in the aggregate, have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole), and

(b) has not received a notification or communication from any agency or department of any federal, state or local governmental authority or any Regulatory Authority or the staff thereof (i) asserting that Farnsworth or any of its subsidiaries are not in compliance with any laws or orders which such governmental authority or Regulatory Authority enforces except where such noncompliance would not have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole, (ii) threatening to revoke any permit or license, (iii) requiring Farnsworth or any of its subsidiaries to enter into any cease and desist order, formal agreement, commitment or memorandum of understanding, or to adopt any resolutions or similar undertakings, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any material manner, the operations of Farnsworth or any of its subsidiaries, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit policies, management or business (other than regulatory restrictions applicable to similarly-situated companies and their subsidiaries generally).

(c) are not aware of; has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause Farnsworth or any of its subsidiaries: (i) to be deemed to be operating in violation in any material respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act of 2001, Public Law 107-56 (the “USA PATRIOT Act”), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; as well as the provisions of the information security program adopted by Farnsworth or any of its subsidiaries pursuant to 12 C.F.R. Part 208. Furthermore, the Board of Directors of Farnsworth has adopted and Farnsworth has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder.

Section 3.23  Transactions with Management. Except for (a) deposits, all of which are on terms and conditions comparable to those made available to other customers of Farnsworth at the time such deposits were entered into, (b) the loans listed on Schedule 3.5 or arm’s length loans to employees entered into in the ordinary course of business, (c) obligations under Employee Benefit Plans of Farnsworth and its subsidiaries set forth in Schedule 3.12 and (d) any loans or deposit agreements entered into in the ordinary course with customers of Farnsworth, there are no contracts with or commitments to directors, officers or employees involving the expenditure of more than $5,000 as to any one individual, including, with respect to any business directly or indirectly controlled by any such person, or $5,000 for all such contracts for commitments in the aggregate for all such individuals.

Section 3.24  Derivative Contracts. Neither Farnsworth nor any of its subsidiaries is a party to and have not agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in Financial Statements of Farnsworth which is a financial derivative contract (including various combinations thereof) (“Derivative Contracts”), except for those Derivative Contracts set forth in Schedule 3.24.

Section 3.25  Deposits. None of the deposits of Farnsworth or any of its subsidiaries are “brokered” deposits as such term is defined in the Rules and Regulations of the FDIC or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of any affiliate of Farnsworth’s.

Section 3.26 Accounting Controls: Disclosure Controls.

(a) Farnsworth has devised and maintained systems of internal accounting control sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Farnsworth and its subsidiaries; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles consistently applied with respect to institutions such as Farnsworth and its subsidiaries or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) access to the material properties and assets of Farnsworth and its subsidiaries is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Farnsworth and its subsidiaries; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

(b) Since September 30, 2005 there have been no significant changes in the internal controls utilized by Farnsworth or any of its subsidiaries (“Internal Controls”) with respect to their financial records or in other factors that could significantly affect the Internal Controls, including any corrective actions with regard to significant deficiencies and material weakness. There are no significant deficiencies in the design or operation of the Internal Controls which would adversely affect the ability of Farnsworth or any of its subsidiaries to record, process, summarize and report financial data, and there are no material weaknesses in the Internal Controls. Farnsworth is not aware of any fraud or suspected fraud, whether or not material, which involves management or other employees who have a significant role in preparing Farnsworth’s consolidated financial statements.

Section 3.27  Deposit Insurance. The deposit accounts of Peoples are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act (the “Act”); Farnsworth has paid all regular premiums and special assessments and filed all reports required under the Act.

Section 3.28  Intellectual Property. Schedule 3.28 sets forth all (i) trademarks, tradenames, service marks or other trade rights, whether or not registered, and all pending applications for any such registrations, (ii)

copyrights, copyrightable materials or pending applications therefore, (iii) trade secrets, (iv) inventions, discoveries, designs and drawings, (v) computer software, and (vi) patents and patent applications owned, licensed of otherwise used by Farnsworth and any of its subsidiaries (collectively the “Intellectual Property Rights”). Neither Farnsworth nor any of its subsidiaries has granted to any Person any license, option or other rights to use in any manner any of the Intellectual Property Rights, whether requiring the payment of royalties or not. The Intellectual Property Rights will not cease to be the rights of Farnsworth or be impaired by reason of performance of this Agreement or the consummation of the transactions contemplated hereby. No other Person has (i) notified Farnsworth or any of its subsidiaries that such Person claims any ownership or right of use of the Intellectual Property Rights or, (ii) to the Knowledge of Farnsworth or any of its subsidiaries, is infringing upon any Farnsworth or any of its subsidiaries. To the Knowledge of Farnsworth and its subsidiaries, the use of the Intellectual Property Rights does not conflict with, infringe upon or otherwise violate the valid rights of any Person. No written notice has been received and not fully resolved and no action has been instituted or, to the Knowledge of Farnsworth and its subsidiaries, threatened against Farnsworth or any of its subsidiaries alleging that the use of the Intellectual Property Rights infringes upon or otherwise violates the rights of any Person.

Section 3.29  Absence of Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the fmancial statements included in the Farnsworth Form 1 0-QSB for the period ended March 31, 2006 and for liabilities incurred in the ordinary course of business consistent with past practices or in connection with this Agreement or the transactions contemplated hereby or as set forth in Schedule 3.29, since March 31, 2006 neither Farnsworth nor any of its subsidiaries has incurred any obligation or liability (contingent or otherwise) that, either alone or when combined with all similar liabilities, has had or is reasonably expected to have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole.

Section 3.30  Exchange Act Reports. Since June 30, 2004, Farnsworth and each of its subsidiaries have timely filed, and subsequent to the date of this Agreement and prior to the Effective Time will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with the SEC, including, but not limited to, Forms 10-KSB, Forms l0-QSB, Forms 8-K, proxy statements and all communications mailed by Farnsworth to its shareholders (collectively, the “Farnsworth Reports”). As of the respective dates, the Farnsworth Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the rules and regulations of the SEC to the extent applicable thereto, and all such reports, filings and proxy materials did not and will not, at the time of their filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

Section 3.31  Fairness Opinion. Prior to the execution of this Agreement, the Farnsworth Board has received the written opinion of Farnsworth’s financial advisor, Raymond James & Associates, Inc., to the effect that as of the date hereof; and based upon and subject to the matters set forth herein, the Merger Consideration is fair, from a financial point of view, the shareholders of Farnsworth. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.32  Investment Securities. Except as set forth on Schedule 3.32, no Farnsworth investment security or mortgage backed security held by Farnsworth or any of its subsidiaries, were it to be held as a loan, would be classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned,” “special mention,” “credit risk assets,” “classified,” “criticized,” “watch list,” “concerned loans” or any comparable classifications.

Section 3.33  Proxy Materials. None of the information relating to Farnsworth to be included in the Joint Proxy Statement/Prospectus which is to be mailed to the shareholders of Farnsworth and Sterling in connection with the solicitation of their approval of this Agreement will, at the time such Joint Proxy Statement/Prospectus is mailed or at the time of the meetings of shareholders to which such Joint Proxy Statement/Prospectus relates, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make a statement therein not false or misleading.

Section 3.34  Untrue Statements and Omissions. No representation or warranty contained in Article 3 of this Agreement or in the Schedules of Farnsworth and its subsidiaries contain any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF STERLING AND STERLING BANK
Sterling and Sterling Bank hereby represent and warrant to Farnsworth as follows as of the date hereof and also on the Effective Time (except as otherwise provided):

Section 4.1  Organization and Related Matters of Sterling and Sterling Bank.

(a) Sterling is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. Sterling has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, or as proposed to be conducted pursuant to this Agreement, and Sterling is licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by Sterling, or the character or location of the properties and assets owned or leased by Sterling makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Sterling and Sterling Bank taken as a whole. Upon consummation of the Holding Company Reorganization, Sterling will be a bank holding company duly registered with the FRB under the Bank Holding Company Act of 1956, as amended. True and correct copies of the Certificate of Incorporation of Sterling and the Bylaws of Sterling, each as amended to the date hereof; have been made available to Farnsworth.

(b) Sterling Bank is a commercial bank duly organized, validly existing and in good standing under the laws of the State of New Jersey. Sterling Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, or as proposed to be conducted pursuant to this Agreement, and Sterling Bank is licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by Sterling Bank, or the character or location of the properties and assets owned or leased by Sterling Bank makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Sterling and Sterling Bank taken as a whole. True and correct copies of the Certificate of Incorporation of Sterling Bank and the Bylaws of Sterling Bank, each as amended to the date hereof; have been made available to Farnsworth.

(c) Sterling has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on Sterling and Sterling Bank taken as a whole.

(d) Sterling Bank has no subsidiaries except for Sterling.

Section 4.2 Capitalization.

(a) The authorized capital stock of Sterling consists of 15,000,000 shares of common stock, $2.00 par value of which no shares are issued and outstanding as of the date hereof, and 10,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding as of the date hereof. All issued and outstanding shares of Sterling are duly authorized and validly issued and all such shares are fully paid and nonassessable and free of preemptive rights.

(b) The authorized capital stock of Sterling Bank consists of 15,000,000 shares of common stock, $2.00 par value, 4,547,211 shares of which are issued and outstanding (exclusive of any such shares held in the treasury of Sterling Bank) as of the date hereof All issued and outstanding shares of Sterling Bank have been duly authorized and validly issued, and all such shares are fully paid and nonassessable and free of preemptive rights.

Section 4.3  Authorization. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby and in any related agreements, have been duly authorized by the Boards of Directors of Sterling and Sterling Bank, and no other corporate proceedings on the part of Sterling or Sterling Bank are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement is the valid and binding obligation of Sterling and Sterling Bank enforceable against each in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will (i) violate any provision of the Certificate of Incorporation or Bylaws of Sterling or Sterling Bank or, (ii) assuming that any necessary Consents are duly obtained, (A) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of; accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Sterling or Sterling Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Sterling or Sterling Bank is a party, or by which Sterling or Sterling Bank or any of their properties or assets may be bound or affected, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Sterling or Sterling Bank or any of their material properties or assets, and with respect to (B) above, such individually or in the aggregate will not have a Material Adverse Effect on Sterling and Sterling Bank taken as a whole.

Section 4.4 Financial Statements.

(a) Sterling Bank has made available to Farnsworth copies of audited consolidated financial statements of Sterling Bank as of and for the years ended December 31, 2005 and 2004 and unaudited consolidated financial statements for the quarter ended March 31, 2006, and Sterling and Sterling Bank will make available to Farnsworth, as soon as practicable following the preparation of additional consolidated financial statements for each subsequent calendar quarter or year of Sterling Bank (or Sterling subsequent to the consummation of the Holding Company Reorganization), the consolidated financial statements of Sterling as of and for such subsequent calendar quarter or year (such consolidated financial statements, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Statements of Sterling”).

(b) Each of the Financial Statements of Sterling and Sterling Bank (including the related notes) have been or will be prepared in all material respects in accordance with generally accepted accounting principles, which principles have been or will be consistently applied during the periods involved, except as otherwise noted therein, and the books and records of Sterling and Sterling Bank have been, are being, and will be maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. Each of the Financial Statements of Sterling and Sterling Bank (including the related notes) fairly presents or will fairly present the consolidated financial position of Sterling or Sterling Bank, as the case may be, as of the respective dates thereof and fairly presents or will fairly present the results of operations of Sterling or Sterling Bank, as the case may be, for the respective periods therein set forth.

(c) Since December 31, 2005, neither Sterling nor Sterling Bank has incurred any obligation or liability (contingent or otherwise) that has or might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Sterling and Sterling Bank taken as a whole. Since December 31, 2005, Sterling has not incurred or paid any obligation or liability which would be material to Sterling and Sterling Bank taken as a whole, except as may have been incurred or paid in the ordinary course of business, consistent with past practices.

Section 4.5  Consents and Approvals. Except for (i) the Consents of the Regulatory Authorities; (ii) approval of this Agreement by the shareholders of Farnsworth and Sterling Bank; and (iii) filing of Certificate of Merger with the State of New Jersey. No consents or approvals by, or filings or registrations with, any third Party or any public body, agency or authority are necessary in connection with the execution and delivery by Sterling and Sterling Bank of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby.

Section 4.6  Proxy Materials. None of the information relating solely to Sterling or Sterling Bank to be included or incorporated by reference in the Joint Proxy Statement! Prospectus which is to be mailed to the shareholders of Farnsworth and Sterling Bank in connection with the solicitation of their approval of this Agreement will, at the time such Joint Proxy Statement/Prospectus is mailed or at the time of the meetings of shareholders of Farnsworth and Sterling Bank to which such Joint Proxy Statement/Prospectus relates, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make a statement therein not false or misleading.

Section 4.7  Regulatorv Matters. Neither Sterling nor Sterling Bank has agreed to take any action, has no Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consent from any Regulatory Authority referred to in this Agreement including matters relating to the Community Reinvestment Act.

Section 4.8  Untrue Statements and Omissions. No representation or warranty contained in Article 4 of this Agreement or in the Schedules of Sterling and Sterling Bank contain any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.9  Absence of Certain Changes or Events. Since December 31, 2005, there has not been any change or any event which has had, or is reasonably likely to have, a Material Adverse Effect on Sterling and Sterling Bank taken as a whole, or a combination of such changes or events which has had, or is reasonably likely to have, a Material Adverse Effect on Sterling and Sterling Bank taken as a whole and no fact or condition exists as of the date hereof which might reasonably be expected to cause any such change or event in the future.

Section 4.10 Legal Proceedings; Etc.

(a) Neither Sterling nor Sterling Bank is a party to any, and there are no pending or, to the Knowledge of Sterling and Sterling Bank, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Sterling and Sterling Bank, including the venue, the parties thereto, the subject matter thereof and the amount of damages claimed or other remedies sought, other than foreclosure and other collection proceedings.

(b) Neither Sterling nor Sterling Bank is a party to any, and there are no pending or, to the Knowledge of Sterling and Sterling Bank, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against Sterling or Sterling Bank in which there is a reasonable probability of any material recovery or other Material Adverse Effect on Sterling and Sterling Bank taken as a whole; no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator is outstanding against Sterling or Sterling Bank which has had, or is reasonably likely to have, a Material Adverse Effect on Sterling and Sterling Bank taken as a whole and there is no default by Sterling or Sterling Bank under any material contract or agreement to which Sterling or Sterling Bank is a party which has had or is reasonably likely to have a Material Adverse Effect on Sterling and Sterling Bank taken as a whole.

Section 4.11  Compliance with Laws. Each of Sterling and Sterling Bank has conducted its business in accordance with all applicable federal, state and local laws, regulations and orders, and each is in material compliance with such laws, regulations and orders. Neither Sterling nor Sterling Bank:

(a) is in violation of any laws, orders or permits applicable to its business or the employees or agents or representatives conducting its business (other than where such violation will not, alone or in the aggregate, have a Material Adverse Effect on Sterling or Sterling Bank), and

(b) has received a notification or communication from any agency or department of any federal, state or local governmental authority or any Regulatory Authority or the staff thereof (i) asserting that Sterling or Sterling Bank is not in compliance with any laws or orders which such governmental authority or Regulatory Authority enforces except where such noncompliance would not have a Material Adverse Effect on Sterling and Sterling Bank taken as a whole, (ii) threatening to revoke any permit or license, (iii) requiring Sterling or Sterling Bank to enter into any cease and desist order, formal agreement, commitment or memorandum of understanding, or to adopt any resolutions or similar undertakings, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any material manner, the operations of Sterling or Sterling Bank, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit policies, management or business (other than generally regulatory restrictions applicable to similarly-situated companies and their subsidiaries).

(c) is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause Sterling or Sterling Bank: (i) to be deemed to be operating in violation in any material respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act of 2001, Public Law 107-56 (the “USA PATRIOT Act”), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; as well as the provisions of the information security program adopted by Sterling pursuant to 12 C.F.R. Part 570. Furthermore, the Boards of Directors of Sterling and Sterling Bank have adopted and Sterling and Sterling Bank have implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder.

Section 4.12  Antitakeover Provisions. Sterling and Sterling Bank have taken all actions required to exempt Sterling and Sterling Bank, this Agreement and the Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations, including, without limitation, the New Jersey Shareholders’ Protection Act.

Section 4.13  Accounting Controls: Disclosure Controls. (a) Sterling and Sterling Bank have devised and maintained systems of internal accounting control sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of their respective Board of Directors and the duly authorized executive officers of Sterling and Sterling Bank; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles consistently applied with respect to institutions such as Sterling and Sterling Bank or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) access to the material properties and assets of Sterling and Sterling Bank is permitted only in accordance with general or specific authorization of the Boards of Directors and the duly authorized executive officers of Sterling and Sterling Bank; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

(b) Since June 30, 2005 there have been no significant changes in the internal controls utilized by Sterling Bank (“Sterling Internal Controls”) with respect to their financial records or in other factors that could significantly affect the Internal Controls, including any corrective actions with regard to significant deficiencies and material weakness. There are no significant deficiencies in the design or operation of the Sterling Internal Controls which would adversely affect the ability of Sterling or Sterling Bank to record, process, summarize and report financial data, and there are no material weaknesses in the Sterling Internal Controls. Neither Sterling nor Sterling Bank is aware of any fraud or suspected fraud, whether or not material, which involves management or other employees who have a significant role in preparing Sterling Bank’s consolidated financial statements.

Section 4.14  Deposit Insurance. The deposit accounts of Sterling Bank are insured by the FDIC in accordance with the provisions of the Act; Sterling Bank has paid all regular premiums and special assessments and filed all reports required under the Act.

Section 4.15  Absence of Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the financial statements included in the Sterling Bank Form 10-Q for the period ended March 31, 2006 and for liabilities incurred in the ordinary course of business consistent with past practices or in connection with this Agreement or the transactions contemplated hereby, since March 31, 2006 neither Sterling nor Sterling Bank has incurred any obligation or liability (contingent or otherwise) that, either alone or when combined with all similar liabilities, has had or is reasonably expected to have a Material Adverse Effect on Sterling and Sterling Bank taken as a whole.

Section 4.16  Exchange Act Reports. Since June 30, 2004, Sterling Bank has timely filed, and subsequent to the date of this Agreement and prior to the Effective Time will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed pursuant to the Exchange Act, including, but not limited to, Forms 10-KSB, Forms 10-QSB, Forms 8-K, proxy statements and all communications mailed by Sterling Bank to its shareholders (collectively, the “Sterling Bank Reports”). As of the respective dates, the Sterling Bank Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the rules and regulations under the Exchange Act to the extent applicable thereto, and all such reports, filings and proxy materials did not and will not, at the time of their filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

Section 4.17  Fairness Opinion. Prior to the execution of this Agreement, the Sterling and Sterling Bank Boards have received the oral opinion of their financial advisor to the effect that as of the date hereof; and based upon and subject to the matters set forth herein, the financial terms of the Merger are fair, from a financial point of view, the shareholders of Sterling Bank and such opinion has not been amended or rescinded as of the date hereof

ARTICLE 5
COVENANTS AND AGREEMENTS
Section 5.1  Conduct of the Business of Farnsworth. Sterling and Sterling Bank.

(a) During the period from the date of this Agreement to the Effective Time, each of Farnsworth, Sterling and Sterling Bank shall, and shall cause their respective subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles and in compliance in all material respects with all applicable laws and regulations, (ii) use its best efforts to maintain and preserve intact its business organization, employees, goodwill with customers and advantageous business relationships and retain the services of its officers and key employees, (iii) preserve the goodwill of its customers and its subsidiaries and others with whom business relationships exist, (iv) except as required by law or regulation, take no action which would adversely affect or delay the ability of the Parties to obtain any Consent from any Regulatory Authority or other approvals required for the consummation of the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement, (v) not take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 not being satisfied, (vi) knowingly commit any act or omission which constitutes a material breach or default by under any agreement with any Regulatory Authority or under any material contract to which any of them is a party or by which any of them or their respective Parties is bound, (vii) knowingly take any action that would, or would reasonably be expected to, prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code, (ix) enter into any new material line of business; change its material lending, investment, underwriting, risk and assets/liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed, or (x) knowingly take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, or (ii) a material violation of any provision of this Agreement, except in each case as may be required by applicable law or regulation.

(b) During the period from the date of this Agreement to the Effective Time, except as required by law or regulation or the terms of this Agreement, Farnsworth shall not, and it shall not permit any Farnsworth subsidiary, without the prior written consent of Sterling and Sterling Bank (which consent shall not be unreasonably withheld), to:

(i)	change, delete or add any provision of or to the Certificate of Incorporation or Bylaws of Farnsworth or the organizational documents of any subsidiary;

(ii)
except for the issuance of Farnsworth Shares pursuant to the terms of the Farnsworth Options outstanding on the date hereof and disclosed in Schedule 3.2, change the number of shares of the authorized, issued or outstanding capital stock of Farnsworth, including any issuance, purchase, redemption, split, combination or reclassification thereof; or issue, grant or modify any option, warrant, call, commitment, subscription, right or agreement to purchase relating to the authorized or issued capital stock of Farnsworth, declare, set aside or pay any dividend or other distribution with respect to the outstanding capital stock of Farnsworth; provided that Farnsworth may pay its semi-annual cash dividend of up to $.05 per share on each Farnsworth Share issued and outstanding (other than shares held in treasury and unawarded shares held in benefit plans) prior to the Effective Time consistent with past practices.

(iii)
incur any material liabilities or material obligations (other than deposit liabilities, FHLB borrowings and short-term borrowings in the ordinary course of business and consistent with past practice), whether directly or by way of guaranty, including any obligation for borrowed money, or whether evidenced by any note, bond, debenture, or similar instrument;

(iv)	make any capital expenditures in excess of $15,000 individually or $50,000 in the aggregate;

(v)	sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interest therein;

(vi)
except as provided in Schedule 5.l(b)(vi), pay any bonuses to any employee, officer, director other than in the ordinary course of business consistent with past practices or grant any salary increases to officers except for merit-based or annual salary increases in the ordinary course of business consistent with past practices;

(vii)	enter into or extend any agreement, lease or license relating to real property, personal property, data processing or bankcard functions relating to Farnsworth;

(viii)	acquire five percent (5%) or more of the assets or equity securities of any Person or acquire direct or indirect control of any Person;

(ix)	originate, purchase, extend or grant any loan other than in the ordinary course of business;

(x)
file any applications or make any contract with respect to branching by Farnsworth or any of its subsidiaries (whether de novo, purchase, sale or relocation) or acquire or construct, or enter into any agreement to acquire or construct, any interest in real property;

(xi)	form any new subsidiary or cause or permit a material change in the activities presently conducted by any subsidiary of Farnsworth or make additional investments in subsidiaries;

(xii)	increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with Farnsworth’s past practices;

(xiii)	change any method of accounting principles or practices other than changes required by applicable law or GAAP or regulatory accounting principles; or

(xiv)
enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable law, subject to the provision of prior written notice to and consultation with respect thereto with Sterling and Sterling Bank, or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 5.2(b)(vii), any pension, retirement, supplemental executive retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of Farnsworth or its subsidiaries or take any action to accelerate the vesting or exercisability of stock options (other than as a result of the execution of this Agreement or consummation of the Merger), restricted stock or other compensation or benefits payable thereunder.

Section 5.2  Current Information. During the period from the date of this Agreement to the Effective Time or the time of termination or abandonment of this Agreement, to the extent permitted by law, the Parties will each cause one or more of their designated representatives to confer on a regular and frequent basis and to report to the other the general status of their ongoing operations. Each of the Parties will promptly notify the others of any material change in the normal course of its business or its operations or properties, any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), the institution of material litigation, claims, threats or causes of action, and will keep the other fully informed of such events. Farnsworth, Sterling and Sterling Bank will each furnish to the other, promptly after the preparation and/or receipt thereof; copies of its unaudited quarterly periodic financial statements for the applicable periods then ended, and such financial statements shall, upon delivery by Farnsworth to Sterling, be treated, for purposes of Section 3.3 hereof; as among the Financial Statements of Farnsworth and upon delivery by Sterling or Sterling Bank to Farnsworth, be treated, for purposes of Section 4.4 hereof as among the Financial Statements of Sterling.

Section 5.3 Access to Properties: Personnel and Records.

(a) For so long as this Agreement shall remain in effect, Farnsworth and its subsidiaries shall permit Sterling, Sterling Bank or its agents reasonable access, during normal business hours, to the properties of Farnsworth and its subsidiaries, and shall disclose and make available (together with the right to copy) to Sterling and to its internal auditors, loan review officers, attorneys, accountants and other representatives, all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of Farnsworth, including all books of account (including the general ledger), tax records, minute books of directors’ and shareholders’ meetings (other than minutes of meetings at which this Agreement or the transactions contemplated thereby are discussed), organizational documents, bylaws, contracts and agreements, filings with any regulatory agency, correspondence with regulatory or taxing authorities, documents relating to assets, titles, abstracts, appraisals, consultant’s reports, plans affecting employees, and any other assets, business activities or prospects in which Sterling or Sterling Bank may have a reasonable interest, and Farnsworth and its subsidiaries shall use their reasonable best efforts to provide Sterling and Sterling Bank and their representatives access to the work papers of Farnsworth’s and Farnsworth subsidiaries’ accountants. Notwithstanding the foregoing, Farnsworth and its subsidiaries shall not be required to provide access to or to disclose information where such access or disclosure would contravene any law, rule, regulation, order or judgment or would violate any confidentiality agreement entered into by Farnsworth prior to the date hereof The foregoing rights granted to Sterling and Sterling Bank shall not, whether or not and regardless of the extent to which the same are exercised, affect the representations and warranties made in this Agreement by Farnsworth and its subsidiaries.

(b) All information furnished by the Parties hereto pursuant to this Agreement shall be treated as the sole property of the Party providing such information until the consummation of the Merger contemplated hereby and, if such transaction shall not occur, the Party receiving the information shall return to the Party which furnished such information, all documents or other materials containing, reflecting or referring to such information, shall use its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes. The obligation to keep such information confidential shall continue for two (2) years from the date the proposed transactions are abandoned but shall not apply to (1) any information which (A) the Party receiving the information was already in possession of prior to disclosure thereof by the Party furnishing the information, (B) was then available to the public, or (C) became available to the public through no fault of the Party receiving the information; or (2) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction or regulatory agency; provided, however, the Party which is the subject of any such legal requirement or order shall use its best efforts to give the other Party at least ten (10) business days prior notice thereof Each Party hereto acknowledges and agrees that a breach of any of their respective obligations under this Section 5.3 would cause the other irreparable harm for which there is no adequate remedy at law, and that, accordingly, each is entitled to injunctive and other equitable relief for the enforcement thereof in addition to damages or any other relief available at law.. Without the consent of the other Party, neither Party shall use information furnished to such Party other than for the purposes of the transactions contemplated hereby.

Section 5.4  Approvals of Shareholders. Farnsworth and Sterling Bank will take all steps necessary under applicable laws to call, give notice of; convene and hold a meeting of their respective shareholders as soon as reasonably practicable for the purpose of approving this Agreement (but in no event later than 60 days after the Registration Statement has been declared effective) and the transactions contemplated hereby and for such other purposes consistent with the complete performance of this Agreement as may be necessary or desirable. Upon the receipt of an updated fairness opinion dated within five days of the date of mailing of the Joint Proxy Statement/Prospectus, the Board of Directors of Farnsworth will recommend to its shareholders in the Joint Proxy Statement Prospectus the approval of this Agreement and the transactions contemplated hereby and Farnsworth will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby provided that nothing in this Agreement shall prevent the Board of Directors of Farnsworth from withholding, withdrawing, amending or modifying such recommendation if the Board of Directors of Farnsworth determines, after consultation with its outside counsel, that such action is legally required in order for the directors to comply with their fiduciary duties under the applicable law. Sterling Bank will use its best efforts to obtain approval of both the Holding Company Reorganization and the Merger. In the event the Sterling Bank shareholders do not approve the proposal to approve the Holding Company Reorganization and the Merger, Sterling Bank will submit the Merger to its shareholders within 75 days of the date of the original meeting as a proposal to approve the Merger only provided that Sterling Bank shall not be required to submit the Merger to its shareholders if (i) after an evaluation of the results of the voting at its most recent shareholders meeting with the advice of its proxy solicitation advisor, Sterling Bank reasonably believes in good faith that the Merger would be disapproved, and (ii) Farnsworth consents in writing to not submitting the Merger to Sterling Bank shareholders, which consent shall not be unreasonably withheld.

Section 5.5  No Other Bids. (a) Except with respect to this Agreement and the transactions contemplated hereby, neither Farnsworth nor any “Affiliate” (as defined herein) thereof; nor any investment banker, attorney, accountant or other representative (collectively, “representative”) retained by Farnsworth or any of its subsidiaries shall directly or indirectly (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any agreement with respect to an Acquisition Proposal, (iii) participate in any discussions or negotiations regarding an Acquisition Proposal, or (iv) make or authorize any statement or recommendation in support of any Acquisition Proposal. Notwithstanding the foregoing, if; and only to the extent that, (i) Farnsworth’s Board reasonably determines in good faith, after consultation with outside legal counsel, that such action would be required in order for the directors of Farnsworth to comply with their respective fiduciary duties under the applicable law in response to a bona fide written Acquisition Proposal not solicited in violation of Section 5.5(a) that the Farnsworth Board believes in good faith to be a Superior Proposal and (ii) Farnsworth provides notice to Sterling and Sterling Bank of its decision to take such action in accordance with the requirements of Section 5.5(b), Farnsworth may (1) furnish information with respect to Farnsworth to any Person making such an Acquisition Proposal pursuant to a customary confidentiality agreement (as determined by Farnsworth after consultation with outside legal counsel) on terms substantially similar to, and no less favorable to Farnsworth than the terms contained in any such agreement between Farnsworth and Sterling or Sterling Bank, (2) participate in discussions or negotiations regarding the Acquisition Proposal, (3) authorize any statement or recommendation in support of such Acquisition Proposal or (4) enter into an agreement in connection with such Acquisition Proposal. Consistent with the terms of this Section 5.5(a), Farnsworth may take any action to the extent necessary in order to comply with Rules 1 4d-9 and I 4e-2 promulgated under the Exchange Act.

(b)  Farnsworth and each of its subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Sterling or Sterling Bank) conducted heretofore with respect to any of the foregoing. Farnsworth shall notify Sterling and Sterling Bank promptly (but in no event later than 24 hours) after receipt of any such Acquisition Proposal, or any material modification or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to Farnsworth or any of its subsidiaries or for access to the properties, books or records of Farnsworth or any of its subsidiaries by any Person who informs the Farnsworth Board or a member of senior management of Farnsworth or any of its subsidiaries that it is considering making, or has made, an Acquisition Proposal. Farnsworth shall keep Sterling and Sterling Bank fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. Farnsworth also shall promptly, and in any event, within 24 hours, notify Sterling and Sterling Bank orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with Section 5.5(a). Farnsworth shall ensure that its directors, officers, employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of Farnsworth and each of its subsidiaries are aware of the restrictions described in this Section 5.5 as reasonably necessary to avoid violations thereof

Section 5.6  Notice of Deadlines. Schedule 5.6 lists the deadlines for extensions or terminations of any material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which Farnsworth or any of its subsidiaries is a party.

Section 5.7  Maintenance of Properties. Farnsworth and its subsidiaries will maintain their respective properties and assets in satisfactory condition and repair for the purposes for which they are intended, ordinary wear and tear excepted.

Section 5.8  Conforming Accounting and Reserve Policies. Upon written confirmation from Sterling and Sterling Bank that all conditions to closing set forth in Articles 8 and 9 have been satisfied or waived, at the request of Sterling and Sterling Bank, Farnsworth shall immediately prior to Closing establish and take such reserves and accruals as Sterling and Sterling Bank reasonably shall request to conform Farnsworth’s loan, accrual, reserve and other accounting policies to the policies of Sterling Bank.

Section 5.9  Bank Merger Agreement. Prior to the Effective Time, Sterling Bank and Peoples shall have executed and delivered the Bank Merger Agreement substantially in the form annexed hereto as Exhibit 5.9.

Section 5.10  Holding Company Reorganization. Without the prior written consent of Farnsworth, which shall not be unreasonably withheld or delayed, the Boards of Directors of Sterling and Sterling Bank shall not amend, in a manner adverse to Farnsworth or its shareholders, or terminate the Plan of Acquisition dated April 26, 2006 and approved by the New Jersey Department of Banking on May 22, 2006, which provides for the Holding Company Reorganization other than to extend the deadline for completion of the Holding Company Reorganization to March 31, 2007.

ARTICLE 6
ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1  Best Efforts: Cooperation. Subject to the terms and conditions herein provided, each of the Parties hereto agrees to use its best efforts promptly to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or otherwise, including attempting to obtain all necessary Consents, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement.

Section 6.2 Regulatorv Matters.

(a) As promptly as practicable following the execution and delivery of this Agreement, but in no event more than sixty (60) days from the date hereof; Sterling, Sterling Bank and Farnsworth shall cause to be prepared and filed all required applications and filings with the Regulatory Authorities which are necessary or contemplated for the obtaining of the Consents of the Regulatory Authorities or consummation of the Merger. Such applications and filings shall be in such form as may be prescribed by the respective government agencies and shall contain such information as they may require. The Parties hereto will cooperate with each other and use their best efforts to prepare and execute all necessary documentation, to effect all necessary or contemplated filings and to obtain all necessary or contemplated permits, consents, approvals, rulings and authorizations of government agencies and third parties which are necessary or contemplated to consummate the transactions contemplated by this Agreement, including, without limitation, those required or contemplated from the Regulatory Authorities, and the shareholders of Farnsworth and Sterling Bank. Each of the Parties shall have the right to review any filing, to the extent permitted by law, made with, or written material submitted to, any government agencies in connection with the transactions contemplated by this Agreement.

(b) Each Party hereto will furnish the other Party with all information concerning itself; its Subsidiaries, directors, trustees, officers, shareholders and depositors, as applicable, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of any such Party to any governmental body in connection with the transactions, applications or filings contemplated by this Agreement. The Parties hereto will promptly furnish each other with copies of written communications received by them or their respective subsidiaries from, or delivered by any of the foregoing to, any governmental body in respect of the transactions contemplated hereby.

Section 6.3 Employment and Employee Benefits Matters.

(a) The Parties acknowledge that nothing in this Agreement shall be construed as constituting an employment agreement between Sterling, Sterling Bank or any of their affiliates and any director, officer or employee of Farnsworth or any of its subsidiaries or an obligation on the part of Sterling, Sterling Bank or any of their affiliates to employ any such directors, officers or employees.

(b) The Parties agree that appropriate steps shall be taken to terminate all employee benefit plans of Farnsworth or any of its subsidiaries immediately prior to, at or as soon as administratively feasible following the Effective Time, provided that the conditions of this Subsection (b) and of paragraphs (i)-(ii) below are then met and provided further that all employees of Farnsworth or any of its subsidiaries who were participating immediately prior to the Merger in Employee Benefit Plans of Farnsworth or any of its subsidiaries for which Sterling or Sterling Bank maintains a corresponding plan shall commence participation in Sterling’s or Sterling Bank’s corresponding plan upon the later of the Effective Time or the date of termination of coverage under the Employee Benefit Plans of Farnsworth or any of its subsidiaries without any gap or interruption in coverage (including any gap affecting any of Farnsworth employee’s dependents), whether a gap in time of coverage or in waiting or elimination periods. Subject to Section 6.3(c) hereof and except as otherwise specifically provided below, Sterling and Sterling Bank agree that the officers and employees of Farnsworth or any of its subsidiaries who Sterling or Sterling Bank employ shall be eligible to participate in Sterling’s or Sterling Bank’s employee benefit plans, including welfare and fringe benefit plans, sick leave, vacation, holiday pay and similar payroll practices, on the same basis as and subject to the same conditions as are applicable to any newly-hired employee of Sterling or Sterling Bank; provided, however, that:

(i)	with respect to each Sterling Health Plan, Sterling and Sterling Bank shall waive all waiting periods under said plans for preexisting conditions; and

(ii)
credit for each such employee’s past service with Farnsworth or any of its subsidiaries prior to the Effective Time (“Past Service Credit”) shall be given by Sterling and Sterling Bank to continuing Farnsworth employees for purposes of establishing eligibility for participation in and vesting under Sterling’s and Sterling Bank’s welfare and fringe benefit plans.

(c) Any employee of Farnsworth whose employment with Sterling or Sterling Bank is involuntarily terminated by Sterling or Sterling Bank, absent termination for cause in accordance with policies of Sterling or Sterling Bank, shall receive severance payments in accordance with the policy and years of service information set forth at Schedule 6.3(c).

(d) As of the Effective Time, the Peoples Savings Bank Employee Stock Ownership Plan (“ESOP”) shall be terminated on such terms and conditions as contained in the ESOP (as of the date of this Agreement). As soon as practicable after the receipt of a favorable determination letter from the IRS as to the tax qualified status of the ESOP upon its termination under Section 401(a) of the IRC (the “Final Determination Letter”), distributions of the benefits under the ESOP shall be made to the ESOP Participants. From and after the date of this Agreement, in anticipation of such termination and distribution, Farnsworth and its representatives shall use their best efforts to apply for and to obtain such favorable Final Determination Letter from the IRS. If the ESOP cannot obtain a favorable Final Determination Letter, or that the amounts held therein cannot be so applied, allocated or distributed without causing the ESOP to lose its tax-qualified status, then Farnsworth before the Effective Time, and Sterling or Sterling Bank after the Effective Time, shall take such action as they may reasonably determine with respect to the distribution of benefits to the ESOP Participants, provided that the assets of the ESOP shall be held or paid only for the benefit of the ESOP Participants, as determined on the Effective Time, and provided further that in no event shall any portion of the amounts held in the ESOP revert, directly or indirectly, to Farnsworth or Sterling, Sterling Bank or any affiliate thereof At the time distribution of benefits is made under the ESOP on or after the Effective Time, at the election of the ESOP Participant, the amount thereof that constitutes an “eligible rollover distribution” (as defined in Section 402(f)(2)(A) of the IRC) may be rolled over by such ESOP Participant to any qualified Sterling or Sterling Bank benefit plan that permits rollover distributions or to any eligible individual retirement account.

(e) Sterling or Sterling Bank shall assume and honor all Farnsworth and Peoples Bank’s obligations under any Employment Agreement, Change in Control Agreement or severance pay plans; provided, however, concurrent with the execution and delivery of this Agreement, Mr. Gary N. Pelehaty and Mr. Charles Alessi and any individual deemed to be a “Specified Employee” of Farnsworth or Peoples Bank within the meaning of Section 409A of the Code and regulations promulgated thereunder, will execute and deliver to the Sterling an agreement in the form attached hereto as Exhibits 6.3(e)(l) and 6.3(e)(2), respectively (a “Settlement Agreement”) setting forth the manner in which his or her rights under any Employment Agreement, Change in Control Severance Agreement or other Compensation or Employee Benefit Plan shall be settled by Farnsworth, Peoples Bank, Sterling and Sterling Bank or assumed and honored by Sterling, as applicable.

(f) On or before the Effective Time, Farnsworth and Peoples shall cause its 401k Plan to be terminated and its trust assets distributed in accordance with the plan documentation; provided, however, that no such distributions shall occur until a favorable letter of determination upon termination of the plan has been received from the IRS or upon the consent of Sterling Bank, which consent shall not be unreasonably withheld.

Section 6.4 Indemnification.

(a) For a period of six (6) years after the Effective Time, Sterling and Sterling Bank shall indemnify, defend and hold harmless each person entitled to indemnification from Farnsworth (each an “Indemnified Party”) against all liability arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, transactions contemplated by this Agreement) to the same extent and subject to the conditions set forth in Farnsworth’s Certificate of Incorporation or Bylaws, in each case as in effect as of the date hereof.

(b) After the Effective Time, directors, officers and employees of Farnsworth, except for the indemnification rights provided for in this Section 6.4 above, shall have indemnification rights having prospective application only. These prospective indemnification rights shall consist of such rights to which directors, officers and employees of Sterling and Sterling Bank would be entitled under the Certificate of Incorporation and Bylaws of Sterling, Sterling Bank or the particular subsidiary for which they are serving as officers, directors or employees and under such directors’ and officers’ liability insurance policy as Sterling or Sterling Bank may then make available to officers, directors and employees of Sterling and Sterling Bank.

(c) Sterling and Sterling Bank shall use their best efforts (and Farnsworth shall cooperate prior to the Effective Time) to maintain in effect for a period of three years after the Effective Time Farnsworth’s existing directors’ and officers’ liability insurance policy (provided that Sterling and Sterling Bank may substitute therefor (i)

policies with comparable coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Farnsworth (given prior to the Effective Time) any other policy with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that Sterling and Sterling Bank shall not be obligated to make premium payments for such three year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Farnsworth’s directors and officers, 175% of the annual premium payments on Farnsworth’s current policy, as in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of premium that is necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Sterling shall use its reasonable efforts to maintain the most advantageous policies of director’s and officer’s liability insurance obtainable for a premium equal to the Maximum Amount.

(d) If Sterling, Sterling Bank or any of their successors and assigns shall consolidate with or merge into any other person and shall not be the continuing or surviving person of such consolidation or merger, or shall transfer all or substantially all of its assets to any person, then, in each case, proper provisions shall be made so that the successors and assigns of Sterling or Sterling Bank shall assume the obligations set forth in this Section 6.4.

(e) The provisions of this Section 6.4 are intended for the benefit of; and shall be enforceable by each Indemnified Party, and each Indemnified Party’s heirs and representatives.

Section 6.5 Registration Statement.

(a) Each of Sterling and Farnsworth shall use its reasonable best efforts to cause the Registration Statement to be filed with the SEC within sixty (60) days of the date hereof and shall use its best efforts to cause such Registration Statement to be declared effective under the Securities Act, which Registration Statement, at the time it becomes effective, and at the Effective Time, shall in all material respects conform to the requirements of the Securities Act and the general rules and regulations of the SEC promulgated thereunder. The Registration Statement shall include the form of Joint Proxy Statement/Prospectus for the meetings of Farnsworth’s and Sterling’s shareholders to be held for the purpose of having such shareholders vote upon the approval of this Agreement. The Parties shall cooperate with each other and use their respective reasonable best efforts to promptly supply the information required to be included in the Registration Statement with respect to each Party’s business and affairs before it is filed with the SEC and again before any amendments are filed. The Parties shall cooperate with each other and use their respective best efforts to promptly request and obtain all appropriate opinions, consents, and letters from financial advisors and independent auditors in connection with the Registration Statement and the Joint Proxy Statement/Prospectus of both Farnsworth and Sterling Bank. Sterling shall take all actions required to qualify or obtain exemptions from such qualifications for the Sterling Shares to be issued in connection with the transactions contemplated by this Agreement under applicable state blue sky securities laws, as appropriate.

(b) Each of Sterling and Farnsworth shall promptly advise the other of the receipt of any comments on the Registration Statement, the time when the Registration Statement has become or will become effective or any supplement or amendment has been filed, of the issuance of any stop order or suspension of the qualification of Sterling common stock for offering or sale in any jurisdiction, of the initiation or, to the extent either Party is aware thereof; threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

Section 6.6  Press Releases. Sterling, Sterling Bank and Farnsworth agree that they will not issue any press release or other public disclosure related to this Agreement or the transactions contemplated hereby, without first consulting with the other Party as to the form and substance of such disclosures which may relate to the transactions contemplated by this Agreement, provided, however, that nothing contained herein shall prohibit either Party, following notification to the other Party, from making any disclosure which is required by law or regulation.

Section 6.7  Nasdaq Listing. Sterling shall use its reasonable best efforts to cause the Sterling Shares to be issued in the Merger to be approved for listing for quotation on the Nasdaq Capital Market, subject to official notice of issuance, as of the Effective Time.

Section 6.8  Board of Directors of Sterling and Sterling Bank. At the Effective Time, Sterling and Sterling

Bank shall appoint two individuals who were formerly serving on the Board of Directors of Farnsworth immediately prior to the Effective Time, to the Board of Directors of Sterling and Sterling Bank.

Section 6.9  Notification of Certain Matters. Each Party shall give prompt notice to the others of (a) any event, condition, change, occurrence, act or omission which causes any of its representations hereunder to cease to be true in all material respects (or, with respect to any such representation which is qualified as to materiality, causes such representation to cease to be true in all respects); and (b) any event, condition, change, occurrence, act or omission which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to have, a Material Adverse Effect on such Party. Each of Farnsworth, Sterling and Sterling Bank shall give prompt notice to the other Party of any notice or other communication from any third Party alleging that the consent of such third Party is or may be required in connection with the transactions contemplated by this Agreement.

ARTICLE 7
MUTUAL CONDITIONS TO CLOSING

The obligations of Sterling and Sterling Bank, on the one hand, and Farnsworth, on the other hand, to consummate the transactions provided for herein shall be subject to the satisfaction of the following conditions, unless waived as hereinafter provided for:

Section 7.1  Shareholder Approvals. The Merger shall have been approved by the requisite vote of the shareholders of Farnsworth and of Sterling (and/or Sterling Bank, as necessary).

Section 7.2  Regulatory Approvals. All necessary Consents of the Regulatory Authorities shall have been obtained and all notice and waiting periods required by law to pass after receipt of such Consents shall have passed, and all conditions to consummation of the Merger set forth in such Consents shall have been satisfied.

Section 7.3  Litigation. There shall be no actual or threatened causes of action, investigations or proceedings (i) challenging the validity or legality of this Agreement or the consummation of the transactions contemplated by this Agreement, or (ii) seeking damages in connection with the transactions contemplated by this Agreement, or (iii) seeking to restrain or invalidate the transactions contemplated by this Agreement, which, in the case of (i) through (iii), and in the reasonable judgment of Sterling, Sterling Bank or Farnsworth, based upon advice of counsel, would have a Material Adverse Effect with respect to the interests of Sterling, Sterling Bank or Farnsworth, as the case may be. No judgment, order, injunction or decree (whether temporary, preliminary or permanent) issued by any court or agency of competent jurisdiction or other legal restraints or prohibition preventing the consummation of Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Regulatory Authority that prohibits, restricts, or makes illegal the consummation of the Merger.

Section 7.4  Proxy Statement/Prospectus and Registration Statement. The Registration Statement shall have been declared effective by the SEC, no stop order suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated, and Sterling shall have received all state securities laws, or “blue sky” permits or other authorizations, or confirmations as to the availability of exemptions from registration requirements, as may be necessary to issue the Sterling Shares pursuant to the terms of this Agreement.

Section 7.5 Tax  Opinion. Farnsworth and Sterling shall have received an opinion of Sterling’s counsel, in form and substance reasonably acceptable to Farnsworth and Sterling, to the effect that the Merger will constitute a reorganization under Section 368 of the Code and the shareholders of Farnsworth will not recognize any gain or loss to the extent that such shareholders exchange their Farnsworth Shares for Sterling Shares. Each of Farnsworth and Sterling shall upon request execute and deliver to such counsel a certificate or certificates setting forth certain factual matters necessary to for the basis for such opinions.

ARTICLE 8
CONDITIONS TO THE OBLIGATIONS OF STERLING AND STERLING BANK

The obligations of Sterling and Sterling Bank to consummate the Merger are subject to the fulfillment of each of the following conditions, unless waived as hereinafter provided for:

Section 8.1  Representations and Warranties. The representations and warranties of Farnsworth set forth in this Agreement and in any certificate or document delivered pursuant hereto shall be true and correct in all material respects as of the date of this Agreement and as of all times up to and including the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement). For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure of such representations and warranties to be true and correct, either individually or in the aggregate and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, will have or is reasonably likely to have a Material Adverse Effect on Farnsworth and its subsidiaries taken as a whole. Notwithstanding the immediate preceding sentence, the representations and warranties contained in Section 3.2 shall be deemed untrue and incorrect if not true and correct except to an immaterial (relative to Section 3.2 taken as a whole) extent.

Section 8.2  Performance of Obligations. Farnsworth shall have performed in all material respects all covenants, obligations and agreements required to be performed by it under this Agreement prior to the Effective Time.

Section 8.3  Certificate Representing Satisfaction of Conditions. Farnsworth shall have delivered to Sterling and Sterling Bank a certificate of the Chief Executive Officer of Farnsworth dated as of the Closing Date as to the satisfaction of the matters described in Section 8.1 and Section 8.2 hereof; and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Farnsworth under Article 3 of this Agreement.

Section 8.4  Consents Under Agreements. Farnsworth shall have obtained the consent or approval of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation to any obligation, right or interest of Farnsworth under any loan or credit agreement, note, mortgage, indenture, lease, license, or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or upon the consummation of the transactions contemplated by this Agreement.

Section 8.5  Material Condition. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any Regulatory Authority which, in connection with the grant of any Consent by any Regulatory Authority, imposes, in the judgment of Sterling and Sterling Bank, any material adverse requirement upon Sterling and Sterling Bank or any Sterling Subsidiary, including, without limitation, any requirement that Sterling and Sterling Bank sell or dispose of any significant amount of the assets of Farnsworth and its subsidiaries, or any other Sterling Subsidiary.

ARTICLE 9
CONDITIONS TO OBLIGATIONS OF FARNSWORTH

The obligation of Farnsworth to consummate the Merger as contemplated herein is subject to each of the following conditions, unless waived as hereinafter provided for:

Section 9.1  Representations and Warranties. The representations and warranties of Sterling and Sterling Bank contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct, in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time (as though made on and as of the Effective Time), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement. For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure of such representations and warranties to be true and correct, either individually or in the aggregate and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, will have or is reasonably likely to have a Material Adverse Effect on Sterling and Sterling Bank taken as a whole. Notwithstanding the immediate preceding sentence, the representations and warranties contained in Section 4.2 shall be deemed untrue and incorrect if not true and correct except to an immaterial (relative to Section 4.2 taken as a whole) extent.

Section 9.2  Performance of Obligations. Sterling and Sterling Bank shall have performed in all material respects all covenants, obligations and agreements required to be performed by them and under this Agreement prior to the Effective Time.

Section 9.3  Certificate Representing Satisfaction of Conditions. Sterling and Sterling Bank shall have delivered to Farnsworth a certificate dated as of the Effective Time as to the satisfaction of the matters described in Section 9.1 and Section 9.2 hereof; and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Sterling and Sterling Bank under Article 4 of this Agreement.

Section 9.4  Consents Under Agreements. Sterling and Sterling Bank shall have obtained the consent or approval of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval is required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license, or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on Sterling, Sterling Bank or upon the consummation of the transactions contemplated by this Agreement.

Section 9.5  Sterling Shares. The Sterling Shares to be issued in connection with the Merger shall be duly authorized and validly issued and fully paid and nonassessable, issued free of preemptive rights and free and clear of all liens and encumbrances created by or through Sterling or Sterling Bank and shall have been approved for listing on Nasdaq Capital Market.

ARTICLE 10
TERMINATION, WAIVER AND AMENDMENT

Section 10.1  Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) by the mutual consent in writing of Sterling, Sterling Bank and Farnsworth; or

(b) by the Board of Directors of Sterling, Sterling Bank or Farnsworth if the Merger shall not have occurred on or prior to March 31, 2007, provided that the failure to consummate the Merger on or before such date is not caused by any breach of any of the representations, warranties, covenants or other agreements contained herein by the Party electing to terminate pursuant to this Section 10.1(b);

(c) by the Board of Directors of Sterling, Sterling Bank or Farnsworth (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in the case of Farnsworth and Section 9.1 in the case of Sterling or Sterling Bank or in breach of any covenant or agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 8.1 of this Agreement in the case of Farnsworth and Section 9.1 of this Agreement in the case of Sterling or Sterling Bank; or

(d) by the Board of Directors of Sterling, Sterling Bank or Farnsworth (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in the case of Farnsworth and Section 9.1 in the case of Sterling, Sterling Bank or in breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

(e) by the Board of Directors of Sterling, Sterling Bank or Farnsworth in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Farnsworth or Sterling (or Sterling Bank as necessary) fail to vote their approval of this Agreement and the Merger and the transactions contemplated hereby as required by applicable law at Farnsworth’s shareholders’ meeting or the Sterling shareholders’ meeting (or Sterling Bank as necessary) as the case may be where the transactions were presented to such shareholders for approval and voted upon; or

(f) by the Boards of Directors of Sterling, Sterling Bank or Farnsworth, (i) if the other Party fails to hold its shareholder meeting to vote on the Agreement within the time frame set forth in Section 5.4 hereof; or (ii) in the case of Sterling or Sterling Bank only, if Farnsworth’s Board of Directors either (A) fails to recommend, or fails to continue its recommendation, that the shareholders of Farnsworth vote in favor of the adoption of this Agreement, or (B) modifies, withdraws or changes in any manner adverse to Sterling or Sterling Bank its recommendation that the shareholders of Farnsworth vote in favor of the adoption of this Agreement; or

(g) By Farnsworth if it determines by a vote of the majority of the members of its Board of Directors, and notifies Sterling, at any time during the five (5) day period commencing two (2) business days after the Determination Date and if both of the following conditions are satisfied:

(i)	The Average Closing Price of the Sterling Shares is less than $9.90 (adjusted as set forth in the last sentence of this Section 10.1(g)); and

(ii)
(x) the number obtained by dividing the Average Closing Price on the Determination Date by the Starting Price (such number being referred to herein as the “Sterling Ratio”) shall be less than (y) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting (0.175) from the quotient in this clause (ii)(y) (such number being referred to herein as the “Index Ratio”);

If Farnsworth elects to terminate this Agreement pursuant to this Section 10.1(g), it shall give notice to Sterling within the aforementioned five (5) day period, provided such notice may be withdrawn at any time. During the five (5) day period commencing with its receipt of such notice, Sterling shall have the option of adjusting the Per Share Stock Consideration to equal the lesser of (i) a number equal to a quotient (rounded to the nearest one thousandth), the numerator of which is the product of $9.90 multiplied by the Per Share Stock Consideration (as then in effect) and the denominator of which is the Average Closing Price, and (ii) a number equal to a quotient (rounded to the nearest one-thousandth), the numerator of which is the Index Ratio multiplied by the Per Share Stock Consideration (as then in effect) and the denominator of which is the Sterling Ratio. If Sterling makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to Farnsworth of such election and the revised Per Share Stock Consideration, whereupon no termination shall have occurred pursuant to this Section and this Agreement shall remain in effect in accordance with its terms (except as the Per Share Stock Consideration shall have been so modified), and any reference in this Agreement to “Per Share Stock Consideration” shall thereafter be deemed to refer to the Per Share Stock Consideration as adjusted pursuant to this Section 10.1(g).

For purposes of this Section 10.1(g), the following terms shall have the meaning indicated:

“Average Closing Price” shall mean the average of the per share closing prices of the Sterling Common Stock as reported on the NASDAQ for the 20 consecutive trading days ending on the Determination Date as reported by The Wall Street Journal, expressed in decimal figures carried to five figures.

“Determination Date” means the tenth (10th) trading day prior to the Closing Date.

“Index Group” means the twenty (20) financial institution companies listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal since the Starting Date and before the Determination Date for any such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror’ s market capitalization. In the event that any such company is removed from the Index Group, the weights (which shall be determined based upon the market capitalization of the outstanding shares of common stock) shall be redistributed proportionately for purposes of determining the Index Price. The twenty (20) financial institution companies and the weights attributed to them are as follows:

	Financial Institution Holding Company	Market	Market
Company Name	Ticker	Value (SM)	Weighting

Bryn Mawr Bank Corp.	BMTC	191.1	12.54%
TF Financial Corp.	THRD	81.7	5.36%
Pamrapo Bancorp Inc.	PBCI	95.5	6.27%
Unity Bancorp Inc.	UINTY	113.0	7.4 1%
First Star Bancorp Inc.	FSSB	20.5	1.34%
QNB Corp.	QNBC	82.4	5.40%
First Morris Bank & Trust	FMJE	69.8	4.5 8%
PSB Bancorp Inc.	PSBI	56.5	3.7 1%
First Keystone Financial	FKFS	37.9	2.49%
American Bancorp of NJ	ABNJ	163.7	10.74%
Central Jersey Bancorp	CJBK	70.8	4.64%
DNIB Financial Corp.	DNBF	50.9	3.34%
BCB Bancorp Inc	BCBP	75.8	4.97%
Stewardship Financial Corp.	SSFN	64.3	4.22%
Boardwalk Bank	BORD	52.9	3.47%
East Penn Financial Corp.	EPEN	54.1	3.55%
1st Constitution Bancorp	FCCY	64.9	4.26%
Sussex Bancorp	SBB	45.8	3.01%
Parke Bancorp Inc.	PKBK	56.9	3.73%
Community Partners Bncp	CPBC	75.9	4.98%

“Index Price” on a given date, means the weighted average (weighted in accordance with the Weighting Factors above, which were calculated with reference to the market capitalizations of the outstanding shares of common stock of the Companies listed above) based upon the closing prices on such date of the common stock of the companies comprising the Index Group.

“Starting Date” means June 22, 2006.

“Starting Price” means $12.00 per share.

If Sterling or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1(g).

(h) By the Board of Directors of Farnsworth, if; after it has received a Superior Proposal in compliance with Section 5.5 and otherwise complied with all of its obligations under Section 5.5, Farnsworth or any of its subsidiaries enter into a definitive agreement with respect to, or consummates a transaction which is the subject of; an Acquisition Proposal; provided further, however, that this Agreement may only be terminated in accordance with this Section 10.1(h) and a new definitive agreement entered into by Farnsworth with a third party not earlier than 72 hours following written notice to Sterling advising Sterling that the Board of Directors of Farnsworth is prepared to accept such Superior Proposal.

Section 10.2 Effect of Termination: Termination Fee.

(a) In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, the Agreement shall terminate and have no effect, except as otherwise provided herein and except that the provisions of this Section 10.2, Section 10.5 and Article 11 of this Agreement shall survive any such termination and abandonment.

(b) If, after the date of this Agreement, (i) Farnsworth terminates this Agreement in accordance with Section 10.1(h), or (ii)(A) an Acquisition Proposal (as defined below) is offered, presented or proposed to Farnsworth or its shareholders, and thereafter this Agreement and the Merger are disapproved by Farnsworth or by the shareholders of Farnsworth, or (B) Sterling terminates this Agreement pursuant to Section 10.1 (fj(ii) hereof; and, in the case of both (A) and (B), an Acquisition Proposal is consummated or a definitive agreement is entered into by Farnsworth relating to an Acquisition Proposal within 12 months of the date thereof (each of (i) and (ii) being a “Trigger Event”), then immediately upon the occurrence of a Trigger Event Farnsworth shall pay Sterling or Sterling Bank a cash amount of $900,000 as an agreed-upon termination fee to Sterling or Sterling Bank (the “Termination Fee”) in lieu of any other damages or reimbursement for its expenses incurred in negotiation and pursuit of the Agreement and the related transactions contemplated thereunder (including but not limited to fees and expenses of its legal counselors, investment advisors, accountants and related professionals and costs associated with such transaction and process).

(c) Farnsworth, Sterling and Sterling Bank agree that the Termination Fee is fair and reasonable in the circumstances. If a court of competent jurisdiction shall nonetheless, by a final, nonappealable judgment, determine that the amount of any such Termination Fee exceeds the maximum amount permitted by law, then the amount of such Termination Fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

Section 10.3  Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of Sterling, Sterling Bank and Farnsworth.

Section 10.4  Waivers. Subject to Section 11.11 hereof; prior to or at the Effective Time, Sterling and Sterling Bank, on the one hand, and Farnsworth, on the other hand, shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other’s obligations under this Agreement and to waive any or all of the conditions to its obligations under this Agreement, except any condition, which, if not satisfied, would result in the violation of any law or any applicable governmental regulation.

Section 10.5  Non-Survival of Representations. Warranties and Covenants. The representations, warranties, covenants or agreements in this Agreement or in any instrument delivered by Sterling, Sterling Bank or Farnsworth shall not survive the Effective Time of Merger, except that Section 5.3(b) and Section 6.3(b) shall survive the Effective Time, and any representation, warranty or agreement in any agreement, contract, report, opinion, undertaking or other document or instrument delivered hereunder in whole or in part by any person other than Sterling, Sterling Bank, Farnsworth (or directors and officers thereof in their capacities as such) shall survive the Effective Time of Merger; provided that no representation or warranty of Sterling, Sterling Bank or Farnsworth contained herein shall be deemed to be terminated or extinguished so as to deprive Sterling or Sterling Bank, on the one hand, and Farnsworth, on the other hand, of any defense at law or in equity which any of them otherwise would have to any claim against them by any person, including, without limitation, any shareholder or former shareholder of either Party. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that Sterling, Sterling Bank or Farnsworth and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

ARTICLE 11
MISCELLANEOUS

Section 11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“Acquisition Proposal” means any proposal or offer by any Person or group of Persons with respect to any of the following: (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation or dissolution or other similar transaction involving Farnsworth or any subsidiary of Farnsworth whose assets, individually or in the aggregate constitute more than 10% of the consolidated assets of Farnsworth; (ii) any sale, lease, exchange, mortgage, pledge (except in the ordinary course of business consistent with past practice), transfer or other disposition of assets (including for this purpose the outstanding capital stock of any subsidiary of Farnsworth and the capital stock of any entity surviving any merger or business combination involving any subsidiary of Farnsworth) and/or liabilities that constitute 10% or more of the assets of Farnsworth and its subsidiaries taken as a whole in a single transaction or series of transactions; (iii) any purchase or other acquisition of or tender offer or exchange offer that if consummated would result in such Person(s) beneficially owning 25% or more of the outstanding stock of Farnsworth or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of Farnsworth; or (iv) any public announcement by any Person (which shall include any regulatory application or notice, whether in draft or final form) of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, in each case other than (x) the transactions contemplated by this Agreement and (y) any transaction referred to in clause (i) or (ii) involving only Farnsworth and one of its subsidiaries, or involving two or more of its subsidiaries, provided that such transactions is not entered into in violation of the terms of this Agreement.

“Affiliate” of a person shall mean (i) any other person directly or indirectly through one or more intermediaries controlling, controlled by or under common control of such person, (ii) any officer, director, partner, employer or direct or indirect beneficial owner of any 10% or greater equity of voting interest of such person or (iii) any other persons for which a person described in clause (ii) acts in any such capacity.

“Consent” shall mean a consent, approval or authorization, waiver, clearance, exemption or similar affirmation by any person pursuant to any lease, contract, permit, law, regulation or order.

“Environmental Law” means any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree or injunction relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by substance as a component.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Knowledge” means, with respect to any Person, those facts that are known by the officers and directors of such Person and includes any facts, matters, or circumstances set forth in any written notice received by an executive officer or director of that Person.

“Loan Property” means any property owned by Farnsworth or any of its subsidiaries, or in which Farnsworth or any of its subsidiaries holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Hazardous Material” means any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or any similar federal, state or local law. Hazardous Material shall include, but not be limited to, (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

“Material Adverse Effect” with respect to any Party, shall mean any event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial condition, business or results of operation, financial performance or prospects of such Party and their respective subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not be deemed to include (i) the impact of actions or omissions of a Party taken with the prior written consent of the other in contemplation of the transactions contemplated by this Agreement, (ii) changes in laws and regulations or interpretations thereof that are generally applicable to the banking or savings institutions industries, (iii) changes in generally accepted accounting principles, (iv) expenses incurred in connection with this Agreement and the Merger including payments to be made pursuant to employment and severance agreements and the termination of other benefit plans, or (v) changes attributable to or resulting from changes in general economic conditions generally affecting financial institutions including changes in interest rates.

“Participation Facility” means any facility in which Farnsworth or any of its subsidiaries has engaged in Participation in the Management of such facility, and, where required by the context, includes the owner or operator of such facility, but only with respect to such facility.

“Participation in the Management” of a facility has the meaning set forth in 40 C.F.R. § 300.1100(c).

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of Governors of the Federal Reserve System (the “FRB”), the OTS, the FDIC and all state regulatory agencies having jurisdiction over the Parties (including the New Jersey Department of Banking and Insurance), the National Association of Securities Dealers, Inc., all national securities exchanges and the Securities and Exchange Commission (the “SEC”).

“Superior Proposal” means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Farnsworth common stock then outstanding or all or substantially all of the assets of Farnsworth and otherwise (i) on the terms which the Farnsworth Board determines in good faith, after consultation with its financial advisor(s), to be more favorable from a financial point of view to Farnsworth’s shareholders than the Merger, (ii) that constitutes a transaction that, in the good faith judgment of the Farnsworth Board is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal, and (iii) for which financing, to the extent required, is then committed or which in the good faith judgment of the Farnsworth Board based on written advice from its financial advisor is likely to be obtained by such third party.

Section 11.2  Entire Agreement. This Agreement and the documents referred to herein contain the entire agreement among Sterling, Sterling Bank and Farnsworth with respect to the transactions contemplated hereunder and this Agreement supersedes all prior arrangements or understandings with respect thereto, whether written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, firm, corporation or entity, other than the Parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 11.3  Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by first class or registered or certified mail, postage prepaid, telegram or telex or other facsimile transmission addressed as follows:

If to Sterling or Sterling Bank:

STERLING BANK
3100 Route 38
Mount Laurel, NJ 08054
Attention: Robert H. King, President and CEO
Fax: (856) 727-0667

With a copy to:

Dilworth Paxson LLP
1735 Market Street
3200 Mellon Bank Center
Philadelphia, PA 19103
Attention: J. Roger Williams Jr., Esq.
Fax: (215) 575-7200

If to Farnsworth, then to:

FARNSWORTH BANCORP, INC.
789 Farnsworth Avenue
Bordentown, NJ 08505
Attention: Gary N. Pelehaty, President
Fax: (609) 298-5321

With a copy to:

Malizia Spidi & Fisch, PC
901 New York Avenue, NW
Suite 210 East
Washington, DC 20001
Attention: John J. Spidi, Esq.
Fax: (202) 434-4661

All such notices or other communications shall be deemed to have been delivered (i) upon receipt when delivery is made by hand, (ii) on the third (3rd) business day after deposit in the United States mail when delivery is made by first class, registered or certified mail, and (iii) upon transmission when made by telegram, telex or other facsimile transmission if evidenced by a sender transmission completed confirmation.

Section 11.4  Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable or against public or regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and in no way shall be affected, impaired or invalidated, if; but only if; pursuant to such remaining terms, provisions, covenants and restrictions the Merger may be consummated in substantially the same manner as set forth in this Agreement as of the later of the date this Agreement was executed or last amended.

Section 11.5  Costs and Expenses. Expenses incurred by Farnsworth on the one hand and Sterling and Sterling Bank on the other hand, in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approval and all other matters related to the closing of the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants employed by either such Party or its affiliates, shall be borne solely and entirely by the Party which has incurred same.

Section 11.6  Captions. The captions as to contents of particular articles, sections or paragraphs contained in this Agreement and the table of contents hereto are inserted only for convenience and are in no way to be construed as part of this Agreement or as a limitation on the scope of the particular articles, sections or paragraphs to which they refer.

Section 11.7  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document with the same force and effect as though all Parties had executed the same document.

Section 11.8  Persons Bound: No Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors, distributees, and assigns, but notwithstanding the foregoing, this Agreement may not be assigned by any Party hereto unless the prior written consent of the other Parties is first obtained (other than by Sterling or Sterling Bank to a subsidiary of Sterling or Sterling Bank).

Section 11.9  Governing Law. This Agreement is made and shall be governed by and construed in accordance with the laws of the State of New Jersey (without respect to its conflicts of laws principles) except to the extent federal law may apply.

Section 11.10  Exhibits and Schedules. Each of the exhibits and schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made.

Section 11.11  Waiver. The waiver by any Party of the performance of any agreement, covenant, condition or warranty contained herein shall not invalidate this Agreement, nor shall it be considered a waiver of any other agreement, covenant, condition or warranty contained in this Agreement. A waiver by any Party of the time for performing any act shall not be deemed a waiver of the time for performing any other act or an act required to be performed at a later time. The exercise of any remedy provided by law, equity or otherwise and the provisions in this Agreement for any remedy shall not exclude any other remedy unless it is expressly excluded. The waiver of any provision of this Agreement must be signed by the Party or Parties against whom enforcement of the waiver is sought. This Agreement and any exhibit, memorandum or schedule hereto or delivered in connection herewith may be amended only by a writing signed on behalf of each Party hereto.

Section 11.12  Construction of Terms. Whenever used in this Agreement, the singular number shall include the plural and the plural the singular. Pronouns of one gender shall include all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with generally accepted accounting principles, consistently applied. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words “hereof, “herein”, and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including”, “included”, “such as”, or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and delivered, and their respective seals hereunto affixed, by their officers thereunto duly authorized, and have caused this Agreement to be dated as of the date and year first above written.

STERLING BANKS, INC.

By: /s/ Robert H. King
Robert H. King
Its President and Chief Executive
Officer

STERLING BANKS

By: /s/ Robert H. King
Robert H. King
Its President and Chief Executive
Officer

FARNSWORTH BANCORP, INC.

By: /s/ Gary N. Pelehaty
Gary N. Pelehaty
Its President and Chief Executive
Officer

APPENDIX H - FAIRNESS OPINION OF RAYMOND JAMES & ASSOCIATES

June 23 , 2006

Board of Directors
Farnsworth Bancorp, Inc.
789 Farnsworth Avenue
Bordentown, New Jersey 08505

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Farnsworth Bancorp, Inc. (the “Company”), of the Merger Consideration (as defined below) to be paid to the Company’s shareholders in connection with the proposed merger (the “Merger”) of the Company with and into Sterling Banks, Inc. (“Sterling”) and Sterling Bank (“Sterling Bank”), pursuant and subject to the Agreement and Plan of Merger by and among Sterling, Sterling Bank and the Company dated as of June 23, 2006 (the “Agreement”). The Agreement provides for, among other things, Merger Consideration (as defined below) to be paid to the Company’s shareholders as follows:

Each share of Company common stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive: (a) cash in the amount of $27.50, without interest; (b) 2.3625 (1) shares of Sterling common stock; or (c) a combination thereof per each shareholder’s election, subject to adjustment under certain circumstances. (the “Merger Consideration”).

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the Agreement;

2.	reviewed the Annual Report to Shareholders, the Company and of Sterling Bank for the periods ended December 31, 2005, 2004 and 2003;

3.	reviewed the Annual Reports on Form 10-K of the Company and of Sterling Bank for the years ended December 31, 2005, 2004 and 2003;

4.
reviewed the Quarterly “TFR Reports” filed with the Office of Thrift Supervision (“OTS”) of Peoples Savings Bank for the three month periods ended March 31, 2006, December 31, 2005 and September 30, 2005;

5.	reviewed the Quarterly Reports on Form 10-Q of Sterling Bank and the Company for the three month periods ended March 31, 2006, December 31, 2005 and September 30, 2005;

6.	reviewed certain financial analyses and forecasts of the Company and Sterling Bank which were prepared by the respective managements of the Company and Sterling Bank;

7.	reviewed comparative financial and operating data on the banking industry and certain institutions which we deemed to be comparable to each of the Company and Sterling Bank;

8.	reviewed the historical market prices and trading activity for the common stock of the Company and Sterling Bank;

9.	reviewed the pro forma financial impact of the Merger;

10.
reviewed certain bank mergers and acquisitions on a regional and nationwide basis for institutions which we deemed to be comparable to the Company and compared the proposed consideration with the consideration paid in such other mergers and acquisitions;

11.	conducted limited discussions with members of senior management of each of the Company and Sterling Bank concerning the financial condition, business and prospects of each respective company; and

12.	reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

In performing our review and preparing this opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information made available to us for purposes of this opinion, and we have not independently verified such information nor have we undertaken an independent evaluation of the assets and liabilities of the Company or Sterling Bank. With respect to financial projections reviewed with management, we have assumed, with the Company’s consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements and we express no opinion as to those financial projections or the assumptions on which they are based. We further have assumed, with the Company’s consent, that the Merger will be consummated as set forth in the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof, and that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no limitations, restrictions or conditions will be imposed on the Company, or Sterling. We have also assumed for purposes of this opinion that there has been no material change in the financial condition of the Company or Sterling Bank from that reflected, respectively, in the TFR Report as filed with the OTS for the period ended March 31, 2006 and the Quarterly Report as filed on Form 10-Q for the period ended March 31, 2006.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof. Any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. We did not structure the Merger or negotiate the final terms of the Merger. This letter does not express any opinion as to the likely trading range of Sterling’s stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Sterling at that time. Our opinion is limited to the fairness to the Company, from a financial point of view, of the Consideration to be paid to the Company’s shareholders in connection with the Merger. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; (iv) the relative contribution of assets, loans, deposits, equity and income of the Company to the combined entity; and (v) the general condition of the securities markets.

In arriving at this opinion, Raymond James & Associates, Inc. (“Raymond James”) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James is currently providing investment banking services to the Company. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services, which fee is contingent upon consummation of the Merger. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company or of Sterling for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder regarding how said shareholder should vote on the proposed Merger. Furthermore, this letter does not constitute a recommendation to any shareholder as to what form of consideration they should elect to receive. This letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Raymond James consents to the inclusion and description of this opinion as Appendix H to the Joint Proxy Statement/Prospectus which forms part of the Registration Statement on Form S-4 of Sterling and the references to our firm in such Joint Proxy Statement/Prospectus.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the terms “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchanges Commission thereunder.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the shareholders of the Company.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

By:
Michael T. Mayes
Managing Director

(1).	Adjusted from the June 23, 2006 announcement exchange ratio of 2.25 to reflect Sterling Bank’s July 28, 2006 announcement of a 5.0% stock dividend payable September 8, 2006.

JANNEY MONTGOMERY SCOTT LLC

I N V E S T M E N T B A N K I N G

September 12, 2006

The Board of Directors
Sterling Bank
3100 Route 38
Mount Laurel, NJ 08054

Members of the Board:

Sterling Bank (“Sterling”) and Farnsworth Bancorp, Inc. (“Farnsworth”) have entered into an Agreement and Plan of Merger (“Merger Agreement”) providing for the merger of Farnsworth with and into Sterling (the “Merger”). The proposed merger consideration is outlined in the Merger Agreement dated June 23, 2006. You have requested our opinion, as of the date hereof, whether the aggregate merger consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Sterling. Terms not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

Pursuant to the Merger Agreement, upon consummation of the Merger, each share of Farnsworth common stock will be converted into the right to receive, at the election of the shareholder, (a) cash in an amount equal to $27.50 per share, (b) a number of shares of Sterling common stock (“Sterling Common Stock”) equal to the exchange ratio, or (c) a combination thereof, subject to 50% of the number of Farnsworth’s shares outstanding being exchanged for cash (the “Merger Consideration”). Farnsworth shareholders who elect and receive 100% stock will receive 2.3625 shares of Sterling Common Stock for each share of Farnsworth Common Stock.

Janney Montgomery Scott LLC, as part of its investment banking business, engages in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

In rendering our opinion, we have, among other things:

(a)	reviewed the historical financial performances, current financial positions and general prospects of Sterling and Farnsworth;

(b)
considered the proposed financial terms of the Merger and have examined the projected consequences of the Merger with respect to, among other things, market value, earnings and tangible book value per share of Sterling Common Stock;

1801 Market Street Philadelphia, PA 19103-1675 Tel 215.665.6180 Fax 215.665.6197 Members New York Stock Exchange, Inc. Other Principal Exchanges

JANNEY MONTGOMERY SCOTT LLC

I N V E S T M E N T B A N K I N G

September 12, 2006
Board of Directors

(c)
to the extent deemed relevant, analyzed selected public information of certain other bank and thrift holding companies and compared Sterling and Farnsworth from a financial point of view to these other bank and thrift holding companies;

(d)	reviewed the historical market price ranges and trading activity performance of the Common Stock of Sterling and Farnsworth;

(e)	reviewed publicly available information such as annual reports and SEC filings;

(f)	compared the terms of the Merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available;

(g)	discussed with certain members of senior management of Sterling and Farnsworth the strategic aspects of the Merger, including the estimated cost savings resulting from the Merger;

(h)	reviewed the Merger Agreement; and

(i)	performed such other analyses and examinations as we deemed necessary.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Sterling or Farnsworth or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Sterling and Farnsworth that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken any independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Sterling or Farnsworth or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make any independent evaluation of the adequacy of the allowance for loan losses of Sterling or Farnsworth or any of their respective subsidiaries nor have we reviewed any individual credit files and have assumed that the respective allowance for loan losses are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to financial projections, Sterling’s and Farnsworth’s management have confirmed to us that they reflect the best currently available estimates and judgements of such management of the future financial performance of Sterling and Farnsworth, respectively, and we have assumed that such performance will be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no change in Sterling’s or Farnsworth’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Sterling and Farnsworth will remain as going concerns for all periods relevant to our analysis, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent to the Merger Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. With your consent, we have relied on the advice that Sterling has received from its legal, accounting and tax advisors as to all

JANNEY MONTGOMERY SCOTT LLC

I N V E S T M E N T B A N K I N G

September 12, 2006
Board of Directors

legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Merger Agreement.

In rendering our opinion, we have assumed that in connection with obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger. Our opinion is necessarily rendered on the basis of market, economic and other conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Sterling and Farnsworth as they exist and are known to us on the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. Furthermore, this opinion does not represent our opinion as to what the value of Sterling may be when the Sterling Common Stock is issued to Farnsworth shareholders upon consummation of the Merger or the prices at which Sterling’s or Farnsworth’s common stock may trade at any time. In addition, we express no recommendation as to how the shareholders of Sterling should vote at the shareholders meeting held in connection with the Merger.

We have acted as Sterling’s financial advisor in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon consummation of the Merger. Sterling has agreed to indemnify us for certain liabilities arising out of rendering this opinion. In addition, we have in the past provided certain investment banking services to Sterling and have received compensation for such services and may provide, and receive compensation for, such services in the future. Furthermore, in the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Sterling or Farnsworth for our own account or for the accounts of our customers.

Our opinion is directed to the Board of Directors of Sterling in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Sterling as to how such shareholder should vote when considering the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration and does not address the underlying business decision of Sterling to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Sterling or the effect of any other transaction in which Sterling might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or any other document, nor shall this opinion be used for any other purposes, without our prior written consent. However, we understand that a description of this opinion will be contained in, and a copy of this opinion will be filed as an exhibit to, the disclosure documents relating to the Merger.

On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof, the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Sterling.

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC